McLaughlin & Stern LLP
                       260 Madison Avenue
                    New York, New York 10016


                         (212) 448-1100






                                                     March 18,
1997





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                           Re:      Arthur Treacher's Inc.
                                    CIK:    0001016951

Gentlemen:

         We herewith transmit to you Form 10-SB of Arthur Treacher's Inc. Please be advised that the' financial statements of M.I.E. Hospitality Inc., a significant business acquired by the Registrant in November 1996, have been audited for the year ended
December 29, 1996, the most recent fiscal year of M.I.E. M.I.E. was a privately held corporation prior to the acquisition and audited financial statements for prior periods are not otherwise available.

                                                     Very truly
yours,

                                                     Steven W.
Schuster

SWS:ab


steven\treachers\letters\sec318

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                   OF SMALL BUSINESS ISSUERS
   Under Section 12(B) or 12(G) of the Securities Act of 1934


                                                       ARTHUR TREACHER'S,
INC.
         (Name of Small Business Issuer in Its Charter)


                                 UTAH
                      34-1413104
(State or Other Jurisdiction of Incorporation or Organization)
            (I.R.S. Employer Identification No.)


        7400 Baymeadows Way, Suite 300, Jacksonville, Florida
                           32256
        (Address of Principal Executive Offices)
                     (Zip Code)

        (904) 739-1200

        (Issuer's Telephone Number)


         Securities to be registered under Section 12(b) of the Act:

                  Title of Each Class
         Name of Each Exchange on Which
                  to be so Registered
            Each Class is to be Registered








         Securities to be registered under Section 12(g) of the Act:

                                     Common Stock, $.01 par value

                                    (Title of Class)

                             PART I

Item 1.           Description of Business.

The Company is a fast service seafood restaurant chain based in Jacksonville, Florida. The Company's principal business is the operation of Company owned stores and the sale of franchises of "Arthur Treacher's Fish &
Chips" fast food restaurants. The Company has 124 restaurants in the Arthur Treacher's system, consisting of 63 Company owned restaurants and 61 independently owned and operated franchised locations. The
Company also anticipates opening an additional six
Company owned restaurants by April 30, 1997. The restaurants are located in 12 states in the mid-western and eastern United States as well as in Washington D.C.
and the province of Ontario, Canada.

         (A)  Background

The Company was originally founded in 1969 as Arthur
Treacher's Fish & Chips, Inc., a Delaware corporation.
The Company operated a network of franchised and Company owned restaurants in the United States and Canada. The Company"s main product was its "Original
Fish & Chips" product consisting of two fish fillets coated with a special batter prepared under a proprietary formula, deep-fried golden brown and served with English-style chips and two corn meal "hush puppies." The Company"s other products included an assortment of other fried and grilled seafood combination dishes including shrimp, clams and chicken.

In 1979, Mrs. Paul's, Inc. ("Mrs. Paul's") purchased
Arthur Treacher's Fish & Chips, Inc. Mrs. Paul's changed the products offered at the restaurants, which change resulted in severe dissatisfaction among the franchisees, a reduction in the number of restaurants and litigation between certain franchisees and Mrs. Paul's.
In 1982, Lumara Foods of America, Inc. ("Lumara") acquired the assets of Arthur Treacher's Fish & Chips,
Inc. from Mrs. Paul's. Lumara was unable to achieve profitability and consequently sought bankruptcy protection in 1983. In December 1983, Arthur
Treacher's Inc., an Ohio corporation, entered into an agreement to purchase the assets of Lumara, during Chapter XI bankruptcy proceedings. In February 1984,
Arthur Treacher's Inc., an Ohio corporation, merged into El Charro, Inc., a Utah corporation, which consummated the acquisition of the assets of Lumara and changed its name to Arthur Treacher's, Inc.

The Company reduced its size from approximately 200 to 123 stores between 1984 and 1996, primarily through a net reduction from more than 180 franchised locations to 95 franchised locations, under the management of President and principal shareholder, James R. Cataland.
In 1984, only 74 of the more than 180 franchised locations were in good standing. The franchise network was rebuilt and expanded in the early 1990's under the management of Mr. Cataland.

In 1993, three investors, including Mr. Bruce R.
Galloway, the current Chairman of the Board of the Company, and Mr. Fred Knoll, a Director designee of the Company, acquired from the Company an aggregate of 2,000,000 shares of Common Stock for $1,000,000.
On May 31, 1996, an investor group organized by Mr.
Galloway acquired control of the Company through the purchase of an additional 2,000,000 shares from the then principal shareholder and President, Mr. Cataland.
Contemporaneously with such acquisition,  Mr. R.
Frank Brown became President, Chief Executive Officer and Treasurer of the Company, and the current Board of Directors was elected.

Under Mr. Brown's direction, the Company has taken several steps to improve its operations. The Company has also commenced testing of its "Seafood Grille" concept, reduced costs by changing to lower cost seafood suppliers, commenced efforts to renegotiate certain property leases, hired a new Director of Purchasing and Director of Marketing, retained a new advertising agency, held regional meetings with franchisees for the first time in several years, attended franchise conventions to promote the Company and produced new promotional and advertising materials.

On November 27, 1996, the Company purchased all of the issued and outstanding shares of capital stock of M.I.E. Hospitality, Inc. ("MIE" and the "MIE
Acquisition"). MIE, formerly the Company's largest franchisee and now a wholly-owned subsidiary, had an exclusive territory in New York, Pennsylvania, New
Jersey and Delaware, where it operated 33 stores.  The
Company anticipates that the MIE Acquisition will provide opportunities for additional expansion, since the Company can open additional Company owned stores and sell additional franchises in states where MIE was the exclusive franchisee. In addition, during the six months ended December 31, 1996, the Company purchased six franchised restaurants in the Detroit area.
The Company believes these six restaurants are strategically located in areas with a concentration of Arthur Treacher's restaurants. Management believes that such restaurants can be better managed by the Company than by the former franchisees with no additional administrative overhead being incurred by the Company.

         (B)  Franchises

The Company has 124 restaurants in its system, consisting of 63 Company owned restaurants and 61 independently owned and operated franchised locations.
The Company has two geographical options for franchises: individual stores and area development.
The Company has a franchisee that has agreed to open one franchise for each of the next three years in northeastern Ohio, although such franchisee does not have any exclusive territory. The Company also has a franchisee with an exclusive franchise for the province of Ontario, Canada, where there are 13 restaurants.

Pursuant to its franchise agreement, the Company provides its franchisees with a method of operation, including trade secrets, technical knowledge, a supply distribution program and standards for customer service, quality control, decor, layout, signs and accounting systems. The Company also provides centralized advertising and cooperative advertising programs and an initial training program, which is required for franchisees. Each franchisee is currently required to spend a minimum of three percent of monthly gross sales on advertising. In addition, each franchisee must purchase certain private label, proprietary food, paper supplies, equipment and signage from Company approved suppliers and distributors.
The Company does not select restaurant sites for franchisees, but all sites are subject to the Company's approval. The Company also requires that its franchisees name the Company as an additional insured party on their property and casualty insurance policies and that vendors provide subrogation to the Company with respect to their product liability insurance.

Pursuant to the Company's standard franchise agreement, which is incorporated in its Uniform
Franchise Offering Circular, the initial franchise fee for a one unit franchise is $19,500. The fee for each additional franchise declines thereafter. The fee for an area development franchise is $49,500.
These franchise fees do not include the costs associated with the operation of the restaurant, including food, supplies, labor, equipment, occupancy costs and taxes.


Each franchisee is subject to a royalty fee payable to the Company of a maximum of six percent of gross sales, although most franchisees, including the Canadian franchisee, pay royalties at a rate substantially lower than six percent of gross sales, with an average royalty of about three percent. With respect to the remaining franchisees, as of February 28, 1997, four franchisees operating four restaurants have either been notified of being in default for non-payment of royalties or are more than 90 days in default on royalty payments.
One of such franchisees, operating two restaurants, and the Company have executed an installment payment plan with respect to its delinquent payments.

The inability of the Company's franchisees to make payments on a timely basis will adversely affect the Company's liquidity and its operations.

         (C)  Corporate Strategy

The Company seeks to focus on three key areas of development:

                          The "Seafood Grille" concept,
                          Unit Expansion,
                          Marketing, Advertising and
     Promotion.

         1.  The "Seafood Grille" Concept

The Company is renovating its existing restaurants to adopt the "Seafood Grille" concept to focus on grilled foods while enhancing the Company's existing brand name. The Company has begun to expand its menu to include, in addition to its current fried fish dinner and fried chicken combinations, a selection of grilled seafood entrees and grilled chicken entrees, together with an assortment of vegetables and other side dishes.
Several species of fish, including tuna, cod, mahi-mahi and salmon, are being developed in order to complement the Company's existing line of seafood products.

Each fish fillet sold under the "Seafood Grille" concept is deep skinned and flash-frozen under a strict recipe developed by the Company. At each store location, the fillet is inserted into a special grilling unit for quick cooking. Test marketing and implementation of this concept began in July 1996 at a franchised location that the Company purchased in November
1996. As of February 28, 1997, the Company had expanded the test marketing to an additional two
Company owned restaurants. The Company expects to complete renovations to implement the "Seafood
Grille" concept at approximately 12 additional restaurants located in food courts and 6 free standing restaurants by June 30, 1997.

The Company is developing a nationwide
implementation plan, which will include operations, marketing and advertising expenditures. The
Company will renovate its existing Company owned stores from the proceeds of a private placement in November 1996 (the "November Private Placement") and to the extent funds are available from operating cash flows. The Company expects to spend approximately $60,000 for each restaurant renovation including equipment, signage and approximately
$10,000 for promotional materials related to the "Seafood Grille" concept. The Company anticipates that all of the restaurants currently owned by the Company will offer the "Seafood Grille" concept, although the cost of renovation will depend on such factors as the size of the restaurant, whether the restaurant is free standing or in a mall, and the amount of equipment to be installed. Such renovations will be made on a region by region basis so that all restaurants within a region can benefit from regional advertising and marketing promotions. New store formats may be developed to enable consumers to view a wider selection of the Company's menu selections. New store displays may be exhibited at all restaurant locations to provide consumers with information such as caloric, fat and cholesterol content in each of the Company's menu items. The Company cannot require franchisees to renovate their stores to implement the "Seafood Grille" concept and has not determined whether to provide incentives for such renovations. Furthermore, the conversion of any existing restaurants that may be purchased from franchisees will incur additional costs, a portion of which will come from operations.

         2.  Unit Expansion

The Company intends to open more Company owned and operated stores and franchised stores. The
Company's system has 124 restaurants, of which 63
(51%) were Company owned. The Company expects to achieve a ratio of approximately 40% of the restaurants as Company owned by the year 2000 due to franchise development. The Company will continue to build its network of Company owned and franchised restaurants with additional locations in order to increase the Company's penetration into local markets. The Company seeks to expand both in its principal existing markets of Florida, Ohio, Michigan, Texas, the New York metropolitan area and Ontario and in markets where the Company previously had a significant presence, including Virginia, Maryland,
Washington D.C., Illinois and New England.  The
Company anticipates opening an additional six
Company owned restaurants by April 30, 1997.

Execution of its growth strategy requires the Company's management to, among other things: (i) identify acquisition candidates who are willing to be acquired at prices acceptable to the Company; (ii) consummate identified acquisitions; and (iii) obtain financing for future acquisitions. The Company believes that the acquisition of franchise restaurants is preferable to opening new Company owned restaurants where there is a concentration of other restaurants, particularly Company owned restaurants.
Such concentration of Company owned restaurants enables the Company to achieve more effective control of marketing, economies of scale regarding the purchase of supplies, the deployment of field personnel and advertising and thereby improve the restaurants operations without any increase in central administrative overhead. The Company believes that such economies of scale can be achieved if a minimum of six to ten restaurants are in an area.

The Company does not anticipate further development of its franchise network until the fiscal year commencing July 1997. The Company wants to implement the "Seafood Grille" concept, purchase some restaurants from franchisees and improve its image before again focusing on the sale of franchises.
In order to develop its franchise system, the Company intends to develop joint programs with new corporate franchisees for regional expansion opportunities in certain selected markets. This program will entail a corporate sponsor for a particular region based upon metropolitan population densities. A region would typically be large enough to cover an area that could accommodate ten or more store locations. The
Company anticipates that a master franchise agreement would be executed with the corporate franchisee providing it with rights to a specified region and to support from the Company in order to develop the area within certain guidelines established by the Company relating, among other things, to a minimum number of restaurants to be opened within particular time periods. Current agreements do not require any minimum number of restaurants to be opened in a region and the Company currently has only one master franchise agreement for Ontario, Canada. The
Company also intends to grant new franchises to operators of single restaurants. There can be no assurance, however, that suitable franchisees can be located or that master franchise agreements will be reached at terms acceptable to the Company.

The Company estimates the cost of opening a new
Company owned restaurant at between $50,000 and $150,000 per restaurant (assuming the purchase, not lease, of new equipment), depending upon factors such as the size of the restaurant, the lease and local construction costs. This cost includes the capability for the "Seafood Grille" concept. By standardizing the construction and equipment procurement process of its restaurant network, the Company believes that it could develop the economies of scale in the design and site selection process. A supplementary benefit of such an expansion program could include proposals to arrange for regional or national equipment leasing and financing programs and the use of national or regional contractors to provide support for franchisees wishing to expand. There can be no assurance that such programs will be reached at terms acceptable to the Company.

The Company's proposed expansion and store renovations will be dependent on, among other things, market acceptance of the Company's "Seafood Grille" concept, the availability of suitable restaurant sites, negotiation of acceptable lease terms, timely development of such sites, obtaining landlords' consents to renovations, constructing or renovating restaurants, hiring of skilled management and other personnel, the general ability to successfully manage growth (including monitoring restaurants, controlling costs and maintaining effective quality controls) and the availability of adequate financing. In the case of franchised restaurants, the Company will be substantially dependent on the management skills of its franchisees.

         3.  Marketing, Promotion and Advertising

The Company believes that its brand name is still recognized among consumers in the northeastern, mid-western and southern regions of the United States primarily because the Company's primary product line had been a popular restaurant concept during the early
1970's. The Company and its franchisees typically spend approximately three to four percent of gross sales per year on advertising. In addition, suppliers provide the Company with rebates to be spent by the Company on marketing. In the fiscal year ended June
30, 1996, such marketing rebates were approximately
$400,000. The Company has broad discretion in spending such marketing allowances.

Management is developing a marketing campaign to re-establish the Company's brand name. Since June
1996, the Company has retained a new advertising agency and produced new television commercials.
System-wide promotion with coordinated regional advertising represents an area of opportunity for the Company. Local advertising by the Company and its franchisees has been, and continues to be, the predominant form of promotion. The Company has hired a Director of Marketing who has developed to produce advertising and promotion at the local level consisting of in-store advertising, local circulars, promotions and newspaper advertising. By utilizing system-wide promotion with regional advertising campaigns, the Company expects to achieve greater control and market breadth and to increase consumer awareness of its products and services while maintaining creative control over the Company's brand image. Such a program would provide the Company with system-wide coverage using print, network and cable television, national radio media.

The franchisees will be expected to pay a portion of the three percent currently required to be spent on advertising by each franchisee to the Company as a fee for such coordinated advertising. A portion of the approximately three percent of gross sales currently spent by the Company for advertising Company owned stores would also be devoted to the coordinated campaign. The amounts collected would be utilized entirely on marketing and promotional campaigns to benefit the entire franchise network.

         (D)  Suppliers and Pricing

The Company's senior management (most of whom joined the Company since June 1996) have experience with the supply and pricing issues associated with the food industry. Seafood prices, particularly the price of pollack, are subject to supply problems due to environmental and economic factors. The Company has developed measures to minimize the effect on the Company.

The Company's principal product, "Fish and Chips," includes pollack. The Company utilizes one supplier to the Company owned stores for pollack.
Franchisees use two suppliers for pollack.  The
Company and its franchisees use three suppliers for shrimp. For the fiscal year ended June 30, 1996, purchases of pollack and shrimp accounted for approximately 20% and 7% of the Company's operating expenses, excluding occupancy costs, respectively. The Company has reduced its costs since June 30, 1996 by utilizing new suppliers of pollack and shrimp. The Company anticipates offering salmon, grouper, cod, mahi-mahi and tuna.

Such seafoods' supplies and prices are subject to volatility. Seafoods of the quality sought by the Company tend to trade on a negotiated basis depending upon supply and demand at the time of purchase. Supply and price can be affected by multiple factors, such as weather, politics and economics in the producing countries. An increase in the prices of seafood, particularly pollack, could have an adverse effect on the Company's profitability.

The Company maintains relationships with certain seafood vendors in an effort to obtain seafood of the quality and in the quantity demanded by the Company's customers. These relationships enable the Company to maintain its supply of fish as well as affording the Company some price stability. The
Company has sought to mitigate the effects of price volatility by entering into agreements with its principal fish suppliers to provide fixed prices for seafood products during the six months to one year duration of the contracts. Such fixed price agreements also help ensure the Company's supply of fish. To date, some of these agreements have been oral. However, the Company believes that alternate suppliers of pollack and other seafoods are available if the prices of pollack or other seafoods increase substantially.
Management also intends to take advantage of changing technologies with respect to the "farming" and breeding of selected species of fish and seafood products, and currently purchases some fish products that are "farmed."

The Company uses different individual suppliers for many of its significant non-seafood items. For example, cups, french fries, shortening and proprietary fish batter are each purchased from different individual suppliers under oral agreements which set the price for one year.
Chicken, however, is purchased from three suppliers.
All of the Company's supplies are delivered by such suppliers to one distributor, who services the Company's restaurants from three distribution centers.
Any disruption in supplies from such suppliers could temporarily have an adverse effect on the Company's operations, although the Company believes that the supplier could readily be replaced. Except with respect to the Company's proprietary batter mix, franchisees can purchase such products from other suppliers or distributors, subject to the Company's prior approval.
The Company received approximately $160,000 from royalties on its batter mix sales in the fiscal year ended
June 30, 1996.

         (E)  Competition

The restaurant business is highly competitive with respect to price, service, location and food quality and is generally considered to be a mature industry.
Competition in the industry can be expected to increase. The industry is affected by changes in consumer eating habits and preferences, local, regional and national economic conditions, demographic trends, automobile traffic patterns, government regulation, employee availability and commodity and operating cost fluctuations, many of which are beyond the Company's control. Any unplanned or unanticipated changes in these factors could adversely affect the Company.

There are numerous well-established competitors in the operating areas of the Company. Restaurants operated or franchised by the Company compete directly not only with quick service restaurants
("QSRs"), but also with moderately priced family and specialty restaurants. Significant competitors include fast food fish restaurants such as Long John Silver and Captain D's, casual dining restaurants with a seafood emphasis such as Red Lobster and Landry's, and other chains that serve grilled seafood or chicken, or both.


The Company's primary competitors in the fast service seafood restaurant business are Long John
Silver and Captain D's. Both competitors have company owned and franchised restaurant operations in certain regions of the United States. Long John
Silver is the largest competitor with over 1,300 locations nationwide. Captain D's, a wholly owned subsidiary of Shoney's, Inc. with approximately 598 units, has a strong regional presence in the southeastern United States. Many of the Company's competitors possess substantially greater financial, marketing, personnel and other resources than those of the Company. Such competitive pressures limit the Company's ability to increase food and beverage prices and thus may limit the extent to which the Company and its franchisees can offset certain costs of doing business. There can be no assurance that well-established competitors will not place additional restaurants in close proximity to those of the Company and its franchisees.

The Company also faces vigorous competition from other QSR chains in attracting and retaining suitable franchises. Beginning in the fiscal year commencing
July 1, 1997, the Company plans to increase its number of franchised restaurants but there can be no assurance that it will be able to attract and retain suitable franchisees.

Competition with the Company can take other forms.
The Company also competes with fast food restaurants and "casual dining" restaurants that offer specialties other than grilled fish and chicken. Consumer preferences tend to shift and the variety of alternatives may affect consumer selection. A change by consumers to other types of products such as pork or beef or to restaurants with ethnic themes such as Mexican, Chinese or Italian can have a material adverse affect on the Company's sales.

The Company has developed a concentration of restaurant locations in the food courts of regional shopping malls. The competition in the malls typically consists of the seven to thirteen different restaurant concepts in each food court. Each food concept generally serves a distinctive menu item which may compete, directly or indirectly, with the Company. There can be no assurance that the

Company will continue to be able to compete effectively with such food concepts.

         (F)  Employees

At February 28, 1997, the Company had
approximately 700 employees. A total of approximately 575 employees are paid on an hourly basis and 125 employees receive a salary. Eight of the Company's employees perform executive functions. Most of the Company's employees are employed at the Company's restaurants. The
Company believes that the number of persons employed is adequate to conduct the Company's current level of operations. The Company believes that it would need an additional two to four administrative employees at its headquarters to manage the anticipated expansion. The addition of new restaurants will also increase the number of employees at the restaurants.

Since many of the Company's employees are paid hourly rates related to the federal minimum wage, increases in the minimum wage will increase the Company's operating expenses. The Federal government has increased the minimum wage from $4.25 an hour to $4.75 per hour in October 1996 and will increase the minimum wage to $5.15 in September 1997. As of February 28, 1997, the
Company employed 575 hourly workers,
approximately 50% of whom are paid below $5.15 per hour. The Company believes that increases in the minimum wage will cause operating costs to increase by less than 0.4% and that such increased cost will be offset by increased sales and reduced costs derived from improved purchasing procedures, of which there can be no assurance.

         (G)  Government Regulation

The Company's business is subject to extensive federal, state and local government regulation, including regulations relating to franchising, public health and safety, zoning and fire codes. The failure to obtain or retain food or other licenses would adversely affect the operations of the Company's restaurants.

The Company is subject to federal and state laws, rules and regulations that govern the offer and sale of franchises. The Company is also subject to a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. If the Company is unable to comply with the franchise laws, rules and regulations of a particular state, relating to offers and sales of franchises, the Company will be unable to engage in offering or selling franchises in such state. The Company believes it is in compliance with such laws, rules and regulations and has not been cited for non-compliance. In 1994, the Federal Trade
Commission ("FTC") investigated complaints filed by certain franchisees but took no action. The Company is not currently subject to any investigation by any federal or state regulatory authority.

On a national level, the FTC requires the Company to furnish prospective franchisees with a disclosure document which complies with the FTC's Trade
Regulation Rule (the "FTC Rul"). The Company's current FTC disclosure document is effective for use in 37 states, and the District of Columbia, that do not require registration of disclosure documents.
However, in the 13 remaining states, the Company is required to register a state-specific document and receive an effective registration notice prior to the commencement of sales of franchises in such states.
The Company is not qualified to sell franchises in any state that requires a state specific document although the Company believes that it could register in such states if it chose to offer franchises in such states.
The Company has begun the registration process in Illinois, New York, Virginia and Maryland.

The Company will be required to update its FTC disclosure document to reflect the occurrence of material events. The occurrence of any such events may, from time to time, require the Company to modify its disclosure documents within 90 days or stop offering and selling franchises until the document is so updated. There can be no assurance that the Company will be able to update its disclosure document or become registered to offer or sell franchises in certain states consistent with its expansion plans or that the Company will be able to comply with existing or future franchise regulations in any particular state, any of which could have an adverse effect on the Company.

         (H)  Trade and Service Marks and Trade
Secrets

The Company believes that the "Arthur Treacher's" and the "Arthur Treacher's Fish & Chips" service marks and other service marks may have significant value and are important to the marketing of its restaurants and products. All are registered with the United States Patent Office. The Company has applied to register "Arthur Treacher's Seafood Grille" as a service mark. There can be no assurance, however, that the Company's trade and service marks do not, or will not, violate the proprietary rights of others, that the Company's trade and service marks would be upheld if challenged or that the Company would not be prevented from using its trade or service marks.
Any of the aforementioned instances could have a material adverse effect on the Company and its franchisees. The Company's trade and service marks have not been and are not subject to any material challenges and the Company has acted to vigorously defend the marks in several isolated instances where alleged infringement has occurred. The Company is aware of two restaurants in the New York metropolitan area which infringed on the Company's service mark in 1996, each of which ceased such infringement upon demand by the Company.

The Company utilizes a proprietary batter mix in connection with the preparation of its seafood products. There can be no assurance that such recipe will not be copied by a competitor and that the Company's business will not be adversely affected.

Item 2.                    Management's Discussion and
                           Analysis or Plan of Operation.

This Management's Discussion and Analysis of
Financial Condition and Results of Operations of the Company should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Registration Statement.

Overview

The Company's principal sources of revenues are from the operations of the Company owned restaurants and the receipt of royalties from franchisees. The
Company's cost of sales includes food, supplies and occupancy costs (rent and utilities at Company owned stores). Operating expenses include labor costs at the Company owned stores and advertising, marketing and maintenance costs. Franchise services and selling expenses include fees payable to regional representatives and their expenses and the salary of the Company's Director of Franchise Services. General and administrative costs include expenses incurred for corporate support and administration, including the salaries and related expenses of personnel at the Company's headquarters in Jacksonville, Florida (except the Director of Franchise Services), the costs of operating the headquarters offices (rent and utilities) and certain related costs (travel and entertainment).



Results of Operations

The following discussion includes the following periods:
(i) the six months ended December 29, 1996 (the "1997
Six Months") and the six months ended December 26, 1995 (the "1996 Six Months"), (ii) the three months ended December 29, 1996 (the "1997 Second Quarter") and the three months ended December 26, 1995 (the

"1996 Second Quarter") and (iii) the fiscal year ended
June 30, 1996 ("Fiscal 1996") and the fiscal year ended
June 30, 1995 ("Fiscal 1995"). The financial statements for the 1997 Six Months, the 1996 Six Months and the
1997 Second Quarter have not been audited or reviewed by an independent certified accountant. The discussion of (i) the 1997 Second Quarter and the 1996
Second Quarter and (ii) the 1997 Six Months and the
1996 Six Months reflect the operations of the Company for such periods and the operations of MIE for the period November 27, 1996 (the date of consummation of the MIE Acquisition) and December 29, 1996.
Results for any interim period are not necessarily indicative of the results for a full year. The financial results of the Company have been audited as of the full fiscal years ended June 30, 1996 and June 30, 1995, and do not reflect the operations of MIE.

1997 Second Quarter and 1996 Second Quarter

The Company's revenues increased 79.2% to $3,929,736 in the 1997 Second Quarter from
$2,192,601 in the 1996 Second Quarter. This increase primarily reflected the Company's acquisition on November 27, 1996 of MIE (the Company's largest franchisee) and six franchise restaurants. Comparable store sales of restaurants that had been open for a minimum of 12 months were 1.5% less in the 1997
Second Quarter than in the 1996 Second Quarter.  The
Company hired a new advertising agency and television advertising expenditures were approximately $75,000 in the 1997 Second Quarter compared to $0 in the 1996
Second Quarter. The Company also added new menu specials, including scallops, oysters, and popcorn shrimp in the 1997 Second Quarter.

The most significant increase in sales was in Company owned restaurant sales, which increased 95.6% to $3,676,876 in the 1997 Second Quarter, principally due to the increase in the number of Company owned stores from 24 at the end of the 1996 Second Quarter to 61 at the end of the 1997 Second Quarter with the acquisition of MIE. Franchise and royalty income declined in the

1997 Second Quarter primarily because of the reduction in the number of franchised restaurants from 112 at the end of the 1996 Second Quarter to 62 at the end of the 1997 Second Quarter. Revenues from franchise fees declined to $252,860 in the 1997 Second Quarter from $312,764 in the 1996 Second Quarter primarily due to the reduction in the number of franchised stores.

The Company's total costs and expenses for Company owned stores increased 69.4% to $3,699,187 in the 1997 Second Quarter. The Company believes that the increase in cost of sales resulted from an increase in the number of Company owned stores and higher sales volumes. As a percentage of sales at Company owned stores, the cost of sales, including occupancy costs, was 54.1% in the 1997 Second Quarter compared to 55.9% in the 1996 Second Quarter. The increase in cost of sales and expenses at Company owned stores in the 1997 Second Quarter was principally because four of the six stores purchased from franchisees since June 30, 1996 were unprofitable in the 1997 Second Quarter.

The Company's operating expenses increased 62.4% to $1,232,840 in the 1997 Second Quarter. As a percentage of revenues, operating expenses decreased to 31.4% in the 1997 Second Quarter from 40.3% in the 1996 Second Quarter due to greater expense control over operations. Franchise service and selling expenses decreased 13.3% to$185,058 in the 1997 Second
Quarter as a result of lower franchise and royalty revenues. Franchise service and selling expenses were 73.2% of franchise related revenues in the 1997 Second
Quarter. Fees payable to regional representatives declined in conjunction with the decline in revenues from franchisees because the Company reduced the number of regional representatives from six at the end of the 1996 Second Quarter to two in the 1997 Second
Quarter.

The Company's general and administrative expenses increased by 82.2% to $292,390 in the 1997 Second
Quarter from the 1996 Second Quarter as a result of the hiring of professional managers to support the

Company's growth. As a percentage of revenues, general and administrative expenses increased to 7.4%
in the 1997 Second Quarter from 7.3% in the 1996
Second Quarter.

The Company's income from operations before non-recurring items and depreciation increased to $230,549 in the 1997 Second Quarter from $8,549 in the 1996
Second Quarter. The Company incurred a non-recurring charge in the 1997 Second Quarter of $158,800 as a result of restructuring costs relating to research and development of the "Seafood Grille" concept, certain non-recurring advertising expenses, additional training costs, corporate relocation expenses and consulting fees. Interest expense for the 1997
Second Quarter was $36,186 compared to $37,118 in the 1996 Second Quarter.

Depreciation and amortization increased to $116,170 in the 1997 Second Quarter compared to $77,153 in the 1996 Second Quarter. The Company also benefitted from a net operating loss carry forward of $38,633 in the 1997 Second Quarter compared to a benefit of $30,113 in the 1996 Second Quarter.

As a result of the foregoing, the Company's net loss was $79,973 in the 1997 Second Quarter compared to $75,609 in the 1996 Second Quarter.

1997 Six Months and 1996 Six Months

The Company's revenues increased 51.6% to $6,037,079 in the 1997 Six Months from $3,982,591 in the 1996 Six Months. This increase primarily reflected the Company's acquisition on November 27, 1996 of MIE and, during the 1997 Six Months, of six franchise restaurants. Comparable store sales of restaurants that had been open for a minimum of 12 months were 0.9% less in the 1997 Six Months than in the 1996 Six
Months. The increases in revenues were stimulated by new marketing efforts and new menu items. The
Company hired a new advertising agency and television advertising expenditures were approximately $136,661 in the 1997 Six Months compared to $0 in the 1996 Six
Months. The Company also added new menu specials, including scallops, oysters, and popcorn shrimp in the 1997 Six Months.

The most significant increase in sales was in Company owned restaurant sales, which increased 63.5% to $5,476,396 in the 1997 Six Months, principally due to the increase in the number of Company owned stores from 24 at the end of the 1996 Six Months to 61 at the end of the 1997 Six Months as a result of the MIE
Acquisition.  Franchise and royalty income declined
11.4% to $560,683 in the 1997 Six Months primarily because of the reduction in the number of franchised restaurants from 112 at the end of the 1996 Six Months to 62 at the end of the 1997 Six Months.

The Company's total costs and expenses for Company owned stores increased 51.4% to $6,087,087 in the 1997 Six Months compared to the 1996 Six Months.
The Company believes that the increase in cost of sales resulted from an increase in the number of Company owned stores and higher sales volumes. As a percentage of sales at Company owned stores, the cost of sales was 57.9% in the 1997 Six Months compared to 57.4% in the 1996 Six Months. The increase in cost of sales as a percentage of sales at Company owned stores in the 1997 Six Months was, principally, because four of the six stores purchased from franchisees since
June 30, 1996 were unprofitable in the 1997 Six
Months.
Pollack, the Company's primary seafood product, and shrimp accounted for approximately 25% and 12%, respectively, of the Company's cost of sales, excluding occupancy costs, in the 1997 Six Months, compared to approximately 20% and 7%, respectively, of the Company's cost of sales, excluding occupancy costs in Fiscal 1996. This increase in the cost of sales attributed to pollack and shrimp resulted from greater sales of these products in the 1997 Six Months as a percentage of the Company's revenues. The Company anticipates lowering its cost of pollack and shrimp as a percentage of total revenues since it uses a new supplier who charges the Company less per pound for pollack and shrimp. Such savings were not realized in the 1997 Six
Months because the Company needed to deplete higher priced inventory in its possession at July 1, 1996.

The Company's operating expenses increased 47.8% to
$2,029,180 in the 1997 Six Months primarily due to
costs of transition involved with the change of control
in June 1996 and the resulting restructuring of the
Company's operations.   As a percentage of revenues,
operating expenses decreased to 33.6% in the 1997 Six
Months from 34.5% in the 1996 Six Months due to greater control over expenses and operations.
Franchise service and selling expenses decreased 15.9% to $328,788 in the 1997 Six Months as a result of the reduction in the sale of franchises. Franchise service and selling expenses were 58.6% of franchise service and selling expenses in the 1997 Six Months. Fees payable to regional representatives declined in conjunction with the decline in revenues from franchisees and the Company reduced the number of regional representatives from three at the end of the 1996 Six Months to two in the 1997 Six Months.

The Company's general and administrative expenses increased 67.8% to $558,678 in the 1997 Six Months as a result of the hiring of additional staff and associated recruitment and training expenses. As a percentage of revenues, general and administrative expenses increased from 8.4% in the 1996 Six Months to 9.3% in the 1997
Six Months. Since June 1, 1996, the Company has hired a Director of Purchasing, a Director of Marketing and several field supervisory personnel to assist the Company's anticipated expansion.

The Company's loss from operations before non-recurring items and depreciation was $50,008 in the 1997 Six Months compared to $36,930 in the 1996 Six
Months. The Company incurred a non-recurring charge in the 1997 Six Months of $158,800 as a result of restructuring costs relating to research and development of the "Seafood Grille" concept, terminations of lease obligations, legal settlements, corporate relocation expenses and consulting fees. Interest expense for the 1997 Six Months was $74,543 compared to $74,720 in the 1996 Six Months.

Depreciation and amortization increased 45.3% from the 1996 Six Months to $185,283 in the 1997 Six
Months. The Company also benefitted from a net operating loss carry forward of $271,979 in the 1997
Six Months compared to $68,124 in the 1996 Six
Months.

As a result of the foregoing, the Company's net loss increased to $280,887 in the 1997 Six Months from $171,005 in the 1996 Six Months.

Fiscal 1996 and Fiscal 1995

The Company's revenues increased to $7,877,910 in Fiscal 1996 from $7,218,455 in Fiscal 1995, an increase of 9%. The most significant increase was in sales at Company owned restaurants, where revenues increased
18% to $6,648,564 in Fiscal 1996. Although the number of Company owned stores increased from 23 at the ended of Fiscal 1995 to 24 at the end of Fiscal 1996, revenues at Company owned stores increased principally through the purchase of six restaurants from franchisees which, in the aggregate, had substantially higher sales than the aggregate sales of the three Company owned stores that were closed and the one Company owned store that was sold to a franchisee in Fiscal 1996.
Franchise and royalty income declined 20% to $1,228,296 in Fiscal 1996 primarily because of the reduction in the number of franchised restaurants from 123 at the end of Fiscal 1995 to 103 at the end of Fiscal
1996. Revenue from initial franchise fees declined to $1,050 from $63,550 because only one franchise was sold in Fiscal 1996.

The Company's total costs and expenses increased 8% to $8,165,433 in Fiscal 1996. The cost of sales, including occupancy, at Company owned stores increased 16% to $3,856,776 in Fiscal 1996. As a percentage of revenues from Company owned restaurants, the cost of sales, including occupancy, decreased from 59% in Fiscal 1995 to 58% in Fiscal
1996.  The Company's operating expenses increased
15% to $2,742,907 in Fiscal 1996. As a percentage of revenues, operating expenses increased from 33% in Fiscal 1995 to 35% in Fiscal 1996. Such increases were primarily due to increased costs to associated with higher sales volumes. Franchise service and selling expenses declined 17% to $876,584 in Fiscal 1996, representing 11% and 15% of total revenue in Fiscal
1996 and Fiscal 1995, respectively, as a result of lower costs associated with servicing fewer franchisees. Fees payable to regional representatives declined in conjunction with the decline in revenues from franchisees.

The Company's general and administrative expenses declined 14% to $689,166 in Fiscal 1996. As a percentage of revenues, general and administrative expenses declined from 11% in Fiscal 1995 to 9% in Fiscal 1996 as a result of reductions in staff. General and administrative expenses can be expected to increase in Fiscal 1997 as a result of the Company's anticipated expansion plans.

As a result of the reduced costs associated with the smaller franchise network and the higher revenues from Company owned stores, the Company's loss from operations before non-recurring items declined 21% to $287,523 in Fiscal 1996. However, the Company incurred a non-recurring charge in Fiscal 1996 of $403,434 as a result of costs relating to the restructuring of its operations, including lease cancellation fees, the write-off of deferred advertising assets and certain other items. Interest expenses for Fiscal 1996 also increased to $168,513 from $101,818 in Fiscal 1995 as a result of increased payments to Bank
One, the restructuring of lease obligations and interest payable on promissory notes issued in connection with the purchase of restaurants from franchisees and restructuring of lease obligations.

Depreciation and amortization increased 69% to $290,120 in Fiscal 1996 as a result of the acquisition of the five new Company owned stores and costs associated with the closing of three Company owned stores. The Company also benefited from a net operating loss carry forward of $329,100 in Fiscal 1996 compared to a benefit of $146,600 in Fiscal 1995.

As a result of the foregoing, the Company's net loss increased 112% to $825,240 in Fiscal 1996 from $389,998 in Fiscal 1995.

Liquidity and Capital Resources

Since 1993, the Company has financed its operations principally from revenues derived from Company owned stores and royalty income from franchisees, private placements of equity and a line of credit from a bank. In
1993, three investors, including Mr. Bruce Galloway, the current Chairman of the Board of the Company, and Mr. Fred Knoll, a Director designee of the Company, acquired from the Company an aggregate of 2,000,000 shares of Common Stock for $1,000,000. In 1994, the
Company obtained a line of credit for $750,000 from Bank One which was repaid in 1996.

The Company had a working capital surplus of $1,460,538 at December 31, 1996 compared with a working capital deficit of $1,252,796 at June 30, 1996.
Historically, operating losses have caused the Company to suffer liquidity problems, which included the Company's inability to make certain lease and note payments when due. In order to increase its working capital and alleviate such liquidity problems, the Company sold 3,042,463 shares of Common Stock in a private placement for aggregate gross proceeds of $1,919,275 from June through September 1996 (the
"June Private Placement") and sold 3,163,911 shares of Common Stock in a private placement for aggregate gross proceeds of $5,631,761 in November and December 1996 (the "November Private Placement").
As a result of the June Private Placement, the Company had $985,616 in cash and short-term investments at

June 30, 1996.  The Company utilized approximately
$400,000 of the proceeds of such private placement to provide collateral to Bank One as security for the outstanding indebtedness of $750,000, approximately
$350,000 to satisfy trade payables that were outstanding as of June 1, 1996, approximately $250,000 to fund losses from operations since June 1, 1996, approximately $166,000 for expenses incurred in connection with the offering and the change of control of the Company through the hiring of Mr. R. Frank
Brown, approximately $125,000 for advertising and public relations and the costs associated with the hiring of new management personnel, approximately $105,000 for (i) the repayment of notes due former franchisees who had sold restaurants to the Company and (ii) lease obligations, approximately $142,000 for accounting and legal expenses incurred in conjunction with and after the private placement and with respect to the defense of ongoing litigation and approximately $78,000 for placement fees in connection with the private placement.
With respect to such placement fees, approximately
$40,000 was paid to Mr. Bruce Galloway, the Chairman of the Board of the Company, in his capacity as a placement agent.

As a result of the November Private Placement, the Company had cash and cash equivalents of $3,480,963 as of December 31, 1996. In November and December
1996, the Company received net proceeds of approximately $5,100,000 from the proceeds of the November Private Placement after deduction of commissions and selling expenses payable to Burnham
Securities Inc. ("Burnham"), the placement agent. The
Company used $364,000 of the proceeds of the November Private Placement to satisfy its remaining obligations to Bank One. The Company also spent
$2,250,000 for the purchase of all of the outstanding capital stock of MIE and the repayment of certain indebtedness of MIE in conjunction with the MIE
Acquisition.

The Company anticipates that the proceeds of the November Private Placement, together with projected cash flow from operations, will be sufficient to fund the Company's operations. In the event that the proceeds of the November Private Placement are insufficient to sustain the Company until it obtains sufficient revenues from operations, the Company will require additional financing. Although the Company is discussing a new credit facility with a bank, the Company has no arrangements or commitments for such financing, and there can be no assurance that any additional financing can be obtained, or, if obtained, that it will be on reasonable terms.


Item 3.           Description of Property.

The Company's principal executive offices are located at 7400 Baymeadows Way, Jacksonville, Florida 32256
(904-739-1200). The Company rents its 7,600 square feet of headquarters space for an annual rent of approximately $134,000 pursuant to a lease which expires in 2001. The Company believes that its headquarters space is adequate for its proposed expansion.

The Company's 63 restaurants include 31 restaurants located in premises leased by the Company, 32 located in premises leased by MIE, a wholly-owned subsidiary of the Company, and one in a property owned by MIE.
In addition, with respect to five leases, the Company either guarantees the obligations of franchisees or leases the properties and subleases them to franchisees. The
Company's free standing restaurants are each approximately 2,000 square feet and the Company's restaurants located in malls are each approximately 400 to 1,100 square feet.

The leases have remaining terms ranging from one to 16 years. Many of the leases contain renewal options for periods of five to 10 years. The Company is reviewing whether to continue to operate any marginal restaurants acquired in the MIE Acquisition and to renegotiate the terms of each restaurant lease upon the expiration of each lease. The following chart sets forth the expiration dates of the terms of (i) the leases of Company owned restaurants, including six which are scheduled to open by April 30, 1997 and (ii) the Company's leases which are subleased to franchisees and leases of franchisees which are guaranteed by the Company.

                                          Leases Subject
                                          to Guarantees
         Number of Leases                 or Subleases
         Expiration Date

                   6                             0
                  1997
                   4                             1
                  1998
                   7                             0
                  1999
                   3                             1
                  2000
                  14                             0
                  2001
                  11                             2
                  2002
                  13                             0
                  2003
                   7                             1
                  2004
                   3                             0
                  After 2004

Item 4.           Security Ownership of Certain
Beneficial Owners and Management.

         The following table sets forth information as of February 28, 1997 with respect to officers, directors and persons who are known by the Company to be beneficial owners of more than 5% of the Company's
Common Stock. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Shareholder                                                     Shares
                           Percentage

Bruce R. Galloway(1)                                 1,807,334
                           12.0
NTS Financial Services, Ltd.(2)                      1,164,666
                             7.9
Knoll Capital Management, Inc.(3)                       833,916
                             5.8
Evan Binn and Ronna Binn(4)                             811,592
                             5.6
Lifeyrissjodur Austurlands                              779,875
                             5.4
AFC Enterprises, Inc.(5)                                776,666
                             5.4
Magee Industrial
  Enterprises, Inc.(6)                                  765,625
                             5.1
Lifeyrissjodurinn Hlif                                  676,875
                             4.7
Heinz Schimmelbusch(7)                                    66,668
                             0.5
R. Frank Brown(8)                                         50,000
                             0.4
William Saculla(9)                                        15,000
                             0.1


Officers and Directors as a Group                    3,937,584
                            25.6%

Total Outstanding Shares (10)
14,377,531

(1)      Mr. Bruce R. Galloway is the Chairman of the
         Board of the Company. Includes warrants to purchase 430,000 shares of Common Stock at a purchase price of $1.51, which warrants are exercisable through May 31, 2001. Includes warrants to purchase 250,000 shares of Common Stock which are exercisable at an exercise price of $3.00 per share through December 31, 2001.

(2) Mr. Skuli Thorvaldsson, the Vice Chairman of the Company, is the President of NTS Financial
         Services, Ltd.  Includes warrants to purchase
         250,000 shares of Common Stock at a purchase price of $1.51, which warrants are exercisable through May 31, 2001. Includes warrants to purchase 50,000 shares of Common Stock which are exercisable for a term of five years at an exercise price of $3.00 per share.

(3)      Mr. Fred Knoll, a Director designee of the
         Company, is the sole shareholder of Knoll
         Capital Management, Inc.

(4) Includes warrants to purchase 50,000 shares of Common Stock owned by Mr. and Mrs. Binn, which warrants are exercisable at a purchase price of $1.51 per share through May 31, 2001.

(5) Includes warrants to purchase 100,000 shares of Common Stock owned by Mr. Andrew
         Catapano, President of AFC Enterprises. Such warrants are exercisable at a purchase price of $1.51 per share through May 31, 2001.

(6) Gives effect to the conversion of 490,000 shares of Series B Preferred Stock into 765,625 shares of Common Stock for no additional consideration.

(7) Mr. Heinz Schimmelbusch, a Director designee, disclaims beneficial ownership of 133,334 shares of Common Stock held in trust for his children.

(8)      Mr. R. Frank Brown is the President, Chief
         Executive Officer, Treasurer and a Director of the Company. Does not include options granted which have not vested pursuant to Mr. Brown's employment agreement to purchase an aggregate of 700,000 shares of Common Stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to 350,000 shares. 20% of such options vest each year for a period of five years commencing June 1, 1997.

(9)      Mr. William Saculla is the Secretary of the
         Company. Does not include options which have been granted but have not vested to purchase
         15,000 shares of Common Stock at a price of $2.65 per share. 20% of such options vest for a period of five years commencing September 1, 1997.

(10) Gives no effect to the issuance of any shares of Common Stock upon the exercise of any outstanding options or warrants, including: (i)
         1,335,000 shares of Common Stock upon the exercise of currently exercisable warrants with an exercise price of $1.51 per share, (ii) 400,000 shares of Common Stock upon the exercise of currently exercisable warrants with an exercise price of $3.00 per share, (iii) 316,391 shares of Common Stock upon the exercise of currently exercisable warrants issued to the placement agent of the November Private Placement, with an exercise price of $3.30 per share, (iv)
         167,500 shares of Common Stock issuable to employees of the Company other than Mr.
         Brown for an exercise price of $2.65, which vest over a period of five years commencing
         September 1, 1997, (v) 5,000 other warrants with an exercise price of $3.00 per share exercisable through January 31, 2002, and (vi)
         700,000 shares of Common Stock issuable upon the exercise of options which vest over a period of five years issued to Mr. Brown, and the issuance of 862,514 shares of Common Stock upon conversion of all of the outstanding shares of Series A and Series B Preferred Stock.

Item 5.           Directors, Executive Officers,
                  Promoters and Control Persons.

          Name                              Age
                  Position

Bruce R. Galloway                           39
   Chairman of the Board

R. Frank Brown                              48
  President, Chief Executive Officer,

Treasurer and Director

Skuli Thorvaldsson                          55
   Vice Chairman of the Board

Fred Knoll                                  41
  Director (Designee)

 Heinz Schimmelbusch                         53
   Director
    (Designee)

Dennis S. Bookshester                       58
         Director (Designee)

William F. Saculla                          45
         Secretary

Directors

Bruce R. Galloway. Mr. Galloway has been Chairman of the Board of Directors since May 1996. Mr.
Galloway is currently a managing director of Burnham, the placement agent in the November Private
Placement, an NASD Broker/Dealer and investment bank based in New York. Prior to joining Burnham in 1993, Mr. Galloway was a senior vice president at Oppenheimer & Company, an investment bank and NASD Broker/Dealer based in New York, from 1991 through 1993. Mr. Galloway holds a B.A. degree in Economics from Hobart College and an M.B.A. in Finance from New York University's Stern Graduate
School of Business.

R. Frank Brown.  Mr. Brown has served as President,
Chief Executive Officer, Treasurer and Director since
May 1996. From May 1995 to May 1996, Mr. Brown worked as a consultant to an investment group associated with the Company. Prior to working for the Company, Mr. Brown was associated with Shoney's and Captain D's. From August 1992 to May 1995, he operated, as a franchisee, two Shoney's restaurants in northern Utah. From November 1984 to August 1992,
Mr. Brown was President of Captain D's.  From August
1978 through November 1984, Mr. Brown held numerous positions within the Captain D's organization, including Group Vice President, Vice President of
Franchise Operations, Director of Franchise Operations,
Director of Personal and Training, Personal Recruiter and Unit Manager. Mr. Brown is a 1972 Graduate of
Purdue University, where he received a B.A. degree in Psychology.

Skuli Thorvaldsson.  Mr. Thorvaldsson has been Vice
Chairman of the Board of Directors since May 1996.
Mr. Thorvaldsson has been the Chief Executive Officer of the Hotel Holt in Iceland since 1980. Since 1992,
Mr. Thorvaldsson has been the President of NTS
Financial Services, Ltd. Mr. Thorvaldsson has various diversified interests in food court services, travel agency and pork processing. He is also a master franchisee of Domino's Pizza in Scandinavia. Mr. Thorvaldsson is a director of Allied Resources Corp. Mr. Thorvaldsson graduated from the Commercial College of Iceland and the University of Barcelona. Mr. Thorvaldsson received his Degree in Law from the University of Iceland.

Fred Knoll. Mr. Knoll is a Director designee of the Company. Since 1987, he has been the principal of Knoll Capital Management, L.P., a venture capital firm specializing in the information technology industry.
From 1989 until 1993, Mr. Knoll was Chairman of the
Board of Directors of Telos Corporation (formerly C3
Inc.), a computer systems integration company with approximately $200 million in annual sales. From l985 to 1987, Mr. Knoll was an investment manager for General American Investors, responsible for the technology portfolio, and served as the United States representative on investments in leveraged buyouts and venture capital for Murray Johnstone, Ltd. of Glasgow, Scotland. Mr. Knoll is the Chairman of the Board of Thinkings Tools Inc. and of Lamar Signal Processing
Ltd., and he is a director of numerous companies including Spradling Holdings Ltd. and U.S. Energy
Systems Inc.  Mr. Knoll is on the Board of Advisors of
SRI International (the European division of Stanford
Research Institute) and is a co-manager of the Valor
Capital Management and Valor International public stock funds. Mr. Knoll holds a B.S. in Electrical
Engineering and Computer Science and a B.S. in Management from Massachusetts Institute of
Technology and an M.B.A. from Columbia University in Finance and International Business.

Heinz C. Schimmelbusch.  Mr. Schimmelbusch is a
Director designee of the Company. He is Chairman, President and Chief Executive Officer of Allied
Resource Corporation ("Allied"), a company founded by Mr. Schimmelbusch in 1994 to develop companies active in mining, advanced materials and recycling. Mr.
Schimmelbusch is also Chairman of Alanx Corporation, a producer of composite ceramics for wear solutions;
Chairman and Chief Executive Officer of Puralube, Inc., which is commercializing an advanced process for re-refining used oil; and a Director of Northfield Minerals
Inc., a gold mining and exploration company listed on the Toronto Stock Exchange. Mr. Schimmelbusch has been a Director of Safeguard Scientific Corporation, a company whose shares are listed on the New York
Stock Exchange, since 1989.  Prior to 1994, Mr.
Schimmelbusch was Chairman of the Management
Board of Metallgesellschaft AG, Germany, a multinational company in the process industries, and Chairman of the Supervisory Board of LURGI AG,
Germany's leading process engineering firm; of Buderus
AG, a leading manufacturer of commercial and residential health equipment; of Dynamit Nobel AG, a leading manufacturer of explosives; and Norddeutsche
Affinerie AG, Europe's largest copper producer.  Mr.
Schimmelbusch also served on the Boards of several leading German Corporations and institutions, including
Allianz Versicherungs AG, Munich; Philipp Holzmann
AG, Frankfurt; Mobil Oil AG, Hamburg; Teck
Corporation, Vancouver; and others.  Mr.
Schimmelbusch has been the founder and Chief
Executive Officer of a number of public companies in process industries, including: Inmet Corporation,
Toronto, Canada (formerly Metall Mining Corporation);
Methanex Corporation, Vancouver, Canada; and B.U.S.
Umweltservice AG, Frankfurt, Germany.  Mr.
Schimmelbusch served as a Member of the Presidency and Chairman of the Environmental Division of the German Industrial Association (BDI) and represented
Germany on the Executive Board of the International
Chamber of Commerce, Paris, where he held the office of Vice President. Mr. Schimmelbusch received his graduate degree (with distinction) and his doctorate
(magna cum laude) in Economics from the University of Tubigen, Germany.

Dennis S. Bookshester   Mr. Bookshester is a Director
designee of the Company. Since 1991, he has been a business consultant. In January 1997, he became
President and Chief Executive Officer of H20 Plus, Inc.
 From 1990 through 1991, he served as President and Chief Executive Officer of Zale Corporation. From
1984 through 1989, he served as Vice Chairman of Carson Pirie Scott & Company and as Chairman and
Chief Executive Officer of its retail division. From 1983 through 1984, he served as the President and Chief
Executive Officer of the Department Stores Division of
Carson Pirie Scott & Company.  From 1977 through
1983, he held various executive positions with Associated Dry Goods Corporation, where he served as President of its Caldor, Inc. subsidiary from 1982 through 1983, as Chairman and Chief Executive Officer of Sibley, Lindsay and Curr Division from 1978 through
1982 and as President of such division from 1977 through 1978. From 1961 through 1977 he was with Federated Department Stores, Inc. where he became
Senior Vice President of Merchandising.  Mr.
Bookshester is a Director of Evans, Playboy Enterprises
Inc., AMRE, Fruit of the Loom, Sundance Homes,

American Gem Corporation and the University of
Chicago Council for the Graduate School of Business.
Mr. Bookshester received his B.S. degree from the University of Alabama in 1960.

William F. Saculla. Mr. Saculla has served as Secretary of the Company since 1984. Mr. Saculla is responsible for the Company's financial reporting activities and internal controls. Mr. Saculla earned a B.S. degree in Accounting from Youngstown State University in 1978.

The Director designees have agreed to become members of the Board of Directors upon the Company obtaining
Director and Officer liability insurance.

Other Key Employees

R. Daniel Cheatham, Director of Purchasing.  Mr.
Cheatham has served as Director of Purchasing since
June 1996.  Prior to joining the Company, Mr.
Cheatham served as Director of Purchasing, as well as Director of Research & Development for Skipper's
Restaurants, based in Seattle, Washington, from January
1993 through April 1996.  From March 1990 through
January 1993, Mr. Cheatham was Senior Vice President of Sales and Marketing for Mike Rose Corporation, a division of Shoney's, Inc., based in Nashville, Tennessee. Mr. Cheatham earned a B.S. degree in Business and Economics at Huntingdon College in
Montgomery, Alabama in 1966.

Michael D. Proulx, Director of Franchise Services.  Mr.
Proulx has served as Director of Franchise Development since January 1994. He was the owner of a Company franchise from December 1992 through August 1996, when it was purchased by the Company. Prior to October 1992, Mr. Proulx was a Commissioned Officer serving as a Pilot and Intelligence Officer in the United
States Army with assignments that included that of Company Commander, Airfield Commander and
Brigade Operations Officer. Mr. Proulx is a 1973 graduate of Cornell University where he received a B.S.
degree in Economics.  Mr. Proulx also received an M.S.

degree in International Relations from Troy State
University in 1988.

Jana Williams, Director of Marketing. Ms. Williams rejoined the Company as the Director of Marketing in June 1996. Prior to this, Ms. Williams was the
Marketing and Media Coordinator for the Company from December 1993 to January 1996. From January
1996 to June 1996, she was an Account Coordinator at Harte Hanks Direct Marketing. From January 1992 to
June 1993, Ms. Williams served as a Convention
Coordinator for Technol Medical Products, Inc., in Fort
Worth, Texas. From May 1986 through January 1992, she served as Women's Services Specialist for the Team
Bank in Dallas, Texas. Ms. Williams is a 1990 graduate of the University of Texas, Arlington where she earned a B.A. in Marketing.

Committees

In December 1996, the Board of Directors formed the following committees: Executive, Compensation and
Audit.  The Board of Directors elected Frank Brown,
Bruce Galloway and Skuli Thorvaldsson to the
Executive Committee. The Compensation Committee of the Board of Directors was formed to review the Company's executive compensation proposals, subject to the approval of the Board of Directors. The
Compensation Committee is composed of Dennis
Bookshester, Skuli Thorvaldsson and Bruce Galloway.
The Audit Committee was formed to advise the Board in matters relating to the audit of the Company's financial statements and the Company's financial reporting systems. The Board elected Messrs. Bruce
Galloway, R. Frank Brown, William Saculla, the
Company's Secretary, and George Koo, an independent advisor to the Company, as members of the Audit
Committee.

In addition, the International Advisory Committee was formed to advise the Board of Directors regarding international operations and expansion opportunities, although without the power to obligate the Company.

The Board selected Gudmundur Jonsson, David Baron,
Valdimar Thomasson, Evan Binn, Gisly Martinsson,
Lore Karnath and Hans Rutkowski to the International
Advisory Committee.

Item 6.           Executive Compensation.

         The following table provides certain summary information concerning the compensation paid or accrued by the Company to or on behalf of its Chief
Executive Officer and the other named executive officers of the Company for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 1996, 1995 and 1994.





(a)  Summary Compensation Table


     Long-Term Compensation Annual Compensation Awards Payouts Payouts Name andOther Annual Restricted Seccurities LTIP All Other Principal PositionYear Salary Bonus Compensation Stock UnderlyingPayoutsCompen Award(s) Options/SARs R. Frank Brown1996 $10,025.00 0.00 $0.00 0.00 700,000 $0.00 0 President, CEO,
shares of  Treasurer  Common Stock 1995 $0.00 0.00 $0.00 0.00 0 $0.00 1994 $0.00
0.00 $0.00 0.00 0 $0.00 0 William  Saculla  1996  $75,000.00  $1,000  $0.00 0.00
0$0.00 0 Secretary 1995  $70,000.00 0.00 $0.00 0.00 0 $0.00 1994 $65,000.00 0.00
$0.00 0.00 0.00 $0.00 0
43

     (b) Option/SAR Grants in Last Fiscal Year Number of Securities Percent of total Underlying Options/SARs options/SARs granted to Name granted employees in fiscal year Exercise or base price Expiration Date R. Frank Brown (1) 700,000 shares of 100% $1.375 for 350,000 Shares 2002-2006 Common Stock $2.125 for
350,000 Shares
______________________
(1) 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting.


(c) Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

     Shares acquired on Number of Unexercised Value of unexercised in-the-money Name exercise Value Realized options/SARs at June 30, 1996 options/SARs at June 30, 1996 R. Frank Brown(1) 0 0 700,000 options $0 Exercisable, $262,500
Unexercisable ______________________ (1) 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting.
(d)  Long-Term Incentive Plans - Awards in Last Fiscal Year


 Estimated future payouts under non-stock price based plans
     Number of shares, Performance or other period Name units or other rights until maturation or payout Threshold Target Maximum R. Frank Brown(1) 700,000 June 1997-June 2001 ______________________ (1) 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting.

Mr. R. Frank Brown has executed an employment agreement with the Company which provides for a salary of $125,000 per year for a term of two years commencing June 1, 1996. The agreement is renewable annually for additional one year terms. Pursuant to the employment agreement, the Company granted Mr.
Brown options to purchase an aggregate of 700,000 shares of Common Stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to

350,000 shares. 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting. In the event that Mr. Brown's employment contract is not renewed, he will only be entitled to exercise those options which have vested as of the date of termination.
The Company has also purchased $1,000,000 of key man life insurance on Mr. Brown, of which the Company is the beneficiary. Ownership of the policy will be assigned to Mr. Brown upon termination of Mr.
Brown's employment. Mr. Brown also receives a car allowance of $600 per month.

Mr. R. Daniel Cheatham, the Director of Purchasing, receives an annual salary of $90,000. Mr. Cheatham receives a car allowance of $600 per month. Mr.
William Saculla, the Secretary of the Company receives an annual salary of $75,000. Mr. Saculla also receives a car allowance of $600 per month. No other employee of the Company receives a salary in excess of $75,000.

Item 7.           Certain Relationships and Related
                  Transactions.

On May 31, 1996, Mr. James R. Cataland sold
2,000,000 shares of Common Stock to an investor group led by Mr. Bruce Galloway, the Company's
Chairman of the Board, for an aggregate sale price of $1,200,000. With respect to such 2,000,000 shares, Mr. Galloway purchased 416,667 shares, NTS Financial
Services, LTD. (an affiliate of Mr. Thorvaldsson, the
Company's Vice Chairman of the Board) purchased
416,666 shares, Lifeyrissjodurinnn Hilf (an Icelandic pension fund) purchased 546,875 shares, Heinz
Schimmelbusch and members of his family purchased
200,000 shares and certain non-affiliates of the Company purchased the remaining 419,792 shares.
Contemporaneously with such sale, James A. Cataland and William Saculla resigned from the Board of Directors of the Company, Mr. Cataland resigned as President of the Company and Messrs. Galloway,
Brown and Thorvaldsson were elected to the Board of Directors. Mr. Galloway paid $0.60 per share purchased from Mr. Cataland, but received no placement fee in connection therewith. Certain other purchasers of the balance of 2,000,000 shares of Common Stock from Mr. Cataland and 3,042,463 shares of Common Stock from the Company paid $0.64
per share. Of the $0.64 purchase price per share, $0.04 per share was paid as a placement fee to Mr. Galloway, and other broker/dealers, and Mr. Cataland and the Company received $0.60 per share from such investors.
With respect to such private placement, approximately
$40,000 in placement fees were paid to Mr. Bruce
Galloway in his capacity as a placement agent. Upon the sale of his shares of Common Stock, Mr. Cataland was retained by the Company as a consultant under a consulting agreement. Under this agreement, Mr.
Cataland receives a consulting fee of $100,000 per year, payable in bi-weekly installments for two years which commenced June 1, 1996.

On May 31, 1996, Messrs. Bruce Galloway, Skuli
Thorvaldsson and Gudmundur Jonsson agreed to be jointly and severally liable for the Company's obligations to Bank One under a term loan in the original principal amount of $750,000 and Mr. Andrew
Catapano, the President of AFC Enterprises (a principal shareholder of the Company) agreed to guarantee
$187,500 of the Company's obligations. Upon repayment of the loan on December 2, 1996, the guarantees were terminated. In consideration for such guarantors providing the guarantees and providing approximately $170,000 to fund certain expenses in connection with the acquisition of Mr. Cataland's shares and the placement of the Company's Common Stock in May 1996, the Company issued 555,000 warrants to Mr. Galloway, 250,000 warrants to Mr. Thorvaldsson,
250,000 warrants to Mr. Jonsson and 100,000 warrants to Mr. Catapano. Such warrants are exercisable at a price of $1.51 for a period of five years through May
31, 2001.

On August 26, 1996, the Company purchased substantially all of the assets and selected liabilities of Proulx Properties, Inc., a corporation owned by Michael

Proulx, the Company's Director of Franchise Services.
The assets of the corporation consisted of a franchised restaurant located in Port Charlotte, Florida. The purchase price was 22,000 shares of Common Stock of the Company valued at $68,750. On the date of the transaction, the average of the Company's closing bid and asked prices was $3.125 per share.

On November 27, 1996, the Company purchased all of
the issued and outstanding stock of MIE for
$1,506,563.   The Company also invested $743,437 into
MIE, which amount was immediately paid to Magee
Industrial Enterprises ("Magee"), an affiliate of MIE, to reduce the outstanding indebtedness owed by MIE to Magee to $1,091,563. The $2,250,000 paid in connection with the MIE Acquisition was paid from the proceeds of the November Private Placement.

The $1,139,563 principal amount of remaining debt owed by MIE to Magee is evidenced by a promissory note (the "Magee Note") payable in 10 equal semiannual installments, with the first payment being due on June 1, 1998 and the final payment being due on December 1, 2002. The principal amount of the Magee
Note bears interest at the rate of eight percent (8%) per annum, and interest is payable every six months commencing June 1, 1997. In the event of a closing of any financing by the Company in excess of $10,000,000, provided that the debt or equity financing which results in equaling or exceeding the aggregate gross proceeds of $10,000,000 is a debt or equity financing for gross proceeds of a minimum of $5,000,000 (other than any purchase money financing in connection with the acquisition of any assets) or the sale of all or substantially all of the capital stock of the Company or MIE, the balance of all outstanding principal and interest under the Magee Note shall be immediately due and payable.

The 490,000 shares of Series B Preferred Stock of the
Company owned by MIE were transferred to Magee in connection with the Company's acquisition of MIE.
The Series B Preferred Stock is convertible into

765,625 shares of Common Stock of the Company at the option of the Company commencing April 27, 1997.
The Company agreed to pay Magee an amount equal to the accrued dividend on the Series B Preferred Stock of $390,417 through November 30, 1996 in full on September 1, 1998. Such obligation shall not bear interest and no dividends have accumulated on such Preferred Stock since November 30, 1996.

In connection with the November Private Placement,
Bruce Galloway received $71,000 as selling commissions. Burnham, the placement agent of the November Private Placement, had agreed to pay Mr.
Galloway, the Chairman of the Board of the Company and a Managing Director of Burnham, 20% of the cash compensation payable to Burnham in consideration for his services rendered in connection with the November
Private Placement.

Effective January 10, 1997, the Company issued
250,000 warrants to Bruce Galloway, 100,000 warrants to Mr. George Koo (an advisor to the Board) and 50,000 warrants to Mr. Skuli Thorvaldsson. The warrants are exercisable for a term of five years at an exercise price of $3.00 per share. The warrants were issued for services rendered in connection with the acquisition of MIE and represented the reinstatement of 400,000 warrants previously issued to Mr. Galloway
(with an exercise price of $0.60 per share) which had expired in August 1995.

Item 8.           Description of Securities.

The Company's certificate of incorporation provides for an authorized capital stock of 25,000,000 shares of Common Stock and 2,000,000 shares of Preferred
Stock. 14,377,531 shares of Common Stock, 87,200 shares of Series A Preferred Stock and 490,000 shares of Series B Preferred Stock are issued and outstanding.


Common Stock

The holders of Common Stock are entitled to one vote per share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of Directors, with the result that holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from sources available therefor. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to stockholders after payment of liabilities and after provisions for each class of stock, if any, having preference over the Common Stock. All outstanding shares are fully paid and non-assessable and legally issued. Shareholders do not have any preemptive rights to subscribe for or purchase any stock, warrants or other securities of the Company. The Common Stock is not convertible or redeemable.

Preferred Stock

The Series A Preferred Stock is entitled to a cumulative dividend of $0.10 per share per annum if and when the Board declared a dividend. The Company has not paid any dividends with respect to the Series A Preferred
Stock. Accordingly, no dividends may be distributed with respect to the Common Stock so long as there are accrued and unpaid dividends on the Series A Preferred
Stock. The holders of the Series A Preferred Stock are not entitled to vote, except as required by law. The
87,200 outstanding shares of Series A Preferred Stock are convertible into 96,889 shares of Common Stock for no additional consideration at the option of the holder of the stock. The Series A Preferred Stock is entitled to a liquidation preference of $1.00 per share, plus any accrued and unpaid dividends. The Series A Preferred
Stock may be redeemed by the Company at a redemption price of $1.00 per share plus all accrued and unpaid dividends. The amount of accumulated and unpaid dividends was approximately $96,000 as of

December 31, 1996. The Company has an agreement in principle with the holders of the Series A Preferred
Stock to issue such holders 130,800 shares of Common
Stock in consideration for the 87,200 shares of Series A
Preferred Stock and all accumulated and unpaid dividends on the Series A Preferred Stock.

The Series B Preferred Stock is entitled to a cumulative
dividend of $0.10 per share per annum if and when the
Board declares a dividend.  The holders of the Series B
Preferred Stock are not entitled to vote, except as
required by law.  The Series B Preferred Stock is
entitled to a liquidation preference of $1.00 per share.
The Company has not paid any dividends with respect
to the Series B Preferred Stock.   In conjunction with
the acquisition of all of the issued and outstanding shares of capital stock of MIE from affiliates of Magee on November 27, 1996, Magee (the holder of all of the issued and outstanding shares of Series B Preferred
Stock), and the Company agreed that no dividends would accumulate on such Preferred Stock after November 30, 1996. The Company agreed to pay
Magee an amount equal to the accrued dividend on the Series B Preferred Stock of $390,417 through
November 30, 1996 in full on September 1, 1998. Such obligation shall not bear interest. The 490,000 outstanding shares of Series B Preferred Stock are convertible at the option of the holder at any time into 765,625 shares of Common Stock for no additional consideration. The Series B Preferred Stock is convertible into 765,625 shares of Common Stock of the Company at the option of the Company commencing April 27, 1997.

Warrants and Options

The Company has issued 1,335,000 warrants to purchase shares of Common Stock at an exercise price of $1.51 per share. The warrants are exercisable for a period of five years through May 31, 2001. Some of such warrants were issued to principals of the Company, including 555,000 warrants to Bruce Galloway, 250,000 warrants to Skuli Thorvaldsson, 250,000 warrants to

Gudmundur Jonsson, 100,000 warrants to Andrew
Catapano (the owner of AFC Enterprises, Inc., a principal shareholder of the Company), and 50,000 to Evan Binn (a principal shareholder of the Company).
The remaining 255,000 warrants are held by six people, none of whom owns more than 65,000 warrants. Mr.
Galloway subsequently transferred 125,000 of such warrants.

Pursuant to his employment agreement, the Company granted Mr. Frank Brown options to purchase an aggregate of 700,000 shares of Common Stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to 350,000 shares. 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting. In the event that Mr. Brown's employment contract is not renewed, he will only be entitled to exercise those options which have vested as of the date of termination.

The Company has issued options to employees other than Mr. Brown to purchase an aggregate of 167,500 shares of Common Stock at an exercise price of $2.65 per share. 20% of these options vest each year over a period of five years commencing on September 1, 1996 and are exercisable for five years after vesting.

The Company has issued to Burnham warrants to purchase 316,391 shares of Common Stock in consideration for services rendered as placement agent in the November Private Placement. The warrants are exercisable for a period of five years from the date of issue at a price per share equal to$3.30, a price equal to 110% of the closing bid price of the Company's shares as recorded on the NASD Bulletin Board on the date of each closing under the November Private Placement.

Effective January 10, 1997, the Company issued
250,000 warrants to Mr. Bruce Galloway, 100,000 warrants to Mr. George Koo and 50,000 warrants to Mr. Skuli Thorvaldsson. The warrants are exercisable for a term of five years at an exercise price of $3.00 per share. The warrants were issued for services rendered in connection with the acquisition of MIE and represented the reinstatement of 400,000 warrants previously issued to Mr. Galloway (with an exercise price of $0.60 per share) which had expired in August
1995.

                             PART II

Item 1.           Market Price of and Dividends on the
                  Registrant's Common Equity and
                  Other Shareholder Matters.

(a)      Market Information

         The following table sets forth the high and low prices for the periods indicated as reported by the National Daily Quotation Service, Inc. between dealers and do not include retail mark-ups, mark-downs, or commissions and do not necessarily represent actual transactions, as reported by the National Association of Securities Dealers Composite Feed or other qualified inter-dealer quotation medium. As of February 28, 1997, the closing bid price was $3.875 per share.

                                     Low
High

1995 Fiscal Year:

First Quarter                       0.560
1.310
Second Quarter                      0.680
1.870
Third Quarter                       0.680
1.680
Fourth Quarter                      0.680
1.180

1996 Fiscal Year:

First Quarter                       0.500
1.063
Second Quarter                      0.375
0.906
Third Quarter                       0.250
0.875
Fourth Quarter                      0.500
3.125

1997 Fiscal Year:

First Quarter                       2.000
3.375
Second Quarter                      3.000
3.375
Period 1/1/97 through
  2/28/97                           3.000
3.875

         The Common Stock is recorded on the NASD
Bulletin Board with the symbol ATCH.  As of February
28, 1997, the number of record holders of the Company's Common Stock was 583.

(b)      Dividends

         To date, the Company has not paid any
dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Company does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. No dividends may be distributed with respect to the Common Stock so long as there are accrued and unpaid dividends on the Series A Preferred Stock. The amount of accumulated and unpaid dividends on the Series A Preferred Stock was approximately $96,000 as of December 31, 1996. The
Company has an agreement in principle with the holders of the Series A Preferred Stock to issue such holders 130,800 shares of Common Stock in consideration for the 87,200 shares of Series A Preferred Stock and all accumulated and unpaid dividends on the Series A
Preferred Stock.

Item 2.           Legal Proceedings

In the normal course of the Company's business, certain actions may be filed against the Company for which the Company and its legal counsel, do not believe would warrant any merit. Such actions may prove to be meritorious and could result in settlements which could materially and severely affect the financial condition of the Company. As of December 31, 1996, the Company has not made any provisions for any actions, including the action discussed below. There can be no assurance that any actions against the Company would be resolved in favor of the Company nor that such actions would be dismissed. The following action is pending:

 ATAC Corporation and Patrick Cullen v. Arthur
Treacher's, Inc. and James Cataland, Case No.
1:95CV 1032, in the U.S. District Court, Northern
District, Ohio Eastern Division

On November 16, 1994, the Company terminated the agency agreement of a Regional Development
Representative, ATAC Corporation, on the grounds that the agent breached the agreement by assigning the agency agreement to a third party without the consent of the Company. On May 9, 1995, ATAC filed the above lawsuit; however, ATAC did not inform the Company of the lawsuit (via service of process as prescribed by the Ohio Rules of Civil Procedure).
ATAC seeks a minimum of $2,750,000 in compensatory damages and $6,000,000 in punitive damages.

On August 31, 1995, ATAC's counsel informed the
Company that a lawsuit has been filed. ATAC alleges that the Company terminated the contract without cause, tortiously interfered with other business relationships, wrongful conversion of the territory, restraint of trade and price-fixing, breach of contract, fraud, RICO and conversion. The Company has filed a partial motion on the pleadings to dismiss James
Cataland, Sr. and William Saculla from the lawsuit.  The
Company has also filed a Motion for Judgment on the Pleading which requests the court to dismiss all claims.
If successful, ATAC will only be allowed to proceed under a breach of contract theory.

The Company believes that the lawsuit is an attempt by plaintiffs to regain the territory by forcing the Company to defend expensive litigation at significant expense and that the plaintiffs' claims are without merit. The
Company has filed a counterclaim against ATAC seeking a Declaratory Judgment from the court that ATAC does not have a service contract with the Company in certain areas which the Company does business, breach of contract and indemnification for previous lawsuits which have occurred because of the actions of ATAC on behalf of the Company.


Item 3.           Changes in and Disagreements with
Accountants.

         None

Item 4.           Recent Sales of Unregistered
Securities.

From May through August, 1996, the Company concluded a private placement of 3,042,463 shares of its Common Stock at $.64 per share (for gross proceeds of $1,947,176) to 22 accredited investors.
In August 1996 and December 1996, the Company issued an aggregate of 37,050 shares of Common Stock and, in January 1997, a warrant to purchase 5,000 shares of Common Stock at an exercise price of $3.00 per share for five years commencing January 1, 1997 to McLaughlin & Stern, LLP in consideration for legal services.

On May 31, 1996, the Company issued warrants to purchase an aggregate of 1,335,000 shares of Common
Stock at an exercise price of $1.51 per share, which warrants are exercisable through May 31, 2001. The
Company issued an aggregate of 1,155,000 warrants in consideration for the warrant holders providing personal guarantees of the Company's obligations to Bank One under a term loan in the principal amount of $750,000 and for providing approximately $170,000 to fund certain expenses in connection with the acquisition of Mr. Cataland's shares in May 1996 and the private placement of the Company's Common Stock in May
1996. The remaining 180,000 warrants were issued in consideration for services rendered to the Company in connection with the change of control of the Company in May 1996.

In November and December, 1996, the Company concluded a private placement of 3,163,911 shares of its Common Stock at $1.78 per share (for gross proceeds of $5,631,761) to 57 accredited investors. In conjunction with such private placement, the Company has issued to Burnham warrants to purchase 316,391 shares of Common Stock in consideration for services rendered as placement agent in the November Private
Placement. The warrants are exercisable for a period of five years from the date of issue at a price per share equal to$3.30, a price equal to 110% of the closing bid price of the Company's shares as recorded on the NASD Bulletin Board on the date of each closing under the November Private Placement.


Neither the Company nor any person acting on its behalf offered or sold the securities described above by means of any form of general solicitation or general advertising. Each purchaser represented in writing that he acquired the securities for his own account. A legend was placed on the certificates stating that the restrictions on their transferability and sale. Each purchaser signed a written agreement that the securities will not be sold without registration under the Securities
Act or exemption therefrom. The Registrant believes such issuances are exempt transactions not involving a public offering under Section 4(2) of the Securities Act.

Item 5.  Indemnification of Directors and Officers.

The Utah Revised Business Corporation Act of 1992
(the "Model Act") provides that the statutory indemnification provisions are not exclusive and a corporation, through its by-laws, may authorize indemnification in circumstances that go beyond those permitted by statute, subject to certain limitations. The
Model Act does not, however, permit any
indemnification to the director or officer where: (a) amount of financial benefit received by director to which he was not entitled; (b) intentional infliction of harm on corporation or shareholders; (c) unlawful distribution;
or (d) intentional violation of criminal law.  The
Company's By-Laws provide for indemnification of officers and directors for any action taken or failure to take action as the officer and/or director so long as the officer and/or director reasonably believed that his conduct was in, or not opposed to, the Compan's best interests, and not in violation of the Model Act.

                            PART III

Item 1.                    Index to Exhibits.



Item 2.                    Description of Exhibits.

         (a)      Exhibits

                  3.1.1    Registrant's Certificate of
Incorporation

                  3.1.2    Agreement and Plan of
Reorganization and First Addendum dated
                  December 5, 1983

                  3.1.3    Certificate of Merger dated
January 23, 1984

                  3.1.4    Articles of Merger dated January
27, 1984

                  3.1.5    Articles of Amendment to
                           Articles of Incorporation dated
                           January 27, 1984

                  3.1.6    Amendment to Articles of
Incorporation dated January 27, 1986

                  3.1.7    Articles of Amendment to
Articles of Incorporation dated June 28, 1996

                  3.2      Registrant's Bylaws

                  4.1      Form of Common Stock
Certificate

                  4.2      Certificate of Designation on
Series A Preferred Stock

                  4.3      Certificate of Designation on
Series B Preferred Stock

                  10.1     Purchase Agreement dated May
31, 1996 between James Cataland and
         Registrant

                  10.2     Employment Agreement dated
                           June 1, 1996 between R. Frank
                           Brown and Registrant

                  10.3     Purchase Agreement dated
                           November 27, 1996, between
                           M.I.E. Hospitality and
                           Registrant

                  10.4     Guaranty Surety Agreement
dated November 27, 1996 by Arthur
                  Treacher's, Inc.


                  10.5     Escrow Agreement dated
                  November 27, 1996 among Arthur
                  Treacher's,
                  Inc.     Seller and Brown Brothers
                  Harriman & Co.

                  10.6     Mutual Release Agreement dated
November 27, 1996, among M.I.E.
Hospitality, Inc. and Magee Industrial Enterprises, Inc.

                  10.7     Promissory Note dated
                           November 27, 1996 for
                           $390,417 from M.I.E.
                           Hospitality, Inc. in favor of
                           Magee Industrial Enterprises
                           Inc.

                  10.8     Promissory Note dated
November 27, 1996 for $1,139,563 from M.I.E.
                           Hospitality, Inc in favor of
Magee Industrial Enterprises, Inc.

                  10.9     Uniform Franchise Offering
                           Circular as of January 1, 1997

                  10.10    Form of Franchise Agreement as
of January 1, 1997

                  10.11    Form of Warrant exerciseable at
$1.51 per share

                  10.12    Form of Warrant to Burnham
Securities, Inc.

                  10.13    Form of Stock Option to
Employees

                  21.      List of Subsidiaries

                  27.      Financial Data Schedules

                           SIGNATURES

         In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ARTHUR
TREACHER'S, INC.

    (Registrant)


Date:  March 18, 1997                                By \s\ R.
Frank Brown
                                                          R.
Frank Brown,

President, Chief Executive Officer, Treasurer






steven\treacher\10sb\10sb.318

                                       ARTHUR TREACHER'S INC. AND SUBSIDIARIES



                     INDEX TO PRO FORMA FINANCIAL INFORMATION AND HISTORICAL
                                                        FINANCIAL STATEMENTS



                                                              Page

ARTHUR TREACHER'S INC.  CONSOLIDATED FINANCIAL
                                     STATEMENTS (UNAUDITED  - INCLUDING M.I.E.
                                       HOSPITALITY,  INC.) - DECEMBER 29, 1996
Consolidated Balance Sheet as of December 29, 1996                                               F-3
Consolidated Comparative Statements of Operations for Quarters Ending
                                       December 29, 1996 and December 26, 1995                   F-5
Consolidated Comparative Statements of Operations for Periods Ending
                                       December 29, 1996 and December 26, 1995                   F-6

PRO FORMA COMBINED FINANCIAL INFORMATION
Pro Forma Combined Balance Sheet as of June 30, 1996                                                      F-7
Pro Forma Combined Statement of Operations for Fiscal Year Ended June
                                                      30, 1996
                                                              F-9

Pro Forma Combined Balance Sheet as of June 30, 1995                                                      F-10
Pro Forma Combined Statement of Operations for Fiscal Year Ended
                                                    June 30, 1995
                                                              F-12


ARTHUR TREACHER'S INC. AND SUBSIDIARIES FINANCIAL
 STATEMENTS
Independent Auditors' Report                                                                              F-13
Consolidated Balance Sheets as of June 30, 1996 and 1995                                                  F-14
Consolidated Statements of Operations for the fiscal years ended
                                               June 30, 1996 and 1995
                                                        F-16
Consolidated Statements of Retained Earnings for the fiscal years ended
                                               June 30, 1996 and 1995
                                                        F-17
Consolidated Statements  of Cash Flows for the fiscal years ended
                                               June 30, 1996 and 1995
                                                        F-18
Notes to Consolidated Financial Statements                                                       F-19

Independent Auditors' Report                                                                              F-29
Consolidated Balance Sheets as of June 30, 1995 and 1994                                                  F-30



                                                                 F-1

Consolidated Statements of Operations for the fiscal years ended
                                               June 30, 1995 and 1994
                                                        F-32
Consolidated Statements of Retained Earnings for the fiscal years ended
                                               June 30, 1995 and 1994
                                                        F-34
Consolidated Statements  of Cash Flows for the fiscal years ended
                                              June 30, 1995 and 1994
                                                        F-35
Notes to Consolidated Financial Statements                                                       F-37


M.I.E. HOSPITALITY, INC.  FINANCIAL STATEMENTS
Independent Auditors' Report                                                                              F-47
Balance Sheet as of December 29, 1996                                                            F-48
Statement of Operations for the year ended December 29, 1996                                              F-50
Statement of Stockholders' Equity for the year ended December 29, 1996                                    F-51
Statement of Cash flows for the year ended December 29, 1996                                     F-52
Notes to Financial Statements                                                                             F-53































                                                                 F-2




ann\wp\sws\treacher\index

                                                       ARTHUR TREACHER'S, INC.
                                                     CONSOLIDATED BALANCE SHEET
                                                       AS OF DECEMBER 29, 1996


(Unaudited)
                                                       ASSETS
December 1996

CURRENT ASSETS
   Cash and short-term investments                     $3,480,963
    Deposits held in escrow                                28,004
    Accounts receivable, net of allowance
    for doubtful accounts of $16,650 in 1996             182,913
    Inventories                                          263,825
    Prepaid Expenses                                     112,772
    Note receivable - current portion                      6,195

                                            TOTAL CURRENT ASSETS
                                                      4,074,672

OTHER ASSETS
    Security deposits                                   143,703
    Note receivable net of current portion                7,794
    Other
70,349

                       TOTAL OTHER ASSETS
                                                         221,846

PROPERTY AND EQUIPMENT, at cost
    Land
135,252
    Buildings
273,649
    Equipment and Leasehold improvements    9,789,800
    Vehicles
51,486

                                           TOTAL PROPERTY AND EQUIPMENT
                                                     10,250,187

Less - accumulated depreciation                 5,077,270

                          NET PROPERTY AND EQUIPMENT
                                                       5,172,917

TOTAL ASSETS                                             $9,469,435

(Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY                         December 1996

CURRENT LIABILITIES
    Accounts payable                                                $1,224,725
    Accrued expenses and taxes withheld                       882,554
    Current maturities of long-term debt                      506,855

                                             TOTAL CURRENT LIABILITIES
                                                       2,614,134

LONG-TERM DEBT, net of current portion           1,432, 285

DEFERRED FEDERAL INCOME TAX                                       115,501

DEFERRED ROYALTY AND FRANCHISE FEES                               36,214

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred Stock                                                     577,800
    Common Stock                                                       143,646
    Paid-in-capital                                                  8,873,133
    Retained earnings (deficit)                                      (4,323,278)

                                                  TOTAL STOCKHOLDERS' EQUITY
                                                       5,271,301

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $9,469,435


                                         ARTHUR TREACHER'S, INC.
                                   COMPARATIVE STATEMENTS OF OPERATIONS
                                            FOR QUARTERS ENDING

                                                                                                                   (Unaudited)
                                                              (Unaudited)
                                                                                                                      9/30/96
                                                                  9/27/95
                                                                                                                       through
                                                                  through
                                                                                                                      12/29/96
                                                                  12/26/95

TOTAL REVENUE                                                                $3,929,736                    $2,192,601


TOTAL COSTS AND EXPENSES                                                 3,699,187                 2,184,052


INCOME FROM OPERATIONS BEFORE
                                                                      NON-RECURRING ITEMS                                 230,549
                                                                       8,549

NON-RECURRING ITEMS                                                                (158,800)                           0


INCOME FROM OPERATIONS                                                                71,749                      8,549

TOTAL OTHER INCOME (EXPENSE)                                                (74,185)                  (37,118)



LOSS BEFORE DEPRECIATION, AMORTIZATION
       AND INCOME TAXES                                                                (2,436)                 (28,569)

DEPRECIATION AND AMORTIZATION                                      116,170                    77,153



LOSS BEFORE INCOME TAXES                                                   (118,606)                (105,722)

TOTAL INCOME TAX BENEFIT                                                       38,633                  30,113



                                                                       NET LOSS                                    $     (79,973)
                                                              $   (75,609)

NET LOSS PER COMMON SHARE                                              $         (0.01)          $       (0.01)




AVERAGE SHARES OUTSTANDING                                             $13,244,930               $8,076,200





                                                                F-5
                                                       ARTHUR TREACHER'S, INC.
                                                COMPARATIVE STATEMENTS OR OPERATIONS
                                                         FOR PERIODS ENDING

                                                                                                                   (Unaudited)
                                                              (Unaudited)
                                                                                                                        7/1/96
                                                                   7/1/95
                                                                                                                       through
                                                                  through
                                                                                                                      12/29/96
                                                                  12/26/95

TOTAL REVENUE                                                                                    $6,037,079
$3,982,591

TOTAL COSTS AND EXPENSES                                                 6,087,087                 4,019,521


INCOME FROM OPERATIONS BEFORE
                                                                     NON-RECURRING ITEMS                                 (50,008)
                                                                    (36,930)

NON-RECURRING ITEMS                                                                  (158,800)                          0


LOSS FROM OPERATIONS                                                                 (208,808)                  (36,930)

TOTAL OTHER INCOME (EXPENSE)                                                (158,775)                  (74,720)


LOSS BEFORE DEPRECIATION, AMORTIZATION
      AND INCOME TAXES                                                               (367,583)                 (111,650)

DEPRECIATION AND AMORTIZATION                                        185,283                   127,479



LOSS BEFORE INCOME TAXES                                                    (552,866)                 (239,129)

TOTAL INCOME TAX BENEFIT                                                      271,979                     68,124



                                                                       NET LOSS                                    $   (280,887)
                                                              $   (171,005)

NET LOSS PER COMMON SHARE                                              $         (0.02)          $         (0.02)

AVERAGE SHARES OUTSTANDING                                               12,195,463                  8,076,200







                                                                F-6

                                                                             ARTHUR TREACHER'S INC
                                                                                   CONSOLIDATED
                                                                                 PROFORMA
                                                                                  BALANCE SHEETS
                                                                             FOR PERIODS ENDING

                                                                                    MIE                   ARTHUR TREACHER'S INC

                                      ASSETS                                    (unaudited)                (audited)
                                                                               June 30, 1996             June 30, 1996
CURRENT
ASSETS

             CASH                                                                    (157,259)                     990,683
             ACCOUNTS RECEIVABLE                                                        20,489                     147,122

             INVENTORIES                                                               149,665                      68,668

             PREPAID EXPENSES                                                          213,048                      34,867

             NOTES RECEIVABLE                                                            5,777

                       Total Current Assets                                            231,720                   1,241,340

OTHER ASSETS

             INVESTMENTS                                                               490,000

             LAND                                                                      135,252
             BUILDINGS                                                                 117,349                     156,300

             EQUIPMENT and LEASEHOLD IMPROVEMENTS                                    6,586,002                   2,658,471

             LESS : Accumulated Depreciation                                         3,335,495                   1,424,317

                       NET                                                           3,993,108                   1,390,454

             FRANCHISE and ORGANIZATION  COST                                          166,130

             LESS : Accumulated Amortization                                           105,438

                       NET                                                              60,692

             OTHER ASSETS                                                               63,350                      32,810

             DEFERRED TAXES                                                                                        334,800

             NOTES RECEIVABLE                                                           11,151

                       Total Other Assets                                            4,128,301                   1,758,064

                                 TOTAL                                               4,360,021                   2,999,404
                                ASSETS

                                                                          F-7







                                                                                    MIE                   ARTHUR TREACHER'S INC

                                                                                (unaudited)               (audited)
                                                                               June 30, 1996            June 30, 1996
LIABILITIES and STOCKHOLDER'S EQUITY (DEFICIT)


CURRENT LIABILITIES

             ACCOUNTS PAYABLE                                                         (90,897)                     923,379

             ACCRUED EXPENSES                                                           97,495                     514,555

             TAXES PAYABLE                                                              48,259

             NOTES PAYABLE                                                           2,505,000                   1,056,202

                          Total Current Liabilities                                  2,559,857                   2,494,136


OTHER LIABILITIES

             LONG TERM DEBT                                                                                        458,923

             DEFERRED ROYALTIES and INCOME                                                                          46,379

                          Total Liabilities                                          2,559,857                   2,999,438


STOCKHOLDER'S EQUITY

             PREFERRED STOCK                                                                                       577,800

             COMMON STOCK                                                                8,212                     111,186

             PAID IN CAPITAL                                                            52,316                   3,731,347

             RETAINED EARNINGS                                                       1,897,602                 (4,042,391)

                                                                                     1,958,130                     377,942

             TREASURY STOCK                                                          (157,966)

             SUBSCRIPTIONS RECEIVABLE                                                                            (377,976)


                          Total Stockholder's Equity (Deficit)                       1,800,164                        (34)


                          TOTAL LIABILITIES and EQUITY                               4,360,021                   2,999,404
                                                                          F-8







                                                                                      CONSOLIDATED

                                                                                         PROFORMA
                                                                                               STATEMENT OF OPERATIONS

                                                                                              JULY 1995 THRU JUNE 1996



                                                                    MIE                   ARTHUR TREACHER'S        PROFORMA
                                                                                                 INC

                                                                  July-95                 July-95                  July-95
                                                                    THRU                   THRU                      THRU
                                                                  June-96                 June-96                  June-96
                                                                (unaudited)             ( AUDITED )              (unaudited)

REVENUE
  SALES                                                             14,999,299              6,648,564                21,647,863
  FRANCHISE and OTHER INCOME                                                                1,229,346                 1,229,346

                                                                 __________             __________                __________
               TOTAL REVENUE                                        14,999,299              7,877,910                22,877,209


COST OF SALES                                                        4,904,144              2,438,028                 7,342,172

OPERATING EXPENSES                                                   8,558,974              4,166,405                12,725,379

FRANCHISE SERVICE and SELLING EXPENSES                                                        876,584                   876,584

GENERAL and ADMINISTRATIVE                                           1,255,144                689,166                 1,944,310

                                                                 __________             __________                __________
               TOTAL COST and EXPENSES                              14,718,262              8,170,183                22,888,445


                                                                 __________             __________                __________
EBITDA BEFORE NON RECURRING ITEMS                                      281,037              (292,273)                  (11,236)


NON RECURRING ITEMS                                                                           403,434                   403,434

INTEREST EXPENSE                                                       215,196                168,513                   383,709

DEPRECIATION                                                           621,556                290,120                   911,676

                                                                 __________             __________                __________
               NET PROFIT BEFORE TAXES                               (555,715)            (1,154,340)               (1,710,055)

                                                                                  F-9



                                                                                                    ARTHUR TREACHER'S INC
                                                                                                    CONSOLIDATED
                                                                                                    PROFORMA
                                                                                                    BALANCE SHEETS
                                                                                                    FOR PERIODS ENDING


                                                                                         MIE      ARTHUR TREACHER'S INC

                                             ASSETS                                  (unaudited)                     (audited)
                                                                                    June 25, 1995                  June 30, 1995
CURRENT ASSETS

                 CASH                                                                       122,259                          26,185
                 ACCOUNTS RECEIVABLE                                                          7,819                         171,864

                 INVENTORIES                                                                155,964                          90,048

                 PREPAID EXPENSES                                                           194,526                         172,200

                 NOTES RECEIVABLE                                                             1,388

                              Total Current Assets                                          481,956                         460,297

OTHER ASSETS

                 INVESTMENTS                                                                490,000

                 LAND                                                                       135,252
                 BUILDINGS                                                                  117,349                         156,300

                 EQUIPMENT and LEASEHOLD IMPROVEMENTS                                     6,946,995                       2,421,549

                 LESS : Accumulated Depreciation                                          2,941,466                       1,195,999

                              NET                                                         4,748,130                       1,381,850

                 FRANCHISE and ORGANIZATION  COST                                           166,130

                 LESS : Accumulated Amortization                                             95,886

                              NET                                                            70,244

                 OTHER ASSETS                                                                66,100                          26,635

                 DEFERRED TAXES                                                                                               5,700

                 NOTES RECEIVABLE                                                            17,119

                              Total Other Assets                                          4,901,593                       1,414,185


                              TOTAL ASSETS                                                5,383,549                       1,874,482
F-10



                                                                                          MIE        ARTHUR TREACHER'S INC

                                                                                      (unaudited)                    (audited)
                                                                                     June 25, 1995                 June 30, 1995
LIABILITIES and STOCKHOLDER'S EQUITY (DEFICIT)


CURRENT LIABILITIES

                 ACCOUNTS PAYABLE                                                            330,212                        654,872

                 ACCRUED EXPENSES                                                            118,287                        258,030

                 TAXES PAYABLE                                                                88,501

                 NOTES PAYABLE                                                             2,555,000                        300,917

                              Total Current Liabilities                                    3,092,000                      1,213,819


OTHER LIABILITIES

                 LONG TERM DEBT                                                                                             970,839

                 DEFERRED ROYALTIES and INCOME                                                                               64,665

                              Total  Liabilities                                           3,092,000                      2,249,323


STOCKHOLDER'S EQUITY

                 PREFERRED STOCK                                                                                            577,800

                 COMMON STOCK                                                                  8,212                         80,762

                 PAID IN CAPITAL                                                              52,316                      2,183,748

                 RETAINED EARNINGS                                                         2,388,987                    (3,217,151)

                                                                                           2,449,515                      (374,841)

                 TREASURY STOCK                                                            (157,966)

                 SUBSCRIPTIONS RECEIVABLE                                                                                         0


                              Total Stockholder's Equity (Deficit)                         2,291,549                      (374,841)


                              TOTAL LIABILITIES and EQUITY                                 5,383,549                      1,874,482

                                                                F-11



                                                                                   CONSOLIDATED
                                                                                     PROFORMA
                                                                                    STATEMENT OF OPERATIONS
                                                                                   JULY 1994 THRU JUNE 1995



                                                                   MIE                     ARTHUR TREACHER'S INC       PROFORMA

                                                                 July-94                    July-94                    July-94
                                                                  THRU                        THRU                       THRU
                                                                 June-95                    June-95                    June-95
                                                               (unaudited)                ( AUDITED )                (unaudited)


REVENUE
  SALES                                                           14,926,795                  5,625,587                 20,552,382
  FRANCHISE and OTHER INCOME                                                                  1,691,965                  1,691,965

                                                               __________                  _________                  __________
                                                                                               _
               TOTAL REVENUE                                      14,926,795                  7,317,552                 22,244,347


COST OF SALES                                                      4,765,510                  2,083,155                  6,848,665

OPERATING EXPENSES                                                 8,287,512                  3,632,450                 11,919,962

FRANCHISE SERVICE and SELLING EXPENSES                                     0                  1,060,986                  1,060,986

GENERAL and ADMINISTRATIVE                                           759,007                    803,713                  1,562,720

                                                               __________                  _________                  __________
                                                                                               _
               TOTAL COST and EXPENSES                            13,812,029                  7,580,304                 21,392,333


                                                               __________                  _________                  __________
                                                                                               _
EBITDA BEFORE NON RECURRING ITEMS                                  1,114,766                  (262,752)                    852,014


NON RECURRING ITEMS                                                        0                          0                          0

INTEREST EXPENSE                                                     406,418                    101,818                    508,236

DEPRECIATION                                                         633,207                    172,028                    805,235

                                                               __________                  _________                  __________
                                                                                               _
               NET PROFIT BEFORE TAXES                                75,141                  (536,598)                  (461,457)


                                                                F-12

     To the Board of Directors and Stockholders of Arthur Treacher's, Inc. and subsidiaries Report of Independent Auditors We have audited the accompanying consolidated balance sheets of Arthur Treacher's, Inc and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur Treacher's, Inc. as of June 30, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles. Lytkowski & Pease, Inc. September 20, 1996 Lytkowski & Pease, Inc. Certified Public Accountants 8th Floor Annex, 1422 Euclid Avenue, Cleveland, Ohio 44115-1975 216-696-5394

                                                      ARTHUR TREACHER'S, INC.

                                                    CONSOLIDATED BALANCE SHEETS

                                                       JUNE 30, 1996 AND 1995




                                                               ASSETS


                                                             1996 1995
                                                           CURRENT ASSETS
                                         Cash and short-term investments $ 985,616$ 26,085
                                                  Deposits held in escrow 5,067100
                                                    Accounts receivable, net of
                                                   allowance for doubtful accounts
                                                   of $39,000 in 1996 and $66,000
                                                        in 1995147,122171,864
                                                      Inventories 68,66890,048
                                                  Prepaid expenses 34,867 172,200

                                                TOTAL CURRENT ASSETS1,241,340460,297

                                                            OTHER ASSETS
                                                        Deposits23,97626,635
                                                     Deferred taxes334,8005,700
                                                            Other 8,834

                                                  TOTAL OTHER ASSETS367,61032,335

                                                  PROPERTY AND EQUIPMENT, at cost
                                                      Buildings156,300156,300
                                        Furniture, fixtures and equipment1,202,6901,043,777
                                             Leasehold improvements 1,404,2951,334,551
                                                       Vehicles 51,486 43,221

                                           TOTAL PROPERTY AND EQUIPMENT2,814,7712,577,849

                                        Less - accumulated depreciation 1,424,317 1,195,999

                                           NET PROPERTY AND EQUIPMENT 1,390,454 1,381,850

                                                        $2,999,404$1,874,482

                                                                F-14


                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)



                         1996 1995

             CURRENT LIABILITIES
                                  Bank overdraft$ 45,336
                            Accounts payable$ 923,379609,536
             Accrued expenses and taxes withheld514,555258,030
                 Current maturities of long-term debt 1,056,202 300,917


                              TOTAL CURRENT LIABILITIES2,494,1361,213,819

                     LONG-TERM DEBT, net of current portion458,923970,839

                        DEFERRED ROYALTY AND FRANCHISE FEES46,37964,665

                                  STOCKHOLDERS' EQUITY (DEFICIT)
                                  Preferred stock577,800577,800
                                  Common stock111,18680,762
                                  Paid-in-capital3,731,3472,183,748
                             Retained earnings (deficit)(4,042,391)(3,217,151)

                                                          377,942(374,841)
                                  Less - subscriptions receivable 377,976

                                                     TOTAL STOCKHOLDERS' EQUITY
                                                      (DEFICIT) (34) (374,841)






                                                       $2,999,404$1,874,482




                           See notes to consolidated financial statements.

                                                      ARTHUR TREACHER'S, INC.

                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 YEARS ENDED JUNE 30, 1996 AND 1995

                                                                                       1996                  1995
REVENUE
   Company-owned restaurant sales                                                $6,648,564            $5,625,587
   Franchise and royalty income                                                   1,228,296             1,529,318
   Initial franchise fees                                                             1,050                63,550

                                                          TOTAL REVENUE           7,877,910             7,218,455

COSTS AND EXPENSES
   Company-owned restaurants:
     Cost of sales, including occupancy, except depreciation                      3,856,776             3,334,350
   Operating expenses                                                             2,742,907             2,381,255
   Franchise service and selling expenses                                           876,584             1,060,986
   General and administrative                                                       689,166               803,713

                                               TOTAL COSTS AND EXPENSES           8,165,433             7,580,304

                                            LOSS FROM OPERATIONS BEFORE
                                       NON-RECURRING ITEMS                         (287,523)             (361,849)

NON-RECURRING ITEMS                                                                (403,434)

                                                   LOSS FROM OPERATIONS            (690,957)             (361,849)

OTHER INCOME (EXPENSE)
   Interest expense                                                                (168,513)             (101,818)
   Loss on sale                                                                      (4,750)
   Other - net                                                                                             99,097

                                           TOTAL OTHER INCOME (EXPENSE)            (173,263)               (2,721)

                                 LOSS BEFORE DEPRECIATION, AMORTIZATION
               AND INCOME TAXES                                                    (864,220)             (364,570)

DEPRECIATION AND AMORTIZATION                                                       290,120               172,028

                                               LOSS BEFORE INCOME TAXES          (1,154,340)             (536,598)

INCOME TAX BENEFIT
   Current                                                                                                 63,000
   Deferred, including benefit from net operating
    loss carryforward of $329,100 in 1996                                           329,100                83,600

                                               TOTAL INCOME TAX BENEFIT             329,100               146,600

                                                               NET LOSS          $ (825,240)           $ (389,998)

NET LOSS PER COMMON SHARE                                                      $       (.10)       $       (.05)

AVERAGE SHARES OUTSTANDING                                                        8,273,032             7,943,746
                                   See notes to consolidated financial statements.

                                                                F-16


                                                      ARTHUR TREACHER'S, INC.

                                       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                             FOR THE YEARS ENDED JUNE 30, 1996 AND 1995








                                                      Preferred Stock        Common Stock   Paid-in Retained         Subscriptions
                                                   Shares        Amoun  Shares    Amount Capital (Deficit) Receivable  Total

BALANCE -- JUNE 30, 1994                  577,800       $577,800         7,916,157      $ 79,162       $2,105,348       $(2,827,153)
                                                     $   (64,843)

  Issuance of common stock                                                 160,000         1,600           78,400
                                                          80,000

  Net loss                                                                                                                 (389,998)
                                                        (389,998)

BALANCE -- JUNE 30, 1995                  577,800        577,800         8,076,157        80,762        2,183,748        (3,217,151)
                                                        (374,841)

  Issuance of common stock                                               3,042,463        30,424        1,547,599
                                        $(377,976)     1,200,047

  Net loss                                                                                                                 (825,240)
                                                        (825,240)

BALANCE -- JUNE 30, 1996                  577,800       $577,800        11,118,620      $111,186       $3,731,347       $(4,042,391)

                                        $(377,976)  $        (34)









                                                         See notes to consolidated financial statements.

                                   YEARS ENDED JUNE 30, 1996 AND 1995



                                                 1996                  1995
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                 $ (825,240)           $ (389,998)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization             290,120               172,028
      Loss (gain) on sale of property and equipment   95,112          (38,906)
      Provision for doubtful accounts                  (28,943)         45,500
      Changes in operating assets and liabilities:
        Deposits held in escrow                       (4,967)          23,698
        Accounts receivable                       53,685                14,612
        Notes receivable                                           30,826
        Other assets                               4,363                19,486
        Prepaid expenses                       127,294                76,660
        Inventories                            21,380                 2,232
        Accounts payable                     268,006               176,070
        Accrued expenses and other liabilities   237,438              (369,321)
        Deferred federal income tax benefit      (329,100)           (83,600)

                          TOTAL ADJUSTMENTS      734,388                69,285

                                    NET CASH USED IN OPERATING
                       ACTIVITIES             (90,852)             (320,713)

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of property        18,000               120,000
   Purchase of property and equipment          (410,230)             (494,167)

                                    NET CASH USED IN INVESTING
                         ACTIVITIES         (392,230)             (374,167)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                1,200,047                80,000
   Proceeds from long-term debt            490,852             1,104,886
   Principal payments on long-term debt         (248,286)             (430,248)
   Repayment of capital lease obligations                            (61,597)

                                NET CASH PROVIDED BY FINANCING
                ACTIVITIES                 1,442,613               693,041

                                NET CHANGE IN CASH AND SHORT -
                        TERM INVESTMENTS        959,531                (1,839)

Cash and short-term investments at beginning of year     26,085        27,924

                               CASH AND SHORT-TERM INVESTMENTS
                AT END OF YEAR            $  985,616           $    26,085

                              See notes to consolidated financial statements.
                                                                F-18


                                                      ARTHUR TREACHER'S, INC.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                       JUNE 30, 1996 AND 1995


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description  of the  business:  Arthur  Treacher's,  Inc.  (the  "Company")
operates  twenty-five  Arthur  Treacher's  Fish & Chips  restaurants,  of  which twenty-four are owned by the Company, in Ohio, Florida, Michigan, South Carolina
and New York. The Company is also a franchisor of 100 Arthur  Treacher's  Fish &
Chips  restaurants  located  throughout  the  United  States and  Canada.  Sales
(unaudited) of Arthur Treacher's Fish & Chips products through company-owned and franchised  restaurants  totaled $43 million and $44 million for the years ended
June 30, 1996 and 1995,  respectively.  During the year ended June 30,  1996,  4 locations were opened and 23 locations were closed or terminated.  Additionally,
5 franchises were  repurchased by the Company and 1  corporate-owned  restaurant was sold to a franchisee. During the year ended June 30, 1995, 12 locations were opened and 25 locations  were closed or terminated.  Additionally,  5 franchises were  repurchased by the Company and 1 corporate owned  restaurant was sold to a franchisee.  The Company sells individual  franchises.  An individual  franchise permits the operation of a franchised Arthur Treacher's Fish & Chips restaurant.
When an individual franchise is sold, the Company assists the franchisee in site selection,  training  personnel,  implementation  of  an  accounting  and  store management  system,  and various other services.  During the year ended June 30,
1996, the Company sold one individual  franchise.  Arthur Treacher's  Management
Co., a wholly-owned subsidiary, provides payroll services to the Company. Arthur
Treacher's  Advertising  Co.,  a  wholly-owned   subsidiary,   provided  certain
advertising  services  to  the  Company  and  the  franchisees.   Principles  of
consolidation: The consolidated financial statements include the accounts of the
Company  and  its  wholly-owned   subsidiaries.   All  significant  intercompany
transactions  have been  eliminated  in  consolidation.  Financial  instruments:
Financial instruments which potentially subject the Company to concentrations of credit risk consist  principally of temporary cash  investments  and receivables from franchisees.  The Company  generally does not require  collateral to secure its trade  receivables  and  maintains a reserve for  potential  credit  losses.
Property and equipment:  Property and equipment are stated at cost.  Maintenance and repairs are charged to expense while expenditures for renewals which prolong the lives of the assets are capitalized.  Depreciation is computed utilizing the straight-line  method over the  estimated  useful  lives of the various  assets.
Leasehold  improvements  are  amortized  by the  straight-line  method  over the shorter  of  their  estimated  useful  lives  or  the  term  of the  lease.  The depreciation  and  amortization  periods  range  from one to  sixteen  years for leasehold improvements. Equipment and vehicles are depreciated over 10 years and
five  years,  respectively.   Depreciation  expense  approximated  $290,000  and
$172,000 for the years ended June 30, 1996 and 1995, respectively. F-19



     Cash and cash equivalents: Cash and cash equivalents include cash and short-term investments with original maturities of three months or less and consist of checking accounts and a repurchase agreement with a local commercial bank as described below. At June 30, 1996, the Company had cash balances on deposit with a commercial bank which exceeded the federally-insured deposit limit by approximately $11,000. At June 30, 1996, cash and short-term investments include a three-day repurchase agreement with a commercial bank in the amount of $844,000. The agreement matures on July 1, 1996, and is collateralized by FNMA securities held by the bank with a fair market value of $844,000. Inventories: Inventories, which consist primarily of food located at the company-owned stores, are stated at the lower of cost (first-in, first-out method) or market. Franchise fees and royalty income: The Company recognizes initial franchise fees from the sale of individual franchises as income when it has substantially performed its obligations relating to such fees. For individual franchises, this occurs at the commencement of operations by the franchisee. Amounts received prior to this time ($24,000 and $0 at June 30, 1996 and 1995, respectively) are recorded as deferred franchise fees until such services have been substantially performed. Direct costs relating to franchise sales ($8,500 and $0 at June 30, 1996 and 1995, respectively) for which revenue has not yet been recognized are deferred as prepaid expenses until the related revenue is recognized. Initial franchise fees related to individual franchise sales totaled $1,050 and $63,000 for the years ended June 30, 1996 and 1995, respectively. Generally, royalties are based on franchisee restaurant sales and are accrued as revenue during the period in which the related franchisee restaurant sales occur. Accounts receivable consist principally of amounts due from franchisees for royalties. Reacquired franchises: Costs associated with reacquiring franchise locations are recorded as equipment, inventory and leaseholds to the extent that the total does not exceed the fair market value of the assets acquired. If the Company's intention is to resell the reacquired franchise, the franchise is carried at the lower of cost to the Company or estimated net realizable value. If the Company's intention is to retain and operate the franchise, costs pertaining to purchased rights are amortized over the respective terms of the related agreements. Costs associated with the reacquisition of franchise rights where the unit will be closed are charged to operations. Net loss per common share: The computation of loss per common share is based on average shares outstanding during the year. Reclassifications:
Certain 1995 amounts have been reclassified to conform to 1996 reporting classifications. Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTE 2 -- ACCRUED EXPENSES AND TAXES WITHHELD

     Accrued expenses and taxes withheld consist of the following at June 30, 1996 and 1995:

                                      1996              1995
                  Sales tax payable    $  17,781          $ 20,451
                  Taxes other than income     85,436           103,976
                  Utilities         12,132             7,026
                  Interest           8,020
                  Other           174,386            (3,423)
                  Past due tax liabilities        216,800           130,000

                                                $514,555          $258,030


     The Company is presently negotiating with key tax authorities in an effort to settle its outstanding obligations for past due payroll tax liabilities and abate penalties and interest.


NOTE 3 -- LONG-TERM DEBT

     Long-term debt consists of the following at June 30, 1996 and 1995:

                                                                          1996              1995

                  Bank One, Cleveland                              $   750,000       $   750,000
                  Metropolitan Savings Bank                             48,223            54,222
                  GMAC                                                  31,137            19,909
                  Franchise acquisitions                               497,510           344,169
                  Other                                                188,255           103,456


                                                                     1,515,125         1,271,756

                  Less - current maturities                          1,056,202           300,917

                                                                    $  458,923        $  970,839


     Notes payable - Bank One, Cleveland: In July 1994, the Company entered into a $750,000 line of credit agreement with Bank One, Cleveland. Borrowings under the line of credit bear interest at the bank's prime rate (8.25% at June 30,
1996) plus 2%, and 1/2% on the unused portion of the line. Interest only payments commenced October 31, 1994 and are due quarterly thereafter. The line of credit matures on December 1, 1996 (See Note 10). Borrowings under the line are secured by accounts receivable, inventories, the unconditional and absolute guarantee of the Company's former chief executive officer and certain majority shareholders. The loan contains certain restrictive covenants including restrictions on dividends, capital expenditures, and requires the Company to maintain certain financial ratios. Note payable - Metropolitan Savings Bank: The note payable to Metropolitan Savings Bank was executed in December 1993 in the amount of $63,000, with interest at the bank's prime rate (8.25% at June 30,
1996) plus 2%. The note requires 60 monthly principal payments of $1,050. The loan is secured by and was used to repurchase a store from a franchisee. Notes payable - GMAC: The notes payable to GMAC represent various loans for the purchase of vehicles. The notes bear interest at rates ranging from 9.5% to 12.7% per annum, and are payable in installments through December 2000. The notes are secured by the vehicles purchased. Notes payable - franchise acquisitions: The Company has entered into financing arrangements with various franchisees for the repurchase of certain franchise operations and equipment. The various borrowings require total monthly payments of approximately $13,871 and bear interest at rates ranging from 8% to 12.5%. The notes mature at various dates through January 2003. Notes payable - other: The Company has converted certain past due trade accounts payable to notes payable. The various borrowings require total monthly payments of approximately $10,733 and bear interest at rates ranging from 8% to 10%. The notes mature at various dates through February 1998.
                                                                F-22

     The aggregate maturities of outstanding long-term debt are as follows:

                                Year Ending June 30,

                                    1997                              $1,056,202
                                    1998                                 144,000
                                    1999                                  81,628
                                    2000                                  90,120
                                    2001                                  60,422
                                    Thereafter                            82,753

                                                                      $1,515,125


     The interest paid on all outstanding obligations for the years ended June 30, 1996 and 1995 totaled $160,493 and
$80,700, respectively.

     Based on current borrowing rates, the fair value of the above notes payable approximate their carrying amount.


NOTE 4 -- LEASES

     The Company is obligated under long-term operating lease arrangements for its restaurants, certain leasehold improvements and automobiles, with remaining terms ranging from 1 to 16 years. In addition, many of the leases contain renewal options for periods of five to ten years and, in some instances, purchase options. Most of the leases are net leases under which the Company pays the taxes, insurance, utilities, and maintenance costs. Certain leases provide for additional annual rent based upon total gross revenues and increases in the Consumer Price Index. Rent expense for all operating leases, net of sublease income of $6,000 and $15,500 in fiscal 1996 and 1995, respectively, including leases with terms of less than one year, amounted to $791,321 and $671,000 for the years ended June 30, 1996 and 1995, respectively. Amortization of leased assets is included in depreciation and amortization expense.

Future minimum lease payments under operating leases having remaining noncancellable lease terms in excess of one year are as follows:

                      Year Ending June 30,                   Amount

              1997                                     $   645,000
              1998                                 649,000
              1999                                      640,000
              2000                                      584,000
              2001                                569,000
              Thereafter                       1,314,000

              Total minimum lease payments                      $4,401,000

     In addition to the lease obligations described above, the Company also conditionally guarantees the payment of certain lease obligations of franchisees in the event the franchisee does not pay. At June 30, 1996, franchisee lease obligations conditionally guaranteed by the Company total $1,954,000. In the event the franchisee defaults, the Company retains the right to take back the franchise unit and resell it, or operate the unit as a company owned restaurant.

NOTE 5 -- STOCKHOLDERS' EQUITY (DEFICIT)

     The following is a summary of stockholders' equity (deficit) at June 30, 1996 and 1995:

                                                                              1996                    1995

         Series A and B non-voting preferred stock, par
          value $1.00 per share; authorized - 1996:
          2,000,000 shares, 1995: 1,000,000 shares;
          issued and outstanding - 577,800 shares                       $  577,800              $  577,800

         Common stock, par value $0.01 per share,
          authorized - 1996: 25,000,000 shares,
          1995: 10,000,000 shares;
          issued and outstanding - 1996: 11,118,620
          shares, 1995: 8,076,157 shares                                   111,186                  80,762

         Paid-in-capital                                                 3,731,347               2,183,748

         Retained deficit                                               (4,042,391)             (3,217,151)

                                                                           377,942                (374,841)

         Less - subscription receivable                                    377,976

                                                                      $        (34)             $ (374,841)

     In June 1996, the Company's shareholders authorized an increase in the Company's authorized common stock to 25,000,000 (from 10,000,000) shares and preferred stock to 2,000,000 (from 1,000,000) shares. During 1996, the Company completed the sale of 2,362,500 shares of its authorized but restricted common stock in a private placement to an investment group at prices ranging from $.60 to $.64 per share. Proceeds received by the Company from the offering totaled $1,245,700, net of fees and expenses of $239,300. The proceeds were used to repay certain corporate obligations, repurchase certain franchise restaurants, test market new product developments, and provide additional working capital for the Company. Additionally, in May 1996, the Company's majority shareholder, CEO and President, resigned and sold 2,000,000 shares of his common stock to an investment group for $1,200,000 and other consideration. The Company has subsequently elected a new President and CEO. During June 1996, the Company sold 679,963 shares of its common stock by subscription in a private placement for $377,976, net of fees and expenses of $56,300. The proceeds were received in September 1996. The June 30, 1996 common stock and paid-in capital information include the shares under subscription, with a corresponding reduction in total shareholders' equity (deficit) for the total subscriptions receivable. In April 1995, in connection with the repurchase of two restaurants, the Company issued 160,000 shares of its authorized common stock to the seller. In connection with the above private placements, certain individuals elected to the Company's Board of Directors, acted as placement agents. The individuals were paid a fee of $77,700 from the proceeds of the offering for such services and were reimbursed $217,900 for the reimbursement of expenses incurred in connection with the offering. In June 1996, the Company issued an aggregate of 1,335,000 warrants to certain individuals of the investment group (including the new Board of Director members) as additional compensation for services provided in connection with the offering and in consideration for them providing personal guarantees of the Company's existing indebtedness to Bank One in the amount of $750,000. Each warrant is exercisable to purchase one share of the Company's common stock at an exercise price of 110% of the closing bid price of a share of common stock of the Company as quoted on the NASDAQ Bulletin Board on the day of such grant. The non-voting preferred stock entitles the holders to cumulative dividends, when and as declared by the Board of Directors, at an annual rate of 10% and a preference on liquidation of $1.00 per share. A certain class of preferred stock may be redeemable at the option of the Company at par plus declared, accrued and unpaid dividends and may be convertible, at any time, at the option of the preferred stockholder, into common stock. If all preferred shares were converted to common stock, a minimum of 587,555 common shares would be issued.

NOTE 6 -- NON-RECURRING ITEMS

     During 1996, the Company incurred certain costs relating to the restructuring of its operations. The items included charges for lease cancellation fees, the write-off of deferred advertising assets, and certain other items. These costs, totaling $403,434, have been recorded as non-recurring items in the accompanying 1996 financial statements.
 NOTE 7 -- INCOME TAXES In
connection with an Offer In Compromise and Collateral Agreement entered into with the Internal Revenue Service in August 1992 to settle certain past due tax liabilities, the Company agreed to waive future utilization of substantially all net operating loss carryforwards generated from losses sustained prior to June 30, 1992. At June 30, 1992, net operating loss carryforwards available totaled approximately $3,000,000 and expire at various times through the year 2005 with the waiver of such net operating loss carryforwards limited to the sums waived, by the Internal Revenue Service under the Offer In Compromise, plus interest. The amount of net operating loss carryforwards which may become available cannot be determined at this time, accordingly, any future benefit from the use of the Company's potential net operating loss carryforward has not been recognized in the accompanying financial statements. No restrictions exist relating to utilization of net operating losses in subsequent periods. Additionally, the Offer In Compromise provides for potential additional future payments at certain net taxable income levels through 1998. The federal income tax benefit is based on pre-tax income adjusted for timing differences in the recognition of income and expenses for financial and tax reporting purposes. Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Accordingly, deferred income taxes principally represent deferrals related to depreciation charges and the recognition of franchise, royalty income and certain tax accrual reversals. Deferred tax liabilities recognized for taxable temporary differences totaled $109,000 in 1996 and $98,800 in 1995. Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $443,800 in 1996 and $104,500 in 1995. In fiscal 1996, these were a loss for tax reporting that could not be carried back, and its estimated tax benefit of $329,100, which based upon management's projection of future profitability indicates that realization of the related deferred tax asset is more likely than not, has been recognized. The components of the deferred tax asset have been classified as non-current based on their characteristics and management's expectation as to the timing of their future realization.

NOTE 8 -- FRANCHISES PURCHASED

     During 1996 and 1995, the Company purchased five restaurant units in each year, from various franchisees. These transactions have been accounted for as purchases, with the purchase price allocated as follows:
                                           1996             1995

Furniture, fixtures and equipment       $148,382         $202,800
Leaseholds                               213,405          250,600

                                         $361,787         $453,400

     Consideration for the purchases consisted of the following:

                                           1996             1995

Cash                                    $1,825         $126,000
Debt forgiven                            9,962           66,000
Notes payable                          350,000          181,400
Common stock issued                                      80,000

                                     $361,787         $453,400


NOTE 9 -- COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is a party in certain legal actions relating to its termination of the agency agreements of three Regional Representatives on the grounds of non-performance and conduct detrimental to the Arthur Treacher's system. The Regional Representatives were under contract with the Company to provide various services to and on behalf of Arthur Treacher's for the franchisees, but were not franchise owners. The Regional Representatives have each filed separate claims against the Company, either as a counterclaim, complaint, or arbitration demand. The claims alleged include "a disagreement" between the parties, wrongful termination of the contracts, wrongful conversion of the territories and misrepresentation made by Company officials. The Company is vigorously defending against these allegations and believes them to be without merit. The claims estimated damages averaging $5,000,000, principally resulting from the assertions that the Regional Representatives lost future projected potential profits. Certain other legal claims are pending against the Company but, in the opinion of management, liabilities, if any, arising from such claims would not have a material effect upon the consolidated financial condition of the Company. The Company has entered into an agreement with the Company's former president and Chief Executive Officer to provide consulting services to the Company at a rate of $100,000 per year for two years, commencing June 1996.

NOTE 10 -- SUBSEQUENT EVENTS

     In September 1996, the Company modified its loan agreement with Bank One, Cleveland and deposited a portion of the proceeds received from the equity placement in the amount of $400,000 with the bank, as additional collateral to secure the repayment of the debt more fully-described in Note 3. During the ensuing period of July 1996 through September 1996, the Company purchased six restaurants from various franchisees for consideration of cash, forgiveness of debt, assumption of certain trade and notes payable and common stock. One such restaurant was purchased on August 26, 1996, from an executive of the Company for 22,000 restricted shares of common stock. This executive has no continuing interest in this restaurant and continues to perform his duties as a senior manager with the Company. Also, the Company franchised a previously owned corporate restaurant on July 12, 1996, located in South Carolina. As a result of the acquisition of six restaurants and the sale of one restaurant the Company operates at 29 locations as of September 20, 1996. From the period of June 1996 to September 1996, the Company received $377,976 from a private placement of its common shares (See Note 5).

To the Board of Directors
and Stockholders of
Arthur Treacher's, Inc. and subsidiaries

                                            Report of Independent Auditors


     We have audited the accompanying consolidated balance sheets of Arthur Treacher's, Inc and subsidiaries as of June 30, 1995, and 1994, and the related consolidated statements of operations, retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur Treacher's, Inc. as of June 30, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles. Lytkowski & Pease, Inc. July 31, 1996, except for Note 10 as to which the date is September 13, 1996 Lytkowski & Pease, Inc. Certified Public Accountants 8th Floor Annex, 1422 Euclid Avenue, Cleveland, Ohio 44115-1975 216-696-5394
                                                                F-29


                                                      ARTHUR TREACHER'S, INC.

                                                    CONSOLIDATED BALANCE SHEETS

                                                       JUNE 30, 1995 AND 1994

                                                               ASSETS

                                                                                       1995                  1994
CURRENT ASSETS
   Cash                                                                         $    26,085           $    27,924
   Deposits held in escrow                                                              100                23,798
   Accounts receivable, net of
    allowance for doubtful accounts
    of $66,000 in 1995 and $17,000
    in 1994                                                                         171,864               231,876
   Current portion of notes receivable                                                                      3,352
   Inventories                                                                       90,048                92,280
   Prepaid expenses                                                                 172,200               248,860

                                          TOTAL CURRENT ASSETS                      460,297               628,090

OTHER ASSETS
   Notes receivable from franchisees                                                                       27,474
   Deposits                                                                          26,635                30,184
   Deferred taxes                                                                     5,700
   Other                                                                                                   15,937

                                            TOTAL OTHER ASSETS                       32,335                73,595

PROPERTY AND EQUIPMENT, at cost
   Buildings                                                                        156,300               296,343
   Furniture, fixtures and equipment                                              1,043,777               908,799
   Leasehold improvements                                                         1,334,551             1,137,260
   Vehicles                                                                          43,221                43,221

                                  TOTAL PROPERTY AND EQUIPMENT                    2,577,849             2,385,623

   Less - accumulated depreciation                                                1,195,999             1,244,299

                                    NET PROPERTY AND EQUIPMENT                    1,381,850             1,141,324

                                 $1,874,482            $1,843,009


                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)



                                                                                       1995                  1994

CURRENT LIABILITIES
   Bank overdraft                                                               $    45,336        $
   Accounts payable                                                                 609,536               478,802
   Accrued expenses and taxes withheld                                              258,030               501,070
   Current maturities of debt and
    capital leases                                                                  300,917               176,234

                                     TOTAL CURRENT LIABILITIES                    1,213,819             1,156,106

LONG-TERM DEBT, net of current portion                                              970,839               414,183

CAPITAL LEASE OBLIGATIONS, net of current
 portion                                                                                                   50,779

DEFERRED FEDERAL INCOME TAX                                                                                77,900

OTHER LONG-TERM OBLIGATIONS                                                                                62,443

DEFERRED ROYALTY AND FRANCHISE FEES                                                                        64,665  146,441

STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock                                                                  577,800               577,800
   Common stock                                                                      80,762                79,162
   Paid-in-capital                                                                2,183,748             2,105,348
   Retained earnings (deficit)                                                   (3,217,151)           (2,827,153)

                                    TOTAL STOCKHOLDERS' EQUITY
                  (DEFICIT)                                                        (374,841)              (64,843)





                                          $1,874,482            $1,843,009

See notes to consolidated financial statements



                                                      ARTHUR TREACHER'S, INC.

                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 YEARS ENDED JUNE 30, 1995 AND 1994


                                                                                       1995                  1994
REVENUE
   Company-owned restaurant sales                                                $5,625,587            $5,638,133
   Franchise and royalty income                                                   1,529,318             1,980,760
   Initial franchise fees                                                            63,550             1,068,500

                                                          TOTAL REVENUE           7,218,455             8,687,393

COSTS AND EXPENSES
   Company-owned restaurants -
    Cost of sales, including occupancy,
    except depreciation                                                           3,334,350             3,260,573
   Operating expenses                                                             2,381,255             2,498,566
   Franchise service and selling expenses                                         1,060,986             1,795,884
   General and administrative                                                       803,713               837,061
   Corporate relocation costs                                                                              66,840

                                               TOTAL COSTS AND EXPENSES           7,580,304             8,458,924

                                          (LOSS) INCOME FROM OPERATIONS            (361,849)              228,469

OTHER INCOME (EXPENSE)
   Interest expense                                                                (101,818)              (91,661)
   Other - net                                                                       99,097               113,582

                                           TOTAL OTHER (EXPENSE) INCOME              (2,721)               21,921

(LOSS) INCOME BEFORE DEPRECIATION,
 AMORTIZATION AND INCOME TAXES                                                     (364,570)              250,390

DEPRECIATION AND AMORTIZATION                                                       172,028               192,649

                                      (LOSS) INCOME BEFORE INCOME TAXES            (536,598)               57,741




INCOME (TAXES) BENEFIT
   Current                                                                           63,000               (63,000)
   Deferred                                                                          83,600                33,600

                                           TOTAL INCOME (TAXES) BENEFIT             146,600               (29,400)

                                                      NET (LOSS) INCOME          $ (389,998)          $    28,341

NET LOSS PER COMMON SHARE                                                      $       (.05)       $        -

AVERAGE SHARES OUTSTANDING                                                        7,943,746             7,582,824

                        See notes to consolidated financial statements.



                                                      ARTHUR TREACHER'S, INC.

                                       CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                             FOR THE YEARS ENDED JUNE 30, 1995 AND 1994






                                                      Preferred Stock           Common Stock      Paid-in             Retained
                                                   Shares        Amount Shares  Amount    Capital  (Deficit)
   Total

BALANCE -- JUNE 30, 1993                      585,800        $585,800          5,916,157        $59,162         $1,125,348
                                          $(2,855,494)    $(1,085,184)

  Issuance of common
   stock                                                                       2,000,000         20,000            980,000
                                                            1,000,000

  Retirement of
   preferred stock                             (8,000)         (8,000)
                                                               (8,000)

  Net income
                                               28,341          28,341

BALANCE -- JUNE 30, 1994                      577,800         577,800          7,916,157         79,162          2,105,348
                                           (2,827,153)        (64,843)

  Issuance of common
   stock                                                                         160,000          1,600             78,400
                                                               80,000

  Net loss
                                             (389,998)       (389,998)

BALANCE -- JUNE 30, 1995                      577,800        $577,800          8,076,157        $80,762         $2,183,748
                                          $(3,217,151)   $   (374,841)





                        See notes to consolidated financial statements.



                                                      ARTHUR TREACHER'S, INC.

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEARS ENDED JUNE 30, 1995 AND 1994

                                                                                       1995                  1994
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) income                                                             $ (389,998)           $   28,341
   Adjustments to reconcile net (loss) income to net
    cash provided by operating activities:
      Depreciation and amortization                                                 172,028               195,949
      Gain on sale of property and equipment                                        (38,906)             (131,794)
      Provision for doubtful accounts                                                45,500                95,800
      Changes in operating assets and liabilities:
        Deposits held in escrow                                                      23,698                30,008
        Accounts receivable                                                          14,612               (74,560)
        Notes receivable                                                             30,826                29,560
        Other assets                                                                 19,486               (42,507)
        Prepaid expenses                                                             76,660               409,624
        Inventories                                                                   2,232               (22,976)
        Accounts payable                                                            176,070                99,146
        Accrued expenses and other liabilities                                     (369,321)           (1,330,047)
        Deferred federal income tax                                                 (83,600)              (33,600)

                                             TOTAL ADJUSTMENTS                       69,285              (775,397)

                                    NET CASH USED IN OPERATING
                      ACTIVITIES                                                   (320,713)             (747,056)

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of property                                               120,000               225,000
   Purchase of property and equipment                                              (494,167)             (449,200)

                                    NET CASH USED IN INVESTING
                         ACTIVITIES                                                (374,167)             (224,200)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                                                          80,000             1,000,000
   Proceeds from long-term debt                                                   1,104,886               169,790
   Principal payments on long-term debt                                            (430,248)             (276,262)
   Repayment of capital lease obligations                                           (61,597)               (7,778)

                                NET CASH PROVIDED BY FINANCING
               ACTIVITIES                                                           693,041               885,750

                                            NET CHANGE IN CASH                       (1,839)              (85,506)


Cash at beginning of year                                                            27,924               113,430

                                           CASH AT END OF YEAR                  $    26,085            $   27,924





                                   See notes to consolidated financial statements.


     ARTHUR TREACHER'S, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 1995 AND 1994 NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Description of the business: Arthur Treacher's, Inc. (the "Company") operates twenty-six Arthur Treacher's Fish & Chips restaurants, of which twenty-three are owned by the Company, in Ohio, Florida, Michigan, South Carolina and New York. The Company is also a franchisor of 122 Arthur Treacher's Fish & Chips restaurants located throughout the United States and Canada. Sales (unaudited) of Arthur Treacher's Fish & Chips products through company-owned and franchised restaurants totaled $44 million and $42 million for the years ended June 30, 1995 and 1994, respectively. During the year ended June 30, 1995, 12 locations were opened and 25 locations were closed or terminated. Additionally, 5 franchises were repurchased by the Company and 1 corporate-owned restaurant was sold to a franchisee. The Company sells Area Development Agreements and individual franchises. An Area Development Agreement provides a representative with the right to act as exclusive agent for the marketing and supervision of individual franchises for and on behalf of the Company, and to locate and recruit potential franchisees to own and operate Arthur Treacher's franchises within a specific development territory. The Company provides the Area Development representative a general program orientation, training and advisory assistance. An individual franchise permits operation of a franchised Arthur Treacher's Fish & Chips restaurant unit. When an individual franchise is sold, the Company assists the franchisee in site selection, training personnel, implementation of an accounting and store management system, and various other services. During the year ended June 30, 1995 no Area Development Agreements were sold. During the year ended June 30, 1994 two Area Development Agreements were sold. Arthur Treacher's Management Company, a wholly-owned subsidiary, provides payroll and employee benefit services to certain members of the franchise network. Arthur Treacher's Advertising Co., a wholly-owned subsidiary, provides certain advertising services to the franchisees. Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Property and equipment:
Property and equipment is stated at cost, except for capitalized leases which are recorded at the lesser of fair value or the discounted present value of the minimum lease payments.

     Maintenance and repairs are charged to expense while expenditures for renewals which prolong the lives of the assets are capitalized. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the various assets. Capital leases and leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. The depreciation and amortization periods range from one to sixteen years for buildings and leasehold improvements. Equipment and vehicles are depreciated over ten years and five years respectively. Depreciation expense totaled $172,000 and $195,000 for the years ended June 30, 1995 and 1994, respectively. Inventories: Inventories, which consist primarily of food located at the company-owned stores, are stated at the lower of cost (first-in, first-out method) or market. Franchise fees and royalty income: The Company recognizes initial franchise fees from the sale of Area Development Agreements and individual franchises as income when it has substantially performed its obligations relating to such fees. For Area Development Agreement sales, this occurs when substantially all training and orientation has been provided and, for individual franchises, at the commencement of operations by the franchisee. Amounts received prior to this time ($0 and $146,441 at June 30, 1995 and 1994, respectively) are recorded as deferred franchise fees until such services have been substantially performed. Direct costs relating to franchise sales ($0 and $93,370 at June 30, 1995 and 1994, respectively) for which revenue has not yet been recognized are deferred as prepaid expenses until the related revenue is recognized. Initial franchise fees related to the sale of Area Development Agreements totaled $0 and $101,500 for the years ending June 30, 1995 and 1994, respectively. Individual franchise sales totaled $63,000 and $967,000 for the years ended June 30, 1995 and 1994, respectively. Generally, royalties are based on franchisee restaurant sales and are accrued as revenue during the period in which the related franchisee restaurant sales occur. Reacquired franchises:
Costs associated with reacquiring a franchise location are recorded as equipment inventory to the extent that the total does not exceed the fair market value of the assets acquired. If the Company's intention is to resell the reacquired franchise, the franchise is carried at the lower of cost to the Company or estimated net realizable value. If the Company's intention is to retain and operate the franchise, costs pertaining to purchased rights are amortized over the respective terms of the related agreements. Costs associated with the reacquisition of franchise rights where the unit will be closed are charged to operations. Net loss per common share: The computation of loss per common share is based on average shares outstanding during the year. Reclassifications:
Certain 1994 amounts have been reclassified to conform to 1995 reporting classifications.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- INVESTMENTS IN LIMITED PARTNERSHIPS

     At June 30, 1993, the Company was the general partner in two limited partnerships formed to acquire and operate Arthur Treacher's Fish & Chips restaurant franchises. The Company's capital contribution to the partnerships consisted of certain franchise rights. The investments were accounted for on the cost basis. During 1994 the Company bought out the limited partners of the two limited partnerships. One store is now operated by the Company and the other was resold to a third party.

NOTE 3 -- ACCRUED EXPENSES AND TAXES WITHHELD

     Accrued expenses and taxes withheld consist of the following at June 30, 1995 and 1994:

                                        1995                  1994

                  Sales tax payable                                         $  20,451              $ 16,983
                  Taxes other than income                                     103,976                51,076
                  Income taxes                                                                       63,000
                  Wages and salaries                                                                 21,163
                  Utilities                                                     7,026                 7,027
                  Other                                                        (3,423)               40,025
                  Past due tax liabilities                                    130,000               301,796

                                                                             $258,030              $501,070


     Because of significant operating losses and cash flow deficits incurred in prior years, the Company remains delinquent on certain tax liabilities for periods from 1986 through February 1988. The delinquency includes substantial penalties and interest. In October 1994, the Company settled with one government agency for approximately $120,000 and is presently renegotiating with other key tax authorities in an effort to settle the remaining outstanding obligations and abate penalties and interest. All current taxes have been paid on a timely basis since March 1988.
     In August 1992, the Internal Revenue Service accepted the Company's Offer In Compromise relating to all past due federal tax liabilities. Under the terms of the agreement, the Company has agreed to pay $275,000, $135,000 of which was paid in 1992 with the balance of $140,000 being paid in monthly installments of $4,620, (including interest at 8%) which began in October 1992. Payments to be made under the agreement during fiscal 1995 are included in past due liabilities at June 30, 1994, with the balance ($62,443) classified as other long-term obligations. In July 1994 the Company paid off the obligation with borrowings from the Company's line of credit.
                                                                F-39

     As a part of the Offer In Compromise, the Company also executed a Collateral Agreement with the Internal Revenue Service providing for potential additional future payments at certain net taxable income levels through 1998 and waivers of operating loss carryforwards. The total of such potential additional payments shall not exceed amounts waived, plus interest, under the Offer In Compromise. Additionally, in March 1988, the Internal Revenue Service filed tax liens against substantially all of the Company's assets. Upon payment of the outstanding balance under the Offer In Compromise in July 1994 these liens were released.
NOTE 4 -- LONG-TERM DEBT

     Long-term debt, excluding capital lease obligations, consists of the following at June 30, 1995 and 1994:

                                                                          1995              1994

                  Society National Bank                          $                      $ 82,857
                  Monarch/Sky Brothers, Inc.                                             198,808
                  Metropolitan Savings Bank                             54,222            59,591
                  Bank One, Cleveland                                  750,000
                  GMAC                                                  19,909            29,143
                  Franchise acquisitions                               447,625           211,078

                                                                     1,271,756           581,477

                  Less - current maturities                            300,917           167,294

              TOTAL LONG-TERM DEBT               $  970,839       $414,183


     Note payable - Society National Bank: The note payable to Society National Bank represents the amendment and restatement of two term notes with the bank. The note, amended in July 1992, required monthly principal and interest payments of $3,458 with a balloon payment of the remaining outstanding balance in July 1993, with interest at the bank's prime rate (9% at June 30, 1995) plus 1%. In September 1993, the Bank extended the note until August 1, 1994 on the same terms and conditions as the existing loan. The loan was repaid in full in July 1994 with the proceeds from the note payable - Bank One, more fully discussed below.
     Note payable - Monarch/Sky Brothers, Inc.: The note payable to Monarch/Sky Brothers, Inc. (the Company's principal supplier of food products) represents a $338,808 term note executed September 1991. Interest was payable at the prime interest rate plus 1%. A principal payment of $50,000 was made in February 1994, with the remaining balance paid off in July 1994 with the proceeds from the note payable - Bank One, more fully discussed below.
     Note payable - Metropolitan Savings Bank: The note payable to Metropolitan Savings Bank was executed in December 1993 in the amount of $63,000, with interest at the bank's prime rate (9% at June 30, 1995) plus 2%. The note requires 60 monthly principal payments of $1,050 plus interest. The loan is secured by and was used to repurchase a store from a franchisee.

     Notes payable - Bank One, Cleveland: In July 1994, the Company entered into a $750,000 line of credit agreement with Bank One, Cleveland. Borrowings under the line of credit bear interest at the bank's prime rate (9% at June 30, 1995) plus 2%, and 1/2% on the unused portion of the line. Interest only payments commenced October 31, 1994, and quarterly thereafter. The line of credit matures on December 1, 1996. Borrowings under the line are secured by accounts receivable, inventories, the unconditional and absolute guarantee of the Company's chief executive officer and certain shareholders. The loan contains certain restrictive covenants including restrictions on dividends, capital expenditures and requirements for the Company to maintain certain financial ratios. Borrowings under the line of credit in July 1994 were used principally to repay indebtedness on existing corporate obligations, including amounts due the Internal Revenue Service for past due tax liabilities.
     Notes payable - GMAC: The notes payable to GMAC represent various loans for the purchase of vehicles. The notes bear interest at rates ranging from 9.5% to 12.7% per annum, and are payable in 36 monthly installments through July 1998. The notes are secured by the vehicles purchased.
     Notes payable - franchise acquisitions: The Company has entered into financing arrangements with various franchisees for the repurchase of certain franchise operations and equipment. The various borrowings require total monthly payments of approximately $24,088 and bear interest at rates ranging from 7.5% to 11.5%. The notes mature at various dates through October 2000.

     The aggregate maturities of outstanding long-term debt are as follows:

                                Year Ending June 30,

                                    1996                             $   300,917
                                    1997                                 250,185
                                    1998                                 214,261
                                    1999                                 175,406
                                    2000                                 177,158
                                    Thereafter                           153,829

                                                                      $1,271,756


     Total interest paid on all outstanding obligations for the years ended June 30, 1995 and 1994 totaled $80,700 and $91,700, respectively.


NOTE 5 -- LEASES

     The Company is obligated under both capital and long-term operating lease arrangements for its restaurants, certain leasehold improvements and automobiles, with remaining terms ranging from 1 to 16 years. In addition, many of the leases contain renewal options for periods of five to ten years and, in some instances, purchase options.

     Most of the leases are net leases under which the Company pays the taxes, insurance, utilities, and maintenance costs. Certain leases provide for additional annual rents based upon total gross revenues and increases in the Consumer Price Index.
     Rent expense for all operating leases, net of sublease income of $15,500 and $30,000 in 1995 and 1994, respectively, including leases with terms of less than one year, amounted to $671,000 and $470,000 for the years ended June 30, 1995 and 1994, respectively.
     During 1995 there was no property and equipment under capitalized leases. Property and equipment included the following amounts for leases that had been capitalized at June 30, 1994:
                                                               1994

                  Buildings                                                  $296,343
                  Furniture, fixtures and equipment                            19,223
                                                                              315,566
                  Less - allowance for amortization                           215,848

                                                                             $ 99,718


     Amortization of leased assets is included in depreciation and amortization expense.

     Future minimum lease payments under operating leases having remaining noncancellable lease terms in excess of one year are as follows:


                      Year Ending June 30,                                Amount

              1996                                                      $  740,000
              1997                                                         749,000
              1998                                                         734,000
              1999                                                         730,000
              2000                                                         678,000
              Thereafter                                                 1,818,000

              Total minimum lease payments                              $5,449,000


     In addition to the lease obligations described above, the Company also conditionally guarantees the payment of certain lease obligations of franchisees in the event the franchisee does not pay. At June 30, 1995, franchisee lease payments conditionally guaranteed by the Company total $2,872,000. In the event the franchisee defaults, the Company retains the right to take back the franchise unit and resell it, or operate the unit as a company restaurant. Accordingly, the Company does not anticipate any losses related to these guarantees.

NOTE 6 -- STOCKHOLDERS' EQUITY (DEFICIT)

     The following is a summary of stockholders' equity (deficit) at June 30, 1995 and 1994:

                                                                                       1995                  1994
         Series B non-voting preferred
          stock, par value $1.00 per share,
          1,000,000 shares authorized; issued
          and outstanding:  577,800 shares                              $  577,800             $   577,800

         Common stock, par value $0.01 per
          share, 10,000,000 shares authorized;
          issued and outstanding:  1995:  8,076,157
          shares, 1994: 7,916,157 shares                                    80,762                  79,162

         Paid-in-capital                                                 2,183,748               2,105,348

         Retained (deficit)                                             (3,217,151)             (2,827,153)

                                           $ (374,841)            $   (64,843)

     The Series B non-voting preferred stock entitles the holders to cumulative dividends at an annual rate of 10%. Common stock dividends may not be paid unless provision has been made for payment of preferred dividends. At June 30, 1995, approximately $400,000 of preferred stock dividends were accrued and unpaid. The preferred stock is callable at the option of the Company at par plus accrued and unpaid dividends and is convertible, at any time, at the option of the preferred stockholder, into common stock at various conversion rates depending on the length of time the stock has been held. Any common shares issued pursuant to conversion must be registered under federal security laws within nine months of the exercise date. In September 1993, 8,000 shares of preferred stock were repurchased at par value.

     In August 1993, the Company sold 2,000,000 shares of its authorized but unissued common stock in a private placement to an investment group. Proceeds received from the offering totaled $1,000,000. The proceeds of the equity placement were used to repay certain corporate obligations, including a portion of the past due tax liabilities discussed in Note 3, with the balance of the proceeds used for restaurant expansion and general corporate purposes. The Company also issued warrants to purchase 400,000 shares of the Company's common stock to the same investor group. The warrants were exercisable at the holder's option through August 1995. The exercise price was $.50 per share through August 1994 and is $.60 per share thereafter. No warrants were exercised and have expired.

     In April 1995, in connection with the repurchase of two restaurants, the Company issued 160,000 shares of its authorized common stock to the seller.

NOTE 7 -- INCOME TAXES

     In  connection  with the  Company's  Offer  In  Compromise  and  Collateral
Agreement with the Internal Revenue Service in August 1992 (see Note 3), the Company agreed to waive future utilization of substantially all net operating loss carryforwards generated from losses sustained prior to June 30, 1992. At June 30, 1992 net operating loss carryforwards available totaled approximately $3,000,000 and expire at various times through the year 2005 with the waiver of such net operating loss carryforwards limited to the sums waived, by the Internal Revenue Service under the Offer In Compromise, plus interest. Income taxes have been provided on 1994 book income, however, management believes certain net operating loss carryforwards generated prior to June 30, 1992, may ultimately become available for utilization, subject to certain restrictions and limitations. The amount of net operating loss carryforwards which may become available cannot be determined at this time, accordingly, any future benefit from the use of the Company's potential net operating loss carryforward has not been recognized in the accompanying financial statements.
     The provision for federal income taxes is based on pre-tax income adjusted for timing differences in the recognition of income and expenses for financial and tax reporting purposes. Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Accordingly, deferred income taxes principally represent deferrals related to depreciation charges and the recognition of franchise, royalty income and certain tax accrual reversals.
     At June 30, 1995 and 1994, deferred tax assets are $104,500 and $24,100, respectively, and the deferred tax liabilities are $98,800 and $102,000, respectively.

NOTE 8 -- FRANCHISES PURCHASED

     During 1995 and 1994, the Company purchased five and seven restaurant units, respectively, from various franchisees. These transactions have been accounted for as purchases, with the purchase price allocated as follows: 1995 1994



                  Furniture, fixtures and equipment     $202,800       $186,400
                  Leaseholds                             250,600       187,400

                                                    $453,400         $373,800

     Consideration for the purchases consisted of the following:

                                                      1995             1994

                  Cash                               $126,000         $ 71,400
                  Debt forgiven                        66,000           83,100
                  Notes payable                        181,400          169,800
                  Area development rights assigned                     49,500
                  Common stock issued                   80,000

                                                    $453,400         $373,800
                                                                F-44

     The Company is presently operating all the units except one, which was resold to a franchisee in fiscal 1994.


NOTE 9 -- CONTINGENT LIABILITIES

     The Company is a party in certain legal actions relating to its termination of the agency agreements of three Regional Representatives on the grounds of non-performance and conduct detrimental to the Arthur Treacher's system. The Regional Representatives were under contract with the Company to provide various services to and on behalf of Arthur Treacher's for the franchisees, but were not franchise owners.
     The Regional Representatives have each filed separate claims against the Company, either as a counterclaim, complaint, or arbitration demand. The claims alleged include "a disagreement" between the parties, wrongful termination of the contracts, wrongful conversion of the territories and misrepresentation made by Company officials. The Company is vigorously defending against these allegations and believes them to be without merit. The claims allege estimated damages averaging $5,000,000, principally resulting from the assertions that the Regional Representatives lost future projected potential profits.
     Certain other legal claims are pending against the Company but, in the opinion of management, liabilities, if any, arising from such claims would not have a material effect upon the consolidated financial condition of the Company.

NOTE 10 - SUBSEQUENT EVENTS

     In June 1996, the Company's shareholders authorized an increase in the Company's authorized common stock to 25,000,000 (from 10,000,000) shares and preferred stock to 2,000,000 (from 1,000,000) shares.
     During the period May through September 1996, the Company completed the sale of 3,042,463 shares of its authorized but unissued common stock in a private placement to an investment group at prices ranging from $.60 to $.64 per share. Proceeds received by the Company from the offering totaled $1,623,700, net of placement fees of $77,700 and expenses of $217,900. The proceeds were used to repay certain corporate obligations, repurchase certain franchisee restaurants, test market new product developments, and provide additional working capital for the Company. Additionally, the Company's majority shareholder, CEO and president resigned and sold 2,000,000 shares of his common stock to an investment group for $1,200,000 and other consideration. The Company has subsequently elected a new president and CEO. The Company has also entered into an agreement with the former president and CEO to provide consulting services to the Company at the rate of $100,000 per year for two years commencing June 1996.
     In connection with the above private placement, certain individuals subsequently elected to the Company's Board of Directors acted as placement agents. The individuals were paid a fee of $77,700 from the proceeds of the offering for such services and were reimbursed $217,900 for the reimbursement of expenses incurred in connection with the offering. Subsequent to the offering, the Company issued an aggregate of 1,335,000 warrants to certain individuals of the investment group

     (including the new Board of Directors members) as additional compensation for services provided in connection with the offering and in consideration for them providing personal guarantees of the Company's existing indebtedness to Bank One in the amount of $750,000. Each warrant is exercisable to purchase one share of the

     Company's common stock at an exercise price of 110% of the closing bid price of a share of common stock of the Company as quoted on the NASDAQ Bulletin Board on the day of such grant. In September 1996, the Company deposited a portion of the proceeds received from the equity placement in the amount of $400,000 with Bank One, Cleveland, the Company's principal bank lender, as additional collateral to secure the repayment of the debt more fully-described in Note 4.

To the Board of Directors and Stockholders of M.I.E. Hospitality, Inc.

                                              Report of Independent Auditors

     We have audited the accompanying balance sheet of M.I.E. Hospitality, Inc. (A wholly-owned subsidiary of Arthur Treacher's Inc. effective as of November 27, 1996) as of December 29, 1996, and the related statements of operations, stockholder's equity and cash flows for the period January 1, 1996 through December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.I.E. Hospitality Inc. as of December 29, 1996 and the results of its operations and its cash flows for the period January 1, 1996 through December 29, 1996 in conformity with generally accepted accounting principles. As more fully discussed in Notes 1 and 6, on November 27, 1996 the stockholders of M.I.E. Hospitality, Inc. sold their stock to Arthur Treacher's, Inc. and the Company became a wholly-owned subsidiary of Arthur Treacher's, Inc. At that time, the Company became ineligible to operate as an S Corporation and, accordingly, its S Corporation status was terminated as of that date. /s/ LYTKOWSKI & PEASE, INC. LYTKOWSKI & PEASE, INC. March 7, 1997 Lytkowski & Pease, Inc. Certified Public Accountants 8th floor Annex, 1422 Euclid Avenue, Cleveland, Ohio 44115-1975, 216 696-5394


                                                      M.I.E. HOSPITALITY, INC.

                                                           BALANCE SHEET

                                                         DECEMBER 29, 1996


                                                               ASSETS




CURRENT ASSETS
   Cash and short-term investments                                                            $1,003,603
   Accounts receivable - related party                                                            91,574
   Inventories                                                                                   136,907
   Prepaid expenses                                                                               37,525
   Note receivable - current                                                                       6,195

                                                          TOTAL CURRENT ASSETS                 1,275,804

OTHER ASSETS
   Franchise and organizational fees, net of
    accumulated amortization of $105,000                                                          56,294
   Deposits                                                                                       51,563
   Note receivable, net of current portion                                                         7,794
   Other                                                                                          61,514

                                                            TOTAL OTHER ASSETS                   177,165

PROPERTY AND EQUIPMENT, at cost
   Land                                                                                          135,252
   Buildings                                                                                     117,349
   Furniture, fixtures, equipment and improvements                                             6,498,992

                                                  TOTAL PROPERTY AND EQUIPMENT                 6,751,593

   Less - accumulated depreciation                                                             3,503,803

                                                    NET PROPERTY AND EQUIPMENT                 3,247,790

                                                                                              $4,700,759



                                        LIABILITIES AND STOCKHOLDER'S EQUITY




CURRENT LIABILITIES
   Accounts payable                                                                           $  109,037
   Accrued expenses and taxes withheld                                                           338,857
   Income taxes due to parent                                                                    118,172

                                                     TOTAL CURRENT LIABILITIES                   566,066

LONG-TERM DEBT - RELATED PARTY                                                                 1,139,563

DEFERRED TAXES                                                                                   723,999

STOCKHOLDER'S EQUITY
   Common stock, voting                                                                                1
   Common stock, non-voting                                                                        8,212
   Paid-in-capital                                                                               670,752
   Retained earnings                                                                           1,750,132
   Treasury stock, at cost                                                                      (157,966)

                                                    TOTAL STOCKHOLDER'S EQUITY                 2,271,131





                                                                                              $4,700,759





                                         See notes to financial statements.



                                                      M.I.E. HOSPITALITY, INC.

                                                      STATEMENT OF OPERATIONS

                                      FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996




REVENUE
   Restaurant sales                                                                          $14,399,959

COSTS AND EXPENSES
   Cost of sales                                                                              12,225,180
   General and administrative                                                                  1,529,105

                                                      TOTAL COSTS AND EXPENSES                13,754,285

                                                        INCOME FROM OPERATIONS                   645,674

OTHER INCOME (EXPENSE)
   Interest expense                                                                             (205,470)
   Loss on store closings                                                                       (162,686)
   Gain on sale of investments                                                                   370,000

                                                            TOTAL OTHER INCOME                     1,844

                                      INCOME BEFORE DEPRECIATION, AMORTIZATION
                 AND INCOME TAXES                                                                647,518

DEPRECIATION AND AMORTIZATION                                                                    638,096

                                                    INCOME BEFORE INCOME TAXES                     9,422

INCOME TAX EXPENSE
   Current                                                                                       118,172
   Deferred                                                                                      723,999

                                                            TOTAL INCOME TAXES                   842,171
                                                                      NET LOSS              $   (832,749)

NET LOSS PER COMMON SHARE                                                                     $       (1.07)

AVERAGE SHARES OUTSTANDING                                                                       780,164


                                        See notes to financial statements.


                                                      M.I.E. HOSPITALITY, INC.

                                                 STATEMENT OF STOCKHOLDER'S EQUITY

                                      FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996



                                                               Common Stock            Common Stock
                                           Voting Non-Voting   Paid-in   RetainedTreasury Stock
                                       SharesAmount  Shares Amount Capital  Earnings   Shares         Amount
Total

BALANCE -- JANUARY 1, 1996                         11.65   $1           821,214.26 $8,212       $52,315      $ 2,582,881     41,062
                                            $(157,966)              $ 2,485,443

  Capital Contribution                                                                          618,437
                                                      618,437

  Net loss                                                                                                      (832,749)
                                                          (832,749)

BALANCE -- DECEMBER 29, 1996                       11.65   $1           821,214.26 $8,212      $670,752      $ 1,750,132     41,062
                                            $(157,966)              $ 2,271,131










                                                               See notes to
financial statements.


                                                      M.I.E. HOSPITALITY, INC.

                                                      STATEMENT OF CASH FLOWS

                                      FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996

CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                                  $  (832,749)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                                                              638,096
      Loss on sale of property and equipment                                                     162,686
      Gain on sale of investments                                                               (370,000)
      Deferred federal income tax expense                                                        723,999
      Changes in operating assets and liabilities:
        Accounts receivable                                                                      (90,699)
        Notes receivable                                                                           5,727
        Prepaid expenses and other assets                                                         27,469
        Inventories                                                                               20,880
        Accounts payable                                                                        (222,365)
        Accrued expenses and other liabilities                                                   109,347
        Income taxes due to parent                                                               118,172

                                                             TOTAL ADJUSTMENTS                 1,123,312

                                                NET CASH PROVIDED BY OPERATING
                                ACTIVITIES                                                       290,563

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of property and equipment                                               35,091
   Purchase of property and equipment                                                           (186,961)

                                         NET CASH USED IN INVESTING ACTIVITIES                  (151,870)

CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contribution                                                                          618,437
   Borrowings on note payable                                                                    238,000
   Principal payments on long-term debt                                                         (743,437)

                                     NET CASH PROVIDED BY FINANCING ACTIVITIES                   113,000

                                             NET CHANGE IN CASH AND SHORT-TERM
                              INVESTMENTS                                                        251,693

Cash at beginning of period                                                                      751,910

                                            CASH AND SHORT-TERM INVESTMENTS AT
                            END OF PERIOD                                                     $1,003,603

                                         See notes to financial statements.

                                                      M.I.E. HOSPITALITY, INC.

                                                   NOTES TO FINANCIAL STATEMENTS

                                                         DECEMBER 29, 1996



NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of the business: M.I.E. Hospitality, Inc. (the "Company") owns and operates thirty-two Arthur Treacher's Fish & Chips restaurants in Pennsylvania, New York, Delaware and New Jersey. Prior to November 27, 1996, the Company was owned by certain individual stockholders. On November 27, 1996, the stockholders sold their stock in the Company to Arthur Treacher's, Inc. ("Arthur Treacher's") at which time the Company became a wholly-owned subsidiary of Arthur Treacher's. Because Arthur Treacher's is not an eligible S Corporation stockholder under Internal Revenue Service regulations, the Company's S election was terminated at date of the acquisition. Property and equipment: Property and equipment is stated at cost. Maintenance and repairs are charged to expense while expenditures for renewals which prolong the lives of the assets are capitalized. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the various assets. Leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. Depreciation and amortization periods range from 7-10 years for leasehold improvements and 3-10 years for equipment. Depreciation and amortization expense totaled $638,096 for the period January 1, 1996 through December 29, 1996. Cash and cash equivalents: Cash and cash equivalents include cash and short-term investments with original maturities of three months or less and consistent of checking accounts and a repurchase agreement with a local commercial bank as described below. At December 29, 1996, the Company had cash balances on deposit with a commercial bank which exceeded the federally-insured deposit limit by approximately $6,000. At December 29, 1996, cash and short-term investments include an overnight repurchase agreement with a commercial bank in the amount of $401,000. The agreement is collateralized by FNMA securities held by the bank with a fair market value of $401,000. Inventories: Inventories, which consist primarily of food located in the restaurants, are stated at the lower of cost (first-in, first-out method) or market. Other assets: Other assets consists of $61,514 of restaurant equipment purchased but not yet placed in service.

     Income taxes: Effective November 27, 1996, the Company's S election was terminated and it became a taxable corporation. As an S Corporation its earnings and losses were included in the personal tax returns of the stockholders, and the Company did not record an income tax provision. Effective with the change, income taxes have been provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Net loss per common share: The computation of loss per common share is based on average shares outstanding during the period January 1, 1996 through December 29, 1996. Franchise and organizational fees: Franchise and organizational fees represent the cost of the rights to own and operate the Arthur Treacher's Fish & Chips restaurants. These costs are being amortized using the straight-line method over 20 years. Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. NOTE 2 -- RELATED PARTY RECEIVABLE Accounts receivable - related party at December 29, 1996 consists of amounts due from Magee Industrial Enterprises, Inc. ("Magee"), an entity owned by the former stockholders of the Company. NOTE 3 -- LONG-TERM DEBT Long-term debt represents a note payable to Magee, a company owned by the former stockholders of the Company, in the amount of $1,139,563. The note is payable in ten equal semi-annual installments with the first payment due in June 1998. The note bears interest at a fixed rate of 8% which is payable in June and December of each year. The note contains certain provisions requiring an acceleration of the repayment in the event the Company, or the new stockholder, obtains certain additional debt or equity financing, or the assets of the Company are sold.

              Current maturities of the debt are as follows:


                                     Year Ending December 31,           Amount

                                              1998                       $   227,913
                                              1999                           227,913
                                              2000                           227,913
                                              2001                           227,913
                                             Thereafter                      227,911

                                 Total long-term debt                     $1,139,563


     Interest paid for the period January 1, 1996 through December 29, 1996 totaled $197,900.

     Based on current borrowing rates, the fair value of the above note payable approximates its carrying amount.


NOTE 4 -- LEASES

     The Company is obligated under long-term operating lease arrangements for its restaurants, and certain leasehold improvements, with remaining terms ranging from 1 to 16 years. In addition, many of the leases contain renewal options for periods of 5-20 years. Most of the leases are net leases under which the Company pays the taxes, insurance, utilities, and maintenance costs. Certain leases provide for additional annual rent based upon total gross revenues and increases in the Consumer Price Index. Rent expense for all operating leases, including leases with terms of less than one year, amounted to $2,435,000 for the period January 1, 1996 through December 29, 1996. Future minimum lease payments under operating leases having remaining noncancellable lease terms in excess of one year are as follows:

                                    Year Ending December 31,                 Amount

                                              1997                             $1,270,600
                                              1998                              1,240,200
                                              1999                              1,210,600
                                              2000                              1,220,200
                                              2001                              1,073,000
                                            Thereafter                          2,104,400

                            Total minimum lease payments                       $8,119,000



NOTE 5 -- GAIN ON SALE OF INVESTMENTS


     In connection with the sale of the Company's common stock by the stockholders to Arthur Treacher's, the Company sold Arthur Treacher's non-voting preferred stock it owned to Magee. The preferred stock, which was being carried at its cost of $490,000, was sold to Magee at management's estimate of its fair market value at that time of $860,000. The gain of $370,000 is reflected as other income in the accompanying financial statements. Proceeds due from the sale were used to repay existing related party debt.

NOTE 6 -- STOCKHOLDER'S EQUITY

     The following is a summary of stockholder's equity at December 29, 1996:

         Voting common stock, par value $0.01 per
          share, authorized 12 shares; issued and
          outstanding 11.65 shares                                   $           1

         Non-voting common stock, par value $0.01
          per share, authorized 850,000 shares;
          issued:  821,214.26 shares; outstanding:
          780,152.26 shares, net of 41,062
          shares held in treasury                                            8,212

         Paid-in-capital                                                   670,752

         Retained earnings                                               1,750,132

         Treasury stock, at cost                                          (157,966)

                                                             $2,271,131

NOTE 7 -- INCOME TAXES

     Prior to November 27, 1996, the Company was an S Corporation. Upon its acquisition by Arthur Treacher's, which is not an eligible S CORPORATION stockholder, the Company's S CORPORATION status was terminated and it became a taxable corporation. At that time, the Company recognized a net deferred tax liability of approximately $723,000 with a corresponding charge to deferred tax expense in the statement of operations. Deferred income taxes result principally from the difference between financial and tax accounting methods for depreciation. The Company's taxable income for the period from acquisition through December 29, 1996 will be included in the consolidated tax return filed by Arthur Treacher's. Income tax expense of $120,000 has been computed based upon income recognized for financial reporting purposes based upon the taxes the Company would be required to pay if the Company would file a separate federal tax return. The estimated income tax payable was computed using a statutory rate of 34%. At December 29, 1996, taxes currently payable of $118,172 have been reflected as income taxes due to parent in the accompanying financial statement.
                                                                F-56

     No income taxes were paid for the period January 1, 1996 through December 29, 1996. At December 29, 1996 deferred tax assets totaled approximately $119,000 and deferred tax liabilities total approximately $843,000. No valuation allowance is considered necessary. NOTE 8 -- CHANGE IN OWNERSHIP On November 27, 1996, Arthur Treacher's purchased 100% of the outstanding common stock of the Company. In connection with the purchase, in December 1996, Arthur Treacher's contributed $618,437 as an equity investment for the purpose of reducing the related party payable to Magee. NOTE 9 -- RELATED PARTY FEES In connection with the operation of its stores, the Company pays a royalty to Arthur Treacher's. Royalty expense for the period January 1, 1996 through November 27, 1996 totaled $254,180. Beginning November 27, 1996, Arthur Treacher's no longer charged the Company a royalty fee.
































                                                                F-57









 .

                             ARTHUR TREACHER'S, INC.





                                 LIST OF EXHIBITS

              Exhibits

                  3.1.1    Registrant's Certificate of Incorporation

                  3.1.2 Agreement and Plan of Reorganization and First Addendum dated December 5, 1983

                  3.1.3    Certificate of Merger dated January 23, 1984

                  3.1.4    Articles of Merger dated January 27, 1984

                  3.1.5 Articles of Amendment to Articles of Incorporation dated January 27, 1984

                  3.1.6 Amendment to Articles of Incorporation dated January 27, 1986

                  3.1.7 Articles of Amendment to Articles of Incorporation dated June 28, 1996

                  3.2      Registrant's Bylaws

                  4.1      Form of Common Stock Certificate

                  4.2      Certificate of Designation on Series A Preferred
                           Stock

                  4.3      Certificate of Designation on Series B Preferred
                           Stock

                  10.1 Purchase Agreement dated May 31, 1996 between James Cataland and Registrant

                  10.2 Employment Agreement dated June 1, 1996 between R. Frank Brown and Registrant

                  10.3 Purchase Agreement dated November 27, 1996, between M.I.E. Hospitality and Registrant

                  10.4 Guaranty Surety Agreement dated November 27, 1996 by Arthur Treacher's, Inc.

                  10.5 Escrow Agreement dated November 27, 1996 among Arthur Treacher's, Inc. Seller and Brown Brothers Harriman & Co.

                  10.6 Mutual Release Agreement dated November 27, 1996, among M.I.E.Hospitality, Inc. and Magee Industrial Enterprises, Inc.

                  10.7 Promissory Note dated November 27, 1996 for $390,417 from M.I.E. Hospitality, Inc. in favor of Magee Industrial Enterprises Inc.

                  10.8 Promissory Note dated November 27, 1996 for $1,139,563 from M.I.E. Hospitality, Inc in favor of Magee Industrial Enterprises, Inc.

                  10.9     Uniform Franchise Offering Circular as of
                           January 1, 1997

                  10.10    Form of Franchise Agreement as of January 1, 1997

                  10.11    Form of Warrant exerciseable at $1.51 per share

                  10.12    Form of Warrant to Burnham Securities, Inc.

                  10.13    Form of Stock Option to Employees

                  21       List of Subsidiaries

                  27       Financial Data Schedules

EXHIBIT 3.1.1              Registrant's Certificate of Incorporation

                            ARTICLES OF INCORPORATION
                                       OF
                             ARTHUR TREACHER'S, INC.


         We, the undersigned natural persons of the age of twenty-one years or more, acting as incorporators of the corporation under the provisions of the Utah Business Corporation Act (hereinafter called the "Act"), do hereby adopt the following Articles of Incorporation for such Corporation.

                                    ARTICLE I

         Name. The name of the Corporation (hereinafter called the "Corporation") is ARTHUR TREACHER'S, INC.

                                   ARTICLE II

         Period of Duration.   The period of duration of the Corporation is
perpetual.


                                   ARTICLE III

         Purposes and Powers. The purpose for which this Corporation is organized is to invest in all forms of investments and engage in all types of business, including the restaurant business, real and personal property, stocks and bonds, minerals and oil, and to acquire options to purchase such properties, and to engage in all other lawful business.

                                   ARTICLE IV

         Capitalization. The Corporation shall have the authority to issue 50,000,00 (fifty million) shares of stock each having a par value of one-tenth of one cent ($0.001). All stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of this Corporation shall not be liable for further call or assessment. The authorized trading shares shall be issued at the discretion of the Directors.

                                    ARTICLE V

         Incorporators. The name and post office address of each incorporator is:

                                            Steven P. Levine
                                            2222 South Alton Way
                                            Denver, Colorado 80231

                                            James Miret
                                            5540 West 9th Avenue
                            Lakewood, Colorado 80214

                                            Neil S. Bernstein
                          742 South Chambers Road, #203
                             Aurora, Colorado 80017

                                   ARTICLE VII

         Commencement of Business. The Corporation shall not commence business until at least One Thousand Dollars ($1,000) has been received by the Corporation as consideration for the issuance of its shares.

                                  ARTICLE VIII

         Preemptive Rights. There shall be no preemptive rights to acquire unissued and/or treasury shares of the stock of the Corporation.

                                   ARTICLE IX

         Voting of Shares. Each outstanding share of common stock of the Corporation shall be entitled to one vote on each matter submitted to a vote at the meeting of the stockholders. Each stockholder shall be entitled to vote his or its shares in person or by proxy, executed in writing by such stockholders, or by his duly authorized attorney-in-fact. At each election of Directors, every stock holder entitled to vote in such election shall have the right to vote, in person or by proxy, the number of shares owned by him or it for as many persons as there are Directors to be elected and for whose election he or it has the right to vote, but the Shareholder shall have no right to accumulate his or its votes with regard to such election.

                                    ARTICLE X

         Initial Registered Office and Initial Registered Agent. The address of the initial registered office of the Corporation is 1020 Kearns Building, 136 South Main Street, Salt Lake City, Utah 84101, and the initial Registered Agent at such office is Scott H. Smith.



STATE OF COLORADO                    )
                                    : ss
COUNTY OF DENVER                    )

         On the 9th day of September, 1982, personally appeared before me STEVEN
P. LEVINE, JAMES MIRET, and NEIL S. BERNSTEIN, and duly acknowledged to me that they are the persons who signed the foregoing Articles of Incorporation as incorporators and that they have read the foregoing Articles of Incorporation and know the contents thereof, and that the same is rue of their knowledge as to those matters upon which they operate on information and belief and as to those matters believe them to be true.

                               s/ STEVEN P. LEVINE
                                STEVEN P. LEVINE

                                 s/ JAMES MIRET
                                   JAMES MIRET

                                             s/ NEIL S. BERNSTEIN
                                NEIL S. BERNSTEIN

         SUBSCRIBED AND SWORN TO before me this 9th day of September, 1982

                                                                 s/
                                                              NOTARY PUBLIC

EXHIBIT 3.1.2 Agreement and Plan of Reorganization and First Addendum dated December 5, 1983

                    AGREEMENT AND PLAN OF
                        REORGANIZATION


THIS AGREEMENT AND PLAN OF REORGANIZATION is executed on this 5th day of December, 1983 (hereinafter called the "Agreement"), by and between EL CHARRO, INC. (hereinafter referred to as "EC"), a corporation organized and existing in accordance with the laws of the State of Utah, and ARTHUR TREACHER'S, INC. (hereinafter referred to as "AT"), a corporation organized and existing in accordance with the laws of the State of Ohio.

                           RECITALS

      WHEREAS:

             1. EC is a corporation organized and existing under the laws of the State of Utah, having been incorporated on September 23, 1982. EC's principal place of business is located at 3457 Federal Boulevard, Denver, Colorado 80211.

             2. AT is a corporation organized and existing under the laws of the State of Ohio, having been incorporated in December, 1983. AT's principal place of business is located at 4959 Mahoning Avenue, Youngstown, Ohio 44515.

             3. AT is to enter into a Purchase Agreement substantially in the form annexed hereto as Exhibit 1 to acquire the assets set forth therein pursuant to the terms and conditions thereof from Lumara Foods of America, Inc. of Youngstown, Ohio, debtor and debtor-in-possession of said assets (the "Lumara Purchase Agreement") subject to the entry of a final order (the "Final Order") (i.e., not subject to motion, appeal, rehearing, certiorari or the like) by the United States Bankruptcy Court for the

             Northern District of Ohio, Eastern Division
             (the "Court"), confirming and approving
             said transaction.

             4. The Boards of Directors of EC and AT deem it advisable and in the best interests of such corporations and their respective shareholders that AT be merged into EC pursuant to the laws of the States of Utah and Ohio and pursuant to the provisions of this Agreement.

             5.Upon such merger, the shareholders of AT will receive voting common stock of EC in a transaction intended to qualify as a tax free reorganization within the meaning of Sections 368(a)(1)(B) of the Internal Revenue Code of 1954, as amended.

         NOW, THEREFORE, in consideration of the above premises and of the respective representations, warranties and agreements herein contained, the parties hereto adopt the following Agreement and Plan of Reorganization and agree as follows:

                          ARTICLE I
                          THE MERGER
                PRINCIPAL TERMS OF THE MERGER

    1.1-1  Articles of Merger.  On or before the  Effective  Date (as defined in
Section 1.1-5 hereof) and subject to the terms and conditions herein set forth, upon the approval by their shareholders, EC and AT shall enter into the Articles of Merger, in the form annexed as Schedule A, which Articles of Merger, and any other documents required by law to be so filed at the time of filing of the Articles of Merger (hereinafter referred to collectively as the "Articles of Merger"), shall be filed in the offices of the Secretary of State of each of Utah and Ohio, and such other states as counsel for AT deems necessary.



    1.1-2 Merger and Name. On the Effective Date of the Merger, AT shall merge into EC which shall be the Surviving Corporation, on the terms and subject to the conditions hereinafter set forth. The separate existence of AT shall thereupon cease and AT and EC shall become a single corporation, which shall be governed by the laws of the State of Utah, and such corporation shall utilize the name of Arthur Treacher's, Inc."



    1.1-3 Shareholders' Meetings. EC and AT shall each call a meeting of their respective shareholders, to be held in accordance with their respective Articles of Incorporation, as amended, and bylaws, applicable federal securities laws and the general corporation law of their respective states of incorporation. The shareholders' meetings shall be held on such date(s) as may be approved and agreed upon by the Board of Directors of EC and AT, respectively, but in no event later than January 15, 1984. The AT meeting of shareholders shall be held upon due notice thereof to the shareholders for approval and adoption of this Agreement. The EC meeting of shareholders shall be held upon due notice thereof to the shareholders for approval and adoption of this Agreement and for approval of the increase of the authorized capital stock of EC to 100,000,000 shares of common stock, $.001 par value.



    1.1-4 Effect of the Merger. On the Effective Date of the Merger:
         (a) All of the property, real and personal, including subscriptions to shares, causes of action, rights and obligations under contracts including the Lumara Purchase Agreement and every other asset of each of AT and EC (sometimes hereinafter called the "Constituent Corporations"), shall vest, without further act, in EC, the "Surviving Corporation, except that the parties hereto acknowledge that AT shall have the right to assign the right to purchase the property described in Section 1.1.2 of the Lumara Purchase Agreement to a third party on the specific condition that such third party shall lease such property to AT under a triple net lease with annual minimum guaranteed rent of not more than $60,000 per annum and shall grant to AT for a period of three years the right to purchase such property for a cash purchase price of $350,000.


         (b)      The Surviving Corporation shall
possess all rights, privileges, immunities, powers, purposes and franchises of each of the Constituent
Corporations, and

         (c)      The Surviving Corporation shall
assume and be liable for all of the liabilities, obligations and penalties of each of the Constituent
Corporations.


      1.1-5 Effective Date of the Merger.

         (a) The Effective Date of the Merger shall be February 3, 1984 or such prior date by mutual agreement of the Board of Directors of each of EC and AT, except that if the required Certificate of

Merger is not then issued in accordance with the laws of the State of Utah, the Effective Date of the Merger shall be the date of the issuance of such Certificate but in no event later than February 10, 1984, unless the Board of Directors of each of EC and AT mutually decide to extend such later date.


         (b) Notwithstanding anything else to the contrary herein contained, for accounting purposes the Merger shall be effective as of December 31, 1983.


    1.1-6 Closing Date. The Closing Date shall be the date mutually agreed upon by EC and AT, which date shall be within the period allowed in the Final Order of the Court to consummate the Lumara Purchase Agreement. If the merger shall not have been consummated after shareholder approval of the Constituent Corporations but the certificate has not been issued and the court order period may expire prior to such issuance, then EC upon notice from AT shall wire transfer the sum of $330,000 to AT's account to enable AT to consummate the Lumara Purchase Agreement.



    1.1-7 Filing Date. Counsel for each of the Constituent Corporations shall submit the Articles of Merger for filing in the States of Utah and Ohio and such other states deemed necessary by AT's counsel not more than 45 days after the close of the later of the shareholders' meetings to be held unless extended by written agreement of the parties hereto. The date of such submission for filing is hereinafter called the "Filing Date." The parties shall use their respective best efforts to submit the Articles of Merger in order to have the Effective Date occur prior to the Closing Date.

              ARTICLES OF INCORPORATION; BYLAWS;
                    DIRECTORS AND OFFICERS


    1.2-1 Articles of Incorporation. The Articles of Incorporation of EC on the Effective Date of the Merger shall be the Articles of Incorporation of the Surviving Corporation, as restated and amended in the Articles of Merger annexed as Schedule A.

    1.2-2 Bylaws. The bylaws of EC in effect on the Effective Date of the Merger shall be the bylaws of the Surviving Corporation.

    1.2-3 Directors.  Messrs.  James R. Cataland,
James A. Cataland and Steven P. Levine shall be directors of the Surviving Corporation until the first annual meeting of the shareholders of the Surviving
Corporation held subsequent to the Effective Date and the election and appointment of their respective successors.

    1.2-4 Officers. . On the Effective Date of the
Merger, the officers of the Surviving Corporation shall be elected by the Board of Directors.


    1.2-5 Vacancies. If, on the Effective Date, a vacancy shall exist in the Board of Directors of the Surviving Corporation by reason of death or inability to act, or for any other reason, such vacancy may be filled in the manner provided in the bylaws of the Surviving Corporation.


               STATUS AND CONVERSIONS OF SHARES
                         AND WARRANTS

    1.3-1 Manner of Converting Shares. The manner and basis of converting shares of each Constituent

Corporation on the Effective Date of the Merger shall be as follows:

    1.3-2 EC Capital Stock: Shares of common stock, $.001 par value, of EC (the only class of EC stock) issued and outstanding on the Effective Date shall remain unchanged and each issued and outstanding certificate of EC evidencing ownership of any of such shares shall continue to evidence ownership of the same number of shares of the Surviving Corporation.

    1.3-3 EC Warrants. Warrants to purchase shares of EC common stock issued and outstanding on the Effective Date shall remain unchanged and each issued and outstanding warrant certificate of EC evidencing ownership of any of such warrants shall continue to evidence ownership of the same number of warrants of the Surviving Corporation.

      1.3-4 AT Capital Stock: All shares of common stock, no par value, of AT (the only class of AT stock) issued and outstanding on the Effective Date shall be converted into and become that number of shares (rounded off to the nearest full share) of EC shares of common stock, $.001 par value, determined by multiplying the number of shares of EC common stock issued and outstanding on the Effective Date by 1.5, and each holder of an outstanding certificate or certificates which prior thereto represented Common Shares of AT shall surrender the same for cancellation and exchange as hereinafter provided in Section 1.3-5. Additional shares of EC's common stock may be required to be issued to AT shareholders I., accordance with
      Section 1.3-6 hereof. In no event, upon completion of conversion of AT shares, shall former AT shareholders have an equity portion in the Surviving Corporation by reason of the exchange and conversion provided in Sections 1.3-4 and 1.3-6 in excess of or less than 60%.


          1.3-5 Surrender of Certificates: After the

      Effective Date, each holder of an outstanding certificate or certificates, which prior thereto represented common shares of AT converted into EC common stock in accordance with the provisions of subsection 1.34, shall surrender the same to Atlas Stock Transfer, Salt Lake City, Utah, which will act as the Exchange Agent, and shall be entitled upon such surrender to receive therefor (a) a certificate or certificates representing the number of shares of EC common stock into which the common shares theretofore represented by the certificate or certificates so surrendered shall have been converted. Until so surrendered each such outstanding certificate shall be deemed for all purposes to evidence the ownership of the shares of EC common stock into which the common shares of AT have been so converted.

          1.3-6 Additional Issuances of EC Common Stock. To the extent that EC Warrants issued and outstanding on the Effective Date are thereafter timely exercised, additional shares of EC common stock shall be issued by the Surviving Corporation to AT shareholders as of the Effective Date as provided herein. The number of such additional EC shares to be issued shall be determined by multiplying the number of shares of EC common stock issued upon exercise of the Warrants by 1.5 (rounded off to the nearest full share). Said issuances of additional EC shares shall be made concurrently with the issuance of EC shares for the exercise of EC Warrants.

          1.3-7 Fractional Interests: No fractional shares of EC common stock, and no script or certificates therefor or any cash in respect thereof, will be issued in connection with the Merger.

                             ARTICLE II
                   REPRESENTATIONS AND WARRANTIES
                   REPRESENTATIONS AND WARRANTIES
                               OF AT

    AT represents and warrants to EC as follows:

    2.1-1 Organization and Good Standing. AT is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. AT has full power and authority, corporate and otherwise, to carry on its business as and where now conducted and is duly qualified to do business and is in good standing as a foreign corporation in all jurisdictions where the nature of its activities requires qualification and is not required to qualify to do business in any jurisdiction other than those in which it is now qualified. AT has no subsidiaries.



    2.1-2 Authorized Capitalization. The authorized capital stock of AT -is 750 shares of no par value common stock, of which 100 shares are currently outstanding. All of said outstanding shares of common stock have been validly issued and are fully paid and nonassessable.

    2.1-3 Outstanding Options, Warrants and Conversion Rights. AT has no outstanding rights, options warrants convertible securities, contracts or commitments or demands of any character which would require the original issuance or reissuance from treasury by AT of any shares of its capital stock.


    2.1-4 Corporate Powers, Compliance with Other Instruments, Governmental Consents and Law. AT has the unconditional right, power and authority to execute, pursue and consummate this Agreement and neither the execution of this Agreement, nor the consummation of the acts and events described in and/or contemplated by this Agreement, in accordance with its provisions, will alter the rights or remedies under or the condition or status of AT with respect to others, conflict with or constitute a default under or a breach or a violation of or grounds for termination of, or an event which, with the lapse of time or notice, could constitute a default under or breach or violation or grounds for termination of the Articles of Incorporation, as amended, or bylaws of AT, or any note, indenture, mortgage, deed of trust or other agreement or instrument to which AT is a party or by which it is bound, nor, to the best of AT's knowledge, any existing law, order, rule, regulation, writ, injunction or decree of any union or any government, governmental department, commission, board, bureau, agency or instrumentality or court, domestic or foreign, having jurisdiction over AT or of its properties. Except for the requisite approval of the shareholders of AT to this Agreement pursuant to Ohio Corporation Law and compliance with the various applicable state and federal securities laws and all necessary approvals by regulatory agencies with jurisdiction over said securities laws, no consent, approval, authorization or order of any court or governmental agency or body or union or other body is required by AT to consummate the transactions contemplated herein, except that a final order of the Bankruptcy Court approving the transaction under the Lamara Purchase Agreement is necessary.

    2.1-5 Delivery of Documents. The copies of the Articles of Incorporation, as amended, bylaws, as amended to the date hereof, of AT which have been made available for inspection by representatives of EC are true, complete, unmodified and correct copies of the Articles of Incorporation, as amended, and the bylaws, as amended, of AT in effect at the date hereof.

    2.1-6 Financial Statements. AT has previously furnished the representatives of EC true and complete copies of the audited balance sheet of AT as of December 10, 1983 (the "Balance Sheet"). Such Balance Sheet presents fairly, to the extent reported thereon, the financial position of AT as of the end of such period. A true and correct copy of said Balance Sheet is included in Schedule B.

    2.1-7 Material Transactions and Adverse Changes.
Between December 10, 1983 (Balance Sheet Date) and the date of this Agreement, there has not been, occurred or arisen any event, condition or state of facts of any character which materially and adversely affects or, to the best of the knowledge of AT, threatens to or does materially and adversely affect the business assets or financial condition of AT.

                  2.1-8 No  Liabilities  Incurred.  As of the Balance Sheet date and since such date, except and to the extent reflected or reserved against in the AT Balance Sheet, AT had no and has incurred no material liabilities or obligations, either singly or in the aggregate, of any nature whether accrued, absolute, contingent, conditional, secured or unsecured, or otherwise, including, without limitation, tax liabilities due or to become due and whether incurred in or in respect of or measured by its income for any period prior to the date thereof or the date hereof or arising out of transactions entered into or any state of facts existing prior to the Balance Sheet Date or the date hereof, respectively.


                  2.1-9  Taxes.  All  income,   excise,   unemployment,   social
               security, occupation, franchise and other taxes, duties or charges levied, assessed or imposed upon AT by the United States or by any government, state, municipality or governmental subdivision have been duly paid or adequately provided for and all income, excise, unemployment, social security, occupation, franchise and other tax reports or other reports required by law or regulation have been duly filed. All federal and state tax returns of AT have been filed by AT with the appropriate governmental agency and all assessments with respect to such periods have been paid. Adequate reserves have been established for all income and other tax liabilities on the AT Balance Sheet for the period then ended and for all preceding periods. AT has not waived any statute of limitations with respect to any of its liabilities, including, without limitation, liability for federal income or any other taxes for any period prior to the date hereof. No consents have been filed pursuant to Section 341(f) of the Internal Revenue Code of 1954, as amended, by AT or any transferor corporation to AT.


                  2.1-10 Contracts.  Except for the Purchase Agreement set forth in Exhibit 1, AT is not a party to any contract not made in the ordinary course of business.

                  2.1-11 Contingent Liabilities.  To the. knowledge of AT, there are no claims, actions, suits, proceedings or investigations pending or threatened, against or affecting AT or its properties, in any court or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or arbitration tribunal, or other forum which, if adversely determined against AT, would materially affect the business, prospects, properties or assets of AT or adversely affect the right of AT to conduct its business as currently conducted. There are no judgments, decrees, orders, writs, injunctions, demands or any other mandates outstanding to which AT is a party or by which it is bound or affected which adversely affects the business, prospects, properties or assets of AT.

                  2.1-12  Compliance  with Laws. AT has complied in all material respects with all applicable laws, orders and regulations of the federal, state, municipal and/or other governments and/or any instrumentality thereof, domestic or foreign, applicable to its assets and/or to the business conducted by it and is not in violation of any laws, orders and regulations which singly or in the aggregate are material.


                   2.1-13   Indebtedness  Owed  to  Shareholders,   Officers  or
               directors or Employees. AT is not indebted to any officer, director, employee or shareholder of AT from AT as of the date hereof.

                   2.1-14  Indebtedness Owed by
               Shareholders, Officers, Directors or
               Employees.  No money is owed to AT by
               any of the shareholders, officers, directors or employees of AT.

                   2.1-15   Salaries  of  Employees.   AT  has  no   obligation,
               commitment or past repetitive historical practice to pay bonuses, royalties or other compensation to any officer, director or employee.

                   2.1-16  Guarantees.  There are no contracts or commitments by
               AT, directly or indirectly, guaranteeing the payment, performance or both payment and performance of the obligations of third parties.

                   2.1-17 Insurance.  AT has no property
               or liability requiring insurance protection and are not otherwise procured any insurance whatsoever.

                   2.1-18 Relationships. None of the officers or directors of AT or any of their  respective  spouses  or  children,  or trusts or other entities owned or controlled, either. directly or indirectly, by any one or more of such parties, owns, directly or indirectly, individually or collectively, any interest in any corporation, partnership, firm or association which (i) is a competitor, lender, customer or supplier of, or (ii) has any existing contractual relationship with AT other than contracts referenced herein.

                   2.1-19 Financial  Relationships.  There are no banks or other financial institutions in which AT has lines of credit, outstanding loans, demand or savings deposits, safe deposit boxes, trust accounts or any banking relationships whatsoever.

                   2.1-20  Proxy  Statement.  The term "Proxy  Material" as used herein shall mean the proxy soliciting materials to be used in connection with the EC shareholder's meeting referred to in
               Section 1.1-1. Any changes in the proxy soliciting material as mailed to the shareholders of EC from the Proxy Material shall be deemed incorporated by reference in the Proxy Material. AT shall provide such material as is requested by EC's counsel for preparation of the Proxy Statements; both EC's counsels request for information and AT's response shall be timely provided in order that EC may obtain shareholder approval by January 15, 1984. The EC Proxy Materials and

               Proxy Statement, to the extent information is provided by personnel of AT, will not include any untrue statement of a material fact or omit to state any material fact or necessary to make the statements therein not misleading.

                   2.1-21   Authorization  by  Directors,.   The  execution  and
               delivery of this Agreement has been duly authorized by the Board of Directors of AT.

                   2.1-22 Estoppel.  All statements  herein are true and correct and AT has not made any untrue statement of a material fact or omission of fact necessary in order to make the statements made herein, in the light of the circumstances under which they were made, not misleading.

                   2.1-23  Schedules.   With  respect  to  the  references  made
               throughout the Agreement to Schedules, the contents thereof are to be deemed to be an integral part of the Agreement among the parties and such contents are incorporated herein by reference. Moreover, with respect to such Schedules, AT shall provide such Schedules to EC within five days after the date hereof. All such Schedules shall be initialed by all parties hereto. To the extent applicable, all warranties and representations herein expressly provided shall apply to the information set forth in the Schedules.


                   2.1-24  Exercise of Option.  James R.  Cataland  will abstain from voting on any resolutions by the Board of Directors of the Surviving Corporation with respect to the exercise of its option to purchase the property described in Section 1.1.2 of the Lumara Purchase Agreement.

                           2.1-25   Resolution   Concerning   Veto  Power.   The
                  Surviving Corporation's Board of Director s will adopt at its first meeting a resolution providing Steven P. Levine with the power to veto any of the following transactions in accordance with the, terms of the agreement relating thereto:

                           (a) Merger;

                           (b) Acquisition of a non-related
                  business or assets;

                              (c) Sale or liquidation of a majority
                  of assets; and

                  (d) Adoption of stock option,  stock bonus or incentive  stock option plans which will result in the reservation for issuance of a number of shares greater than ten percent of the amount of shares outstanding at the date of plan adoption.


                  2.1-26 Investment Representation
                Letter.  AT's shareholders will each
                provide EC
                with an Investment Representation Letter acknowledging that they are aware of the transfer restrictions on their shares, acknowledging that the have had full opportunity to ask questions of EC and its representatives concerning EC's business and finances, and that they have received satisfactory responses to their inquiries.

                REPRESENTATIONS AND
                WARRANTIES OF EC

      EC represents and warrants to AT as follows:

    2.2-1. Organization and Good Standing . EC is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah as set forth in Schedule T. EC has full power and authority, corporate and otherwise, to carry on its business as and where now conducted, is duly qualified to do business and is in good standing as a foreign corporation in all jurisdictions in which it must qualify to do business as a foreign corporation, and is not required to qualify to do business in any jurisdiction other than those in which it is now qualified.

    2.2-2. Authorized Capitalization. The authorized capital stock of EC fs 50,000,000 shares o .001 par value common stock, of which approximately 13,875,000 shares are currently outstanding. All of said outstanding shares of common stock and warrants to purchase shares of common stock have been validly issued and are fully paid and nonassessable and were issued in compliance with federal and all applicable state securities laws.

    2.2-3.  Outstanding  Options,  Warrants and Conversion Rights. El Charro has
6,500,000 common stock purchase warrants outstanding. These warrants were originally issued as part of units sold under Regulation A of the Securities Act of 1933, each unit consisting of one share of common stock, $.001 par value, and one common stock purchase warrant. The warrants are detachable from the units and are tradeable separately on the over the counter market. Each warrant entitles the holder to purchase one share of common stock at $.10 per share until March 31, 1984. Warrants which have not been exercised by that date will automatically expire and will be deemed canceled unless the expiration date is extended by the Board of Directors.

    2.2-4 Subsidiary.  EC has no subsidiaries.

    2.2-5 Corporate Powers, Compliance with Other Instruments Governmental Consents and Law. EC has the unconditional right, power and authority to execute, pursue and consummate this Agreement and neither the execution of this Agreement, nor the consummation of the acts and events described in and/or contemplated by this Agreement, in accordance with its provisions, will alter the rights or remedies under or the condition or status of EC with respect to others, conflict with or constitute a default under or a breach or a violation of or grounds for termination of, or an event which, with the lapse of time or notice, could constitute a default under or breach or violation or grounds for termination of the Articles of Incorporation, as amended, or bylaws of EC, or any note, indenture, mortgage, deed of trust or other agreement or instrument to which EC is a party or by which it is bound, nor, to the best of EC' s knowledge, any existing law, order, rule, regulation, writ, injunction or decree of any union or any government, governmental department, commission, board, bureau, agency or instrumentality or court, domestic or foreign, having jurisdiction over EC or of its properties. Except for compliance with the various state and federal securities laws and all necessary approvals by regulatory agencies with jurisdiction over said securities laws, no consent, approval, authorization or order of any court or governmental agency or body or union or other body is required by EC to consummate the transactions contemplated herein.



    2.2-6 Delivery of Documents. The copies of the Articles of Incorporation, as amended, and the bylaws, as amended to the date hereof, of EC which have been made available for inspection by representatives of AT are true, complete, unmodified and correct copies of the Articles of Incorporation, as amended, and the bylaws, as amended, of EC in effect at the date hereof. 2.2-7 Financial Statements. EC has previously furnished the representatives or AT true and complete copies of the Balance Sheet of EC as of June 30, 1983 and the related Statement of Operations, Statement of Shareholder's Equity and the Statement of Changes in Financial Position for the period September 23, 1982 to June 30, 1983 reported on by Sigman, Neuman & Company, certified public accountants. All such financial statements have been prepared in conformity with generally accepted accounting principles, applied on a basis consistent during the period. EC has also furnished representatives of AT true and complete copies of unaudited financial statements for the period of July 1, 1983 through November 30, 1983. For the purposes of this Agreement, all financial statements of EC shall be deemed to include any notes to such financial statements. True and correct copies of all financial statements (all of the foregoing are collectively called 'EC Financial Statements') described in this Section 2.2-7 are included in Schedule C.

    2.2-8 Material Transactions and Adverse Changes. Between November 30, 1983 and the date of this Agreement, EC has not engaged in any material transaction or transactions not in the ordinary course of its business and there has not been, occurred or arisen any event, condition or state of facts of any character which materially and adversely affects or, to the best of the knowledge of EC, threatens to or does materially and adversely affect the business assets or financial condition of EC.

    2.2-9 Contingent Liabilities. To the knowledge of EC, there are no claims, actions, suits, proceedings or investigations pending or threatened, against or affecting EC or its properties, in any court or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or arbitration tribunal, or other forum which, if adversely determined against EC, would materially affect the business, prospects, properties or assets of EC or the right of EC to conduct its business as currently conducted.
         There are no judgments, decrees, orders, writs, injunctions, demands or any other mandates outstanding to which EC or, to the knowledge of EC, is a party or by which it is bound or affected which adversely affects the business, prospects, properties or assets of EC.

    2.2-10 No Liabilities Incurred. As of November 30, 1983 and since such date, except to the extent reflected or reserved against in the EC Balance Sheet as of such date, EC had no and has incurred no material liabilities or obligations, either singly or in the aggregate, of any nature whether accrued, absolute, contingent, conditional, secured or unsecured, or otherwise, including, without limitation, tax liabilities due or to become due and whether incurred in or in respect of or measured by its income for any period prior to the date thereof or the date hereof or arising out of transactions entered into or any state of facts existing prior to November 30, 1983, or the date hereof, respectively.

    2.2-11 Taxes. All income, excise, unemployment, social security, occupation, franchise and other taxes, duties or charges levied, assessed or imposed upon EC by the United States or by any government, state, municipality or governmental subdivision have been duly paid or adequately provided for and all income, excise, unemployment, social security, occupation, franchise and other tax reports or other reports required by law or regulation have been duly filed.

    2.1-12 Guarantees. There are no contracts or commitments by EC directly or indirectly guarantying the payment, performance or both payment and performance of the obligations of third parties.


    2.2-13 Compliance with Laws. EC has complied in all material respects with all applicable laws, orders and regulations of the federal, state, municipal and/or other governments and/or any instrumentality thereof, domestic or foreign, applicable to its assets and/or to the business conducted by it and is not in violation of any laws, orders and regulations which singly or in the aggregate are material.

    2.2-14 Proxy Statement. The EC Proxy Material, to the extent information is provided by personnel of EC will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading. Notwithstanding the provisions of this paragraph 2.2-15, EC shall have no liability for information provided by AT to EC, except that AT shall provide such material as is requested by EC's counsel for preparation of the Proxy Statement.


    2.2-15 Authorization by Directors. The execution and delivery of this Agreement has been duly authorized by the majority of the Board of Directors of EC.


    2.2-16. Status of EC Common Stock. The shares of EC common stock to be issued under this Agreement, upon delivery and upon payment therefor in accordance with their terms, will be duly authorized, fully paid and nonassessable.


    2.2-17 Estoppel. All statements herein are true and correct and EC has not made any untrue statement of. a material fact or omission to state a material fact necessary in order to make the statements made herein, in the light of the circumstances under which they were made, not misleading.


                       COVENANTS OF AT

    2.3-1 Actions of AT. AT agrees that prior to the Closing Date it shall use its best efforts to cause this Agreement to become effective in accordance with its terms and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties, and make all filings and give all notices to those parties which may be necessary or reasonably required in order to effect the transactions contemplated by this Agreement, including the transaction contemplated by the Lumara Purchase

Agreement, and take such actions as are necessary to comply with applicable provisions of the Ohio Corporation and Securities Laws and applicable state securities laws, including calling a meeting of shareholders to vote upon this Agreement; and to comply with all other applicable state laws and reg ulations in connection with the meeting of shareholders and the effectuation of this Agreement.

    2.3-2 No Transactions Out of Ordinary Course of Business. Except for the Lumara Purchase Agreement and the transactions contemplated thereunder, AT agrees that, prior to the Closing Date, AT will not enter into any transaction which would be of such materiality as to render materially false or misleading the description of AT's business activities, assets, liabilities, contractual commitments and/or business relationships or other matters as set forth in this Agreement and the information provided by AT for preparation of the Proxy Materials, pursuant to the request of EC's counsel.
    2.3-3 Conduct of Business. AT, prior to the Closing Date, (i) will not do, or cause to be done, anything which is represented and warranted not to have been done, in Article II, Section 1, except as otherwise permitted in this Agreement or approved in advance by the other party, (ii) will not permit amendments to its Articles of Incorporation or bylaws, (iii) will not cause or permit to be declared or paid any dividends, stock splits or other distributions in respect of any shares of its capital stock nor cause or permit any new issuance of stock, (iv) will maintain its books, accounts and records in the usual manner on a consistent basis, and (v) will take each and every step necessary to preserve the charter issued by the State of Ohio, including timely filing of annual reports and current payment of franchise fees and all taxes now and/or hereafter due and owing.


    2.3-4 Access. AT agrees that it will furnish to EC and to EC's accountants, attorneys and other representatives full access, during normal business hours throughout the term or applicability of this Agreement but prior to. the Closing Date, to all information concerning its affairs as EC may reasonably request. In the event of the termination of this Agreement, AT will deliver to EC all documents and papers and other material obtained from EC relating to the transaction contemplated hereby, whether so obtained before or after the execution hereof, and will use its best efforts to have any information so obtained and not heretofore made public kept confidential.

    2.3-5 Shareholders' Meetings. AT shall duly call and convene a meeting of its' shareholders for the purpose of voting upon and approving this Agreement. AT will recommend and solicit the approval of its shareholders with respect to the consummation of this Agreement. The meeting shall be held on such date or dates as may be satisfactory to the respective Presidents of AT and EC. AT shall furnish to EC the information relating to AT which shall be necessary for the preparation of the Proxy Material.
           None of the information to be supplied by AT to be included in the Proxy Material regarding AT shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading.

    2.3-6 Consents. All consents and/or approvals which are necessary consents to permit to be transferred to EC under this Agreement all of AT's rights under indentures, contracts and leases, including the Lumara Purchase Agreement and, if required, the written consent(s) of any government entities or agencies will have been obtained in writing before the Filing Date and AT will provide EC all necessary assistance and cooperation in obtaining such consents, including the written assumption of liabilities by EC under such indentures, contracts and leases when appropriately required by relevant third parties or by governing documents, and the attendance of personnel of EC at hearings before the court to obtain the final order.

    2.3-7 Rule 144 Compliance. AT will obtain from each shareholder of AT prior to the Closing Date a letter containing a representation to EC that such person will not make any disposition of any shares of EC common stock obtained as a result of this Agreement unless: (i) such distribution has been registered under the Securities Act; or (ii) the sale is made in conformity with Rule 144 promulgated under the Securities Act; or (iii) some other exemption from registration of the sale of the EC common stock is available in the opinion of counsel of EC at such time.

                       COVENANTS OF EC

    2.4-1 Actions of EC. EC agrees that prior to the Closing Date it shall use its best efforts to cause this Agreement to become effective in accordance with its terms and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties, and make all filings and give all notices to those parties which may be necessary or reasonably required in order to effect the transactions contemplated by this Agreement, and take such actions as are necessary to comply with applicable provisions of the Utah Corporation Law and applicable state and federal securities laws.

    2.4-2 No Transactions Out of Ordinary Course of Business. EC agrees that, prior to the Closing Date, E will not enter into any transaction which would be of such materiality as to render materially false or misleading the description of EC's business activities, assets, liabilities, contractual commitments and/or business relationships or other matters as set forth in this Agreement.

    2.4-3 Conduct of Business. EC, prior to the Closing Date, (i) will not do, or cause to be done, anything which is represented and warranted not to have been done in Article II, Section 2.2.8, except as otherwise permitted in this Agreement or approved in advance by the other party, (ii) will not permit amendments to its Articles of Incorporation or bylaws, except as may be necessary to carry out the provisions hereof, (iii) will not cause or permit to be declared or paid any dividends, stock splits or other distributions in respect of any shares of EC's capital stock nor cause or permit any new issuance of stock other than upon exercise of EC warrants, (iv) will maintain its books, accounts and records in the usual manner on-a consistent basis, (v) will take each and every step necessary to preserve the charters issued by the State of Utah, including timely filing of annual reports and current payment of franchise fees and all taxes now and/or hereafter due and owing, and (vi) notwithstanding the provisions of 3.1-6, to the extent that the rights of the holders of the Warrants of EC are exercised prior to closing, the funds resulting from such exercise shall remain on deposit with EC.

    2.4-4 Access. EC agrees that it will furnish to AT and to AT's accountants, attorneys and other representatives full access, during normal business hours throughout the term or applicability of this Agreement but prior to the Closing Date, to all information concerning its affairs as AT may reasonably request. In the event of the termination of this Agreement, EC will deliver to AT all do, elements and papers and other material obtained from AT relating to the transaction contemplated hereby, whether so obtained before. or after the execution hereof, and will use its best efforts to have any information so obtained and not heretofore made public kept confidential.

    2 - 4-5 Proxy Preparation. EC shall prepare and furnish to its shareholders a Proxy Statement relating to the transaction under this Agreement. None of the information to be supplied by EC to be included in the Proxy Statement to be submitted to EC shareholders shall contain an untrue statement of a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

    2.4-6 Consents. All consents and/or approvals which are necessary consents to permit to be transferred to the Surviving Corporation all of EC's rights under indentures, contracts and leases and, if required, the written consent(s) of any government entities or agencies will have been obtained in writing before the Filing Date and EC will provide the Surviving Corporation all necessary assistance and cooperation in obtaining such consents, including the written assumption of liabilities by the Surviving Corporation under such indentures, contracts and leases when appropriately required by relevant third parties or by governing documents.

                         ARTICLE III
                 CONDITIONS OF REORGANIZATION
               CONDITIONS TO OBLIGATIONS OF EC



    The obligations of EC hereunder are, at the option of EC, subject to compliance with and/or fulfillment of each of the following conditions prior to the Closing Date.


    3.1-1 Representations. The representations and warranties of AT contained I this Agreement, including the schedules hereto, shall be true and correct on and as of the Filing Date and Closing Date, with the same effect as though all such representations and warranties had been made on and as of that date.


    3.1-2 Compliance. All the terms, covenants and conditions hereof to be followed and performed by AT on or before the Filing and/or Closing Date shall be fully and timely performed.

    3.1-3 Certificate from AT. AT shall have received a certificate (s) , dated the Closing Date and Filing Date, respectively, and executed by AT's Chief Operating Officer, President (if not the Chief Operating Officer), Senior Financial Officer and Secretary, confirming the provisions of paragraphs 3.1.1 and
         3.2.2    of this Article III.


    3.1-4  Actions of AT with Respect to the Lumara
Purchase Agreement.

                  (a) Not later than five business days following the this Agreement, AT will execute the Lumara Purchase Agreement

         (b) Not later than five business days following the execution of the Lumara Purchase Agreement, AT shall cause Lumara to make due application(s) and file and serve such appropriate complaint(s) with the Court for Final Order and Judgment(s) authorizing and confirming the purchase of assets as provided in the Lumara

Purchase Agreement.

      3.1-5    Final Order of Bankruptcy Court and
Consummation of Purchase Agreement. The United
States Bankruptcy Court for the Northern District of
Ohio, Eastern Division (the 'Court'), shall
                           have entered a final order (i.e., not subject to motion, appeal, rehearing, certiorari or the like), confirming and approving the purchase by AT of certain assets of Lumara Foods of America, Inc. ("Lumara Purchase Agreement'), debtor and debtor-in-possession ("Lumara') in said Court in Case No. 1382-946-Y, as are set forth in, and pursuant to the terms and conditions of, the Lumara Purchase Agreement between AT and Lumara which is annexed hereto as Exhibit 1 (other than the assets described in Section 1.1-2, which by Final Order of the court a sale thereof shall be confirmed to the third party); and the transaction contemplated by said Agreement shall bd consummated. Except as otherwise provided herein, the closing of said transaction shall occur contemporaneously with the closing of the merger under this Agreement.

                                   3.1-6 EC Net Worth and Cash  Balance.  On the
                           Closing Date, EC shall have a net worth of not less than $300,000 and shall have a cash balance of not less than $350,000, which net worth and cash balance shall include the sum of $20,000 (the "Escrowed Funds') which is to be delivered to Nadler & Nadler Co., L.P.A. as Escrow Agent pursuant to the Escrow Agreement annexed as Exhibit 2 and as provided in
                           Section 3.2-4 hereof.

                           3.1-7 Opinion of Counsel. EC shall have received the opinion of Thomas E.
                           Zena, counsel to AT,
                           dated as of the Closing Date, which shall provide, inter alia, but without qualifications thereof, the following, to-wit:

                                    (a)  AT  is a  corporation  duly  organized,
                           validly existing and in good standing under the laws of its state of incorporation. AT has full power and authority, corporate and otherwise, to carry on its business as and where now conducted and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction wherein the character of the properties owned or leased by it or the nature of the business transacted by it to the best of its knowledge makes such qualification necessary.

                                    (b) The  authorized  capital stock of AT and
                           number  of  shares  outstanding  is as set  forth  in
                           Section  2.1.2  of  Article  II.  To the  best of the
                           knowledge of such counsel, all of said outstanding shares have been validly issued and are fully paid and nonassessable.


                                    (c)     To the best of
                           the knowledge of such
                           counsel, AT has no
                           outstanding conversion rights,
                           options, warrants, contracts
                           or commitments or demands of any character which would require the issuance (or transfer out of treasury) by AT of any shares of its capital stock.


                                    (d)  compliance   with  the  terms  of  this
                           Agreement and the consummation of this Agreement in accordance with its terms will not conflict with or constitute a default under or breach or violation of or grounds for termination of, or an event which, with the lapse of time or notice and the lapse of time, could constitute a default under, or breach of violation of, or grounds for termination of, the Articles of Incorporation or bylaws of AT or any note, indenture, mortgage, deed of trust, collective bargaining agreement or other agreement or instrument to which AT is a party or by which it is bound of which such counsel is aware after due inquiry, nor any existing law, order, rule, regulation, writ, injunction or decree known to such counsel of any government, governmental department, commission, board, bureau, agency or instrumentality or court, domestic or foreign, having jurisdiction over AT of its properties. To the best of the knowledge of such counsel, all consents, approvals, authorization and/or orders of any court or governmental agency or body or union or other body which are required by AT to consummate the transactions contemplated herein have been obtained.

                                    (e) This  Agreement has been duly  approved,
                           authorized, executed and delivered by AT and constitutes a legal and binding obligation of AT, enforceable in accordance with its provisions.

                                    (f)   In    connection    with   its   legal
                           representation of AT, such counsel has no knowledge of any conditions or facts which would constitute a breach of any of the representations, warranties and covenants contained in this Agreement.

                                    (g)   With   respect   to  the   information
                           concerning AT, its properties, management and securities which was developed in the course of the performance of the services of such counsel in connection with providing information in response to the request of EC' s counsel for the preparation of the EC Proxy Statement, (i) such counsel has no reason to believe that the information on the date of mailing thereof to EC contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein not misleading, and (ii) to the best of the knowledge of such counsel, subsesquent to the date of mailing of the information to EC, on the one hand, and prior to the date of such opinion, on the other, no event, occurrence or state of facts arose or came to light with respect to AT which should have been and was not disclosed to the stockholders of EC (it being understood, however, that such counsel need not assume any responsibility for any events, occurrences or states of fact relating to AT or its business, properties, management or securities during the periods referred to or for the accuracy, completeness or fairness of the statements contained in, or for any omissions from, the Proxy Statement, except that such counsel shall affirmatively indicate that nothing has come to their attention that has caused such counsel to disbelieve any statements therein in respect of this Agreement, and such counsel need not express an opinion with respect to the financial statements or other financial, statistical or operating data contained therein).

                                    (h)     This
                           Agreement has been duly
                           authorized by the vote of the
                           shareholders of AT in
                           accordance with the
                           requirements of the general
                           corporation law of the State
                           of Ohio.

                                    (i) To the  best  of the  knowledge  of such
                           counsel, there is no material litigation, proceeding or governmental investigation pending or threatened against or relating to AT, its officers or directors, or its properties or business, or the transactions contemplated by this Agreement.

                               In rendering such opinion, such counsel may rely,
                           to the extent such counsel deems such reliance necessary or appropriate, upon opinions of other counsel as to matters of law and as to matters of fact upon the representations and warranties in this Agreement and upon certificates and written statements of governmental officials and of any officer or officers of AT or other responsible persons deemed appropriate by such counsel.

                               3 - 1-8 No  Material  Change.  Between  the  date
                           hereof and the Closing Date, AT shall not have incurred any liabilities or obligations, direct or contingent, or entered into any material transactions, except in the ordinary course of business, and there shall not have been any change in the capital stock of AT or any material adverse change in the condition, financial or otherwise, net worth or results of operations of AT.

                               3.1-9  No  Errors  or  Misrepresentations.  On or
                           before the Closing Date, EC shall not have discovered any material error, mistake or omission in the representations and warranties made herein by AT.

                               3.1-10   Consents.   All   consents,   approvals,
                           authorizations, waivers or orders of any court, tribunal, arbitrator or governmental agency or body or union required or necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained. No agency or department of any government unit or subdivision shall have threatened any action against either AT and/or EC to prevent, or as a result of the consummation of this Agreement.

                               3.1-11  Approval of AT and EC  Shareholders.  The
                           holders of a majority of the outstanding capital stock of AT and EC entitled to vote on this Agreement shall have voted to approve this Agreement at meetings (or as otherwise provided by state law) of such shareholders, duly called and held pursuant to the Articles of Incorporation and bylaws of AT and EC, the laws of the States of Ohio and Utah and the applicable state and federal securities laws.

                               3.1-12  Resolutions.  AT  will  deliver  to  EC a
                           certified copy of resolutions adopted by its Board of Directors authorizing the execution, delivery and performance of this Agreement and authorizing the transfer of assets contemplated thereby and all documents to be executed and delivered by it on the morning of the Closing Date.

                               3.1-13 Dissenting Shareholders. The holders of no
                           more than ten percent of the outstanding shares of AT or EC entitled to vote at the meeting to approve and adopt this Agreement shall have voted against this Agreement and filed written objection thereto in accordance with the Ohio Corporation Law or Utah Corporation Law.
                               3.1-14  Legal  Matters.   All  legal  matters  in
                           connection with the consummation of the transaction contemplated by this Agreement and all documents and instruments delivered in connection therewith shall be reasonably satisfactory in form and substance to Brenman, Epstein, Zerobnick, Raskin & Friedlob, P.C. and such counsel shall have received authenticated copies of such corporate documents and certificates by public officials concerning AT as such counsel may reasonably request.


                                        CONDITIONS TO
                                    OBLIGATIONS OF AT

                               The  obligations  of AT  hereunder  are,  at  the
                           option of AT, subject to compliance with and/or fulfillment of each of the following conditions prior to the Closing Date.



                               3.2-1  Representations.  The  representations and
                           warranties of EC contained in this Agreement shall be true and correct on and as of the Filing Date and Closing Date, with the same effect as though all such representations and warranties had been made on and as of that date.



                               3.2-2  Compliance.  All the terms,  covenants and
                           conditions hereof to be followed and performed by EC on or before the Filing and/or Closing Date shall be fully and timely performed.

                               3.2-3  Certificate.  AT  shall  have  received  a
                           certificate(s), dated the Closing Date and Filing Date, respectively, and executed by EC's Chief
                           Operating Officer, President (if not the Chief Operating Officer) and Secretary, confirming the provisions of paragraphs 3.2.1 and 3.2.2 of this Article III.

                               3.2-4  Delivery  of  Funds.  Upon  the  execution
                           hereof EC shall deliver an official bank check in the amount of $20,000 (the 'Escrowed Funds') payable to Nadler & Nadler Co., C.P.A. as Escrow Agent (the "Escrow Agent') whom EC and AT appoint as Escrow Agent to hold and disburse the Escrowed Funds pursuant to the terms and conditions of the Escrow Agreement annexed hereto as Exhibit 2.

                               3.2-5  Final  Order  of   Bankruptcy   Court  and
                           Consummation of Purchase Agreement. The United States Bankruptcy Court for the Northern District of Ohio, Eastern Division, shall have entered a final order (i.e.,not subject to motion, appeal, rehearing, certiorari or the like), confirming and approving the purchase by AT of certain assets of Lumara Foods of America ('Lumara Purchase Agreement") , debtor and debtor in possession ("Lumara') in said court in Case No. 1382-946-Y, as are set forth in, and pursuant to the terms and conditions of, that certain Purchase Agreement between AT and Lumara which is annexed hereto as Exhibit 1 (other than the assets described Section

                           1.1-2 which by Final Order of the Court a sale thereof shall be confirmed to the third party); and the transaction contemplated by said Agreement shall be consummated. Except as otherwise provided herein, the closing of said transaction shall occur contemporaneously with the closing of the merger under this Agreement.

                                    3 - 2-6 EC Net  Worth and Cash  Balance.  On
                           the Closing Date, EC shall have a net worth of not less than $300,000 and shall have a cash balance of not less than $350,000; said net worth and cash balance shall include the Escrowed Funds.


                               3  -  2-7  Opinion  of  Counsel.  AT  shall  have
                           received the opinion of Breriman, Epstein, Zerobnick, Raskin & Friedlob, P.C., counsel to EC, dated the Closing Date, which shall provide, inter alia, but without qualifications thereof, the following, to-wit:


                                    (a)  EC  is a  corporation  duly  organized,
                           validly existing and in good standing under the laws of its state of incorporation and has full power and authority, corporate and otherwise, to carry on its business as and where now conducted and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction wherein the character of the properties owned or leased by it or the nature of the business transacted by it to the best of its knowledge makes such qualification necessary.


                                    (b)  The  authorized  capital  stock  of  EC
                           consists of 100,000,000 shares of common stock, $.001 par value per share, of which approximately 13,875,000 shares are outstanding. To the best of the knowledge of such counsel, said outstanding shares have been validly issued and are fully paid and nonassessable.


                                    (c) The  shares  of EC  common  stock  to be
                           received by AT pursuant to this Agreement have been duly authorized and, upon issuance, will be validly issued, fully paid and nonassessable.


                                    (d) To the  best  of the  knowledge  of such
                           counsel, EC has no outstanding rights, options, warrants, contracts or commitments or demands of any character which would require the issuance (or transfer out of treasury) by EC of any shares of its capital stock except for the EC warrants issued and outstanding.


                                    (e)  Compliance   with  the  terms  of  this
                           Agreement and the consummation of this Agreement in accordance with its terms will not conflict with or constitute a default under or breach or violation of or grounds for termination of, or an event which, with the lapse of time or notice and the lapse of time, could constitute a default under, or breach of violation of, or grounds for termination of the Articles of Incorporation, as amended, or the bylaws of EC or any note, indenture, mortgage, deed of trust, or other agreement or instrument to which EC is a party or by which any of them are bound of which such counsel is aware after due inquiry, nor any existing law, order, rule, regulation, writ, injunction or decree known to such counsel or any union or any government, governmental department, commission, board, bureau, agency or instrumentality or court, domestic or foreign, having jurisdiction over EC of its properties. To the best of the knowledge of such counsel, all consents, approvals, authorization and/or orders of any court or governmental agency or body or union or other body which are required by EC to consummate the transactions contemplated herein have been obtained, including all consents, approvals, authorizations and/or orders of any kind required under federal and all applicable state securities laws.


                                    (f) This  Agreement has been duly  approved,
                           authorized, executed and delivered by EC and constitutes a legal and binding obligation of EC, enforceable in accordance with its provisions.


                                    (g) This Agreement
                           has been duly authorized by
                           EC.


                                    (h)   In    connection    with   its   legal
                           representation of EC, such counsel has no knowledge of any conditions or facts which would constitute a breach of any of the representations, warranties and covenants contained in this Agreement.


                                    (i) On the  basis of the  information  which
                           was developed in the course of the performance of the services of such counsel, with respect to EC and its business, properties, management and securities (i) such counsel has no reason to believe that the Proxy

                           Statement contained with respect to EC, as of the date of mailing thereof, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii ) to the best of the knowledge of such counsel, subsequent to the mailing date of the Proxy Statement, on the one hand, and prior to the date of such opinion, on the other, no event, occurrence or state of facts with respect to EC arose or came to light which should have been and was not disclosed to the stockholders of EC under applicable federal securities laws (it being understood, however, that
                           (a) such counsel need not assume any responsibility for any events, occurrences or states of fact relating to EC or its business, properties, management or securities during the periods referred to or for the accuracy, completeness or fairness of the statements contained in, or for any omissions from, the Proxy Statement, except that such counsel shall affirmatively indicate that nothing has come to its attention that has caused such counsel to disbelieve any statements therein in respect of this Agreement, and (b) such counsel need not express an opinion with respect to the financial statements or other financial, statistical or operating data contained therein). Such counsel has submitted to AT a complete listing of the material information AT is required to submit to EC to be disclosed in the Proxy Statement.


                                    (j) To the  best  of the  knowledge  of such
                           counsel, there is no material litigation, proceeding or governmental investigation pending or threatened against or relating to EC, its officers or directors, or its properties or business, or the transactions contemplated by this Agreement.


                               In rendering such opinion, such counsel may rely,
                           to the extent such counsel deems such reliance necessary or appropriate ' upon opinions of other counsel as to matters of law other than that of Colorado and as to matters of fact, upon the representations and warranties in this Agreement and upon certificates and written statements of governmental officials and of any officer or officers of EC or other responsible persons deemed appropriate by such counsel.


                               3.2-8 No Adverse Change.
                           Between the date hereof and the Closing Date, there shall not have been any material adverse change in the condition, financial or otherwise, net worth or results of operations of EC.


                               3.2-9 No
                           Misrepresentations.  On or
                           before the Closing Date, AT
                           shall not have discovered any
                           material error, mistake or
                           omission in the
                           representations and
                           warranties made herein by
                           EC.


                               3.2-10   Consents.   All   consents,   approvals,
                           authorizations, waivers or orders of any court, tribunal, arbitrator or governmental agency or body or union required or necessary for the consummation of the transactions contemplated by this Agreement shall have been obtained. No agency or department of any government unit or subdivision shall have threatened any action against either EC and/or AT to prevent, or as a result of the consummation of this Agreement.


                               3.2-11  Approval of EC and AT  Shareholders.  The
                           holders of a majority of the outstanding capital stock of EC and AT entitled to vote on the approval and adoption of this Agreement shall have voted to approve this Agreement at meetings of such shareholders, duly called and held pursuant to the Articles of Incorporation, as amended, and bylaws of EC and AT, the laws of the States of Utah and Ohio and the applicable state and federal securities laws.

                               3.2-12 Dissenting Shareholders. The holders of no
                           more than ten percent of the outstanding shares of EC or AT entitled to vote at the meetings authorizing the Merger shall have voted against the Merger and filed written objection thereto in accordance with the Utah Corporation Law or the Ohio Corporation Law respectively demanding appraisal of such shares.

                                    3.2-13  Approval of
               Amendment to EC Articles of Incorporation. The proposed amendment to the Articles of Incorporation of EC as described in subsection 1.1-3 of Article I shall have been approved by the holders of a majority of the outstanding capital stock of EC entitled to vote at a meeting of shareholders, duly called and held pursuant to the Utah Corporation Law, pursuant to the Articles of Incorporation and bylaws of EC, and the applicable state and federal securities laws, no later than effective date.

                   3.2-14 Resolutions.  EC will deliver
               to AT a certified copy of resolutions
               adopted by its Board of Directors
               authorizing the execution, delivery and
               performance of this Agreement and all
               documents to be executed and delivered
               by it on the Closing Date.


                   3.2-15 Legal  Matters.  All legal matters in connection  with the consummation of the transaction contemplated by this Agreement and all documents and instruments delivered in connection therewith shall be reasonably satisfactory in form and substance to Thomas A. Zena and such counsel shall have received authenticated copies of such corporate documents and certificates by public officials concerning EC as such counsel may reasonably request.

                   3.2-16 Execution of Lease. On the Closing Date, a third party
               (who may be James R. Cataland or an affiliate of James R. Cataland) shall purchase the assets described in Section 1.1.2 of the Lumara Purchase Agreement from Lumara and shall thereupon enter into a lease with AT upon economic terms no less favorable to AT as those set forth in Section 1.1-4 above and such other terms and conditions as are mutually acceptable to such third party and AT.


                                 ARTICLE IV
                                 TERMINATION


                   4.1 Automatic  Termination.  Except as otherwise  provided in the Escrow Agreement as described in Section 3.2- 4, this Agreement shall automatically terminate (i) in the event the holders of the requisite number of shares of EC or AT do not approve this Agreement, or (ii) unless previously extended by written agreement of all parties hereto at the close of business on February 10,

               1984, if all conditions set out in Article III have not been satisfied or waived by the party having the option to waive the same and this Agreement consummated on or prior to such date.


                  4.2 Termination by Boards of Directors. Except as otherwise provided n the Escrow Agreement as described in Section 3.2-4, this Agreement shall terminate in the event the Board of Directors of either party, prior to the Closing Date, decide that merger is undesirable and vote to terminate this Agreement, whether or not theretofore approved by the EC or AT stockholders.


                   4.3 Effect of  Termination.  Except as otherwise  provided in the Escrow Agreement as described in Section 3.2-4, upon termination of this Agreement as provided in Article VI, all parties shall be released from all further liability hereunder, provided that such termination shall not release any party from any lia bility which such party may have for any breach theretofore occurring of any covenants or agreement herein made by such party or for any willful misstatement contained in any representation and warranty herein made by such party or for any expense which under the provisions of this Agreement such party agrees to bear.


                                  ARTICLE V
                                MISCELLANEOUS


                   5.1     Notice.  Any notice, request,
               instruction or other document to be given hereunder shall be in writing and, except as otherwise provided for herein, shall be delivered personally or sent by registered or certified mail as follows:

               (a) If to EC:

                  3457 Federal Boulevard Denver,
               Colorado 80211
                     Attention: President

                  with a copy to:

                  Brenman, Epstein, Zerobnick,
                  Raskin & Friedlob, P.C.
                  1400 Glenarm Place
                  Denver, Colorado 80202
                  Attention: Thomas Tenenbaum

           (b) If to AT:

                           James R. Cataland
                           Arthur Treacher's, Inc.
                           4959 Mahoning Avenue
      Youngstown, Ohio 44515

with a copy to:

                  Thomas E. Zena
                  407 Legal Arts Center
                  Youngstown, Ohio 44503



                  (c) Nadler & Nadler
                  Attn: Michael Gallo
                  900 Dollar Bank Building
                  Youngstown, Ohio 44503


    5.2 Survival of Representations. The representations, warranties, covenants and agreements herein contained shall survive the execution of this Agreement and the Closing Date and the consummation of the Merger.

    5.3 Benefit. This Agreement shall be binding upon and shall inure to the benefit of EC, AT and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than EC, AT and their successors and assigns, any rights or remedies under or by reason thereof.


    5.4 Fees. EC and AT shall pay their own costs and expense incident to the negotiation, preparation and performance of this Agreement, and compliance with all agreements and conditions contained herein, including all fees, expenses and disbursements of their respective counsel, whether or not the transactions contemplated hereby are consummated.


    5.5 Waiver of Terms.  If any of the  conditions  specified in Section 3.1 of
Article III hereof has not been satisfied, EC may, nevertheless, at its election, proceed with the transactions contemplated hereby and if any of the conditions specified in Section 3.2 of Article III hereof has not been satisfied, AT may, nevertheless, at its election, proceed with the transactions contemplated hereby. Any such election to proceed shall be evidenced by a certificate executed by the President or Vice President and the Secretary or Treasurer of the respective corporation.

    5.6 Modification. This Agreement cannot be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom the enforcement of any waiver, change, discharge or termination is sought. This Agreement contains the entire understanding between the parties with respect to the transactions covered hereby.

    5.7  Applicable Law.  This Agreement will be
construed and governed in accordance with the laws of the State of Colorado (excluding laws relating to conflict of laws).

    5 .8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

    5.9 Status. "Status" as such term is used in this Agreement is a default or breach in specific shall denote whether there contractual obligations and s hall include a description of the character type of such default/breach and the amount thereof in terms of money, if applicable.

    5.10 Broker' s Fee. No agent, broker, person or party, acting on behalf of AT or EC or under either of their respective authority, is or will be entitled to any commission or broker' s or finder' s fee or financial advisory fee or other compensation from any of the parties hereto or any other party in connection with any of the transactions described or contemplated herein, except James Holmes and Freeport Financial Services, Inc. , or their assigns, who, upon consummation of the said transactions, are in the aggregate to receive 500,000 shares of EC common stock, $.001 par value, and $5,000 cash 30 days after the closing and three additional deferred payments of $5,000 each commencing 120 days after the closing and each 90 days thereafter until paid in full except that such deferred payments shall be accelerated if EC receives $200,000 from the exercise of its warrants by April 30, 1984.



    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.



    ATTEST:                            EL CHARRO, INC.


                                By /s/ Steven P.

Levine, President



    ATTEST:

ARTHUR
TREACHER'S, INC.

By:/s/ James R.
Cataland
James R. Cataland,
President



                 FIRST ADDENDUM TO AGREEMENT AND
                    PLAN OF REORGANIZATION
          Dated December 5, 1983 between El Charro, Inc.
                 and Arthur Treacher's, Inc.

        El Charro, Inc. and Arthur Treacher's, Inc. agree
                         as follows:

            1. If any provision in the above described
     Agreement and Plan of Reorganization (the "Plan') is
      inconsistent with any provision in this Addendum, the provision in this Addendum shall control.

             2. The following provisions are added to
      Article V of the Plan: 5.11 Principal office. The principal office of the Surviving Corporation shall be located at 4959 Mahoning Avenue, Youngstown,
                               Ohio
                              44515.



         5.12 Consent to Suit and Service of Process. As of the Effective Date of the Merger, the Surviving Corporation consents to be sued and served with process in the State of Ohio, and irrevocably appoints the Secretary of State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the Surviving Corporation any obligation of Arthur Treacher's, Inc. or to enforce the rights of a dissenting shareholder of Arthur Treacher's, Inc.


      3. The parties hereto hereby ratify and confirm all terms and conditions of the Plan, except as modified herein.


    4 . The terms hereof shall be binding upon and shall inure to the benefit of El Charro, Inc. and Arthur Treacher's, Inc. and their heirs, personal representatives, successors and assigns.


This Addendum may be executed in counterparts and all so executed shall constitute one Addendum, binding on all the parties hereto, notwithstanding that all the parties are not signatory to the same counterpart.

Dated: January 23, 1984

EL
CHARRO, INC.

ATTEST:



By: /s/ Steven P. Levine

Steven P. Levine, President

ATTEST:


ATTEST:
ARTHUR TREACHER'S, INC

/s/ William F. Saculla
By:/s/ James S. Cataland
William F. Saculla , Secretary
James S. Cataland, President

EXHIBIT 3.1.3              Certificate of Merger dated January 23, 1984

                              CERTIFICATE OF MERGER


    Pursuant to the provisions of the Ohio General Corporation Law, Section 1701-81, the undersigned corporations adopt this Certificate of Merger for the purpose of merging Arthur Treacher's, Inc., an Ohio corporation, with and into El Charro, Inc., a Utah corporation.

    1. A copy of the Agreement and Plan of Reorganization dated December 5, 1983, between Arthur reacher's, Inc. and El Charro, Inc. is attached as Exhibit A.

    2. The Boards of Directors of both El Charro, Inc. and Arthur Treacher's, Inc. voted unanimously to pass resolutions concerning the merger.

    3. The number of shares issued and outstanding and entitled to vote on the merger was as follows:

                                                                       Number of
                                           Shares entitled              shares
         Name of corporation                    to vote              outstanding

         El Charro, Inc.                   Common stock,             13,875,000
                                           $.001 par value
         Arthur Treacher's, Inc.           Common stock,                 100
                                           no par value

There were no issued and outstanding shares of either corporation entitled to vote as a class on the merger.

    4. The shareholders' meeting of El Charro, Inc. was held on January 13, 1984. The shareholders' meeting of Arthur Treacher's, Inc. was held on December 5, 1983. Shareholder votes were as follows:

                                                Shares               Shares
             Name of corporation              voted for          voted against

             El Charro, Inc.                    8,355,299                 -0-
             Arthur Treacher's, Inc.                 100                  -0-

There were no issued and outstanding shares of either corporation entitled to vote as a class on the merger.

    5. Articles of Merger have been duly filed with the Secretary of the State of Utah, as required by the laws of that state.

Dated: January 23, 1984

ATTEST:                            EL CHARRO, INC.

                   By: /s/ Steven P. Levine
/s/ Neil Bernstein                  Steven P. Levine, President
Neil Bernstein, Secretary

ATTEST:

/s/ William F. Saculla               ARTHUR TREACHER'S, INC
William F. Saculla, Secretary
                    By: /s/ James R. Cataland
                            James R. Cataland, President





      I, A.J. Hammock, a Notary Public, certify that Steven P.Levine, President of El Charro, Inc., a Utah corporation, personally appeared before me and swore that he signed these Articles of Merger on behalf of El Charro, Inc., a Utah corporation.



      Subscribed and sworn to before me on January 23, 1984.
                             /s/ A.J. Hammock
                               Notary Public
                              State of Colorado
                             County of Denver
      My commission expires: September 2, 1986




          I , MARLENE TRAVIS, a Notary Public, certify that James R. Cataland, President of Arthur Treacher's, Inc., an Ohio corporation, personally appeared before me and swore that he signed these Articles of Merger on behalf of Arthur Treacher's, Inc., an Ohio corporation.

      Subscribed and sworn to before me on January 23, 1984


      My commission expires: July 2, 1986

EXHIBIT 3.1.4 Articles of Merger dated January 27, 1984

                          ARTICLES OF MERGER


    Pursuant to the provisions of the Utah Business
Corporation Act, Section 16-10-69, the undersigned corporations adopt these Articles of Merger for the purpose of merging Arthur Treacher's, Inc., an Ohio corporation, with and into El Charro, Inc., a Utah corporation.

          1.      A copy of the Agreement and Plan of
      Reorganization dated December 5, 1983, between El
      Charro, Inc. and Arthur Treacher's Inc. is attached as
      Exhibit A.

          2.      The Boards of Directors of both El Charro, Inc.
      and Arthur Treacher's, Inc. voted unanimously to pass resolutions concerning the merger.

          3. The number of shares issued and outstanding and entitled to vote on the merger was as follows:


Number of
                                       Shares entitled
shares
      Name of corporation                   to vote
outstanding

      El Charro, Inc.                  Common stock,
13,875,000
                                       $.001 par value
      Arthur Treacher's, Inc.          Common stock,
      100
                                       no par value

      There were no issued and outstanding shares of either corporation entitled to vote as a class on the merger.

          4. The shareholders' meeting of El Charro, Inc. was held on January 13, 1984. The shareholders' meeting of Arthur Treacher's, Inc. was held on December 5, 1983.
      Shareholder votes were as follows:

                                               Shares               Shares

  Name of corporation                         voted for
                                                                  voted against

  El Charro, Inc .                                8,355,229           -0-

Arthur Treache's, Inc.                           100                  -0-

      There were no issued and outstanding shares of either corporation entitled to vote as a class on the merger.

          5. A Certificate of Merger has been duly filed with the Secretary of the State of Ohio, as required by the laws of that state.

Dated: January 23, 1984.


EL
CHARRO, INC
ATTEST:

By:/s/
Steven P. Levine
/s/ Neil Bernstein
Steven P. Levine, President
Neil Bernstein, Secretary



ATTEST:
ARTHUR
TREACHER'S, INC.
 By:/s/
/s/ William F. Saculla
William F. Saculla
James R.
Cataland, President




      I, A.J. Hammock, a Notary Public, certify that Steven
      P.Levine, President of El Charro, Inc., a Utah corporation, personally appeared before me and swore that he signed these Articles of Merger on behalf of El

      Charro, Inc., a Utah corporation.



      Subscribed and sworn to before me on January 23,
      1984.
                                                       /s/ A.J. Hammock
                                                          Notary Public
                                                      State of Colorado
                                                       County of Denver
      My commission expires: September 2, 1986




          I , MARLENE TRAVIS, a Notary Public, certify that James R. Cataland, President of Arthur Treacher's, Inc., an Ohio corporation, personally appeared before me and swore that he signed these Articles of Merger on behalf of Arthur Treacher's, Inc., an Ohio corporation.

      Subscribed and sworn to before me on January 23, 1984

      My commission expires: July 2, 1986

EXHIBIT 3.1.5 Articles of Amendment to the
Articles of Incorporation

    Articles of Amendment to the Articles of Incorporation

         Pursuant to the provisions of the Utah Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

         FIRST:            The name of the corporation is: El Charro, Inc.

         SECOND:      The following amendment was adopted by the shareholders
of the corporation on January 13, 1984, in the manner prescribed by the Utah Business Corporation Act:

                          Article I

         Name. The name of the Corporation (hereinafter called the "Corporation") is ARTHUR TREACHER'S, INC.

                          Article IV

         Capitalization - The Corporation shall have the authority to issue 100,000,000 shares of stock each having a par value of $.001. All stock of the Corporation shall be of the same class and shall the same rights and preferences . Fully paid stock of this Corporation shall not be liable for further call or assessment. The authorized trading be issued at the discretion of the Directors.

         THIRD: The number of shares of the corporation outstanding at the time of such adoption was 13,875,000; and the number of shares entitled to vote thereon was 13,875,000.

         FOURTH: The designation and number of outstanding shares of each class entitled to vote thereon as a class were as follows:

         Class                                      Number of Shares

         Common Stock,                         13,875,000
                  $.001 par value

         FIFTH: The number of shares voted for the amendment of Article I was 8, 355,299 and the number of shares voted against such amendment was -0-.
The number of shares voted for the amendment of Article IV was 8,351,299; and the number of shares voted against such amendment was 4,000.
         SIXTH: The number of shares of each class entitled to vote thereon as a class voted for and against such amendment, respectively, was:

         Class                    Number of Shares
                                            For           Against
         None
         SEVENTH: The manner, if not set forth in such amendment, in which any exchange, reclassification or cancellation of issued shares provided for in the amendment shall be effected is as follows: None.

         EIGHTH: The manner is which such amendment effects a change is the amount of stated capital and the amount of stated capital as changed by such amendment are as follows: None

                                        EL CHARRO, INC.

                                        By: /s/ Steven P. Levine
                                           Steven P. Levine, President

                                 By:/s/ Neil S. Bernstein
                                  Neil S. Bernstein, Secretary

STATE OF COLORADO                        )
                                                                )
CITY AND COUNTY OF DENVER      )

         Before me, A.J. Hammock Notary Public in and for the said county and state, personally appeared Steven and Neil S. Bernstein, who acknowledged before me that they are the President and Secretary, respectively of El Charro, Inc., a Utah corporation, and that each signed the foregoing Articles of Amendment as his free and voluntary act and deed for the uses and purposes therein set forth, and that the facts contained therein are true.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of January,
1984.

         My commission expires: September 2, 1986

                 /s/A.J.Hammock
                  Notary Public

EXHIBIT 3.1.6  Amendment to Articles of
Incorporation dated January 27, 1986

                     ARTICLE OF AMENDMENT

                            TO THE

                  ARTICLES OF INCORPORATION
                Pursuant to the provisions of the Utah Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of
Incorporation:
                FIRST: The name of the corporation is ARTHUR TREACHER'S, INC.
                SECOND: The following amended Articles of Incorporation were adopted by the shareholders of the corporation on January 20, 1986, in the manner prescribed by the Utah
Business Corporation Act:
                          ARTICLE I
                Name. The name of the Corporation (hereinafter called the "Corporation") is
ARTHUR TREACHER'S, INC.
                          ARTICLE II
                Period of Duration. The period of duration of the Corporation is perpetual.
                         ARTICLE III
                Purposes and Powers. The purpose for which this Corporation is organized is to invest in all forms of investments and engage in all types of business, including the restaurant business, real and personal property, stocks and bonds, minerals and oil, and to acquire options to purchase such properties, and to engage in all other lawful business.
                          ARTICLE IV
Capitalization. The Corporation shall have the authority to issue 11,000,000 (eleven million) shares of stock of which 1,000,000 (one million) shares shall be Serial Preferred Stock, par value $.01 per share, and 10,000,000 (ten million) shares shall be Common Stock, par value $.01 per share. Fully paid stock of this Corporation of either class shall not be liable for further call or assessment. The authorized trading shares of each class shall be issued at the discretion of the
Directors.
                Reverse Split. Each ten shares of Common Stock of the Corporation, each having a par value of one tenth of one cent, issued and outstanding or held by the Corporation as treasury stock, immediately prior to the issuance by the Division of Corporations and Commercial Code of the State of Utah of a certificate of revision pursuant to which these 1986 Revised Articles of Incorporation shall become effective, shall, upon such issuance, thereby, and thereupon be automatically changed into one share of' Common Stock, par value $.01 per share. The Corporation shall not issue fractional shares which may result from the foregoing change but, in lieu thereof, shall pay to the holder of a fractional share interest an amount in cash, equivalent to such fraction, based upon the mean of the closing bid and asked prices of the Corporation's shares of stock traded on the over-the-counter market, as of the close of business on the date such certificate of revision is issued, adjusted to reflect the foregoing change. The stated capital of the Corporation shall not change as a result of the foregoing change, other than in respect of fractional shares that are not issued as herein provided.
                          DIVISION A
                RIGHTS, PREFERENCES, AND LIMITATIONS OF THE SERIES PREFERRED
                            STOCK
                    The designations, rights, preferences, and limitations of the Series Preferred Stock are as follows:
                    1. The Series Preferred Stock may be issued as may be permitted by law, without action by any shareholders, from time to time in one or more series and with such designation for each such series, as shall be stated and expressed in the resolution or resolutions providing for the issue of each series adopted by the Board of Directors. All shares of Series Preferred Stock of any one series shall be identical with each other share of the same series from and after the date of issuance. All shares of Series Preferred Stock shall rank equally and shall be identical, except in respect of the matters that may be fixed by the Board of Directors as hereinafter provided. Subject to the provisions of Sections 2 through 8, inclusive, of this Division A, which shall apply to all shares of Series Preferred Stock, the Board of Directors is hereby authorized to cause such shares of Series Preferred Stock to be issued in one or more series and with respect to each such series prior to the issuance thereof to fix and determine:
          (a) The division of the Series Preferred Stock into series and the designation of the series, which may be by distinguishing number, letter or title.


          (b) The number of shares of the series, which number the Board of Directors may increase or decrease, except where otherwise provided in the creation of the series.


         (c) The dividend rate of the series, the dates at which dividends, if declared, shall be payable, and the dates from which dividends shall be cumulative.



                  (d) The amount payable upon shares of the series in the event of involuntary liquidation.


                  (e) The amount payable upon shares of the series in the event of voluntary liquidation.


                  (f) The price at and the terms and conditions on which shares of the series may be redeemed, if the shares of the series are to be redeemable.


                  (g) Sinking fund provisions for the purchase or redemption of shares of the series, if any.


                  (h) The terms and conditions on which shares of the series shall be convertible into shares of Common Stock, if the shares of any series are issued with the privilege of conversion..

    The Board of Directors is authorized to adopt from time to time amendments to the Articles of
    Incorporation of the Corporation fixing, with respect to each such series, the matters specified in clauses (a) to (h) both inclusive of this Section 1 of this Division A.
                    2. The holders of Series Preferred Stock of each series, in preference to the holders of shares of Common Stock and any other class of shares ranking junior to the Series
    Preferred Stock, shall be entitled to receive out of any funds legally available and when and as declared by the Board of Directors cash dividends at the rate (and no more) for such series fixed in accordance with the provisions of Section 1 of this Division A, payable quarterly on the dates fixed for such series. Such dividends shall be cumulative, in the case of shares of each particular series, from and after the payment date or dates fixed with respect to such series. No dividends may be paid upon or declared and set apart for any of the Series Preferred Stock for any dividend period unless at the same time a like proportionate dividend for the same dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid upon or declared or set apart for all Series Preferred Stock of all series then outstanding and entitled to receive such dividend.
                    3. So long as any Series Preferred Stock is outstanding, no dividend, except a dividend payable in shares of Common Stock or any other shares of the Corporation ranking junior to the Series Preferred Stock, shall be paid or declared or any distribution be made, nor shall any shares of Common Stock or any other shares of the Corporation ranking junior to the Series
    Preferred Stock be purchased, retired or otherwise acquired by the
    Corporation:
                 (a) Unless all accrued and unpaid dividends on the Series Preferred Stock, including the full dividends for the current dividend period, shall have been declared and paid or a sum sufficient for payment thereof set apart; and

                 (b) Unless there shall be no default with respect to the redemption of Series

           Preferred Stock of any series from, and no default with respect to any required payment into, any sinking fund provided for shares of such series in accordance with the provisions of
           Section 1 of this Division A.


                           4.        Subject to the express terms of each
    series
    and to the provisions of
           Section 6 of this Division A, the Corporation (1) may from time to time redeem all or any part of the Series Preferred Stock of any series at the time outstanding at the option of the Board of Directors at the applicable redemption price for such series and on the terms and conditions for such redemption fixed in accordance with the provisions of
    Section 1 of this Division A,
           or (2) shall from time to time make such redemptions of the as may be required to fulfill the
           Series Preferred Stock as may be required to fulfill the requirements of any sinking fund provided for shares of such series at the applicable sinking fund redemption price fixed in accordance with the provisions of Section 1 of this Division A, together in each case with accrued and unpaid dividends to the redemption date.
                           5. (a) The holders of Series Preferred Stock of any series shall, in case of liquidation, dissolution or winding up of the Corporation, be entitled to receive, from the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of shares of Common Stock or any other shares ranking junior to the
           Series Preferred Stock, the amounts fixed with respect to shares of such series in accordance with Section 1 of this Division A, plus in any such event an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the Corporation. In case the net assets of the
           Corporation legally available therefor are insufficient to permit the payment-upon all outstanding shares of Series Preferred Stock of the full preferential amount to which they are respectively entitled, then such net assets shall be distributed ratably upon outstanding shares of Series Preferred Stock in proportion to the full preferential amount to which each such share is entitled.
                           After payment to holders of Series Preferred Stock of the full preferential amounts as aforesaid, holders of Series Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.
                           (b)      The merger or consolidation of the
Corporation into or with any other
           corporation, or the merger of any other corporation into it, or the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation or winding up of the Corporation for the purposes of this
           Section 5 of this Division A.
                           6. The holders of Series Preferred Stock shall not be entitled to vote upon any matters presented to shareholders except as otherwise required by law
                           7.       For the purposes of this Division A:
                                            (a) Whenever reference is made to
    shares "anking prior to the Series
           Preferred Stock,"such reference shall mean and include all shares of the Corporation in
           respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary
    liquidation,
dissolution or winding up
           of the Corporation are given preference over the rights of the holders of Series Preferred
           Stock.
                                            (b)      Whenever reference is made
to shares "n a parity with the
           Series Preferred Stock,"such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary
liquidation,
dissolution or winding up
           of the Corporation are on an equality with the rights of the holders of Series Preferred Stock.
                                            (c)      Whenever reference is made
to shares "anking junior to the
           Series Preferred Stock,"such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends and as to distributions in the event of a voluntary or involuntary
liquidation,
dissolution or winding up
           of the Corporation are junior or subordinate to the rights of the holders of Series Preferred
           Stock.
                           8.       (a) No holder of Series Preferred Stock of
any series shall be entitled as
           such as a matter of right to subscribe for or purchase any part of any issue of shares of the
           Corporation, of any class whatsoever, or any part of any issue of securities convertible into shares of the Corporation, of any class whatsoever, and whether issued for cash, property, services or otherwise.
                                            (b)      The Corporation is
authorized to purchase any shares of any
           series of Serial Preferred Stock from time to time and at such times,
in such manner, for such
           reasons and on such terms and conditions as shall be deemed appropriate by the Board of
           Directors.
                               DIVISION B
           RIGHTS, PREFERENCES AND LIMITATIONS OF COMMON STOCK
                The shares of Common Stock of the Corporation shall be subject to the rights and preferences of the Series Preferred Stock and any series thereof. Each share of Common Stock shall be equal to every other share of Common Stock. Each outstanding share of Common Stock of the
Corporation shall be entitled to one vote on each matter submitted to a vote at the meeting of the stockholders. Each holder of shares of Common Stock shall be entitled to vote his or its shares in person or by proxy, executed in writing by such stockholder, or by his duly authorized attorney in fact.
At each election of directors, every stockholder entitled to vote in such election shall have the right to vote, in person or by proxy, the number of shares owned by him or it for as many persons as there are
Directors to be elected and for whose election he or it has the right to vote, but the stockholder shall have no right to accumulate his or its votes with regard to such election.
                                  ARTICLE V
                Preemptive Rights. There shall be no preemptive rights to acquire unissued and/or treasury shares of the stock of the Corporation of any class.
                                  ARTICLE VI
                1986 Revised Articles to Supersede Existing Articles. These 1986 Revised Articles of
Incorporation shall supersede the original Articles of Incorporation of the Corporation and all
amendments thereto.
                THIRD:         The number of shares of the corporation
outstanding at the time the amended
Articles of Incorporation were adopted was 50,331,500 and the number of shares entitled to vote thereon was 50,331,500.
                FOURTH:             The designation and number of outstanding
shares of each class entitled
to vote thereon as a class were as follows:
                         Class                             Number of
                    Common Stock                           Shares
                                                           50,331,500

 .          FIFTH: The number of shares voted for such amendment was 36,169,820 and the number of
shares voted against such amendment was 3,000.
         SIXTH: The manner in which the exchange of issued shares provided for in the amendment shall be effected is set forth in Article IV of the amended Articles of Incorporation. As soon as practicable after the effectiveness of the amended Articles of Incorporation (the "Effective Date"), the corporation will mail to all holders of record on the Effective Date a Letter of Transmittal used by such holders in exchanging their share certificates.


         SEVENTH:    The amended Articles of Incorporation effect no change in
the amount of stated
capital, other than in respect of cash that is paid to holders of a fractional share interest, in accordance with Article IV of the amended Articles of Incorporation.


Dated: January 23, 1986

ARTHUR TREACHER'S, INC.


By:/s/ James R. Cataland
     James R. Catland
     Its President

and /s/ William F. Saculla
       Its Secretary

    STATE OF OHIO                 )
                                                 ) SS.
    COUNTY OF MAITONING)

             BEFORE ME, a Notary Public in and for the said County and State, personally appeared
             JAMES CATALAND who acknowledged before me that he is the PRESIDENT of Arthur
             Treacher's, Inc. , a Utah corporation and that he signed the foregoing Articles of
             Amendment as his free and voluntary act and deed for the uses and purposes therein set forth.

             IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of January,
             A.D. 1986.

                My commission expires No Expiration

                                 /s/ Notary Public
                               Notary Public

EXHIBIT 3.1.7 Articles of Amendment to Articles of Incorporation dated June 28, 1996

                     ARTICLES OF AMENDMENT
                              TO
                   ARTICLES OF INCORPORATION

                    ARTHUR TREACHE'S INC.

To the Secretary of State:

         Pursuant to the provisions of the Utah Business Corporation Act,
Section 16-10a-1006,
the undersigned corporation hereby amends its Articles of Incorporation, and for that purpose, submits the following statement:

         (1) The name of the corporation is ARTHUR TREACHER'S, INC..


         (2) The text to the amendment adopted is:

         "FOURTH: The total number of shares of capital stock which the corporation shall have the authority to issue is 27,000,000 of which 2,000,000 shall be Preferred Stock, par value $0.01 per share, and 25,000,000 shall be Common Stock, par value $0.01 per share."
         (3) The amendment was duly adopted on June 28, 1996 by the shareholders in accordance with the provisions of Section 16-10a-1000.
         (a) Of the 8,076,157 shares of Common Stock, $0.1 par value, entitled to vote on the
amendment, 5,813,246 were indisputably represented at a special meeting of shareholders on June 28,
1996; and                  (b) The following number of shares of Common Stock
have been voted in favor of and
against the adoption of the Resolution:
                  5,801,796    Shares in Favor     5,799,796
                 10,550        Shares Against         12,550
                        900    Abstain                   900

         The number of voted casted for the amendment was sufficient for the approval of the amendment by all the shareholders entitled to vote thereon.

                                ARTHUR TREACHER'S, INC.
Date:6/28/96                   By: /s/  R. Frank Brown
                               Name: R. Frank Brown
                                   Title: President

EXHIBIT 3.2   Registrant's By-Laws

                         EXHIBIT 'B'
                           BY-LAWS
                              OF
                   ARTHUR TREACHE'S, INC.
                     ARTICLE I - OFFICES

      The principal office of the corporation in the State of Utah shall be located in the City of Salt Lake, County of Salt Lake. The corporation may have such other offices, either within or without the State of Incorporation as the Board of Directors may designate or as the business of the corporation may from time to time require.


                  ARTICLE 11 - STOCKHOLDERS

      1. ANNUAL MEETING.

      The annual meeting of the stockholders shall be held on the 23rd day of September in each year, beginning with the year 1983 at the hour of one o'clock p.m. for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day.

2.    SPECIAL MEETINGS.      UCS 16-10-26

      Special meetings of the stockholders, For any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the directors, and shall be called by the president at the request of the holders of not less than ten percent of all the outstanding shares of the corporation entitled to vote at the meeting.

      3. PLACE OF MEETING.

      The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors
A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting.
If no designation is made, or if a special meeting be otherwise called the place of meeting shall be the principal office of the corporation.

      4. NOTICE OF MEETING.  UCA 16-10-27

      Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each
stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.


      5. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.  UCA 16-20-28

      For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in case, fifty days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

      6. VOTING LISTS.  UCA 16-10-29

      The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled
to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of
stockholders.

7.    QUORUM.    UCA 16-10-30

      At any meeting of stockholders a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders.  If less
than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

      8. PROXIES.  UCA 16-10-30

      At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9.    VOTING.     UCA 16-10-30

      Each stockholder entitled to vote in accordance with the terms and provisions of the Certificate of ,Incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

        10.       ORDER OF BUSINESS.

        The order of business at all meetings of the stockholders shall be as follows:

         1.  Roll Call.

         2.  Proof of notice of meeting or waiver of notice.

         3.  Reading of minutes of preceding meeting.

         4.  Reports of Officers.

         5.  Reports of Committees.

         6.  Election of Directors.

         7  Unfinished Business.

         8.  New Business.


        11.       INFORMAL ACTION BY STOCKHOLDERS.   UCA 16-10-138

         Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                    ARTICLE III BOARD OF DIRECTORS
        1.        GENERAL POWERS.   UCA 16-10-33
      The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of. this State.

      2. NUMBER, TENURE AND QUALIFICATIONS.

      The number of directors of the corporation shall be not more than nine
(9) or less than three (3).
Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

         3.       REGULAR MEETINGS.  UCA 16-10-40

         A regular meeting of the directors shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

      4. SPECIAL MEETINGS.

      Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5.         NOTICE        UCA 16-10-40

           Notice of any special meeting shall be given at least two days previously thereto by written notice delivered personally or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance or a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.


6.   QUORUM.  UCA 16-10-38

      At any meeting of the directors a majority shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

      7. MANNER OF ACTING.

      The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

      8. NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

      Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.



      9. REMOVAL OF DIRECTORS.

      Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.



        10.       RESIGNATION.

        A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such offer, and the acceptance of the resignation shall not be necessary to make it effective.



        11.       COMPENSATION.

        No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.



        12.       PRESUMPTION OF ASSENT.

        A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

        13.       EXECUTIVE AND OTHER COMMITTEES.

        The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.



14.        ACTION WITHOUT A MEETING.    UCA 16-10-40

           Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by
all of the Directors.

                     ARTICLE IV - OFFICERS


        1 .       NUMBER.

        The officers of the corporation shall be a president, a vice president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.


      2. ELECTION AND TERM OF OFFICE.

      The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.



      3. REMOVAL

      Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.



      4. VACANCIES.

      A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

      5. PRESIDENT.

      The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation.
He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shallperform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.



      6. VICE PRESIDENT.

      In the absence of the president or in event of his death, inability or refusal to act, the vice president shall perform the duties of the president, and when so acting, shall have all powers of and be subject to all the restrictions upon the president. The vice president shall perform such other duties as from time to time may be assigned to him by the president or by the directors.

      7. SECRETARY.

      The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, so that all notices are duly given in accordance with the provisions of these by-laws or as required, by custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholders, have general charge of the stock transfer books of the corporation and in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.


      8. TREASURER.

      If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine.
He shall have charge and
custody of and be responsible for all funds and securities of the corporation; receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

         9 .      SALARIES.

         The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

         ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS

      1. CONTRACTS.

      The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

        2 .       LOANS.

        No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

      3. CHECKS, DRAFTS, ETC.

      All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

      4. DEPOSITS.

      All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.
   ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER

1.    CERTIFICATES FOR SHARES.

      Certificates representing shares of the corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the stockholders, the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the corporation as the directors may prescribe.

      2. TRANSFER OF SHARES.

      (a) Upon Surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office.

      (b) The corporation shall be entitled to treat the holder of -record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize an equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as permissive provided by the laws of this State.

                     ARTICLE VII - FISCAL YEAR

         The fiscal year of the corporation shall begin on the first day of January in each year.

                      ARTICLE VIII - DIVIDENDS

         The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                      ARTICLE IX - SEAL

      The directors may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words,
"Corporate Seal."

                 ARTICLE X - WAIVER OF NOTICE

      Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the Articles of Incorporation, a waiver to such notice, whether before or after the time-stated therein, shall be deemed equivalent to the giving of such notice.

                   ARTICLE XI - AMENDMENTS

      These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders'
meeting or at any special stockholders' meeting when the proposed amendment has been set out in the
notice of such meeting.

                ARTICLE XII - INDEMNIFICATION

      The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Utah, indemnify and upon request may advance expenses to any person who is or was a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to be a trustee, director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a trustee, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of any such action, suit, proceeding or claim. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person.

      The Corporation may purchase and maintain insurance on any person who is or was a trustee, director, officer, employee or agent of the Corporation or is or was serving at the request of the
Corporation as a trustee, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability incurred by him in any such position or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article XII.

EXHIBIT 4.1 Form of Common Stock Certificate

                         COMMON STOCK
COMMON STOCK
PAR VALUE $.001
PAR VALUE $.001
SHARES
SEE REVERSE FOR CERTAIN
DEFINITIONS AND LIMITATIONS  CUSIP 042901 30 6
ARTHUR TREACHER'S, INC.
INCORPORATED UNDER THE LAWS OF THE STATE OF UTAH
THIS CERTIFIES THAT MCLAUGHLIN & STERN, LLP
IS THE OWNER OF THIRTEEN THOUSAND SHARES
FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK, OF
ARTHUR TREACHER'S, INC.

Dated: NOVEMBER 11, 1996

EXHIBIT 4.2 Certificate of Designation on Series
A Preferred Stock

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK,
                                     SERIES A OF
                              ARTHUR TREACHER'S, INC.

ARTHUR TREACHER'S, INC., a corporation organized and existing under the Utah Business
Corporation Act,

DOES HEREBY CERTIFY:
That, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation (as amended) of said Corporation, and pursuant to the provisions of Section 16-10-15 of the Utah Business
Corporation Act, said Board of Directors at a meeting duly held on January 20, 1986, adopted a resolution providing for the designation, number, voting powers, preferences and rights of the 10% Cumulative
Convertible Preferred Stock, Series A and the qualifications, limitations, or restrictions thereof, which resolution is as follows:



                      RESOLUTION FIXING
                        EXPRESS TERMS
                              OF
     10% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES A
                              OF
                   ARTHUR TREACHER'S, INC.



         RESOLVED, that there is hereby established a second series of Preferred Stock, the designation, number, voting powers, preferences and rights and the qualifications, limitations, or restrictions thereof are as follows:

           Section 1.       Designation of  Series.

The series shall be designated "10% Cumulative Convertible Preferred Stock, Series A" ("Series A
Preferred Stock").

         Section 2.         Number of Shares.

         The number of shares of Series B Preferred Stock is 187,000, which number the Board of
Directors may increase or decrease (but not below the number of shares of the series then outstanding).

Section 3.        Dividends.


         (a) The holders of shares of Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of any funds legally available for the declaration of dividends, cumulative dividends at the annual rate of $.10 per share, and no more, payable quarterly in cash, on the fifteenth day of March, June, September, and December of each year, hereinafter referred to as the "quarterly dividend dat", to stockholders of record on such dates respectively preceding the payment thereof as may be fixed by the Board of Directors in declaring any such dividends. Such dividends shall be cumulative from the date of issuance, and the first such dividend shall be prorated from the date of Issuance. Accumulations of dividends on shares of Series A Preferred Stock shall not bear Interest.


         (b) So long as any shares of Series A Preferred Stock shall remain outstanding, no dividends or other distributions (other than dividends payable In shares ranking junior to the Series A
Preferred Stock, both as to dividends and In liquidation) shall be paid upon or set apart for or distributed with respect to any shares ranking junior to the Series A Preferred Stock (either as to dividends or assets) at any time when there exists a default with respect to the payment of dividends with respect to outstanding shares of Series A Preferred Stock.

         Section 4.        Liquidation Preference.


         (a) In the event of any liquidation, dissolution, or winding up of the Corporation, or any distribution of its capital, the holders of shares of the Series A Preferred Stock shall be entitled to receive, from the assets of the Corporation, payment in cash of an amount equal to $1.00 per share, plus a further amount equal to all accrued and unpaid cumulative dividends on the Series A Preferred
Stock to the date of payment of the amount due pursuant to such liquidation, dissolution, or winding up of the Corporation, before any distribution of assets shall be made to the holders of any class of shares ranking junior to the Series A Preferred Stock, either as to dividends or assets. If, upon such liquidation, dissolution, winding up, or distribution of capital, the assets thus distributable to the holders of shares of Series A Preferred Stock shall be insufficient to permit the payment to such holders of the preferential amounts aforesaid, then such assets or the proceeds thereof shall be distributed ratably among the holders of shares of Series A Preferred Stock according to the number of such shares held by each. After such payment to the holders of shares of Series A Preferred Stock, the remaining assets and funds of the Corporation shall be divided and distributed among the holders of shares ranking junior to the Series A Preferred Stock, then outstanding, according to their respective interests.


         (b) The liquidation, dissolution, winding up, or distribution of capital, as such terms are used In the foregoing paragraph, shall not be deemed to include any consolidation or merger of the
Corporation with another corporation or any transfer of substantially the entirety of the property and assets of the Corporation to another corporation.

           Section 5.      Redemption and Purchase.

         (a) At the election of the Corporation, to be exercised by resolution adopted by its Board of Directors, all or any part of the shares of Series A Preferred Stock may be redeemed, for one year after the date of issuance, on any quarterly dividend payment date upon not lets than 30 days' nor more than 60 days' previous notice given by first-class mail, postage prepaid, to the holders of record thereof at their addresses as the same appear on the records of the Corporation and by
(a) paying for each
share thereof called for redemption $1.00, plus a further amount equal to all accrued and unpaid cumulative dividends on the Series A Preferred Stock to the date fixed for redemption, or, in lieu of such payment, by (b) depositing the redemption price in cash on or prior to said redemption date with such bank or trust company In the City of Cleveland, Ohio, as may be designated by the Board of
Directors of the Corporation in trust for payment on the redemption date to the holders of the shares of Series A Preferred Stock so to be redeemed. In case of the redemption of less than all of the outstanding shares of Series A Preferred Stock, the shares to be redeemed may be selected by lot or pro rata, or by call of all or any part of the shares owned by one or more holders of such shares, or by such other method as the Board of Directors In its discretion may determine, and notice, as above provided, shall be given to the holders of record whose shares have been so selected for redemption.
On and after the date fixed in any such notice as the date of redemption of the shares of Series A
Preferred Stock, unless default shall be made by the Corporation in the payment and/or deposit-of the redemption price pursuant to such notice and to the provisions hereof, all dividends on the shares of
Series A Preferred Stock so called for redemption shall cease to accrue, and on such date or on deposit
In trust as aforesaid of funds sufficient for such redemption (notice of redemption having been given as aforesaid), whether said deposit shall have been made on said redemption date or prior thereto, all rights of the holders of said shares of Series A Preferred Stock as stockholders of the Corporation shall cease except the right to receive the redemption price and no more - from the Corporation or from a depositary as above described, upon surrender of their certificates properly endorsed. If the holders of the shares of Series A Preferred Stock which shall have been called for redemption shall not, within six years after such deposit, claim the amount deposited for the redemption of their shares, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts, and thereupon such bank or trust company and the Corporation shall be relieved of all responsibility in respect thereof and to such holders.


         (b) The Corporation may also, from time to time, purchase or otherwise acquire outstanding shares of Series A Preferred Stock.


         (c) Any shares of Series A Preferred Stock which are redeemed or purchased by the
Corporation or which are converted into Common Stock of the Corporation pursuant to the conversion privilege shall have the status of authorized but unissued shares of Preferred Stock without designation of any series.

           Section 6.       Conversion Privilege.

         (a)      Subject to and upon compliance with the provisions of this
Section 6, the shares of
Series A Preferred Stock may, at the option of the holder, at any time (in the case of shares called for redemption, then until and including the close of business on the date fixed for redemption but not thereafter if payment of the redemption price has been duly provided for by the date fixed for redemption), be converted into shares of Common Stock (as such shares shall be constituted at the conversion date) at the conversion ratio in effect at the conversion date.


         (b) The holder of each share of Series A Preferred Stock may exercise the conversion privilege in respect thereof by delivering to any transfer agent of the shares of Series B Preferred Stock the certificate for the share to be converted accompanied by written notice that the holder elects to convert such share. Conversion shall be deemed to have been effected Immediately prior to the close of business on the date when such delivery is made, and such date is referred to in this Section 6 as the "Conversion Date." On the Conversion Date or as promptly thereafter as practicable the Corporation shall issue and deliver to the holder of the shares of Series A Preferred Stock surrendered for conversion, or on his written order, a certificate for the number of full shares of Common Stock
issuable upon the conversion of such shares of Series II-Preferred Stock and a check or cash in respect of any fraction of a share as provided in paragraph (c) of this Section 6.
The person in whose name the
stock certificate is to be issued shall be deemed to have become a holder of shares of Common Stock of record on the Conversion Date. No adjustment shall be made for any dividends accrued on shares of Series A Preferred Stock surrendered for conversion or for dividends on the shares of Common
Stock issued on conversion.


         (c) The Corporation shall not be required to issue fractional shares of Common Stock upon conversion of Series A Preferred Stock. If more than one share of Series B Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common
Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares so surrendered. If any fractional interest in a share of Common Stock would otherwise be delivered upon the conversion of any shares of Series A Preferred stock, the Corporation, in lieu of delivering a fractional share therefore, shall pay to the owner of a fractional share interest an amount in cash (computed to the nearest cent), equivalent to such fraction, based upon the mean of the closing bid and asked prices of the Corporation's shares of stock traded on the over-the-counter market, as of the close of business on the Conversion Date.


         (d) Unless and until an adjusted conversion ratio is required to be computed as hereinafter provided, the conversion ratio of Series A Preferred Stock for Common Shares shall be 9:10. For example, a holder of 9 shares of Series A Preferred Stock may covert such shares into 10 shares of
Common Stock.

         (e) In the event of a stock dividend, stock split, or other subdivision, reclassification or combination of the Common Stock, the conversion ratio shall be adjusted proportionately.


         (f) The issuance of stock certificates on conversions of shares of Series A Preferred Stock shall be without charge to the converting stockholder for any tax in respect to the issuance thereof.
The Corporation shall not, however, be required to pay any tax which may be payable In respect to any transfer involved in the issuance and delivery of shares In any name other than that of the holder of the
shares of Series A Preferred Stock converted, and the Corporation shall not be required to issue or deliver any such stock certificates unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.


         (g) The Corporation hereby reserves and shall at all times reserve and keep available, free from pre-emptive right, out of its authorized but unissued stock, for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its duly authorized shares of
Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.

           Section 7.      Voting Rights.

         The holders of shares of Series A Preferred Stock shall not be entitled to vote, except as otherwise required by law.


         IN WITNESS WHEREOF, said ARTHUR TREACHER'S, INC. has caused this certificate to be signed by JAMES R. CATALAND, its PRESIDENT and by WILLIAM F. SACULLA, its SECRETARY, this 24th day of January, 1986.

                                              ARTHUR TREACHER'S, INC.
                                              /s/ James R. Cataland
                                              James R. Cataland, President

                                               /s/ William F. Saculla
                                        William F. Saculla, Secretary

STATE OF OHIO                       )

COUNTY OF TRUMHILL,                 ) SS



BE IT REMEMBERED that on this 24th day of April, 1986 , personally came before me, a Notary
Public in and for the County dnd State aforesaid, James R. Cataland, President of Arthur Treacher's,
Inc., a corporation of the State of Utah, and he duly executed said certificate before me and acknowledged the said certificate to be the free act and deed of said Corporation and the facts stated therein are true.

           IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.
                                  /s/ Cynthia A. Saculla

EXHIBIT 4.3 Certificate of Designation on Series
B Preferred Stock

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF 10%
CUMULATIVE CONVERTIBLE PREFERRED STOCK,
                                     SERIES B OF
                              ARTHUR TREACHER'S, INC.

ARTHUR TREACHER'S, INC., a corporation organized and existing under the Utah Business Corporation Act,

DOES HEREBY CERTIFY:
That, pursuant to authority conferred upon the Board of Directors by the Articles of
Incorporation (as amended) of said Corporation, and pursuant to the provisions of Section
16-10-15 of the Utah Business Corporation Act, said Board of Directors at a meeting duly held on September 10, 1987, adopted a resolution providing for the designation, number, voting powers, preferences and rights of the 10% Cumulative Convertible Preferred Stock,
Series B and the qualifications, limitations, or restrictions thereof, which resolution Is as follows:



                      RESOLUTION FIXING
                        EXPRESS TERMS
                              OF
     10% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES B
                              OF
                   ARTHUR TREACHER'S, INC.



         RESOLVED, that there is hereby established a second series of

Preferred Stock, the
designation, number, voting powers, preferences and rights and the qualifications, limitations, or restrictions thereof are as follows:

Section 1.         Designation of  Series.

The series shall be designated "10% Cumulative Convertible Preferred Stock, Series B" ("Series B
Preferred Stock").

         Section 2.         Number of Shares.

         The number of shares of Series B Preferred Stock is 600,000, which number the Board of
Directors may increase or decrease (but not below the number of shares of the series then outstanding).

Section 3.        Dividends.


         (a) The holders of shares of Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of any funds legally available for the declaration of dividends, cumulative dividends at the annual rate of $.10 per share, and no more, payable quarterly in cash, on the fifteenth day of March, June, September, and December of each year, hereinafter referred to as the "quarterly dividend date", to stockholders of record on such dates respectively preceding the payment thereof as may be fixed by the Board of Directors in declaring any such dividends. Such dividends shall be cumulative from the date of issuance, and the first such dividend shall be prorated from the date of Issuance. Accumulations of dividends on shares of Series B Preferred Stock shall not bear Interest.


         (b) So long as any shares of Series B Preferred Stock shall remain outstanding, no dividends or other distributions (other than dividends payable In shares ranking junior to the Series B
Preferred Stock, both as to dividends and In liquidation) shall be paid upon or set apart for or distributed with respect to any shares ranking junior to the Series B Preferred Stock (either as to dividends or assets) at any time when there exists a default with respect to the payment of dividends with respect to outstanding shares of Series B Preferred Stock.

         Section 4.        Liquidation Preference.


         (a) In the event of any liquidation, dissolution, or winding up of the Corporation, or any distribution of its capital, the holders of shares of the Series B Preferred Stock shall be entitled to receive, from the assets of the Corporation, payment in cash of an amount equal to $1.00 per share, plus a further amount equal to all accrued and unpaid cumulative dividends on the Series B Preferred
Stock to the date of payment of the amount due pursuant to such liquidation, dissolution, or winding up of the Corporation, before any distribution of assets shall be made to the holders of any class of shares ranking junior to the Series B Preferred Stock, either as to dividends or assets. If, upon such liquidation, dissolution, winding up, or distribution of capital, the assets thus distributable to the holders of shares of Series B Preferred Stock shall be insufficient to permit the payment to such holders of the preferential amounts aforesaid, then such assets or the proceeds thereof shall be distributed ratably among the holders of shares of Series B Preferred Stock according to the number of such shares held by each. After such payment to the holders of shares of Series B Preferred Stock, the remaining assets and funds of the Corporation shall be divided and distributed among the holders of shares ranking junior to the Series B Preferred Stock, then outstanding, according to their respective interests.


         (b) The liquidation, dissolution, winding up, or distribution of capital, as such terms are used In the foregoing paragraph, shall not be deemed to include any consolidation or merger of the
Corporation with another corporation or any transfer of substantially the entirety of the property and assets of the Corporation to another corporation.

Section 5.        Redemption and Purchase.

         (a) At the election of the Corporation, to be exercised by resolution adopted by its Board of Directors, all or any part of the shares of Series B Preferred Stock may be redeemed, for one year after the date of issuance, on any quarterly dividend payment date upon not lets than 30 days' nor more than 60 days' previous notice given by first-class mail, postage prepaid, to the holders of record thereof at their addresses as the same appear on the records of the Corporation and by
(a) paying for each
share thereof called for redemption $1.00, plus a further amount equal to all accrued and unpaid cumulative dividends on the Series B Preferred Stock to the date fixed for redemption, or, in lieu of such payment, by (b) depositing the redemption price in cash on or prior to said redemption date with such bank or trust company In the City of Youngstown, Ohio, as may be designated by the Board of
Directors of the Corporation in trust for payment on the redemption date to the holders of the shares of Series B Preferred Stock so to be redeemed. In case of the redemption of less than all of the outstanding shares of Series B Preferred Stock, the shares to be redeemed may be selected by lot or pro rata, or by call of all or any part of the shares owned by one or more holders of such shares, or by such other method as the Board of Directors In its discretion may determine, and notice, as above provided, shall be given to the holders of record whose shares have been so selected for redemption.
On and after the date fixed in any such notice as the date of redemption of the shares of Series B
Preferred Stock, unless default shall be made by the Corporation in the payment and/or deposit-of the redemption price pursuant to such notice and to the provisions hereof, all dividends on the shares of
Series B Preferred Stock so called for redemption shall cease to accrue, and on such date or on deposit
In trust as aforesaid of funds sufficient for such redemption (notice of redemption having been given as aforesaid), whether said deposit shall have been made on said redemption date or prior thereto, all rights of the holders of said shares of Series B Preferred Stock as stockholders of the Corporation shall cease except the right to receive the redemption price and no more - from the Corporation or from a depositary as above described, upon surrender of their certificates properly endorsed. If the holders of the shares of Series B Preferred Stock which shall have been called for redemption shall not, within six years after such deposit, claim the amount deposited for the redemption of their shares, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts, and thereupon such bank or trust company and the Corporation shall be relieved of all responsibility in respect thereof and to such holders.


         (b) The Corporation may also, from time to time, purchase or otherwise acquire outstanding shares of Series B Preferred Stock.


         (c) Any shares of Series B Preferred Stock which are redeemed or purchased by the
Corporation or which are converted into Common Stock of the Corporation pursuant to the conversion privilege shall have the status of authorized but unissued shares of Preferred Stock without designation of any series.

           Section 6.       Conversion Privilege.

         (a)      Subject to and upon compliance with the provisions of this
Section 6, the shares of
Series B Preferred Stock may, at the option of the holder, at any time (in the case of shares called for redemption, then until and including the close of business on the date fixed for redemption but not thereafter if payment of the redemption price has been duly provided for by the date fixed for redemption), be converted into shares of Common Stock (as such shares shall be constituted at the conversion date) at the conversion ratio in effect at the conversion date.


         (b) The holder of each share of Series B Preferred Stock may exercise the conversion privilege in respect thereof by delivering to any transfer agent of the shares of Series B Preferred Stock the certificate for the share to be converted accompanied by written notice that the holder elects to convert such share. Conversion shall be deemed to have been effected Immediately prior to the close of business on the date when such delivery is made, and such date is referred to in this Section 6 as the "Conversion Date." On the Conversion Date or as promptly thereafter as practicable the Corporation shall issue and deliver to the holder of the shares of Series B Preferred Stock surrendered for conversion, or on his written order, a certificate for the number of full shares of Common Stock issuable upon the conversion of such shares of Series II-Preferred Stock and a check or cash in respect of any fraction of a share as provided in paragraph (c) of this Section 6.
The person in whose name the
stock certificate is to be issued shall be deemed to have become a holder of shares of Common Stock of record on the Conversion Date. No adjustment shall be made for any dividends accrued on shares of Series B Preferred Stock surrendered for conversion or for dividends on the shares of Common
Stock issued on conversion.


         (c) The Corporation shall not be required to issue fractional shares of Common Stock upon conversion of Series B Preferred Stock. If more than one share of Series B Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common
Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares so surrendered. If any fractional interest in a share of Common Stock would otherwise be delivered upon the conversion of any shares of Series B Preferred stock, the Corporation, in lieu of delivering a fractional share therefore, shall pay to the owner of a fractional share interest an amount in cash (computed to the nearest cent), equivalent to such fraction, based upon the mean of the closing bid and asked prices of the Corporation's shares of stock traded on the over-the-counter market, as of the close of business on the Conversion Date.


         (d) Unless and until an adjusted conversion ratio is required to be computed as hereinafter provided, the conversion ratio of Series B Preferred Stock for Common Shares shall be .625:1 one year after the anniversary of the Issuance date and during the year following thereafter, .750:1 two years after the anniversary of the issuance date and during the year following thereafter .875:1 three years after the anniversary of the issuance date and during the year following thereafter, and 1:1 thereafter. For example, a holder of 625 shares of Series B Preferred Stock may convert such shares into 1,000 shares of Common Stock one year after the anniversary of the issuance date and during the year following thereafter.


         (e) In the event of a stock dividend, stock split, or other subdivision, reclassification or combination of the Common Stock, the conversion ratio shall be adjusted proportionately.


         (f) The issuance of stock certificates on conversions of shares of Series B Preferred Stock shall be without charge to the converting stockholder for any tax in respect to the issuance thereof.
The Corporation shall not, however, be required to pay any tax which may be payable In respect to any transfer involved in the issuance and delivery of shares In any name other than that of the holder of the shares of Series B Preferred Stock converted, and the Corporation shall not be required to issue or deliver any such stock certificates unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.


         (g) The Corporation hereby reserves and shall at all times reserve and keep available, free from pre-emptive right, out of its authorized but unissued stock, for the purpose of effecting the conversion of the shares of Series B Preferred Stock, such number of its duly authorized shares of
Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series B Preferred Stock.


           Section 7.      Voting Rights.

         The holders of shares of Series B Preferred Stock shall not be entitled to vote, except as otherwise required by law.


         IN WITNESS WHEREOF, said ARTHUR TREACHER'S, INC. has caused this certificate to be signed by JAMES R. CATALAND, its PRESIDENT and by WILLIAM F. SACULLA, its SECRETARY, this 7th day of April, 1990

                                     ARTHUR TREACHER'S, INC.
                                       /s/ James R. Cataland
                                           James R. Cataland, President

                                      /s/ William F. Saculla
                                     William F. Saculla, Secretary

STATE OF OHIO                       )

COUNTY OF MAHONING,                 ) SS



BE IT REMEMBERED that on this 17th day of April, 1990 , personally came before me, a Notary
Public in and for the County dnd State aforesaid, James R. Cataland, President of Arthur Treacher's,
Inc., a corporation of the State of Utah, and he duly executed said certificate before me and acknowledged the said certificate to be the free act and deed of said Corporation and the facts stated therein are true.

           IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.
                                            /s/ Amy L. Plowden
                                            Amy L. Plowden
                                            Notary Public

EXHIBIT 10.1  Purchase Agreement dated May
31, 1996 between James Cataland and Registrant

                      PURCHASE AGREEMENT

MAY 31, 1996
TABLE OF CONTENTS

Section                                                   Page

Introduction                                                 2

1.       Purchase of Stock and Consideration.................2

2.       Representations and Warranties of the Seller........3

3.       Representations and Warranties of the Buyer........15

4.       Conduct of the Business of the Company.............18

5.       Conditions Precedent to Buyer's Obligations........19

6.       Conditions Precedent to Seller's Obligations.......20

7.       Indemnification and Resolution of Disputes.........20

8.       Termination and Abandonment........................22

9.       Closing Date.......................................22
10.      Other Provisions...................................24

Exhibits
Exhibit A - Option Agreement
Exhibit B - Consulting Agreement

Schedules
Schedule A - States of Incorporation and Qualification
Schedule B - Financial Statements
Schedule C - Taxes
Schedule D - Contracts
Schedule E - Accounts Receivable
Schedule F - Litigation
Schedule G - Conflicting Interests
Schedule H - Leases
Schedule I - Franchises
Schedule J - Trademarks
Schedule K - Payroll Register
Schedule L - Employment Contracts
Schedule M - Insurance Policies

                  AGREEMENT made as of the 31st day of May, 1996, by and among Skuli Thorvaldsson, an individual residing at P.O. Box 355, 121 Reykjavik, Iceland (the "Buyer") and James Cataland, an individual residing at 2219 Alicia Lane, Atlantic Beach, Florida 32233
(the "Seller").

                         INTRODUCTION
                  A. Seller owns 2,134,250 shares of the presently issued and outstanding shares of common stock of Arthur Treacher's, Inc., a Utah corporation (the "Company").
                  B. Seller has entered into an Option Agreement dated March 29, 1996, with Buyer whereby Seller granted Buyer the option (the "Option") to purchase 2,000,000 shares of common stock (the "Stock") presently held by Seller for an aggregate purchase price of $1,200,000 (the
"Option Agreement"). A copy of the Option Agreement is attached hereto as Exhibit A.
                  C. Simultaneous with the closing hereunder, the Company shall retain Seller as a consultant to the Company pursuant the terms of an agreement in the form attached hereto as Exhibit
B to the Option Agreement (the "Consulting Agreement").
                           NOW, THEREFORE, in consideration of the promises
and the mutual covenants
herein contained, the sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

       1.Purchase of Stock and Consideration.

 a. Exercise of Option, Purchase and Sale of Stock. In reliance on the representations and warranties, and subject to the terms and conditions hereinafter set forth, in the event that Buyer elects to exercise the Option, in his discretion, Seller shall sell and deliver to Buyer and its designees, and
Buyer and its designees shall purchase and take delivery from Seller, on the Closing Date (as hereinafter defined), 2,000,000 shares of Stock owned by the Seller. Each certificate representing the
Stock shall be duly endorsed for transfer or accompanied by an appropriate instrument of transfer duly executed with appropriate documentary tax stamp affixed. The Buyer shall notify Seller of its designees upon exercise of the Option.

b. Purchase Price. The purchase price for the Stock shall be One Million Two Hundred Dollars
($1,200,000) which, after credit for $10,000 previously paid to Seller, the balance of One Million
One Hundred Ninety Thousand Dollars ($1,190,000) shall be paid by certified or bank cashier's check or wire transfer on the Closing Date to the order of Seller.

  2. Representations and Warrants of the Seller. The Seller represents, warrants and agrees as follows:

 a.      Corporate.
 (1) The Company and its subsidiaries (the "Subsidiaries", the Company and the Subsidiaries are hereinafter referred to as the "Companies") are corporations duly organized, validly existing and in good standing under and by virtue of the laws of the states of their incorporation. The Companies are qualified to do business as foreign corporations in such other states in which the ownership of their assets or the nature and conduct of their businesses requires such qualification. Each of the
Subsidiaries are wholly-owned by the Company and the Company does not own any interest in any other entities. The Subsidiaries and the states in which the Companies are incorporated and qualified to do business are set forth in Schedule "A".

(2) The Companies have the power to own their property and to carry on their businesses as and where such is now conducted.

(3) The Seller owns 2,134,250 issued and outstanding shares of the Company's Common Stock and all of the Stock being sold hereunder are validly issued, fully paid and nonassessable. Seller owns no options, warrants, rights, convertible securities or other securities of the Company. All of such shares of Stock are owned free and clear of all liens, charges, encumbrances, restrictive agreements and assessments and are not subject to any restrictions with respect to transferability, except as may
be required by law. Upon transfer and delivery of said shares of Stock to Buyer and its nominees,
Buyer and its nominees will receive good and absolute title thereto free from all liens, charges, encumbrances, equities, restrictive agreements and claims of any nature whatsoever.

(4) The authorized capital stock of the Company consists of 10,000,000 shares of common stock, par value $.01 per share, of which 8,076,157 shares are presently outstanding and 1,000,000 shares of preferred stock, par value $.01 per share, of which 577,800 shares are issued and outstanding.

(5) There are no outstanding options, contracts, calls, commitments, preemptive rights or commitments of nature relating to the authorized but unissued capital stock of the Company.

b.          Financial.

(1) To the knowledge of Seller, the unaudited interim consolidated financial statement of the
Company as of March 26, 1996 and the unaudited consolidated financial statements as of the year ended June 30, 1995 attached hereto as Schedule "B," are materially complete and correct and present fairly the financial condition of each of the Company as of the date of this Agreement and are in conformity with generally accepted accounting principles applied on a basis consistent with that of preceding periods.

(2) To the knowledge of Seller, since March 26, 1996 there has not been with respect to the
Company:
         (i) any material adverse change in the financial condition or in the operations or the business of the Companies from that shown on the unaudited financial statements as of March 26, 1996 referred to in subsection (b)(1) of this Section 2;

         (ii) any damages, destruction or loss, whether covered by insurance or not, materially and adversely affecting the business, property or assets of the Companies;

         (iii) any declaration, setting aside or payment of any dividend, or any distribution with respect to the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition by the Company of any such stock;

         (iv) any increase in the compensation payable or to become payable by the Companies to directors, officers, employees or any advisors or consultants to the Companies, or in the payment of any bonus, or in any insurance, pension or other benefit plan, payment or arrangement made to, for or with any of such officers, employees or agents; or

         (v) any other event or condition materially and adversely affecting the results of operations or business or financial condition of the Company.

         Undisclosed Liabilities.

(1) To the knowledge of Seller, the Companies have no liabilities or obligations, either accrued, absolute, contingent or otherwise, except:

                                            (i)      to the extent set forth
in the financial statements referred to in
         subsection (b)(1) of this Section 2, and not heretofore paid or discharged;

                                            (ii)     to the extent specifically
set forth in any of the Schedules
         delivered to Buyer or elsewhere in this Agreement; and

                                            (iii)    those incurred in or as a
result of the normal and ordinary
         course of business since March 26, 1996, all of which have been consistent with past practices and none of which are material and adverse.

                           To the knowledge of Seller, there is no basis for
any claim against the Companies or
any liability of any nature or in any amount not fully set forth in the financial statements referred to in subsection (b)(1) of this Section 2 or disclosed by this Agreement and the Schedules previously delivered to Buyer.

d.       Tax Returns.

(1) To the knowledge of Seller, the Companies have filed with the appropriate governmental agencies all the returns required to be filed by the Companies or with respect to its business and has paid, or made provision for the payment of, all taxes as well as penalties and interest related thereto, if any, which have or may become due pursuant to said returns, except taxes which have not yet accrued or otherwise become due or for which adequate provision has been made on the books of the
Company and taxes set forth on Schedule "C".

(2) To the knowledge of Seller, none of such returns has been examined and settled, and no waivers of statutes of limitation have been given or requested.

(3) To the knowledge of Seller, all such returns and reports have been prepared on the same basis as those of previous years, and all federal, state, city and foreign income, profits, franchise, sales, use, occupation, property, excise or other taxes due in connection with the Companies' business have been fully paid or adequately reserved for in the financial statements referred to in subsection (b)(1) of this
Section 2 of the Agreement.

e)       Contracts and Commitments.

1) To the knowledge of Seller, the Companies have no written or oral contracts or commitments involving a consideration in excess of $10,000, except as set forth in Schedules "D" and "H" previously delivered to the Buyer.

2) To the knowledge of Seller, the Companies have not given any revocable or irrevocable power of attorney to any person, firm or corporation for any purpose whatsoever.

3) To the knowledge of Seller, the Companies are not restricted by agreement from carrying on their business anywhere in the world.

4) To the knowledge of Seller, the Companies are not in default, nor is there any known basis for any claim of default, under any contracts or commitments made or obligations owed by them which are required to be set forth on Schedule "D", except as set forth on Schedule "D" and except the past due payables set forth on Schedule "D" and the line of credit agreement with Bank One (the
"Bank One Loan").

5) To the knowledge of Seller, all accounts receivable (billed ) of the Companies are current and collectible, except to the extent reserved against in the financial statements heretofore referred to in subsection (b)(1) of this Section 2. Schedule "E" previously delivered to Buyer is an aging Schedule with respect to such accounts receivable.
                           f.       Disclosure.  To the knowledge of Seller,
no representation or warranty by the
Companies or the Seller in this Agreement, nor any statement, certificate or Schedule furnished, or to be furnished, by or on behalf of the Company or the Seller pursuant to this Agreement, nor any document or certificate delivered to Buyer pursuant to this Agreement, or in connection with actions contemplated hereby, contains or shall contain any untrue statement of a material fact, or omits, or shall omit to state a material fact necessary to make the statements contained therein not misleading.
                           g.       No Breach of Statute or Contract.  To the
knowledge of Seller, and upon
receipt of the consent of Bank One, , neither the execution and delivery of this Agreement by the
Seller, nor compliance with the terms and provisions of this Agreement or the Option Agreement on the part of the Companies or the Seller, will violate any statute, license, or regulation of any governmental authority, domestic or foreign, or will result in the default by the Companies or the
Seller of any judgment, order, writ, decree, rule or regulation of any court or administrative agency, or will breach, conflict with, or result in a breach of any of the terms, conditions or provisions of any material agreement or instrument to which either the Companies or the Seller is a party, or by which any of them is or may be bound, or constitute a default thereunder, or result in the creation or imposition of any claim, lien, charge or encumbrance of any nature whatsoever upon, or give to others any claim, interest or rights, including rights of termination or cancellation in, or with respect to, any of their property, assets, contracts, licenses or businesses.
To the best knowledge of the
Seller, the conduct of the Companies' business does not violate any law or regulation applicable to such business.
                           h.       No Litigation.  To the knowledge of Seller,
except as set forth in Schedule
"F" which has been delivered to the Buyer, there is no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation, or any change in the zoning or building ordinances affecting the real property or leasehold interests of the Companies, pending or threatened against the Company.
                           I.       Conflicting Interests.  Neither the Seller
nor any relative of the Seller has any
direct or indirect interest in any competitor, customer, supplier or other person, firm or corporation which has had any material business relationship or material transaction with the Companies during the last year or which is a party to or has a property which is the subject of any business arrangement with the Companies, except as fully set forth in Schedule "G" previously delivered to the Buyer. For the purposes hereof, a spouse, lineal descendant, parent, brother or sister of the Seller shall be
deemed to be a relative of such Seller. Neither Seller nor any relative of Seller is a creditor of any of the Companies and neither Seller nor any relative of Seller is owed any compensation by any of the
Companies, except for a maximum of $40,000 in accrued salaries owed Seller.
                           j.       Title to Property, Leases.

1) To the knowledge of Seller, each of the Companies owns all right, title and interest in and to all of its respective properties and assets, regardless of such properties market value, including intangibles, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except as set forth in Schedule "H" previously delivered to Buyer; and has taken all steps necessary or otherwise required to perfect and protect its rights in and to their respective properties and assets, including intangibles.

2) To the knowledge of Seller, none of the Companies leases any real or personal property as lessee, except as set forth in Schedule "H." The leases of the Companies are valid and enforceable with respect to the parties thereto and neither the Companies nor any other party has received notice of any in breach of any provisions of any such lease, except with respect to the past due payables set forth in Schedule "D". To the knowledge of Seller, the Company has received no notice that any of the lessors of leases which the Company guarantees are in default under such leases, except as set forth in Schedule "H".

3) To the knowledge of Seller, all currently used property and assets of the Companies, or in which any of the Companies has an interest, or which any of the Companies has in its possession, are in good operating condition and repair and conform to all applicable laws, including without limitation building and zoning laws, statutes, ordinances or regulations and no notice of any such violation relating to such business, property or assets have been received.
To the best of Seller's
knowledge, each of the Companies has provided regular maintenance of any leased equipment, has maintained the leased equipment in accordance with the maintenance schedules, if any, of the manufacturers of such leased equipment and all of the leased equipment is in good operating condition and repair and is suitable for the purposes for which it is intended.

4) To the knowledge of Seller, the conduct of the Companies' businesses a s heretofore carried on is free from any infringement by them of patents, trademarks, trade name rights, copyrights or publication rights of others and no notice of any infringement has been received by any of the
Companies.

                           k.       Franchises.

1) Schedule "I," which has been delivered to the Buyer, sets forth all franchisees of the Company and the locations of such franchisees stores. To the knowledge of Seller, such franchisees are not in default, nor is there any known basis for any claim of default, under any contracts or commitments made or obligations owed by them to the Companies except as set forth on Schedule "I."

2) To the knowledge of Seller, the information set forth in the Uniform Franchise Offering
Circular ("UFOC") effective January 1, 1996 is materially true and correct, except for any material changes in the financial statements attached to the UFOC or any information set forth in any of the
Schedules attached to this Agreement.

                           l.       Patents and Trademarks.  To the knowledge
of Seller and unless otherwise
indicated in Schedule "J", Schedule "J" sets forth all letter patents, patent applications, inventions upon which patent applications have not yet been filed, trade names, trademarks, trademark registrations in applications, copyrights, copyright registrations and applications, both domestic and foreign, presently owned, possessed, used or held by each of the Companies and to the knowledge of
Seller, , each of the Companies owns the entire right, title and interest into the same. Such Schedule also sets forth, to the knowledge of Seller, all patents, patent applications, inventions upon which patent applications have not yet been filed, trade names, trademarks, trademark registration and applications, and licenses, both domestic and foreign, which in any way relate to the businesses of the
Companies, and which are owned or controlled by any director, officer, stockholder or employee of any of the Companies. Such Schedule also correctly sets forth a list of all licenses granted to any of the Companies by others and to others by any of the Companies.
To Seller's knowledge, none of
the letters patents, patent applications, trade names, trademark registrations and applications, copyrights, copyright registrations and applications, and grants of licenses set forth in such Schedule are subject to any pending or threatened challenge.

                  m.       Employee Relations.

1) To the knowledge of Seller, the Seller has heretofore furnished to Buyer a true and complete payroll roster (Schedule "K") of all employees of each of the Companies as of April 6, 1996 whose compensation for 1996 per year showing the rate of pay for each such person entitled to receive compensation from the Companies, and the gross payments to which each such person is entitled.
No increases in such salaries have been given since April 6, 1996.

         (i) To the knowledge of Seller, none of the Companies is a party to any collective bargaining agreement covering or relating to any of its employees except as set forth in Schedule "K", previously delivered to Buyer. The Companies are not required to recognize and have not received a demandfor recognition by any collective bargaining representative.

         (ii) To the knowledge of Seller, none of the Companies is a party to any contract with any of its employees, agents, consultants, officers, salesmen, sales representatives, distributors or dealers that is not cancelable by the Companies without penalty or premium on not more than thirty days' notice, except as set forth in Schedule "L" attached hereto; and

         (iii) To the knowledge of Seller, and except as contained in the Schedule L and the employment agreement of James Cataland, the President of the Company, none of the Companies has promulgated any policy or entered into any agreements relating to the payment of severance pay to employees whose employment is terminated or suspended, voluntarily or otherwise.
(2) Each of the Companies has complied with all applicable laws, rules or regulations relating to employment, including those relating to wages, hours, collective bargaining and the withholding and payment of taxes and contributions, and the Companies have complied in all material respects with the Occupational Safety and Health Act. Each of the Companies has, and will have at the Closing
Date, withheld all amounts required by law or agreement to be withheld from the wages or salaries of its employees and there are no arrearages of wages or any tax or penalty for failure to comply with the foregoing owed by all of them with respect to employees, except with respect to $27,568 for withholding taxes which have been withheld but not yet paid. There are no material controversies pending or threatened, between any of the Companies and any of their respective employees or any labor unions or other collective bargaining agents representing or purporting to represent their respective employees.

(3) Except for the employee stock purchase plan, none of the Companies has promulgated any profit-sharing, retirement, stock purchase, deferred compensation or other similar plan providing benefits for its employees and none of the Companies has announced the prospective promulgation thereof. There is no unfunded past service credit liability or any other liability with respect to any such plans. No reportable event as defined in Title IV of the Employee Retirement Income Security
Act of 1974, as amended by the Multi employer Pension Plan Amendments Act of 1980, has occurred with respect to any such plan subject to the minimum funding requirement of Section 412 of the Internal Revenue Code of 1954.
                           n.       Insurance.  The Companies have in full
force and effect fire, casualty,
workers' compensation and general liability insurance policies, with extended coverage, as set forth in
Schedule M .
                           3.       Representations and Warranties of Buyer.
a. Due Authorization The execution and delivery by Buyer of this Agreement executed or to be executed and delivered by Buyer and its performance thereunder do not and will not conflict with or constitute a default, breach or violation under any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument binding upon Buyer or to which his properties is subject, this Agreement when executed and delivered by Buyer will constitute the legal, valid and binding agreements of Buyer and is enforceable in accordance with its terms.
                           b.       Investment Representations.  Buyer
represents and warrants that it is
acquiring the Stock for his own account, for investment and not with a view to, or for sale in connection with, any distribution of such Stock or any part thereof.

c. Investment Experience. Buyer represents and warrants that it is an investor experienced in the evaluation of businesses similar to the Company, has such knowledge and experience in financial business matters as to be capable of evaluating the merits and risks of this investment. The foregoing, however, does not limit or modify the representations and warranties of the Seller in this Agreement.
                                    Buyer represents and warrants that, during
the course of this transaction and
prior to the purchase of any Stock, he has had the opportunity to ask questions of and receive answers from the Seller concerning the terms and conditions of the offering of the Stock.

d.       Absence of Registration.  The Buyer understands that:

1) The Stock to be sold and issued hereunder is unregistered and may be required to be held indefinitely unless it is subsequently registered under the Securities Act, or an exemption from such registration is available.

2) Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for certain limited sales of unregistered securities, is not presently available with respect to the Stock.
                           e.       Restrictions on Transfer.  Except as
contemplated by this Agreement, the
Buyer agrees that he will not offer, sell, pledge, hypothecate, or otherwise dispose of the Stock unless such offer, sale, pledge, hypothecation or other disposition is
(i) registered under the Securities
Act, or (ii) such offer, sale, pledge, hypothecation or other disposition thereof does not violate the
Securities Act, and (b) the certificate(s) representing the Stock shall bear a legend with respect to the restrictions on transfer.

                           4.       Conduct of the Business of the Company P
ending the Closing Date.
                           a.       Full Access.  As set forth in Paragraph 3
of the Option Agreement, during the
time granted to Buyer to exercise his option, Buyer and its authorized representatives shall have full access, during normal business hours, to all properties, books, records, contracts and documents of the Company, and the Company shall furnish or cause to be furnished to Buyer and its authorized representatives all information with respect to the affairs and business of the Company as Buyer may request. The Buyer and Messrs. Frank Brown, George Koo, Bruce Galloway, and Gudmundur
Jonsson have executed a confidentiality agreement in the form attached to the Option Agreement and previously delivered to Seller.
                           b.       Carry On In Regular Course.  The Companies
shall carry on their business
diligently and substantially in the same manner as heretofore and shall not make or institute any unusual or novel methods of trade, purchase, sale, lease, management, accounting or operation which may have a material impact on the financial condition or operating results of the Companies.
                           c.       No Default.  The Company shall not do any
act or omit to do any act, or
permit any act or omission to act, which will cause a breach of any contract, commitment or obligation by it.

         d. Sale of Capital Assets. The Companies will not, since March 29, 1996, have entered into any transactions outside of the normal course of business (including, but not limited to the closing or sale of any store or the sale of any assets of the Company with a value of over $30,000), issue any shares of capital stock or options, warrants, rights, or other securities convertible into shares of capital stock, or enter into any agreements or amendments to existing agreements with any officers or directors of the Company or any of their affiliates.
                           5.       Conditions Precedent to Buyer's
Obligations. Each and every obligation of Buyer to be performed on the Closing Date or thereafter, as the case may be, shall be subject to the satisfaction prior thereto of the following conditions:

         a. Representations and Warranties True at the Closing Date, Conduct of the Company.
The representations and warranties made by the Seller in this Agreement as of the date hereof shall be true as through such representations and warranties had been made or given on and as of the Closing
Date and the Company shall have complied with the obligations pursuant to
Section 4.
         b. All Documents. All documents required by Section 9(a) and 9(d) of this Agreement shall have been delivered to the Seller.
                           6.       Conditions Precedent to the Seller's
Obligations. a.
         Satisfaction of Conditions Set forth in Option Agreement    The
conditions set forth in
Paragraphs 6, 7 and 10 of the Option Agreement shall be satisfied as of the Closing Date.
         b. All Documents. All documents required by Section 9(b) and 9(c) of this Agreement shall have been delivered to the Seller.
                           7.       Indemnification and Resolution of Disputes.
         a. Indemnification. The Seller shall indemnify Buyer and hold him harmless at all times after the date of this Agreement and in respect of any of the following:

(1). Misrepresentation. Any and all damage or deficiency in excess of $5,000 resulting from any misrepresentation, breach of warranty, or non-fulfillment of any obligation on the part of the Seller or the Company under this Agreement or the Option Agreement or contained in any Schedule to this
Agreement or from any misrepresentation in or omission from any certificate, schedule or other instrument furnished to Buyer hereunder.

(2). Actions, Etc. All demands, assessments, judgments, costs and legal and other expenses arising from, or in connection with, any action, suit, proceeding or claim incident to any of the foregoing.

(3). Limitation on Liability. Notwithstanding anything herein to the contrary, Seller's aggregate liability to all parties entitled to indemnification under this Section 7 shall not exceed $750,000.
         a. Each party entitled to indemnification hereunder (the "indemnified party") shall give notice to the party required to provide indemnification (the "indemnifying party") promptly after such indemnified party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the indemnifying party (at its expense) to assume the defense of any claim or any litigation resulting therefrom, provided that counsel for the indemnifying party, who shall conduct the defense of such claim or litigation, shall be satisfactory to the indemnified party, and the indemnified party may participate in such defense at such party's expense, provided, further, that the omission by any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Section except to the extent that the omission results in a failure of actual notice to the indemnifying party and such indemnifying party is damaged solely as a result of the
failure to give notice. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
An indemnified party must commence any action pursuant to this section within two years of the
Closing Date in order for such party to be entitled to indemnification hereunder with respect to the claim asserted in such action.
         b. Nothing in this Section 7 shall limited the rights of either party hereunder to receive indemnification as provided in the Option Agreement.
         8. Termination and Abandonment. This Agreement may be terminated without liability on the part of any party to the other if a Closing hereunder does not take place on or before May 31,
1996.
                           9.       Closing Date.  In the event that the Buyer
elects to exercise the Option, the
closing with respect to the transactions contemplated hereunder shall take place at the offices of the Company at 1:00 p.m. local time on May 30, 1996, or on such earlier date as determined by Buyer on at least two (2) days' prior written notice to the Seller. Such date
(or such earlier date) is
hereinafter referred to as the "Closing Date".
                           At the Closing,
                           a.       The Seller shall deliver to Buyer the
following:
(i) certificates representing all of the Stock as set forth in Section 1(a) hereof, duly endorsed for transfer to Buyer and its nominees;

(ii) the resignation of Seller as an officer of the Company, and, if so notified by Buyer, as a
Director of the Company;

(iii) acknowledgment of the termination of any voting agreements to which Seller is a party,

(iv) resignations of all members of the Board of Directors other than Seller; and

(v) a certified copy of resolutions of the Board of Directors which provides for such resignations of the existing Directors as are requested by Buyer and the election of such nominees of Buyer to the
Board of Directors as Buyer may notify Seller in writing prior to the Closing Date;

(vi) such other and further documents, instruments and certificates not inconsistent with the provisions of this Agreement and the Option Agreement, executed by Seller as Buyer shall reasonably require to carry out and effectuate the purposes and terms of this Agreement and the Option
Agreement; and

(vii) acknowledgment of termination of Seller's employment agreement with the Company and that the Companies have no further obligations with respect to any payments to Seller, except for a maximum of $40,000 in accrued compensation and the Company's obligations under the Consulting
Agreement.
                           b.       Buyer shall deliver to the Seller the
following:  (i) the sum of One Million One
Hundred Ninety Thousand ($1,190,000) by bank cashier's check or wire transfer to the order of the
Seller,  after deduction of the $10,000 previously paid by Buyer.
(ii)such other and further
documents, instruments and certificates not inconsistent with the provisions of this Agreement and
the Option Agreement, executed by Seller as Buyer shall reasonably require to carry out and effectuate the purposes and terms of this Agreement and the Option Agreement.
                           c.       The Company shall deliver to Seller the
Consulting Agreement.
                           d.       The Company shall deliver to Buyer an
acknowledgment of termination of any
voting agreements to which it is a party.

10.      Other Provisions.
                           a.       Nature and Survival of Representations.
All statements contained in any
certificate, instrument, schedule or document delivered by or on behalf of any of the parties pursuant to this Agreement and the transactions contemplated hereby shall be deemed representations and warranties by the respective parties hereunder. All representations and warranties made by the parties to each other in this Agreement or pursuant hereto shall survive, except to the extent waived in writing by the parties hereto, the consummation of the transactions contemplated by this
Agreement, for a period of two years thereafter, notwithstanding any investigation heretofore or hereafter made by any of them or on behalf of any of them. Each Schedule delivered in accordance with this Agreement shall be deemed to include and refer to every other Schedule hereto.
                           b.       Entire Agreement.  This Agreement, the
Option Agreement, and the
Consulting Agreement, together with the Exhibits and Schedules delivered pursuant such
Agreements, set forth the entire agreement and understanding between the parties as to the subject matter hereof, and merge and supersede all prior discussions, agreements and understandings of every and any nature between them, and no party shall be bound by any condition, definition, warranty, or representation, other than expressly set forth or provided for in the aforementioned Agreements, or as may be, on or subsequent to the date hereof, set forth in writing and signed by the party to be bound thereby. This Agreement may not be changed or modified, except by agreement in writing, signed by all of the parties hereto.
                           c.       Parties in Interest.  All the terms and
provisions of this Agreement shall be
binding upon and inure to the benefit of and be enforceable by the successors in interest of the respective parties hereto.
                           d.       Conduct Following the Closing.
The parties acknowledge and agree that
the provisions of Paragraphs 8 and 11 of the Option Agreement shall survive the Closing Date.

                           e.       Laws Governing.  This Agreement shall be
construed and interpreted
according to the law of the State of New York.
                           f.       Notices.  All notices, requests, demands
and other communications hereunder
shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, with first-class postage page, (a) if to the Seller or the Company,

                  James Cataland
                  c/o Arthur Treacher's, Inc.
                  7400 Baymeadows Way
                  Suite 300
                  Jacksonville, Florida 32255
                  with a copy to Greg Seeley, Esq.
                  Seeley, Savage & Aussem
                  800 Bank One Center
                  600 Superior Avenue East
                  Cleveland Ohio 44114-2655
or to such other person and place as the Seller shall furnish to Buyer in writing; and, (b) if to Buyer,
         Skuli Thorvaldsson
         P.O. Box 355
         121 Reykjavik, Iceland
         with a copy to:
          Steven Schuster, Esq.
         McLaughlin & Stern LLP
         380 Lexington Avenue
         New York, New York 10168

or to such other person and place as Buyer shall furnish to the Seller in writing.
                           g.   Counterparts.  This Agreement may be executed
simultaneously in two (2) or
more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
                                 /s/James Cataland
                                  James Cataland

                           /s/ Skuli Thorvsldsson
                              Skuli Thorvaldsson

EXHIBIT 10.12              Form of Warrant to Burnham Securities, Inc.

The securities represented hereby have been acquired for investment purposes only, have not been registered for offer or sale under the Securities Act of 1933, as amended, and may not be sold, exchanged, hypothecated or transferred in any manner whatsoever, except in compliance with Section 4 hereof.
Warrant Certificate No. A-1

                           Warrant to Purchase 296,891 Shares of Common Stock
(subject to
                           adjustment)

Original Issue Date:  November 21, 1996

Purchase Price:            $3.30
                                       WARRANT TO PURCHASE COMMON STOCK
                                                      OF
                                            ARTHUR TREACHER'S INC.
                  This certifies that Burnham Securities Inc. and/or registered assigns is entitled, subject to the terms set forth herein, at any time from the Original Issue Date set forth above until 5:00 P.M., New York, New York time, on November 21, 2001 (the "Expiration Date"), to purchase from Arthur Treacher's Inc., a corporation organized and existing under the laws of
Utah (hereinafter called the "Company"), up to 296,891 fully paid and non-assessable shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), upon surrender of this Warrant, at the principal-office of the Company, with the form of election to purchase annexed hereto duly executed by or on behalf of the holder of this Warrant, and simultaneous payment therefor in lawful money of the United States of the purchase price per share set forth above (such amount being herein called the "Purchase Price"). The number and character of such shares of Common Stock issuable upon exercise of this Warrant and the Purchase Price are subject to adjustment as provided below.
                           The Warrants.  The term "Warrants" as used herein
means this Warrant
and any Warrants delivered in substitution or exchange therefor as provided herein. The term
"Warrant Stock" as used herein means as of any date all shares of Common Stock of the
Company theretofore issued or at the time issuable upon exercise of the Warrants which
Common Stock is not at such time registered under the Securities Act of 1933, as amended (the
"1933 Act"); provided, however, that the term "Warrant Stock" shall not include shares of
Common Stock that shall have been sold in a transaction exempt from the registration and prospectus delivery requirements of the 1933 Act so that all transfer restrictions and restrictive legends with respect thereto are removed upon consummation of such sale.
The holder of the
Warrants as of any date shall be deemed the holder of the Warrant Stock issuable at such time upon exercise of the Warrants.
                    Exercise. This Warrant may be exercised at any time or from time to time, on any day which is a business day, for the full number of shares of Common Stock called for hereby, by surrendering it at the principal office of the Company, 7400 Baymeadows Way,
Jacksonville, FL 32256 Attention: President, with the subscription form duly executed by or on behalf of the holder of this Warrant, together with payment in cash or immediately available funds of the sum obtained by multiplying (i) the number of shares of Common Stock called for on the face of this Warrant (without giving effect to any adjustment therein) by (ii) the Purchase
Price. In the event that the Warrant is exercised at a time when the Common Stock issuable upon such exercise has not been registered under the 1933 Act, the Common
Stock issued upon
such exercise shall contain a legend substantially similar to that appearing on the face of this
Warrant.
           This Warrant may be exercised at any time or from time to time, on any day which is a business day, for less than the full number of shares of Common Stock called for hereby (but not as to fractional shares of Common Stock) in the manner set forth in subsection 2(a). Upon any partial exercise, the number of shares of Common Stock receivable upon the exercise of this
Warrant as a whole, and the sum payable upon the exercise of this Warrant as a whole, shall be proportionately reduced. Upon such partial exercise, this Warrant shall be surrendered, and a new Warrant of the same tenor for the same aggregate number of shares of Common Stock, with the same Expiration Date, bearing the same legend appearing on the face of this Warrant, and for the purchase of the number of such shares of Common Stock not purchased upon such exercise shall be issued by the Company to the registered holder hereof.
           A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Common Stock issuable upon such exercise shall be treated for all purposes as the holder of such shares of record as of the close of business on such date, or if later, the date on which all applicable Regulatory Requirements (as defined below) related to such issuance shall have been complied with. As soon as practicable on or after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a stock certificate or certificates for the number of full shares of Common Stock issuable upon such exercise, together with cash, in lieu of any fraction of a share of Common Stock equal to such fraction of the then current market value of one full share of Common Stock.

                    Payment of Taxes. All shares of Common Stock issued upon the exercise of a
Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all issuance taxes and other similar governmental charges that may be imposed in respect of the issue or delivery thereof, but in no event shall the Company pay a tax on or measured by the net income or gain attributed to such exercise; neither shall the Company be required to pay any tax or other charge imposed in connection with any transfer of a Warrant or any transfer involved in the issuance of any certificate for shares of Common Stock in any name other than that of the registered holder of the Warrant surrendered in connection with the purchase of such shares, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the satisfaction of the Company that no tax or other charge is due.
                                      Transfer and Exchange.
                                              The holder of this Warrant
represents and warrants that
it is acquiring this Warrant for its own account and for the purpose of nvestment only and not with a view to any distribution or resale thereof within the meaning of the 1933 Act. Neither this
Warrant nor any Warrant Stock shall be transferable, in whole or in part, except as hereinafter provided. The holder acknowledges that, in taking this unregistered Warrant, it must continue to bear the economic risk of its investment for an indefinite period of time because of the fact that such Warrant has not been registered under the 1933 Act. The holder realizes that such
Warrant cannot be sold, transferred or otherwise disposed of unless it is subsequently registered under the 1933 Act or an exemption from such registration is available, and the holder further
recognizes that the Company is not assuming any obligation to register such Warrant, nor does the Company have any present intention to so register the Warrant.
The holder of this Warrant
acknowledges that the only registration rights provided in connection with the Warrant are those rights relating to the Warrant Stock contained in Section 8 of this Warrant. The holder also acknowledges that appropriate legends reflecting the status of the Warrant under the 1933 Act may be placed on the face of the Warrant certificates at the time of their transfer and delivery to the holder hereof. The holder agrees that it will not sell, assign or transfer any Warrant or any
Warrant Stock in violation of the 1933 Act or any applicable rule or regulation promulgated thereunder or the applicable securities laws of any state within the United States (collectively referred to herein as the "Regulatory Requirements") and that it will not sell, assign or transfer
any Warrant or any Warrant Stock (other than pursuant to an effective registration statement under the 1933 Act and in full compliance with all Regulatory Requirements) unless and until it shall have notified the Company of the proposed transfer and if requested by the Company, shall have furnished to the Company an opinion or opinions of counsel, reasonably satisfactory to the
Company, to the effect that such transfer may be made without registration under the 1933 Act and will not result in a violation of any applicable Regulatory Requirements; provided, however, that this Warrant may be transferred in whole or in part within 90 days of the Original Issue Date to (x) any person who is (or was as of the Original Issue Date) an officer or employee of
Burnham Securities Inc. or (y) any registered broker/dealer or affiliate t hereof that participated as a dealer in connection with the offer, issuance and sale by the Company of up to 4,000,000 shares of Common Stock pursuant to that certain Confidential Private Placement Memorandum dated October 18, 1996, as amended.

           This Warrant is exchangeable at the principal office of the Company for Warrants of the same tenor for the same aggregate number of shares of Common Stock and with the same
Expiration Date, each new Warrant to represent the right to purchase such number of shares as the holder shall designate at the time of such exchange and to bear the same legend appearing on the face of this Warrant.
                    Adjustment of Purchase Price and Number of Shares.
                                              Adjustment for Stock Splits,
Stock Dividends,
Recapitalization, etc. The exercise price of this Warrant shall be subject to adjustment, upward or downward, pro rata, to reflect any stock dividend, stock split, combination of shares, recapitalization or other similar event, and the number of shares issuable upon exercise shall be
adjusted such that the aggregate dollar amount determined by multiplying the Purchase Price by the number of shares purchasable on exercise of the Warrant shall be the same after the adjustment event as before. Thus, for example, if there should be a 2-for-1 stock split, the exercise price would be divided by two and the number of shares issuable upon exercise would be doubled.
                                              Adjustment for Reorganization,
 Merger, Consolidation
or Disposition of Assets. In case after the Original Issue Date the Company shall reorganize its capital (other than in a recapitalization as to which an adjustment is made pursuant to subsection
5(a) above), consolidate, amalgamate or merge with or into another corporation (as a result of which the Company is not the surviving corporation or there is a distribution with respect to the
Common Stock of the Company of the type described in subsection 5(c) below), or sell, transfer or otherwise dispose of all or substantially all of its property, assets or business to another corporation and, pursuant to the terms of such reorganization, merger, amalgamation, consolidation or disposition of assets, shares or common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever
(including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then each holder shall have the right thereafter to receive, upon exercise of this Warrant and payment of the Purchase Price as provided for herein, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, merger, amalgamation, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. In case of any such reorganization, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the
Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all of the obligations and liabilities hereunder, subject to such modification as may be deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of shares of the Common Stock for which this Warrant is exercisable
which shall be as nearly equivalent as practicable to the adjustments provided for in this Section
5. For purposes of this subsection 5(b), "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption, and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event, and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this subsection 5(b) shall similarly apply to successive reorganizations, amalgamations, mergers, consolidations or dispositions of assets.
                                              Certain Other Distributions.
                                    (i)  If at any time the Company shall make
any extraordinary
dividend or distribution of cash (other than a cash distribution or dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company) to the holders of Common Stock, then from and effective after the record date established for such distribution, the per share Purchase Price in effect immediately prior to such record date shall be reduced by an amount equal to the amount of cash per share of Common Stock which is so distributable; provided, however, if, for any reason, such extraordinary cash dividend or distribution is not effected, then no adjustment of the Purchase Price of the Warrant shall be deemed to have been made under this subsection (c)(i) and the Purchase Price in effect immediately before the aforesaid record date shall remain and continue in effect at all times until subsequently adjusted pursuant to the provisions of this
Section 5. Notwithstanding any provision to the contrary contained herein, the per share
Purchase Price of this Warrant shall not be reduced to below one cent ($.01) per share of
Common Stock.

                           (ii)  If at any time the Company shall make any
dividend or distribution
of any evidences of its indebtedness or any shares of capital stock (other than shares of Common
Stock) to the holders of Common Stock, then from and effective after the record date established for such distribution, the per share Purchase Price in effect immediately prior to such record date shall be reduced by an amount deemed to be the fair market value allocable to each share of
Common Stock as a result of such dividend or distribution, such fair market value to be determined in good faith by the Board of Directors of the Company; provided, however, if, for any reason, any such dividend or distribution is not effected, then no adjustment of the Purchase
Price of the Warrant shall be deemed to have been made under this subsection
(c)(ii) and the
Purchase Price in effect immediately before the aforesaid record date shall remain and continue in effect at all times until subsequently adjusted pursuant to the provisions of this Section 5.
Notwithstanding any provision to the contrary contained herein, the per share Purchase Price of this Warrant shall not be reduced to below one cent ($.01) per share of Common Stock.
                                    (iii)  Notwithstanding any provision to the
 contrary contained
herein, in the event that at any time the Company shall make any dividend or distribution of any warrants, options or rights to subscribe for any evidences of its indebtedness, any shares of its capital stock (including, without limitation, shares of Common Stock) or any other securities or property of any nature whatsoever to the holders of Common Stock, the Purchase Price in effect immediately before the making by the Company of any such dividend or distribution shall remain unchanged and shall continue in full force and effect at all times un til subsequently adjusted pursuant to the provisions of this Section 5.

                                                     -

                                              Record Date Deemed Issue Date.
In case the Company
shall take a record of the holders of shares of its stock of any class for the purpose of entitling them (A) to receive a dividend or a distribution payable in Common Stock or any rights or options to subscribe for, purchase, or otherwise acquire any Common Stock, or
(B) to subscribe
for, purchase or otherwise acquire any Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any Common Stock, then such record date shall be deemed to be the date of the issue or sale of the Common Stock, or such rights or options issued or sold, or deemed to have been issued or sold, upon the declaration of such dividend or the making of such other distribution, or the date of the granting of such rights or subscription, purchase or other
acquisition, as the case may be.
                                              Duration of Adjusted Purchase
Price.  Following each
computation or readjustment of the Purchase Price as provided in subsection 5(a) or 5(c) hereof, the new Purchase Price shall remain in effect until a further computation or readjustment thereof is required by subsection 5(a) or 5(c) hereof.
                                              Officer's Certificate as to
Adjustments.  In each case of
an adjustment in the Purchase Price or the number of shares of Common Stock receivable upon the exercise of this Warrant, the Company shall, if requested by any holder of this Warrant, at the Company's expense, cause an officer of the Company to compute such adjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of:
(i) the consideration, if any, received or to be received by the Company for any additional shares of Common Stock issued or sold or deemed to have been sold; (ii) the number of shares of

Common Stock outstanding or deemed to be outstanding; (iii) the number of shares of Common
Stock receivable upon the exercise of such Warrant; and (iv) the new Purchase
 Price.  The
Company will forthwith mail a copy of each certificate to each holder of a Warrant at the time
outstanding.  Notices of Record Date.                In case the Company shall
take a record of the
holders of its Common Stock for the purpose of entitling them to receive any extraordinary dividend or other distribution (as described in subsection 5(c)(i), or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any securities, or to receive any other right; or ( of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, except for mergers into the Company of wholly owned subsidiaries, or any conveyance of all or substantially all of the assets of the Company to another corporation; or (of any voluntary dissolution, liquidation or winding-up of the
 Company then,and in each such case, the Company will mail or cause to be mailed, at the Company's expense to each holder of a Warrant at the time outstanding a notice specifying, as the case may be (A) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (B) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution,
liquidation or winding up is to take place, and the time, if any, to be fixed as of which the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed to each holder of a Warrant at least 20 days prior to the date therein specified.

                    Loss or Mutilation. Upon receipt by the Company of evidence satisfactory to it (in the exercise of reasonable discretion) of the ownership of and the loss, theft, destruction
or mutilation of any Warrant and (in the case of loss, theft or destruction) of indemnity satisfactory to it (in the exercise of reasonable discretion), and (in the case of mutilation) upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof a new
Warrant of like tenor.
                    Reservation and Listing of Common Stock. The Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. If any shares of Common Stock required to be reserved for issuance upon exercise of this Warrant require registration or qualification with any governmental authority or other governmental approval or filing under any law before such shares may be so issued, the
Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered or qualified or to take such other action as may be reasonably necessary to effectuate the issuance of such shares. The Company will, at its expense, list on each securities exchange on which shares of Common Stock are presently listed or are hereafter listed (if requested in writing to do so by the holder of this Warrant as to such future listings), maintain and, when necessary, increase such listing of, all shares of Common Stock issued or, to the extent permissible under the applicable securities exchange rules, issuable upon the exercise of this Warrant so long as any shares of Common Stock shall be so listed at any time prior to the Expiration Date.
                    Registration Rights.

                                              Optional Registration.  If the
Company at any time prior
to the date three (3) years after the Expiration Date proposes to file a registration statement under the 1933 Act respecting a sale of Common Stock, it will each such time give written notice
(the "Registration Notice") to all holders of Warrants and Warrant Stock of its intention to do so not later than 30 days prior to the date such registration statement is proposed to be filed and, upon the written request of the holders of more than 30% of the Warrants or
 Warrant Stock
given within 15 days after receipt of any such notice (which request shall specify the Warrant
Stock intended to be sold or disposed of by each such holder and shall describe the nature of any
proposed sale or other disposition thereof), the Company shall include therein or shall cause the managing underwriter or underwriters, if any, of a proposed underwritten offering to include therein all such Warrant Stock specified in such request to be so registered on the same terms
and conditions as the other shares of Common Stock of the Company included in such registration statement; provided, however, that the aggregate number of shares requested to be included therein is greater than 30% of all shares of Warrant Stock. Notwithstanding any provision to the contrary contained herein, the Company shall not be required to include any
Warrant Stock in any registration statement filed by the Company which relates solely to shares of capital stock issued or to be issued pursuant to or in connection with any employee or incentive stock ownership plan or any employee benefit plan or in any registration statement on
Form S-4 filed by the Company which relates solely to a business combination. The Company may at any time elect not to file any proposed registration statement or to withdraw any proposed registration statement after giving the Registration Notice to the holders of Warrants and the Warrant Stock and shall not be liable to any such holder for any losses caused by such election or withdrawal.

                                              Required Registration.  In the
event that after the
expiration of three (3) years from the Original Issue Date, either (i) the Company shall not have effected a registered offering of shares of Common Stock with respect to which a Registration
Notice shall have been given to all holders of Warrants or Warrant Stock or
(ii) the holders of
Warrant Stock shall not have been permitted to include in such an offering all Warrant Stock held by such holders as to which a request for registration shall have been given to the Company pursuant subsection 8(a), then, at any time and from time to time thereafter, if the Company shall receive a written request (specifying that it is being made pursuant to this subsection 8(b) from the holders of more than 30% of the Warrant Stock that the Company file a registration statement on an appropriate form under the 1933 Act covering the registration of the Warrant
Stock held by such holders, then the Company shall promptly notify all other holders of Warrants and Warrant Stock of such request for the purpose of allowing such other holders to participate in such requested registration under this subsection 8(b) and shall use its best efforts to register under the 1933 Act all Warrant Stock that the holders thereof have requested be registered and
take such other action as may be required to have such registration statement declared effective and to qualify or register such Warrant Stock for offering and sale under the securities or blue sky laws of such states as are reasonably requested by the holders of such Warrant Stock;
provided, however, that the Company shall not be required to proceed with the filing of any
proposed registration statement if less than 30% of the outstanding Warrant Stock is covered by such registration statement.

                  Notwithstanding anything to the contrary contained herein, the Company may be obligated to file more than one registration statement pursuant to this ubsection 8(b), but only the first such registration statement shall be at the Company's expense.s
                                              Limitation of Shares in
Underwritten Offering.  If the
managing underwriter or underwriters of an underwritten pubic offering made pursuant to any
registration statement pursuant to subsection 8(a) above deliver a written opinion to a holder of
Warrant Stock seeking to include its Warrant Stock in a registration pursuant to subsection 8(a) above that the total number or kind of securities which such holder and the Company and any other persons or entities intend to include in such offering would adversely affect such offering
(including, without limitation, the marketing of or the price obtainable for the shares of Common
Stock of the Company to be sold by the Company thereunder), then the number of such holder's
Warrant Stock and the number of other shares of Common Stock of the Company to be included in such offering (other than shares of Common Stock to be issued by the Company) may be reduced or excluded in their entirety to the extent necessary to reduce the total number of shares of Common Stock of the Company to be included in such offering to the number recommended by such managing underwriter or underwriters. Any such reduction shall be a proportionate reduction to all such persons (other than the Company) based upon the number of shares proposed to be registered by each such person (other than the Company).
                                              Other Registrations.  Upon any
registration of Common
Stock pursuant to subsection 8(a) or 8(b), if any Warrant Stock requires registration or qualification with or approval of any United States or state governmental official or authority other than registration under the 1933 Act (or any similar federal statute or other Regulatory

Requirement at the time in force) before such Warrant Stock may be issued or may be sold, the
Company will take all requisite action in connection with such registration and will use its best efforts to cause any such shares to be duly registered or approved as may be required.
                           Upon any registration of Common Stock pursuant to
subsection 8(a) or
8(b), the Company shall also utilize its best efforts to comply with such state securities laws, if any, as are applicable to any such registration; provided, however, that it shall not be required to give a general consent to the service of process or to qualify as a foreign corporation or subject itself to taxation as doing business in any such state.
                                              Registration Obligations.  The
Company will deliver to
the holders of Warrant Stock so registered, after the effectiveness of any registration statement filed pursuant to this Section 8, such reasonable number of copies of any preliminary and final prospectus included in such registration statement and of any revised or supplemental prospectus filed and such other reports and documents as such holders may from time to time reasonably request. The Company agrees that it shall keep effective any registration statement filed pursuant to subsection 8(a) or subsection 8(b) above during the period commencing on the initial effective date of such registration statement and ending on the earliest to occur of (i) the date on which updated financial statements of the Company would be required to be filed with the
Securities and Exchange Commission in a post-effective amendment to such registration statement, (ii) the completion of the sale of the Warrant Stock registered under such registration statement, or (iii) the date which is nine months from the initial effective date of such registration statement. After such period, the Company may withdraw such Warrant Stock from registration and shall not be liable to any holder of Warrant Stock for any losses caused by such withdrawal.

                           In the case of each registration, qualification or
compliance effected by
the Company pursuant to this Section 8, the Company will keep each holder of Warrant Stock which is the subject of such registration, qualification or compliance, advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof.
                                              Expenses of Demand and Optional
Registration.  In the
case of any registration pursuant to subsection 8(a) and the first registration pursuant to subsection 8(b) hereof, the Company shall pay all of the expenses in connection therewith, including, without limitation, costs of complying with federal and state securities laws and regulations, accounting and legal fees and expenses of the Company and legal fees and expenses in connection with blue sky matters, printing expenses and filing fees, but s hall not be responsible for the payment of any transfer taxes, underwriting commissions and discounts in respect of the
Warrant Stock, legal fees and expenses for counsel to the registered holders and other expenses of the registered holders. All expenses incurred in connection with the second and any subsequent registration pursuant to subsection 8(b) hereof including, without limitation, all registration and qualification fees, underwriter's discounts and commissions, costs of complying with Regulatory Requirements, printing expenses and filing fees, accounting and legal fees and expenses of the Company, and the fees and expenses of counsel for the selling holders of
Warrant Stock shall be borne by such holders in proportion to the am ount of Warrant Stock sold by each such holder.
                                              Indemnity.  In connection with
any registration statement
which pursuant to this Section 8 includes any Warrant Stock, the Company will indemnify and hold harmless each holder of Warrant Stock and each underwriter of Warrant Stock being sold by any such holder (and will indemnify and hold harmless any person who controls such holder or underwriter within the meaning of Section 15 of the 1933 Act) against and in respect of any and all claims, losses, damages, liabilities and expenses, joint or several, (including, without limitation, legal or other expenses reasonably incurred by each such holder in connection with investigating or defending any such loss, claim, damage, liability or action) resulting from any untrue statement or alleged untrue statement of any material fact contained in such registration statement or prospectus or from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been based upon information furnished in writing to the Company
by such holder or underwriter or any controlling person thereof expressly for inclusion in such registration statement or prospectus and is used in conformity with such writing.
                  In connection with any registration statement which pursuant to this Section 8 includes any Warrant Stock, each holder of any Warrant Stock (the
"Indemnifying Holder")
agrees to indemnify and hold harmless the Company, its directors and its officer and such persons, if any, who control the Company within the meaning of the 1933 Act against and in respect of any and all claims, losses, damages, liabilities and expenses, joint or several (including, without limitation, legal or other expenses incurred by any of them in connection with investigating or defending any such claim, loss, damage, liability or action), to which the
Company or any such person may become subject under the 1933 Act or otherwise insofar as such claims, losses, damages, liabilities or expenses (or actions with respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement or prospectus or from any omission or alleged omission to state therein a material fact relating to the Indemnifying Holder required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that any such untrue statement or omission is based upon information furnished in writing to the Company by
such Indemnifying Holder or any of its authorized representatives for inclusion in such registration statement or prospectus.
                  If the indemnification provided for in this subsection (h) from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses which are indemnified hereunder, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other
things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates
to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such
action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

                  The parties hereto agree that it would not be just and equitable if contribution pursuant to the immediately preceding paragraph were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any party which was not guilty of such fraudulent misrepresentation.
                                              Defense of Claims.  Any
party(ies) seeking
indemnification (the "Indemnitee") shall give prompt written notice to the party(ies) from whom it is seeking indemnification (the "Indemnitor") of any claim by the Indemnitee against the
Indemnitor based on the indemnities contained in Section 8(g) hereof, or any claim against the
Indemnitee, which might give rise to a claim based on the aforesaid indemnities. The notice shall set forth in reasonable detail the nature and basis of the claim and the actual or estimated amount thereof. Failure by the Indemnitee to give the Indemnitor prompt written notice of any such claim shall not release the Indemnitor from liability with respect thereto unless such failure to give notice has a materially adverse effect on the Indemnitor's ability to defend such claim.
Prompt written notice shall mean within (3) days after the Indemnitee receives notice of the claim from the person asserting such claim. The Indemnitee shall permit the Indemnitor a reasonable opportunity to assume the defense, settlement or compromise (herein called "defense" or
"defend"), of any such claim. Failure by the Indemnitor to notify the Indemnitee of its election to defend within thirty (30) days after such notice thereof shall have been given shall be deemed a waiver by the Indemnitor of its right to defend any such claim. If the Indemnitor elects to defend such claim, it shall do so at its own expense and with counsel reasonably acceptable to the Indemnitee and the Indemnitee shall have the right to participate, at its own expense and with counsel of its choosing, in the defense of any such claim and it shall be kept fully informed with respect thereto. The Indemnitee shall not make any settlement of any claim which might give rise to liability of the Indemnitor without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld. The Indemnitor will not agree to any settlement of any indemnified claim pursuant to this subsection 8(h) unless such settlement expressly releases the
Indemnitee from any further liability or responsibility with respect to any action, suit or proceeding and the underlying claim. Any registered holder of Warrant Stock involved in such action, suit or proceeding shall make available to the Company, its attorneys and accountants, all of its books and records relating to any such action, suit or proceeding, and the Company shall make available to any such registered holder, its attorneys and accountants, all books and records of the Company relating to any such action, suit or proceeding, as the case may be. In connection with any such action, suit or proceeding such registered holder and the Company shall render to each other such assistance as may reasonably be required in order to ensure the proper and adequate defense of any such action, suit or proceeding.
                                              Information to be Furnished to
the Company.  Each
holder of any Warrant Stock, by acceptance thereof, agrees to furnish to the Company such information and material concerning such holder as may be reasonably requested by the
Company or its counsel in connection with any registration or qualification of shares of Warrant
Stock proposed to be made by the Company pursuant to this Section 8, and further agrees to take all reasonable steps to comply with the 1933 Act and the applicable rules and regulations thereunder and with the securities laws of the states in which any such public offering is made.

                                      Termination of Registration
Obligations. If the Company shall receive a "no-action" letter from the staff of the Securities and
Exchange Commission or shall receive an opinion or opinions of its counsel to the effect that the
Warrant Stock owned by a particular holder or a proposed disposition by such party is not required to be registered under the 1933 Act or any other applicable Regulatory Requirements, the provisions of this Section 8 shall be terminated with respect to such particular Warrant Stock, provided that (i) the restrictions imposed by Section 4 hereof shall terminate as to this Warrant and the Warrant Stock and the holder hereof shall be entitled to receive from the Company, at the expense of the Company, certificates representing the shares of the Warrant Stock or certificates evidencing Warrant Stock without the restrictive legend referred to in Section 4 hereof, and (ii) such opinion of counsel shall be reasonably satisfactory to the holders of a majority of the Warrants or the Warrant Stock; provided further, that if such "no-action" letter or such opinion relates to a particular disposition of Warrant Stock, the provisions of this Section
8 shall be applicable to such Warrant Stock and any holder thereof until final consummation of such disposition and if such "no-action" letter or opinion is terminated expressly or impliedly or subject to any condition, the Company will comply promptly with any such condition as is applicable to it and within its control, and the provisions of this Section 8 will be applicable to such Warrant Stock and to any holder thereof if the terms of such "no-action" letter or opinion terminate or the conditions thereof are not met.
                    Notices. All notices and other communications from the Company to the holder of this Warrant shall be deemed validly given, made or served if in writing and delivered (as of such delivery) or sent by certified mail (as of three days after deposit in a United States post office), postage prepaid, return receipt requested, or by facsimile or overnight courier service, charges prepaid (as of the date of confirmation of receipt), to the address or telecopy number furnished to the Company in writing by the last holder of this Warrant who shall have furnished an address or telecopy number to the Company in writing.
                    Change; Waiver. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.
                    No Rights or Liability as a Shareholder. This Warrant does not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company. No provision hereof, in the absence of affirmative action by the holder hereof to purchase Common Stock, and no enumeration herein of the rights or privileges of the holder hereof shall give rise to any liability of such holder as a shareholder of the Company.
                    Certain Information as to the Company. Promptly after the same become publicly available, the Company shall deliver to the holder of this Warrant copies of such annual, periodic and other reports, and such proxy statements and other information, as shall be filed by the Company with the Securities and Exchange Commission pursuant to the requirements of theSecurities Exchange Act of 1934, as amended.
                    Headings. The headings in this Warrant are for purposes of convenience in reference only and shall not be deemed to constitute a part hereof or to affect the interpretation of any provision of this Warrant.

                    Law Governing. This Warrant shall be construed and enforced in accordance with and shall be governed by the laws of the State of New York.
                                                     ARTHUR TREACHER'S, INC.

                                                     By:___________________
                                                        Name:
                                                        Title:

Attest:



_____________________________

                                        [FORM OF ELECTION TO PURCHASE]

                  The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase __________ shares of Common Stock and herewith tenders in payment for such securities a certified or official bank check payable in New York Clearing
House Funds to the order of ARTHUR TREACHER'S, INC. in the amount of $__________, all in accordance with the terms of the Warrant Certificate No. ___ dated as of ________ __,
1996 issued by ARTHUR TREACHER'S, INC. The undersigned requests that a certificate for such securities be registered in the name of __________ whose address is __________ and that such Certificate be delivered to __________ whose address is __________.

Dated:
Signature
(Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate.)



(Insert Social Security or Other Identifying Number of
Holder)

EXHIBIT 10.3   Purchase Agreement dated
November 27, 1996 between M.I.E. and Registrant

                      PURCHASE AGREEMENT


                  AGREEMENT made as of the 27th day of November, 1996, by and among Arthur
Treacher's, Inc., a corporation duly organized, validly existing and in good standing under and by virtue of the laws of the State of Utah, with executive offices at 7400 Baymeadows Way, Suite 300,
Jacksonville, Florida 32255 (hereinafter referred to as the "Buyer"), and the individuals and entities set forth on Schedule 1(b) attached hereto (hereinafter referred to as the
"Sellers").
                         INTRODUCTION
                  A. The Sellers own one hundred percent (100%) of the presently issued and outstanding shares of capital stock (hereinafter referred to as the
"Company Stock") of M.I.E.
Hospitality, Inc., a corporation duly organized, validly existing and in good standing under and by virtue of the laws of the State of Pennsylvania, with executive offices at 480 W. Fifth Street, Bloomsburg,
Pennsylvania 17815 ("M.I.E." or the "Company").
                  B. The Sellers are willing to sell the Company Stock to Buyer, and Buyer is willing to purchase the Company Stock from Sellers, for a purchase price of One Million Six Hundred Thirty-
One Thousand Five Hundred Sixty Three Dollars ($1,631,563) in cash, subject to the terms and conditions of this Agreement.
                           NOW, THEREFORE, in consideration of the promises and
the mutual covenants
herein contained, the sufficiency of which is hereby acknowledged, the parties intending to be legally bound do hereby agree as follows:
                  1.       Purchase of Stock and Consideration.
                           (a)      Purchase and Sale of Stock.  In reliance on
the representations and
warranties, and subject to the terms and conditions hereinafter set forth, the Sellers shall sell and deliver to Buyer, and the Buyer shall purchase and take delivery from Sellers, on the Closing Date (as hereinafter defined), all of the Company Stock owned by the Sellers. Each certificate representing the
Company Stock shall be duly endorsed for transfer or accompanied by an appropriate instrument of transfer duly executed.
                           (b)      Purchase Price.  Subject to the adjustment
at Closing in accordance with
Section 1(c) below, the Purchase Price for the Company Stock shall be One Million Six Hundred Thirty
One Thousand Five Hundred Sixty Three Dollars ($1,631,563), of which One Million Three Hundred
Eighty One Thousand Five Hundred and Sixty Three Dollars ($1,381,563) which shall be paid by certified or bank cashier's check or wire transfer on the closing date (the "Closing Date") to the order of each of the Sellers in proportion to their ownership of the Company Stock, as set forth on Schedule
1(b) attached hereto (the"Sellers Distribution Schedule") in accordance with the instructions set forth on the Sellers Distribution Schedule and (ii) $250,000 which shall be paid by certified or bank cashier's check or wire transfer on the Closing Date to Brown Brothers Harriman (the "Escrow Agent") in
accordance with Section 7.
                           (c)      Additional Investment.   Subject to
adjustment at Closing as set forth
below, on the Closing Date, Buyer agrees to invest $618,437 (the "Investment") into M.I.E. which amount shall be for the repayment at Closing of a portion of the indebtedness owed to Magee Industrial
Enterprises, Inc. ("Magee") by M.I.E. (such portion of the total indebtedness referred to herein as the
"Target Intercompany Debt").  The parties acknowledge and agree that the Target
 Intercompany Debt
shall be equal to the dollar amount at Closing by which the total amount of indebtedness of M.I.E. to
Magee on the M.I.E. books exceeds $1,091,563 (the "Remaining Debt").
Buyer agrees that in the event
that as of the Closing Date the amount of the Target Intercompany Debt is other than $618,437 the amount of the Purchase Price and Investment shall each be adjusted so that the total cash paid by the

Buyer at Closing, in the aggregate, for the Investment and the Purchase Price, equals $2,250,000, as follows:
                                    (1)     in the event that on the Closing
Date the Target Intercompany Debt is
greater than $618,437, then the amount of the Purchase Price shall be decreased, and the amount of the Investment shall be increased, by the dollar amount by which the Target Intercompany Debt exceeds
$618,437; and
                                    (2)     in the event that on the Closing
Date the Target Intercompany Debt is less than $618,437, then the amount of the Purchase Price shall be increased, and the amount of the
Investment shall be decreased, by the dollar amount by which the $618,437 exceeds the Target

Intercompany Debt. On or before Closing, Company shall send written notice to Buyer confirming the amount at Closing of the Target Intercompany Debt. The Remaining Debt owed by M.I.E. to Magee shall be evidenced by a promissory note to be delivered by Company to Magee at Closing in accordance with Section 1(d) below.
                           (d)      Conversion of Debt.  On the Closing Date,
M.I.E. shall deliver a
promissory note to Magee in the principal amount of the sum of the Remaining Debt and $48,000 (the
"M.I.E. Note").  The principal amount of the M.I.E. Note shall be payable in
10 equal semiannual
installments, with the first payment being due 18 months after the Closing Date and the final payment
being due on the sixth anniversary of such date. The principal amount of the promissory note shall bear interest at the rate of eight percent (8%) per annum and interest shall be payable every six months from the Closing Date. In the event of a closing of (i) any debt or equity financing, or series of financings, by the Company or Buyer for gross proceeds in excess of (A) $15,000,000 in the aggregate, (other than any purchase money financing in connection with the acquisition of any assets) or
(B) $10,000,000, in the
aggregate, provided that the debt or equity financing which results in equaling or exceeding the aggregate gross proceeds of $10,000,000 is a financing for gross proceeds of a minimum of $5,000,000 (other than any purchase money financing in connection with the acquisition of any assets), or (ii) the sale of all or
substantially all of the capital stock or assets of the Company or Buyer, the balance of all outstanding principal and interest under the promissory note shall be prepaid in full by
the Company.   In the event
that the Buyer or Company or any affiliate receives cash from the sale, or series of sales, of any interest in Company assets owned by the Company at the Closing Date, including, but not limited to franchise rights, for an amount in excess of $1,000,000, then 30% of the amount of cash received by the Buyer or the Company in consideration for the sale of such assets in excess of $1,000,000 shall be used to prepay the principal then remaining due under the M.I.E. Note, which payment shall be applied to the first payment of principal then remaining due, then to each successive payment of principal then
remaining due and then to accrued interest.   The Buyer shall guaranty all of
the Company's obligations
under the M.I.E. Note pursuant to a guaranty to be delivered to the Sellers at Closing (the "Buyer
Guaranty"). The forms of the M.I.E. Note and Buyer Guaranty are attached hereto as Exhibits A and B, respectively.
                  (e)      Transfer of Stock and Company Payment to Magee.
On or before the Closing
Date, M.I.E. shall transfer 490,000 shares of Series B Preferred Stock of the Buyer owned by M.I.E. (the
"Relevant Preferred Stock") to Magee, which stock is convertible into 765,625 shares of Common Stock
of the Buyer, the consent to such transfer the Company and Buyer hereby acknowledges. The Buyer agrees to pay Magee an amount equal to the accrued dividend on the Series B Preferred Stock of
$390,417, the adjusted accrued dividend amount through November 30, 1996 in full on September 1,
1998, in accordance with the terms of the promissory note (the "Buyer Note") attached hereto as Exhibit
C. Such obligation shall not bear interest (except as otherwise provided in the Buyer Note) and no dividends shall accumulate on such Preferred Stock after November 30, 1996.
The Sellers, Company
and Buyer acknowledge that (i) commencing six months from the Closing Date, the Buyer can require the then holder of the Relevant Preferred Stock to convert such preferred stock into 765,625 shares of
Common Stock of Buyer for no additional consideration, and (ii) at any time after Closing, the holder of the Relevant Preferred Stock may convert such preferred stock into 765,625 shares of Common Stock of Buyer for no additional consideration.
                  2. Representations and Warrants of the Company and the Sellers. Subject to
the provisions of Section 7(e), below, the Company and the Sellers jointly and severally represent, warrant and agree as follows:
                           (a)       Corporate.
                                    (1)     M.I.E. is a corporation duly
organized, validly existing and in good
standing under and by virtue of the laws of the State of Pennsylvania. The Company is qualified to do business as a foreign corporation in such other states in which the ownership of its assets or the nature and conduct of its businesses requires such qualification and which are set forth in Schedule "2(a)(1)"
previously delivered to Buyer.
                                    (2)     The Company has the power to own
its property and to carry on its
business as and where such are now conducted. Except for the Relevant Preferred Stock, the Company
does not have any equity interest in any other corporation, partnership, joint venture or association or
control, directly or indirectly, of any other entity.
                                    (3)     The authorized capital stock of
M.I.E. (the "Company Capital Stock")
consists of 850,000 shares of non-voting common stock, par value $0.01 per share, of which
780,152.260 shares of non-voting common stock are presently outstanding and 12 shares of voting common stock, par value $0.01 per share, of which 11.650 are issued and outstanding. The issued and outstanding shares of the Company's voting common stock and non-voting common stock are as stated
in Schedule 2(a) (the "Company's Outstanding Capital Stock"). Each of the Sellers owns, beneficially and of record, the shares of the Company's Outstanding Capital Stock set forth beside their respective names on Schedule 1(b), free and clear of all liens, claims, charges, security interests and encumbrances
("Free and Clear Title").   Except as set forth on Schedule 2(a), no shares of
the Company's Outstanding
Capital Stock are held in its treasury. The Company's Outstanding Capital Stock has been duly authorized and validly issued and is fully paid and nonassessable; with no liability on the part of the holders thereof. Except as set forth on Schedule 2(a), there are no preemptive rights on the part of any holder of any class of securities of the Company and no options, warrants, conversion or other rights, agreements or commitments of any kind obligating the Company, contingently or otherwise, to issue or sell any shares of its capital stock of any class or any securities convertible into or exchangeable for any such shares and no authorization therefor has been given.
                                    (4)     The copy of the Articles of
Incorporation certified by the Secretary of the
Commonwealth of Pennsylvania on or about November 7, 1996 as being a true and current copy of the
Articles of Incorporation and all amendments thereto as of this date, and its By-Laws, and lists of officers and directors of the Company previously delivered by the Sellers to Buyer, are true and correct copies
as of the date hereof.
                                    (5)     This Agreement and the other
documents contemplated or referenced
under this Agreement (the "Transaction Documents") to which Sellers are parties have been duly executed and delivered by the Sellers and constitute the legal, valid and binding obligation of the Sellers, enforceable in accordance with their terms, except as may be limited by
(i) bankruptcy, insolvency,
reorganization, moratorium or laws affecting the rights and remedies of creditors generally, and (ii) the availability of the remedy of specific performance, injunctive relief or other equitable relief, whether applicable applied by a court of law or equity, including the exercise of judicial discretion in accordance with general principles of equity.
                           (b)      Financial.
                                    (1)     The unaudited balance sheet of the
Company as of      December 31, 1995,
the related unaudited statement of earnings for the twelve months ended December 31, 1995, and the unaudited balance sheet as of September 29, 1996 and the related statement of earnings for the nine months then ended prepared by the Company, labeled Exhibit "2(b)" and previously delivered to Buyer, are materially complete and correct and present fairly the financial condition of the Company as of
December 31, 1995 and September 29, 1996, and with respect to the statement of earnings the results of its operations for the periods then ended, in conformity with accounting principles applied on a basis consistent with that of preceding periods, and the application of such principles has been consistent with generally accepted accounting principles except as set forth on Schedule 2(b) (the "Company's
Accounting Principles").
                                    (2)     Since September 29, 1996, except as
specified in Schedule 2(b), the
business of the Company has been carried on in the ordinary course in substantially the same manner as prior to that date, and the Company has not:
                                            (i)      undergone any material
adverse change in the financial condition of the Company from that shown on the unaudited financial statements as of September 29, 1996 referred to in subsection (b)(1) of this Section 2, or disclosed on Schedule 2(b), including, but not limited to, any reduction in excess of $20,000 in the Company's cash or cash equivalents, it being understood that changes in the financial condition after September 29, 1996 until Closing will not be considered materially adverse to the extent that an audit of the Company's books and records to be conducted by the Buyer's independent certified accountants after Closing, applying the Company's Accounting

Principles, concludes that the Effective Date Working Capital is no less than $216,000 as shall be determined in accordance with the provisions of Section 12(i) below, subject to
(A) the remedies
available to Buyer and Sellers and to (B) Sellers' and Buyer's obligations as described at Section 12(i) below.
                                            (ii)     sustained any damages,
destruction or loss, whether covered by
insurance or not, which in the aggregate materially and adversely affecting the business, property or assets of the Company;
                                            (iii)    made any declaration,
setting aside or payment of any dividend, or any distribution with respect to the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition by the Company of any such stock;
                                            (iv)     made any increase in the
compensation payable or to become
payable by the Company to directors, officers or employees other than as mandated by law with respect to minimum wages, or in the payment of any bonus, or in any insurance, pension or other benefit plan, payment or arrangement made to, for or with any of such officers, employees or agents; or
                                            (v) encountered any other event or
condition of any character, not in the
ordinary course of business, that in the aggregate materially and adversely affecting the results of operations or business or financial condition of the Company.
                           (c)      Undisclosed Liabilities.
                                    (1)     To the best of Sellers' knowledge,
the Company has no liabilities or
obligations, either accrued, absolute, contingent or otherwise, except:
                                            (i)      to the extent reflected or
reserved against in the financial statements referred to in subsection (b)(1) of this Section 2, and not heretofore paid or discharged;

                                            (ii)     to the extent specifically
set forth in any of the Schedules, including
Schedule 2(c),  delivered to Buyer or elsewhere in this Agreement; and
                                            (iii)    those incurred in or as a
result of the normal and ordinary course of business since September 29, 1996, all of which have been consistent with past practices and none of which in the aggregate are material and adverse.
                                    (d)     Tax Returns.
                                    Except as otherwise described on attached
Schedule 2(d):
                                    (1)     The Company has filed with the
appropriate governmental agencies all the returns required to be filed by it or with respect to its business and has paid, or made provision for the payment of, all taxes as well as penalties and interest related thereto, if any, which have or may become due pursuant to said returns, except taxes which have not yet accrued or otherwise become due or for which adequate provision has been made on the books of the Company.
                                    (2)     None of such returns has been
examined and settled, and no waivers of
statutes of limitation have been given or requested.
                                    (3)     All such returns and reports have
been prepared on the same basis as those of previous years, and all federal, state, city and foreign income, profits, franchise, sales, use, occupation, property, excise or other taxes due in connection with the Company's business has been fully paid or accrued or adequately reserved for in the financial statements referred to in subsection (b)(1) of this
Section 2 of the Agreement.
                                    (4)     No deficiency or assessment with
respect to or proposed adjustment of
the Company's Federal, state, county or local taxes are pending or, to the best of the Company's knowledge, threatened. There are no tax liens, whether imposed by any Federal, state, county or local taxing authority, outstanding against the assets, properties or businesses of the Company.

                           (e)      Title to Property.
                                    (1)     A list of all real and personal
property owned by the Company is set forth on Schedule 2(e) attached hereto (hereinafter referred to as the "Assets").
The Company owns all right,
title and interest in and to all of its respective properties and assets, including intangibles, free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except as set forth in Schedule 2(e) previously delivered to Buyer.
                                    (2)     The Company does not lease any
real or personal property as lessee,
except as set forth in Schedule 2(e), attached hereto. Each of these leases (the "Leases") are in good standing, valid, binding, and in full force and effect and have not been modified. To the best of Sellers' knowledge, M.I.E. is not in default under any of the Leases and M.I.E.
 has not received any notice of
its default under any of the Leases and the Company has not given any notice of any default by any otherparty under any of the Leases, nor, to the best of Sellers' knowledge, has any event occurred which, with notice or the passage of time, or both, would constitute a default by it or any other party under any of the Leases. With respect to any Leases regarding which Company has received an estoppel certificate before or after Closing that satisfies the closing condition at Section 8(a)
(8), below, the parties
acknowledge and agree that Buyer shall make no claim for indemnification relating to any breach of the representation and warranty in the foregoing sentence or similar representation or warranty in this
Section 2 (to the extent the landlord under such Lease is estopped from asserting its rights with respect thereto in accordance with such estoppel certificate) unless prior to receipt of any such estoppel certificate under any Lease Company had received written notice of a default under such lease that remains uncured. Except as set forth on Schedule 2(e), to the best of Sellers' knowledge, the Company's rights in the property covered under the Leases (including any improvements and appurtenances thereto) are paramount to the rights of any other person or entity other than the landlords under the leases. The

Company has received no notices other than periodic rent, common area maintenance and other operating expense bills from the landlord under each lease and as included in the Company's leases file given to
Buyer for Buyer's review, it being understood that any such notices for payments that are not yet due, including periodic notices for adjustments for any such charges (which in the past has resulted in positive or negative adjustment payments made or received by Company) shall be the sole obligation of Company with no further liability on behalf of, and no claim for reimbursement that can be made against, the
Sellers. No consent or approval of any third party is required with respect to the Leases has not yet been obtained, including certain leases previously identified to Sellers by Buyer (the "Identified Leases"), in order to avoid a default thereunder by reason of the transactions contemplated by this Agreement, except as set forth on Schedule 2(e).
                                    (3)     To the best of Sellers' knowledge,
except as set forth on Schedule 2(e),
all personal property in which the Company has an ownership or leasehold interest is in all material respects in good operating condition and repair and in all material respects conform to all applicable laws, including without limitation building and zoning laws, statutes, ordinances or regulations and no notice of any violation of such matters relating to the business, property or assets of the Company has been received by the Company. Except as set forth on Schedule 2(e), none of the premises owned or leased by the Company are in need of maintenance or repairs except for reasonable wear and tear and ordinary routine maintenance and repairs that are not material in nature or cost.
                                    (4)     Neither the whole nor any
portion of any of the Assets has been
condemned or otherwise taken by a public authority, nor do the Sellers know or have any reasonable grounds to believe that any such condemnation or taking is threatened or contemplated.
                           (f)       The inventories of the Company existing
on the Closing Date, consist of
items of a quality and quantity usable or saleable in the normal course of its business, subject to usability and salability exceptions described on attached Schedule 2(f) which are consistent with past business experience. The present inventories of the Company are maintained at levels that are consistent with past practices to this point of the fiscal year.

                                  (gContracts and Commitments.
                                    Except as set forth on attached Schedule
2(g):
                                    (1)     The Company has no written or oral
contracts or commitments involving
a consideration in excess of $5,000.
                                    (2)     The Company has received no written
notice under any service warranties,
whether express or implied, by the customers of the Company.
                                    (3)     The Company has not given any
revocable or irrevocable power of
attorney to any person, firm or corporation for any purpose whatsoever.
                                    (4)     To the best of Sellers'
knowledge, the Company is not restricted by agreement from carrying on its business anywhere in the states of Pennsylvania, New York, New Jersey and Delaware (it being understood that Company is not the sole and exclusive franchisee in the above-referenced states, and has previously disclosed the existence of pre-existing franchisees therein).
                                    (5)     Set forth in Schedule 2(g)(5)
previously delivered to Buyer are all
insurance policies and bonds in force with respect to the Company and the date on which such policies were to be in force and the date on which such policies expire.
                                    (6)     Set forth in Schedule 2(g)(6)
previously delivered to Buyer are the names and locations of all banks in which the Company has accounts and the names of persons authorized to sign checks, drafts or other instruments drawn thereon.

                                    (7)     Except as set forth on Schedule
2(g)(7), no director, officer, employee or stockholder of the Company, or member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, in an entity who is a competitor, customer, supplier or other, entity, who, during the past 12 months has been a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to any such person or firm, except for indebtedness owed to and transactions (which transactions are also set forth on Schedule
2(g)(7)) with Magee, or any of its affiliates; as of the Closing Date, the Remaining Debt (defined at
Section 1(c), above) and all other amounts due Magee will be in the principal amount of $1,139,563.
For the purposes hereof, a spouse, lineal descendant, parent, brother or sister of any Seller shall be deemed to be a member of the family of such Seller.
                                    (8)     To the best of Sellers'
knowledge, the Company is not in default, nor is there any known basis for any claim of default, under any contracts or commitments made or obligations owed by it. The Company has not received any written notice of any breach or anticipated breach by any other party to any contract or commitment to which the Company is a party.
To the best of Sellers'
knowledge, no consent or approval of any third party is required with respect to such contract in order to avoid a default thereunder by reason of the transactions contemplated by this Agreement, except as set forth on Schedule 2(g)(8).
                                    (9)     Except as disclosed on Schedule
2(g)(9), all accounts receivable of the
Company  reflected in the balance sheet as of September 29, 1996
(attached as part of Schedule "2(b)"),
except those collected since such date, and such additional accounts receivable as are reflected on the books of the Company on the date hereof, net of applicable reserves, are collectible in the ordinary course based upon the best of Sellers' knowledge as of the Closing Date.
Schedule 2(g)(9) previously delivered
to Buyer is an aging Schedule with respect to such accounts receivable, as of the date thereof.
                           (h)      Disclosure.  No representation or warranty
by the Company or the Sellers
in this Agreement, nor any statement, certificate or Schedule furnished, or to be furnished, by or on behalf of the Company or the Sellers pursuant to this Agreement, nor any document or certificate delivered to Buyer pursuant to this Agreement, contains or shall contain any untrue statement of a material fact, or omits, or shall omit to state a material fact necessary to make the statements contained therein not materially misleading.
                           (i)      Employee Relations.
                                    (1)     The Sellers have heretofore
furnished to Buyer a true and complete payroll roster (Schedule 2(i)) of all employees of the Company for the nine months of 1996 showing the rate of pay for each such person entitled to receive compensation from the Company, and the gross payments made to each such person for the periods set forth above.
No increases in such salaries, other than as set forth on Schedule 2(i), or the increase in federal minimum wage, have been given since September
29, 1996.
                                    (2)     (i)  The Company is not a party to
any collective bargaining agreement
covering or relating to any of its employees except as set forth in Schedule 2(i), previously delivered to
Buyer. The Company is not required to recognize and have not received a written demand for recognition by any collective bargaining representative.
                                                (ii) The Company is not a
party to any contract with any of its
employees, agents, consultants, officers, salesmen, sales representatives, distributors or dealers that is not cancelable by the Company without penalty or premium on not more than thirty days' notice, except as set forth in Schedule 2(i) attached hereto; and
                                               (iii) The Company has not
promulgated any policy or entered into any agreements relating to the payment of severance pay to employees whose employment is terminated or suspended, voluntarily or otherwise.
                                    (3)     Except as set forth in the
Schedule 2(i) attached hereto, to the best of Sellers' knowledge:
                                            (i)   The Company has complied in
all material respects with all applicable laws, rules or regulations relating to employment, including those relating to wages, hours, collective bargaining and the withholding and payment of taxes and contributions, and
(ii) the Company has
complied in all material respects with the National Labor Relations Act, as amended, Title VII of the Civil
Rights Act of 1964, as amended, the Occupational Safety and Health Act, Executive Order 11246, the regulations under such acts and all other Federal and state laws applicable to the Company relating to
the employment of labor, including any provisions thereof relating to discrimination or harassment. The
Company has, and will have at the Closing Date, withheld all amounts required by law or agreement to be withheld from the wages or salaries of its employees and there are no arrearages of wages, payments under any pension or insurance plan or any other benefit, or any tax or penalty for failure to comply with the foregoing owed by all of them with respect to employees which are not either accrued or adequately reserved for in the financial statements referred to in Subsection 2(b)(i) of this Agreement. Except as may be referenced in the Schedules to this Agreement, the Company has not received any written notice of any material controversies pending or threatened, between the Company and any of its employees or any labor unions or other collective bargaining agents representing or purporting to represent its employees.

                                    (4)     The Company has not promulgated
any profit-sharing, retirement, stock
purchase, deferred compensation or other similar plan providing benefits for its employees and the
Company has not announced the prospective promulgation thereof except as set forth in Schedule 2(i).
There is no unfunded past service credit liability or any other liability with respect to any such plans other than as set forth on Schedule 2(i). No reportable event as defined in Title
IV of the Employee Retirement
Income Security Act of 1974, as amended by the Multiemployer Pension
Plan Amendments Act of 1980,
has occurred with respect to any such plan subject to the minimum funding requirement of Section 412 of the Internal Revenue Code of 1954.
                           (j)      No Breach of Statute or Contract.  To
the best of Sellers' knowledge, neither
the execution and delivery of this Agreement, nor compliance with the terms and provisions of this
Agreement on the part of the Company or the Sellers, will (i) violate any statute, license, or regulation of any governmental authority, domestic or foreign, or (ii) result in the default by the Company or any of the Sellers of any judgment, order, writ, decree, rule or regulation of any court or administrative agency, or (iii) breach, conflict with, or result in a breach of any of the terms, conditions or provisions of any material agreement or instrument to which either the Company or the Sellers is a party, or by which any of them is or may be bound, or (iv) constitute a default thereunder, or (v) result in the creation or imposition of any claim, lien, charge or encumbrance of any nature whatsoever upon, or (vi) give to others any claim, interest or rights, including rights of termination or cancellation in, or with respect to, any of their property, assets, contracts, licenses or businesses.
The Company has not received written
notice alleging that the conduct of its business violates any law or regulation applicable to such business, except as otherwise set forth in the Schedules attached hereto.
To the best of Sellers' knowledge, the
conduct of the Company's business does not violate any law or regulation applicable to such business.
To the best of Sellers' knowledge, the Company has complied with all laws, rules, regulations and orders applicable to its business, operations, properties, assets, products and services, and the Company has all necessary permits, licenses and other authorizations required to conduct its business as conducted and as proposed to be conducted. To the best of Seller' knowledge, there is no existing law, rule, regulation or order, whether Federal or state, which would prohibit or materially restrict the Company from, or otherwise materially adversely affect the Company in, conducting its business in any jurisdiction in which it is now conducting business.
                           (k)      No Litigation.  Except as set forth in
Schedule 2(k) previously delivered
to Buyer, the Company has received no written notice of any, action or legal, administrative, arbitration or other proceeding or governmental investigation, or any change in the zoning or building ordinances affecting the real property or leasehold interests of the Company, pending or threatened against the
Company. The Company is not in default with respect to any order, writ, injunction or decree known to or served upon the Company of any court or of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. There is no action or suit by the Company pending or threatened against others.
                           (l)      Patents and Trademarks.  Schedule 2(l)
previously delivered to Buyer
correctly sets forth a list of all letters patent, patent applications, inventions upon which patent applications have not yet been filed, trade names, trademarks, trademark registrations and applications, copyrights, copyright registrations and applications, both domestic and foreign, presently owned, possessed, used or held by the Company and, except for licenses from the Buyer or unless otherwise indicated in such Schedule, the Company owns the entire right, title and interest in and to the same. Such
Schedule also correctly sets forth all patents, patent applications, inventions upon which patent applications have not yet been filed, trade names, trademarks, trademark registration and applications, and licenses, both domestic and foreign, which materially relate to the business of the Company, and which are owned or controlled by any director, officer, stockholder or employee of the Company. Such
Schedule also correctly sets forth a list of all licenses materially relating to the business of the Company granted to the Company by others, except by the Buyer, and to others by the Company. Company has not received written notice of any pending or threatened challenges regarding any letters patent, patent applications, trade names, trademark registrations and applications, copyrights, copyright registrations and applications, and grants of licenses set forth in such Schedule, except as set forth in said Schedule.
The Company has not received written notice that the conduct of its business as heretofore carried infringe upon the patents, trademarks, trade name rights, copyrights or publication rights of others, except as set forth in said Schedule
                           (m)      Trademark Indemnification.  Except as set
forth in Schedule 2(m), to
the best of Sellers' knowledge, the Company has not given any indemnification for, patent, trademark or copyright infringement as to any equipment, materials or supplies manufactured, produced, used or sold by it or with respect to services rendered by it.
                           (n)      Absence of Undisclosed Liabilities.
xcept as otherwise disclosed in the
Schedules referenced in this Agreement, the Company has no material liabilities, in the aggregate, of any nature, whether accrued, absolute, contingent or otherwise (including without limitation any affirmative obligations under its Leases and liabilities as guarantor or otherwise not disclosed to the Buyer pursuant to this Agreement with respect to obligations of others, or liabilities for taxes due or accrued or to become due in each case to the extent not disclosed to the Buyer pursuant to this Agreement).
                           (o)      Insurance.  The Company holds policies in
the amounts and for the
coverage set forth on Schedule 2(o), which coverage is consistent with Company's past business practices. Except as disclosed on the Schedules hereto, Company has received no written notice of any claims pending against the Company under any insurance policies currently in effect and covering the property, business or employees of the Company, and all premiums with respect to the policies maintained by the Company due and payable through the date hereof have been paid by the Company, or on behalf of the Company.
                           (p)      Loans and Advances.  Except as set forth
on Schedule 2(p), the Company
does not have any outstanding loans or advances to any person and is not obligated to make any such loans or advances, except, in each case, for advances to employees of the Company in respect of reimbursable business expenses anticipated to be incurred by it in connection with its performance of services for the Company.
                           (q)      Significant Customers and Suppliers.  No
supplier to the Company of
more than $50,000 of products or services for any month during the period covered by the Financial
Statements or thereafter, has terminated, materially reduced or provided written notice of its intent to terminate or materially reduce its purchases from or provision of products or services to the Company or any subsidiary, as the case may be.

                                 (r)Environmental Protection.
                                    (1)     Definitions.  For purposes of this
Agreement, the following terms shall
have the following meanings:
                                            (i)      "Environmental Law" means
any federal, state, provincial, foreign, or local statute, law, rule, regulation, ordinance, code or policy having the force of law relating to pollution or protection of the environment or natural resources, existing as of the Closing Date, including, without limitation; the Comprehensive Environmental Response, Compensation and Liability
Act, 42 U.S.C. 9601 et seq. ("CERCLA"); the Superfund Amendments and Reauthorization Act, Public
Law 99-499, 100 Stat. 1613); Resource Conservation and Recovery
Act ("RCRA"), 42 U.S.C. 6901,
et seq.; the National Environmental Policy Act, 42 U.S.C. 4321;
the Safe Drinking Water Act, 42
U.S.C. 300f et seq.; the Toxic Substances Control Act ("TSCA"), 15
U.S.C.2601 et seq.; the Federal
Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. 136, et seq.; the Hazardous Materials
Transportation Act, 49 U.S.C. 1801; the Federal Water Pollution
Control Act, 33 U.S.C. 1251 et seq.;
the Occupational Safety and Health Act, 29 U.S.C. 651 et seq.; and counterpart state and local laws;
and any regulations or orders adopted thereunder.
                                            (ii)     "Governmental Agency"
means any agency of the United States
Government, any state, or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of a government with jurisdiction over the matter in question.
                                            (iii)    "Pre-Closing Environmental
Condition" means the presence of a
Regulated Substance (other than a naturally-occurring substance or cooking oil, fat or lard(("Cooking
Oil")) used in the ordinary course of Company's operations) on or in environmental media at a property
(including the presence in surface water, groundwater, soils or subsurface strata, or air) as of the Closing
Date, including the previous or subsequent migration of any such Regulated Substance. (Pre-Closing
Environmental Condition does not include the mere presence of substances at the property, such as parts of building materials or equipment.)
                                            (iv)     "Regulated Substance"
means any pollutant, contaminant,
hazardous substance, hazardous material, toxic substance, toxic pollutant, solid waste, municipal waste, industrial waste, or hazardous waste, that is defined as such and is subject to regulation under any applicable Environmental Law, excluding cooking oil.

                                            (v)      "Release" shall mean the
spilling, leaking, pumping, pouring,
emitting, discharging, injecting, escaping, leaching, dumping or disposal of any Regulated Substance into surface water, groundwater, soil, the land surface or subsurface, or ambient air.
                                            (vi)     "Required by Law" means an
action that is specifically mandated
by an injunction, order, consent order, permit or license condition, or other legally-binding document issued by a government agency, or that is specifically mandated by a statute or by an applicable regulation
or standard issued by a Governmental Agency.
                                            (vii)    "Response" or
"Response Actions" means any action taken in the investigation, removal, confinement, remediation or cleanup of a Release or any Environmental
Condition. "Response" and "Response Actions" include, without limitation, any action which constitutes a "removal" action or "remedial action" as defined by Section 101 of CERCLA 42 U.S.C. 6901(23) and
(24), or the New Jersey Industrial Sites Recovery Act.
                                            (viii)   "Third Party" means a
person or entity other than Buyer, Buyer's officers, directors, shareholders, or employees.
                                    (2)     Except as set forth in Schedule
2(r):
                                            (1)      The Company has
obtained or applied for all permits, licenses and other governmental approvals (collectively, "Governmental Approvals") which are required to be obtained by it as of the Closing Date under applicable Environmental Laws for the operation of the
Company's business and the ownership and use of all properties owned or leased by the Company, the absence of which would have a material adverse effect on such business.
To the best knowledge of the
Company and Sellers, the sale of the Company Stock will not cause the termination or lapse of any such Governmental Approvals, and such Governmental Approvals are either transferrable to Buyer or, upon appropriate application, without material cost may be reissued in Buyer's name.

                                            (ii)     To the best knowledge of
the Company and Sellers, the Company
is in compliance in all material respects with all applicable Environmental Laws, the terms and conditions of all Governmental Approvals issued to the Company, and the terms of any orders, decrees, or judgments issued to the Company under such Environmental Laws.
                                            (iii)    The Company has not
received written notice of any claim from any Governmental Agency or any third party that the Company, the Company's Business, or any property owned or leased by the Company are in violation of any applicable Environmental Law, or any written notification to the effect that the Company is or may be liable for damages, Response or other liabilities relating to the Release or threatened Release of any Regulated Substance at any property currently or previously leased, owned or operated by the Company or at any other site.
                                            (iv)     To the best knowledge of
Company and Sellers, there are no past
or present conditions, circumstances, activities, practices, incidents, or actions, or the existence of any Pre-Closing Environmental Condition at any property currently or previously owned, leased or operated by the Company, which under any Environmental Law currently in effect
(a) would interfere with or
prevent continued compliance with applicable Environmental Law;
(b) would impose or could reasonably
be expected to impose liability for a Response, damages or other claims under Environmental Law; (c)
could have a material adverse effect on the value of the property, the Company or the Company's
Business; or (d) could reasonably be expected to result in the imposition of a lien on any property of the Company.
                                            (v)      Except for permitted
discharges to sanitary or septic systems and air emissions conducted in compliance with applicable Environmental Laws, the Company has not disposed, discharged or Released into the environment at any property owned, leased or operated by the
Company any "hazardous waste," "hazardous substances" or "toxic substances" (as those terms are defined under applicable Environmental Law). To the best knowledge of the Company and Sellers, any property currently or previously owned, leased or operated by the Company was not used prior to the
Company's ownership, lease or operations, for the disposal of hazardous waste or hazardous substances.

                  3. Representations and Warranties of Buyer. Buyer represents and warrants as follows:
                  (a)      Organization, Power and Qualification.
Buyer is a corporation duly organized
and validly existing, and is in good standing, under the laws of the State of Utah, has the power and authority to own its property and to carry on its business as now being conducted and hereafter proposed to be conducted and is duly qualified and is in good standing as a foreign corporation or partnership, and
authorized to do business, in all jurisdictions in which the character of its properties and assets or the
nature of its business as now being conducted requires
such qualification or authorization.
                  (b)      Ability to Carry Out the Agreement, Etc.
Buyer is not subject to or bound by
any provision of any certificate or articles of incorporation or by-laws, or to the best of Buyerss
knowledge any mortgage, deed of trust, lease, note, bond,
indenture, other instrument or agreement,
license, permit, trust, custodianship, other restriction, or any applicable provision of any law, statute, rule,
regulation, judgment, order, writ, injunction or decree of
any court, governmental body, administrative
agency or arbitrator which could prevent or be violated by
or under which there would be a default as a result of,
nor, except as expressly disclosed on the attached Schedule 3(b)
is the consent of any person
which has not been obtained required for the execution, delivery and performance by the Buyer under this Agreement, or any agreements, contemplated hereunder.
                  (c) Validity of Agreement, Authority, Etc. The execution and delivery of, and performance by Buyer of its obligations under the Transaction Documents, including but not limited to the M.I.E. Note, Buyer Note, Buyer Guaranty and the Relevant Preferred Stock Rights and Preferences,
have been duly authorized by all necessary action of Buyer, except with respect to any shareholder action that may be required regarding any changes to the Company's Certificate of Incorporation regarding the
Relevant Preferred Stock Rights and Preferences.   This Agreement has been, and
 each other Transaction
Document has been, or will be at the Closing Date, duly executed and delivered by Buyer and (assuming valid execution and delivery by the other party) the Transaction Documents are, or will be at the Closing
Date, the valid and binding obligation of it, enforceable in accordance with their terms, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or laws affecting the rights and remedies of creditors generally, and (ii) the availability of the remedy of specific performance, injunctive relief or other equitable relief, whether applicable applied by a court of law or equity, including the exercise of judicial discretion in accordance with general principles of equity.
                  (d)      Relevant Preferred Stock.
                           (i)      The Relevant Preferred Stock has all of
the preferences and rights set forth in
the Stock Purchase and Exchange Agreement originally entered into as of April 18, 1989 (the "Stock
Purchase Agreement") by and between Company and Buyer, in addition to all of the preferences and rights set forth in Buyer's Articles of Incorporation and the Certificates of Designations, Preferences and
Rights of 10% Cumulative Convertible Preferred Stock, Series B of Arthur Treacher's, Inc. filed with the Utah Department of Commerce, which rights and preferences are restated on the attached Schedule
3(d) (the "Relevant Preferred Stock Rights and Preferences");
                           (ii)     Pursuant to agreement with the holder of
the Relevant Preferred Stock,
(A) the unpaid cumulative cash dividends on the Relevant Preferred Stock is an amount equal to
$390,417; and (B) 765,625 shares of the Common Stock of Buyer are issuable upon conversion of the
Relevant Preferred Stock in accordance with this Agreement; and

                           (iii)    Buyer has at least 765,625 authorized and
unissued shares of its Common
Stock available and authorized under its Articles of Incorporation, and that no further corporate, board or shareholder action by Buyer, or any other third party action or consent, is required to consummate the conversion of the Relevant Preferred Stock as contemplated under this Agreement.
                  (e) Financial Statements, Disclosures to Landlords, Solvency. Buyer's Audited
Consolidated Financial Statements as of June 30, 1996 and 1995 and attached hereto as Schedule 3(e), and previously delivered to Company, present fairly the financial condition of
 Buyer as of June 30, 1996,
and the results of its operations for the period then ending, in conformity with generally accepted accounting principles applied on a basis consistent with that of preceding periods. Buyer is solvent, and the entering into of this Agreement and Buyer's performance under this Agreement and the other
Transaction Documents, shall not render Buyer insolvent as determined in accordance with federal and state laws governing determination of the insolvency of debtors. The disclosures made by Buyer in the letter and enclosures provided by Buyer or its advisors to Company for distribution to the landlords under the Identified Leases, and included by Company in their requests for consents sent to said landlords on or about November 20,1996 (the "Buyer Landlord Disclosures"), are true and correct.
                  (f) Litigation. There are no judicial or administrative actions, suits, proceedings or investigations pending, or threatened, which question the validity of or conflict with the terms of this Agreement or of any action taken or to be taken pursuant to or in connection with the provisions of this Agreement, nor does any basis exist for any such action, suit, proceeding or investigation.
                  (g)      Disclosure.  No representations or
warranties by the Buyer in this Agreement, nor any statement or certificate furnished, or to be furnished, by the Buyer pursuant to this Agreement, or in connection with the actions contemplated hereby, contains or shall contain any untrue statement of material facts or omit, or shall omit to state a material fact necessary to make the statements contained therein not misleading.
                  (h)      Notice of Breach of Company and Notice of
Breach of Company or Sellers'
Representations and Warranties.  To the best of its knowledge, Buyer (i)

has disclosed, based on its
and counsel's review of documentation it has received from Company, Sellers or counsel, in connection with its due diligence review of Company, any information, condition or factor (a "Contrary Factor"), to the extent such Contrary Factor is disclosed in such documentation that is contrary to any of Company's or Sellers' representations or warranties made in this Agreement or that otherwise makes any of the foregoing representations and warranties untrue or materially misleading, and (ii) Buyer shall make no claim as to any breach of any foregoing representations or warranties, or any related claim for indemnification, to the extent related to or arising from any such Contrary Factor.
                  4. Survival of Representations and Warranties. All representations, warranties, and agreements of the Sellers, the Company and Buyer contained herein (including all schedules and exhibits hereto) or in any document, statement, certificate or other instrument referred to herein or delivered hereunder in connection with the transactions contemplated;
hereby shall survive until
November 30, 1998; provided, however, that the representations and warranties contained in Sections
2(a) (1), 2 (a) (2), 2(a) (3), 2(a) (4), 2(d) and 2(r) and Sections 3(a), 3(b),
3(c), 3(d) and 3(e)
(collectively, the "Surviving Representations") shall survive indefinitely and shall not be subject to the termination of indemnification provisions set forth in at Section 7(d) (i), below.
                  5.       Conditions Precedent to Buyer's Obligations.
Each and every obligation of
Buyer to be performed on the Closing Date or thereafter, as the case may be, shall be subject to the satis faction prior thereto of the following conditions:

                           (a)      Representations and Warranties True at the
Closing Date.  The
representations and warranties made by the Company and the Sellers in this Agreement or given on their behalf hereunder shall be true on and as of the Closing Date in all material respects with the same effect as through such representations and warranties had been made or given on and as of the Closing Date.
                           (b)      Compliance with Agreement.  The Company
shall have performed and
complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.
                           (c)      Certificate of Fulfillment of Conditions.
There shall be delivered to
Buyer a certificate of the Company certifying in such detail as Buyer may specify the fulfillment of conditions set forth in subsections (a) and (b) of this Section 5.
                           (d)      Opinion of Counsel for Sellers.  Buyer
shall have received a written
opinion of counsel of Sellers dated as of the Closing Date, addressed to Buyer in form and substance reasonably satisfactory to Buyer and its counsel as to the matters addressed at Sections 2(a)(1), 2(a)3 and 2(a)5.
                           (e)      Certificates of Good Standing.  The
Sellers shall have delivered to Buyer
a certificate issued by appropriate governmental authorizes evidencing the good standing of the Company as of a date or not more than thirty (30) days prior to the Closing Date as a corporation of the state of its incorporation and in each state where it is qualified to do business and a confirming telegram with respect to Delaware as of a date not more than four (4) days prior to the Closing Date.
                           (f)      Proceedings and Instruments Satisfactory.
All proceedings, corporate
or other, to be taken in connection with the transaction contemplated by this Agreement, and all documents incident thereto, shall be satisfactory in form and substance to Buyer, and the Company shall have made available to Buyer for examination the originals or true and correct copies of all records and documents relating to the business and affairs of the Company, which Buyer may request in connection with said transaction. The Company and the Sellers shall have complied with all statutory requirements for the valid consummation by the Company or the Sellers of the transaction contemplated by this
Agreement.
                           (g)       No Litigation.  No investigation, suit,
action or other proceeding shall
be threatened or pending before any court or governmental agency which in the opinion of Buyer's counsel is likely to result in the restraint, prohibition or the obtaining of damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby, or in connection with any claim against the Company, not disclosed by the Schedules attached hereto.
                           (h)      Prior Consents and Release of Guarantees.
Except with respect to the
landlord consents and the guarantee listed on Schedule 5(i), receipt of which has been waived by Buyer as a condition to closing under this Agreement, the Company shall have received the written consents to this transaction, from the landlords, guarantors and other third parties, as set forth on the attached
Schedule 5.
                           (i)      All Documents.  All documents required by
Section 9(a) of this Agreement
shall have been delivered to the Buyer.
                  6. Conditions Precedent to the Sellers' Obligations. Each and every obligation of the Sellers to be performed on the Closing Date shall be subject to the satisfaction prior thereto of the following conditions:
                           (a)      Representations and Warranties True at the
Closing Date.  Buyer's
representations and warranties contained in this Agreement shall be true at and as of the Closing Date in all material respects as though such representations and warranties were made at and as of the Closing
Date.

                           (b)      Compliance with Agreement.  Buyer shall
have performed and complied
with its obligations under this Agreement which are to be performed or complied with prior to or on the Closing Date.
                           (c)       All Documents.  All documents required
by Section 8(b) of this
Agreement shall have been delivered to the Sellers.
                           (d)      Certificate of Fulfillment of
Conditions. There shall be delivered to Sellers a certificate of the Buyer certifying in such detail as Sellers may specify the fulfillment of conditions set forth in subsections (a) and (b) of this Section 6.
                           (e)      Opinion of Counsel for Buyer.  Sellers
shall have received a written
opinion of counsel of Buyer dated as of the Closing Date, addressed to Sellers in form and substance reasonably satisfactory to Sellers and their counsel as to the matters addressed at Sections 3(a) and (c).
                           (f)      Proceedings and Instruments
Satisfactory. All proceedings, corporate or other, to be taken in connection with the transaction contemplated by this Agreement, and all documents incident thereto, shall be satisfactory in form and substance to Buyer, and the Company shall have made available to Buyer for examination the originals or true and correct copies of all records and documents relating to the business and affairs of the Company, which Buyer may request in connection with said transaction. The Company and the Sellers shall have complied with all statutory requirements for the valid consummation by the Company or the Sellers of the transaction contemplated by this
Agreement.
                           (g)       No Litigation.  No investigation,
suit, action or other proceeding shall
be threatened or pending before any court or governmental agency which in the opinion of Sellers counsel is likely to result in the restraint, prohibition or the obtaining of damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby, or in connection with any claim against the Buyer, not disclosed to Sellers.
                           (h)      Prior Consents and Release of
Guarantees.  Except with respect to the
landlord consents and the guarantee listed on Schedule 5(i), receipt of which has been waived by Sellers as a condition to closing under this Agreement, the Company shall have received the written consents to this transaction, from the landlords, guarantors and other third parties, as set forth on the attached
Schedule 5.
                           (i)      Acknowledgment with Respect to
Relevant Preferred Stock.
                                    (i)     Buyer hereby covenants
and agrees that (A) the Board of Directors has taken, and (B) at any time period after the Closing Date, if reasonably requested by Holder to enable
Holder to enforce any of the Relevant Preferred Stock
Rights and Preferences, shall cause its
shareholders to take, all such action as necessary or desirable
(including, without limitation, the filing of additional documents or certificates with the Utah
Department of Commerce and/or the creation of a new series of preferred stock) to confirm the Relevant Preferred
Stock Rights and Preferences, provided,
however, that any such filing shall provide that (1) the Holder is entitled to no dividend rights under the Relevant Preferred Stock Rights and Preferences, and (2) that the number of shares of common stock of Buyer into which the Holder is entitled to convert the Relevant Preferred Stock is limited to 765,625 shares, subject only to the provisions of Section 6(e) of the Relevant Preferred Stock Rights and
Preferences.
                                    (ii)    Buyer shall take all a
ction to ensure that the representations and warranties made by Buyer at Section 3(d)(iii) are true and correct through such date when the conversion of the Relevant Preferred Stock shall have been effected in accordance with the provisions of this Agreement;
and

                                    (iii)   Buyer shall take all action
reasonably necessary to reflect on its books, records and stock ledger, the transfer of the Relevant Preferred Stock as contemplated under Section 1(e) of this Agreement.
                  7.       Indemnification and Resolution of Disputes.
                           (a)      Indemnities of Sellers.
                                    (1)     Subject to the provisions
of this Section 7, Sellers hereby agree to indemnify and hold harmless Buyer against and in respect of the following (hereinafter called a "Loss" or "Losses"):
                                            (i)      any loss, liability,
claim, damage or expense (collectively,
"Damages"), arising from or in connection with (A) any failure by the Sellers to perform or comply with any agreement or covenant set forth in any Transaction Document; or
(B) any misrepresentation in or
omission from any representation or warranty set forth in this Agreement or any schedule, list, document, statement, certificate or other instrument furnished by Sellers to Buyer under the Transaction Documents,
(c) claims arising with respect to the pending New York sales tax audit and claims in excess of $48,000 net of any insurance proceeds received by the Company arising from the action entitled "Fettig, et al. vs.
M.I.E. Hospitality, et al.".
                                            (ii)     any and all
actions, suits, proceedings, demands, assessments, judgment, costs, expenses and damages arising from claims made by third parties, including without limitation reasonable attorneys' fees, incident to any of the foregoing;
                                    (2)     Notwithstanding
any other provision of this Agreement, with respect to any breach of the representations and warranties contained in Section 2(r), in addition to the other limitations and provisions set forth at Subsections
7(c), 7(d) and 7(e), Seller's indemnification obligations shall be limited to:

                                            (i)      the costs of any
Response Action ("Response Action Cost")
Required by Law with respect to a Pre-Closing Environmental
Condition not disclosed in Schedule 2(r), incurred as the result of any action by a Governmental
Agency or any Third Party requiring a Response
Action with respect to any such undisclosed Pre-Closing Environmental Condition, but only to the extent that the alleged violation or condition resulting in such Response
Action Costs constitutes a breach of
the representations and warranties of Section 2(r);
                                            (ii)     any Damages arising
from claims asserted by a Third Party prior to the Release Date for property damage or personal injury to a Third Party arising from a Pre-Closing
Environmental Condition, but only to the extent that notice of any such third party claims or disclosure of the existence of any such Pre-Closing Environmental Condition was not referenced in Schedule 2(r) and such failure to disclose constitutes a breach of the representations and warranties of Section 2(r); and
                                            (iii)    any Damages related to
enforcement proceedings or penalties
arising from the alleged violations of Environmental Laws that occurred prior to the Closing Date, resulting from the operation of the Company's business or use of the company's properties prior to the Closing Date, but only to the extent that any such alleged violations constitutes a breach of the representations and warranties contained in Section 2(r).
                           (b)      Indemnities of Buyer.  Subject to
the provisions of this Section 7, Buyer
hereby agrees to indemnify and hold harmless Sellers, individually and collectively, against and in respect of the following (a "Loss" or "Losses"):
                                    (1)     any Damages (as defined above)
arising from or in connection with (i) any failure by the Company or Buyer to perform or comply with any agreement or covenant set forth in any
Transaction Document; (ii) any misrepresentation in or omission from any representation or warranty set forth or contemplated under this Agreement; (iii) the guaranty by Magee to Doris Dillon of the obligations of the Company under a certain lease for the premises in Bloomsburg, Pennsylvania (the
"Dillon Guaranty Indemnity"); or (iv) the failure to obtain the prior written consent to the transaction contemplated under this Agreement under the Pyramid Company lease
(as defined in Schedule 5) and
Buyer 's or Company's negotiations and agreements reached with the landlord thereunder in connection with obtaining such consents (the "Pryamid Indemnity"); and
                                    (2)     any and all actions,
suits, proceedings, demands, assessments, judgment, costs, expenses and damages arising from claims made by third parties, including without limitation reasonable attorneys' fees, incident to any of the foregoing.
                           (c)      Measure of Liability of Sellers in
Respect of Losses.  The amount of
the Sellers' liability for any Loss for which indemnification obligations exist under Section 7(a) and the
amount of the Buyer's liability for any Loss for which indemnification obligations exist under Section
7(b), shall be (1) net of any insurance proceeds received by the party or parties seeking indemnification with respect to such Loss, and (2) measured taking into account the present value (discounted at 8%) of any income tax or other savings which might reduce the overall impact of the Loss whether income tax or other saving is realized in the year such tax is due or in a subsequent year. Notwithstanding anything contained in this Agreement to the contrary, (1) the Sellers shall have no obligation to indemnify the Buyer, and (2) the Buyer shall have no obligation to indemnify the Sellers, for any Losses unless and until any such Losses exceed in the aggregate $50,000, and in such event only to the extent such Losses in the aggregate exceed $50,000 (except that such $50,000 minimum amount of Losses shall not apply to any amounts that may be payable by (A) Sellers pursuant to
(i) Net Current Adjustment under Section
12(i), (ii) claims arising with respect to the Williamsport
Good Title Representation, (iii) claims arising with respect to the pending New York State sales tax audit and
(iv) claims in excess of $48,000 net of
any insurance proceeds received by the Company arising from the action entitled "Fettig, et al. vs. M.I.E.

Hospitality, et al.", or (B) Buyer pursuant to (i) Net Current Adjustment under Section 12(i), (ii) claims arising with respect to the Pyramid Indemnity, (iii) claims arising with respect to the Dillon Guaranty
Indemnity, and (iv) any claims arising under or relating to Buyer's failure to make payment or perform under the M.I.E. Note, Buyer Note, Buyer Guaranty or any other Transaction Document requiring performance by Buyer or Company after the Closing).
                           (d)      Limitation of Liabilities.
Notwithstanding any other provision in this
Agreement:
                                    (i)     except for Losses asserted in
accordance with this Section 7 prior to
November 30, 1998 (the "Release Date") and as provided in Section 12(hh), below, no claim can be made or lawsuit instituted by any party to this Agreement for any indemnification claim under this
Agreement after the Release Date; provided, however, that indemnification relating to the Surviving
Representations, as defined in Section 4, shall survive as specified in
Section 4; and

                                    (ii)    in no event shall either the
Buyer's liability, on one hand, or the Sellers'
liability, on the other hand, in the aggregate, under this Section 7 exceed $1,900,000.
                                    (iii)   with respect to any claim for
indemnification relating to the representation
and warranty regarding Free and Clear Title as defined in and made under
Section 2(a)(3), above, Buyer
acknowledges and agrees to first file a claim against the individual Seller or Sellers who or which transfer
to Buyer the shares of Company's Outstanding Capital Stock as to which such indemnification claim
arises (the "Individual Claim") and pursues such Individual Claim for at least 30 days, prior to seeking
any remedies against any other Seller under this Agreement.
                           (e)      Sellers Knowledge.  All
warranties made in this Agreement and the
Transaction Documents to "Sellers' or Company's knowledge" or
"to the best knowledge of the
Company or Sellers'" or "to the best of Sellers' or Company's knowledge", or any similar qualification
regarding the knowledge of Sellers and/or Company shall mean (i) to the actual knowledge of Mike
Katerman, Robert Abbott, Thomas Hoffman and (ii) with respect to any information requested on the
questionnaire attached hereto as Exhibit D, the actual knowledge of the individuals set forth on Schedule
7(e), which knowledge shall be deemed to be the information disclosed in the Response to the
Questionnaire Memorandum attached hereto as Exhibit D-1 and any written notices or correspondence
the existence of which was requested in the Questionnaire Memorandum.
The Sellers or any of them
shall be deemed to have knowledge of the inaccuracy of a warranty if any Seller has actual knowledge
of same or has actual knowledge of facts which would have caused a reasonable person in the position
of such Seller to determine the inaccuracy of the responsibilities with the Company or the management
of his, her or its investment in the Company.  The parties acknowledge and agree that (i) the disclosure
schedules and exhibits referenced in Section 2 of this Agreement are hereby amended, where appropriate
to specifically include any and all information included or
referenced in the attached Exhibit D-1 as if such
information is also set forth on the appropriate schedules or exhibits; and (ii) in the event that any
information is required to be disclosed in more than one
schedule or exhibit or elsewhere in this
Agreement with respect to any representation or warranty,
such information shall be deemed disclosed
in each such schedule, exhibit or appropriate section of this Agreement in which such disclosure may be required or appropriate, but only to the extent disclosed on at least one schedule or exhibit; and (iii) the parties acknowledge and agree that notwithstanding any provision to the contrary contained in Section
2, Buyer shall make no claim for indemnification against Sellers relating to any information or condition disclosed in Exhibit D-1, unless such disclosure contains any untrue statement of material fact or omits
to state a material fact necessary to make the disclosure not materially misleading.
                           No claim based on the inaccuracy of any
representation or warranty that either (i)
to the extent relating to any breach of any representation or warranty made by Buyer, or (ii) pertaining
to the requirement of any landlord consent to this transaction under the leases identified on Item 3 of
Schedule 3(e) (the "Company's Leases") shall be made against the Sellers, provided with respect to any landlord consent claim the claim relates to or arises under the provisions of the Identified Lease or related
documents previously delivered to Buyer or its agents.
                           (f)      Certification of Losses.  If any party
to this Agreement is of the opinion
that any Loss has occurred or will or may occur, such party shall so notify the other party or parties and
each such notice shall specify the circumstances of such asserted Loss.
                           (g)      Procedure for Indemnification.
Promptly after receipt by an indemnified
party under Section 7(a) or 7(b) above, of notice of the commencement of any action, such indemnified
party shall, if a claim in respect thereof is to be made against an indemnifying party under such section,
give notice to the indemnifying party of the commencement thereof, but the failure so to notify the
indemnifying party shall not relieve it of any liability that it may have to any indemnified party except to
the extent the defense of such action by the indemnifying party is prejudiced thereby.  In case any such
action shall be brought against an indemnified party and it
shall give notice to the indemnifying party of
the commencement thereof, the indemnifying party shall be
entitled to defend such action, but the
indemnifying party shall not be bound by any determination
of an action so defended or any compromise
or settlement thereof effected without its consent (which
shall not be unreasonably withheld). thereto and,
to the extent that it shall wish, to assume the defense
thereof with counsel reasonable satisfactory to such
indemnified party and, after notice from the indemnifying
party to such indemnified party of its election
so to assume the defense thereof, the indemnifying party
shall not be liable to such indemnified party
under such section for any fees of other counsel or any
other expenses, in each case subsequently
incurred by such indemnified party in connection with the
defense thereof, other than reasonable costs
of investigation.  If an indemnifying party assumes
the defense of such an action, (a) no compromise or
settlement thereof may be effected by the indemnifying party without the indemnified party's consent
(which shall not be unreasonable withheld) unless (i) there
is no finding or admission of any violation of
law or any violation of the rights of any person which
is not fully remedied by the payment referred to
in clause (ii) and no adverse effect on any other claims
that may be made against the indemnified party
and (ii) the sole relief provided is monetary damages
that are paid in full by the indemnifying party, (b)
the indemnifying party shall have no liability with
respect to any compromise or settlement thereof
effected without its consent (which shall not be
reasonably withheld).
                           (h)      Reimbursement
Except with respect to Net Current Asset Adjustments
which shall be made in accordance with the provisions
of Section 12(i), below, the parties acknowledge
and agree that indemnification obligations due and
payable under this Section 7 shall be paid upon the
occurrence of the following events, in accordance
with the time frames set forth below:
                                    (i)     with respect to Losses that
are alleged to be less than $200,000, upon final
determination by the Arbitrators in accordance with Section 11
(a "Loss Subject to Arbitration"), and
                                    (ii)    with respect to all other
Losses, on the date that a court of competent
jurisdiction shall enter a final judgment, order or decree (after exhaustion of appeal rights establishing
such liability).
                                    Within thirty (30) days of the
occurrence of either of the foregoing events (the
"Indemnification Payment Period"), the indemnifying party hereunder shall pay the amount of the
indemnity claim, subject to the right, but not the obligation, of
Sellers to satisfy the indemnification
obligations in accordance with Section 7(k), below.
                            (i)      Escrow Agreement.
                                            (1)      Creation of Escrow.
Subject to the other provisions of this
Section 7, Buyer, Sellers and Brown Brothers Harriman
("Escrow Agent") shall execute an escrow
agreement at the Closing substantially in the form of Exhibit E, which shall provide that Buyer shall
deposit with Escrow Agent the sum of Two Hundred Fifty Thousand
Dollars ($250,000) (hereinafter
referred to as the "Escrow Fund"), for the following claims asserted by Buyer (i) any claim asserted by
Buyer as soon as practical but not later than April 30, 1997, for payment of any Deficiency amount under
Section 12(i), below (a "Deficiency Claim"), which claim shall be made within ten (10) days following
the determination of the Final Asset and Liability Statement in accordance with Section 12(i), below, or
(ii) any other claim for indemnification under this Agreement asserted by Buyer on or before March 15,
1997 that arises from (A) any other misrepresentations by Sellers under Section 2, (B) any breach of the
Williamsport Good Title Representation, (c) any claims arising with respect to the pending New York
State sales tax audit, and (D) any claims arising from the action entitled "Fettig, et al. vs M.I.E.
Hospitality, et al". (collectively, the claims described at clauses
(ii)A, (ii)B, (ii)C and (ii)D shall be
referred to as "Other Permitted Claim").  For purposes of this
Agreement and the Escrow Agreement,
a Deficiency Claim and the Other Permitted Claims referenced above shall collectively be defined as
"Financial Claims". The Escrow Fund is included solely for the convenience of the parties hereto, the
existence of the Escrow Fund shall in no way limit the
remedies of any party for a breach under this
Agreement.  Escrow Agent shall disburse the Escrow Fund in
accordance with the terms and conditions
of the Escrow Agreement and this subsection.  Any and all notices of
Financial Claims shall be sent by
Buyer to Sellers and to Escrow Agent in accordance with the provisions of the Escrow Agreement.
Disbursement of any portion of the Escrow Fund shall be made only in accordance with the Escrow
Agreement.
                           (j)      Set-Off.   After the release of the
Escrow Fund to Buyer or Sellers, Buyer shall have the right to deduct any amounts which become due under
Section 7(a) from its obligations under
the M.I.E. Note but only after a determination that Buyer is entitled to reimbursement under Section 7(h).
                           (k)      Sellers' Election to Require Set-Off.
In the event that Buyer is entitledto indemnification under Section 7(a), Sellers may elect, in their sole discretion, to satisfy the indemnification obligation arising under Section 7(a), as follows:
                                    (1)     by sending before the end of
Indemnification Payment Period written
                  notice to Buyer in accordance with this subsection 7(k)
(the "Set-Off Notice").  Upon
                  receipt of any Set-Off Notice, without further action on behalf of Sellers, Company,
                  Magee or Buyer, the outstanding principal balance under the M.I.E. Note shall be automatically reduced by the amount of the Sellers' indemnification obligation under
                  Section 7(a); and
                                    (2)     within thirty (30)
days of receipt of the Set-Off Notice, Buyer shall send
                  to the holder of the M.I.E. Note (the "Holder") a promissory note to replace the original
                  M.I.E. Note, which replacement note shall set forth an outstanding principal balance reduced by the amount of the Sellers'
indemnification obligation under 7(a) (the "New
                  Balance"); as soon as practical thereafter, the Holder shall mark the original M.I.E. Note
                  NULL AND VOID and return same to
Company; it being understood that if the holder
                  does not receive the replacement M.I.E. Note within the time frame contemplated in this clause (B), Mike Katerman is hereby
authorized by Buyer, as Buyer's attorney-in-fact for
                  the limited purposes contemplated in this Subsection 7(i)(B), to modify the M.I.E. Note on behalf of Buyer to reflect the New Balance.

It being understood that in the event that the amount of Sellers' indemnification obligation under Section
7(a) exceeds the principal balance then outstanding under the M.I.E. Note, Sellers shall reimburse Buyer in the amount of any such deficiency in accordance with Section 7(h), above. The parties acknowledge that (i) Mike Katerman has been authorized by the Sellers or send any Set-Off Notice contemplated hereunder, on their behalf, to Buyer, and (ii) that any such Set-Off Notice shall be sent in accordance with the provisions of Section 14(f) , below.
         (l)   Net Current Asset Adjustment -   Buyer's Exclusive
Indemnification Remedy.  The parties
acknowledge and agree that in the event that Sellers are obligated to pay to Buyer a Deficiency Payment in accordance with Section 12(i), the payment of such Deficiency from the Escrow Fund in accordance with Section 7(i) shall be Sellers' sole obligation to Buyer under this Agreement with respect to the facts and circumstances giving rise to such Deficiency, notwithstanding any other misrepresentation in, or omission from any, representation or warranty set forth in this Agreement or any other Transaction
Agreement or related claim for indemnification under Section 7(a) that may also arise or relate to the facts or circumstances giving rise to such Deficiency, provided however, that Sellers shall remain liable to Buyer for the amount of a Deficiency Payment to the extent that the Deficiency Payment is greater than the Escrow Fund.
                  8.       Closing Date.  The closing with respect
to the transactions contemplated
hereunder (the "Closing") shall take place at the offices of McLaughlin & Stern, LLP, 260 Madison
Avenue, New York, New York, at the close of business as of November 27, 1996 (the "Closing Date");
                           At the Closing,
                           (a)      The Sellers shall deliver to
Buyer the following:
                                    (1)     a certificate of fulfillment
of conditions signed by the President and Treasurer of the Company, referred to in subsection (e) of Section 5 hereof;
                                    (2)     the opinion of counsel
for the Company, described in subsection (f) of
Section  5 hereof;

                                    (3)     a certificate of good standing and
telegram, referred to in subsection (g)
of Section 5 hereof;
                                    (4)     certificates representing all of
the Company Stock as set forth in Section
1(a) hereof;
                                    (5)     the Escrow Agreement executed by
the Sellers;
                                    (6)     a general mutual release
executed by the Sellers and Magee, in favor of
the Company and Buyer, and Company and Buyer in favor of the Sellers and the officers and directors
of the Company in the form attached hereto and labeled
Exhibit "F" (the "General Mutual Release");
                                    (7)     resignations of the officers
and directors of the Company;
                                    (8)     Except for those listed on
Schedule 5(i), consents of any party to any lease
or contract to which M.I.E. is a party and whose consent is required by reason of the transactions
contemplated by this Agreement, as set forth on Schedule    .
                                    (9)      Except for those listed
on Schedule 5(i), estoppel certificates from each landlord which provide that M.I.E. is not in default and no event has occurred, which, with notice or the
passage of time, would constitute a default by M.I.E.
                                    (10)    such other and further
documents, instruments and certificates not inconsistent with the provisions of this Agreement, executed by Sellers as Buyer shall reasonably require to carry out and effectuate the purposes and terms of this Agreement, including the letter agreements executed by Magee and Company regarding the transitional services to the Company (the "Letter
Agreement).
                           (b)      Buyer shall deliver to the Sellers the
following
         (1) the sum of One Million Three Hundred Eighty-One Thousand Five Hundred Sixty-Three

Dollars ($1,381,563) by wire transfer or certified or bank cashier's check to an account designated by the Sellers;
                                (2) Two Hundred Fifty Thousand Dollars
($250,000) by wire, certified or bank
cashier's check to the order of Escrow Agent;
                                (3) M.I.E. Note executed by the Company;
                                (4) the Buyer Note executed by the Buyer;
                                (5) the Escrow Agreement executed by Buyer.
                                (6) the General Mutual Release;
                                (7) a certificate of fulfillment of conditions
signed by the Chairman and
President of Buyer, referred to in Section 6(d) above;
                                    (8)     the opinion of counsel for the
Buyer, described in  Section 6(e) hereof;
                                    (9)     the Buyer Guaranty;
                                    (10)     The Preferred Stock Rights and
Preferences; and
                                    (11)     Letter Agreements executed by the
 Company.
                  9. Brokerage. The Sellers represent and warrant that they have not engaged the services of any broker or finder hereunder, and agree to indemnify and hold the Buyer harmless against any claim for brokers' or finders' fees or compensation in connection with the transactions herein provided for by any person, firm or corporation claiming a right to the same because engaged by the
Sellers. Buyer represents and warrants to the Sellers that it has not engaged the services of any broker or finder in connection with the transactions herein provided for and agrees to indemnify and hold harmless Sellers against any claims for brokers' or finders' fees or compensation in connection with the transactions herein provided for by any other person, firm or corporation claiming a right to the same because engaged by Buyer or its subsidiaries.

                  10.        Restriction on Negotiation
                                    The Sellers and the Company agree that
until the earlier of (a) the Closing Date or (b) December 31, 1996, neither the Company nor the Sellers will sign any agreement or have any negotiations regarding the sale of the Company or any of its assets.
                  11.      Arbitration.
                           (a)      Unless the parties shall
mutually agree to an alternative method of dispute resolution, any Loss Subject to Arbitration, as defined in Section
7(h)(i), above, shall be referred to
Arbitration under the rules of the American Arbitration Association, to the extent such rules are not inconsistent with this paragraph (a), in accordance with this Section 11. Judgment upon the award of the arbitrators may be entered in any court having jurisdiction thereof or such court may be asked to judicially confirm the award and order its enforcement, as the case may be. The demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in questions has arisen, and in any event shall not be made after the later of (i) the date when institution of legal or equitable proceedings, based on such claim, dispute or other matter in questions, would be barred by the applicable stature of limitations, or (ii) after the Release Date.
                           (b)      An issue shall be submitted to
arbitration by one party giving the other party ten (10) days notice of the intent to arbitrate such issue in accordance with this Section 11(b).
Within twenty (20) days after such notice, each party shall select a disinterested arbitrator. If one party does not so select such an arbitrator within the time specified, then the notice issue shall be resolved solely by the arbitrator chosen by the other party in accordance with the foregoing procedure. If each party selects such an arbitrator as provided herein, then within ten
(10) days after the appointment of the
second of the two arbitrators, the two arbitrators shall select a third arbitrator. If the two original arbitrators are unable to agree upon the selection of a third arbitrator, then any party may request that the American Arbitration Association appoint a third arbitrator.
All arbitrators selected for arbitration hereunder shall be members of the American Arbitration Association, shall not be affiliated with either of the parties and shall have expertise in the subject matter w hich is the basis of the dispute.
                           (c)      Within forty-five (45) days after notice
of the intent to arbitrate a dispute,
the parties and the three (3) arbitrators selected to arbitrate the dispute shall meet. Each party shall submit to the three (3) arbitrators a written statement regarding the Loss Subject to Arbitration to be decided by the arbitrators, and shall be allowed to present such evidence and testimony to support his, her or its position as is allowed under the rules of the American Arbitration Association. The arbitrators shall be instructed that within thirty (30) days after the date on which the parties and the arbitrators conclude such meeting, the arbitrators shall render their decision.
                           (d)      The right to settle disputes by
arbitration under this Section 11(d) shall be an ongoing right exercisable from time to time with respect to all disputes arising between the parties that are subject to arbitration under this Agreement, and the parties shall have no other remedy except as otherwise provided in this Agreement, and hereby waive their rights to any other remedy for such disputes which may arise between them.
                           (e)      The place of arbitration shall
be Philadelphia with respect to disputes arising in Pennsylvania, New York City, with respect to disputes arising in New York and Trenton with respect to disputes arising in New Jersey, unless otherwise agreed by the parties.
                  12.      Post-Closing Covenants and Agreements
of Company and Buyer
                           Company and Buyer covenant and agree
with Magee and the Sellers that until
payment in full of all outstanding principal and interest under both the M.I.E. Note and the Buyer Note and fulfillment of any and all payment obligation under the Buyer Guarantee, each will:

                           (a)      Operation of Business.  At all times
operate the businesses of Company
and Buyer consistent with industry standards, and perform and satisfy the obligations and liabilities of
Company consistent with past practices, as such become due and payable so long as such obligations and liabilities are not being contested in good faith by Company or Buyer.
                           (b)      Legal Existence.  Do or cause to be
done all things necessary to preserve,
renew and keep in full force the legal existence of Company and Buyer, good standing and due foreign qualification in all jurisdictions where such foreign qualification is required.
                           (c)      Insurance.  Maintain insurance for
Company and Buyer in amounts and
for coverage consistent with Company's and Buyer's past business practices.
                           (d)      Taxes.  Pay and discharge promptly
when due all taxes, assessments and
governmental charges or levies imposed upon Company and Buyer or upon their income or profits or respect of their property before the same shall become delinquent or in default (except to the extent any such taxes, assessments and governmental charges or levies are diligently contested in good faith by appropriate proceedings and adequate cash reserves are established).
                           (e)      Financial Covenants, Reports, Etc.
Furnish to Magee and Mike
Katerman, as agent for the Sellers:
                                    (1)     within ninety
(90) days after the end of its fiscal year, audited consolidated balance sheets and consolidated income statements showing the financial condition of Buyer and
Company as of the close of such fiscal year and the results of their operations during each year; and
                                    (2)     promptly after the
same become publicly available, copies of registration statements, annual, periodic and other reports, and such proxy statements and other information as shall be filed by Buyer with the Securities and Exchange
Commission, NASDAQ Exchange, or any other securities regulatory agency, pursuant to the requirements of the Securities Act of 1933 or the Securities

Exchange Act of 1934, or similar requirements promulgated by NASDAQ or otherwise relating to
Buyer's status as a publicly traded company.
                                    (3)     Beginning with fiscal year
July 1, 1997 through and including June 30,
1998, Buyer shall not experience an Operating Loss on a consolidated basis of greater than $250,000 and have a shareholder's equity of less than $2,500,000. For purposes of this covenant, an Operating Loss shall mean earnings before depreciation and amortization and taxes and before any extraordinary charges.
                           (f)      Notice of Default.  Provide Magee,
and Mike Katerman, as agent for the
Sellers, any (i) written notice of any default received by Buyer or Company (1) regarding any banking, lending or credit relationship with any third party or otherwise relating to any loan documentation or other documentation evidencing indebtedness entered into by the Company or Buyer, and (2) under or relating to any obligation of Company or Buyer, which obligation exceeds $5,000.00 and (ii) any notice of default from the landlord of the premises leased by the Company in Bloomsburg, Pennsylvania.
                           (g)      Access to Properties and
Inspection; Right to Audit; Dillon
Guarantee. At all reasonable times, upon a minimum of two days written notice to the Buyer, and as often as Magee or Mike Katerman, as agent for the Sellers may reasonably request, permit any authorized representative designated by Magee and Mike Katerman, as agent for the Sellers, to visit and inspect the properties and financial records of Company and Buyer, and permit any authorized representative so designated to discuss the affairs, finances and condition of Company and Buyer with the officers of Buyer and Buyer's authorized representatives. Such right of access shall be available for (i) two years from the Closing Date with respect to the properties of the Company and Buyer, (ii) so long as either the Company or Buyer have any outstanding obligations under the M.I.E. Note, Buyer Guaranty or Buyer
Note, with respect to the financial records of Company or Buyer, and (iii) with respect to any information regarding the Dillon Guarantee or Company's Bloomsburg
Lease, for as long as Magee has any possible liability or obligation under the Dillon Guarantee, it being understood that at the expiration of the
Bloomsburg Lease Company covenants and agrees to cause the release of the
 Dillon Guarantee effective
as of such expiration and not renew the current lease or enter into a new lease with the landlord under
the Bloomsburg Lease that requires the Dillon Guarantee remain in place.
                           (h)      Notice.  Buyer and Company shall give
written notice, within five (5)
business days of an occurrence pursuant to which any of the covenants or agreements set forth in this
Section 12, have been rendered inaccurate or the result of which occurrence either Buyer or Company is in material default of any of the covenants and agreements set forth in this Section 12.
                           (hh)      Survival.  The parties acknowledge and
agree that the covenants and
agreements set forth in this Agreement that are subject to performance after Closing shall survive Closing and the Release Date, and with respect to the post-Closing covenants and agreements set forth in this
Section 12 shall survive Closing and the Release Date and shall remain in full force and effect as long as there remains any payment obligations on behalf of Company or Buyer under the M.I.E. Note, Buyer
Note or Buyer Guarantee.
                                    (hhh)     Change of Control.   Not
consummate a transaction or series of
transitions whereby more than 50% of the outstanding voting securities of Buyer or the Company are sold or engage in a merger or consolidation in which the Buyer or the Company is not the surviving entity
(a "Control Transaction") unless the purchaser of the Company's or the Buyer's voting securities or the surviving entity of such merger or consolidation is responsible for the then outstanding obligations of
Buyer under the Buyer Guaranty and under the Buyer Note, which shall become due and payable at the closing of the Control Transaction.

                           (i)      Net Current Asset Adjustment.
                                    (1)     Asset and Liability Statement.
As soon as practical after Closing, Sellers or their agent shall deliver to Buyer a statement, prepared in a manner consistent with the Company's
Accounting Principles setting forth the Target Working Capital Account Balances, as defined below, as of the Effective Date." Within fifteen (15) days after March 1, 1997 (hereinafter the "Settlement Date"),
Buyer shall deliver to Mike Katerman, as agent for the Sellers
("Sellers' Agent") a statement (the "Asset and Liability Statement") in a manner consistent with the Company's Accounting Principles and the accounting principles, procedures, policies and methods as to allocations and related matters utilized in the Target Working Capital Statement attached hereto as Schedule 12(i), and which Asset and Liability
Statement shall set forth the balances as of the close of business
November 27, 1996 (the "Effective
Date") of the following Company's accounts with respect to its business as of the Effective Date that shall constitute the "Target Working Capital Account Balances" for the purposes of this Section 7(i):
accounts receivable, inventory, prepaid expenses, current portion of notes receivable, accounts payable, accrued expenses and accrued taxes payable.
                                            Sellers' Agent, on behalf of
Sellers, shall have thirty (30) days from its receipt of the Asset and Liability Statement to notify Buyer if it objects to any item or items in the Asset and Liability Statement. During this 30-day period, Sellers' Agent shall be given reasonable access to the books and records of Company during regular business hours in order to verify the accuracy of the Asset and Liability Statement. Any such objection notice shall specify the item or items in dispute (a
"Disputed Item" or "Disputed Items"). Any Disputed Item shall be resolved in the manner set forth in
Section 12(i)(3) hereof. If either (i) Sellers' Agent does not deliver to Buyer any objections in writing to the Asset and Liability Statement within 30 days of Sellers' Agent's receipt of such Statement, or (ii)
Sellers' Agent acknowledges in writing that the Asset and Liability Statement is accurate, the Asset and

Liability Statement provided by Buyer shall be final, binding and conclusive on all parties. When the Asset and Liability Statement has been finally determined in accordance with the above or when all Disputed Items are resolved in accordance with Section 12(i)(3) hereof, the Asset and Liability Statement as modified in accordance therewith shall be deemed the "Final Asset and Liability Statement."
                                    (2)     Settlement.  Within ten
(10) days following the determination of the Final
Asset and Liability Statement:
                                            (i)      If the assets less
the liabilities, excluding cash and cash equivalents, as set forth on the Final Asset and Liability Statement
(the "Effective Date Working Capital") is greater than $264,000 (the "Target Working Capital Amount"),
Buyer shall pay Sellers the amount by which the Effective Date Working Capital exceeds $264,000
(such excess amount hereinafter the "Excess") together with interest thereon.
                                            (ii)     If the Effective
Date Working Capital is less than $264,000 Sellers shall pay Buyer from escrow the amount by which $216,000 exceeds the Effective Date Working Capital
(such amount hereinafter the "Deficiency") together with interest thereon.
                                            (iii)    Any payment of Excess
shall be made by wire transfer of
immediately available funds to the account or accounts designated by Seller, and shall be accompanied by a payment of simple interest thereon calculated at the annual rate of 7% (assuming a 360 day year) from the Closing Date to the actual date of payment.
                                            (iv)     Any payment of
Deficiency shall be made by wire transfer of the Escrow Fund in accordance with Section 7(i) and the Escrow Agreement to the account or accounts designated by Buyer, and shall be accompanied by a payment of simple interest thereon calculated at the annual rate of 7% (assuming a 360 day year) from the Closing
Date to the actual date of payment.

                                    (3)     Arbitration.  If Buyer
and Sellers' Agent shall be unable to resolve any Disputed Items within thirty (30) days after notice from Seller to Buyer that a dispute exists, then Sellers' representative, Deloitte &Touche ("D&T"), and Lytkowski &
Pease, Inc. (the "Buyer's Representative") shall endeavor in good faith to resolve any Disputed Item or Disputed Items. Either party may change its representative to a "Big 6" accounting firm other than D&T at any time prior to the thirtieth (30th) day after any notice as set forth in the preceding sentence, by notice in writing to the other party, in which event the references in this Agreement shall be to such substitute representative. In the event that D&T and Buyer's Representative are unable to resolve the Disputed Item(s) within thirty (30) days, D&T and Buyer's Representative shall together, within ten (10) business days, appoint a representative from the New York office of a nationally recognized major accounting firm
(other than D&T) to arbitrate the
dispute (the "Arbitrator"). Sellers' Agent and Buyer and their advisors shall, within the next twenty (20) days thereafter, present their positions with respect to the Disputed Item or Items to the arbitrator together with such other materials as the Arbitrator deems appropriate. The Arbitrator shall, after the submission of the evidentiary materials, submit his written decision on each Disputed Item to Sellers'
Agent and Buyer. Any determination by the Arbitrator with respect to any Disputed Items shall be final and binding on each party to this Agreement. Except as specifically set forth to the contrary in this
Section 12, the Arbitrator shall comply, and the arbitration shall be conducted in New York in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA") as in effect for commercial arbitrations conducted in Manhattan by the AAA. Sellers' Agent and Buyer agree that the cost of the Arbitrator shall be borne 50% by Sellers and 50% by Buyer.
                  13.    Post-Closing Covenants of Sellers
                                     Sellers covenant and agree as follows:

                                    (a)     Fettig et al v. M.I.E. Hospitality
Inc., et al.     Sellers shall be
responsible, or shall cause Magee to be responsible for all attorney's fees submitted by the attorney retained by Company prior to Closing, incurred in connection with the action entitled Fettig et al v.
M.I.E. Hospitality, Inc., et al., and shall cause such fees to be paid upon receipt of any invoice by the Company. In the event that the Sellers, Magee or any of their affiliates receive any payment under any insurance policy with respect to such action, or a payment is made under any insurance policy directly to plaintiffs, or Company or Buyer receives any payment under any insurance policy with respect to such action, which Company or Buyer shall immediately pay or reimburse to Sellers (the "Insurance
Payment"), the principal amount of the M.I.E. Note shall be reduced by the amount of the Insurance
Payment.  Buyer shall send to the holder of the M.I.E. Note
(the "Holder") a promissory note to replace the original M.I.E. Note, which replacement note shall set forth an outstanding principal balance reduced by the amount of such Insurance Payment; as soon as practical thereafter, the Holder shall mark the original M.I.E. Note NULL AND VOID and return same to Company; it being understood that if the holder does not receive the replacement M.I.E. Note within the time frame contemplated in this clause
(B), Mike Katerman is hereby authorized by Buyer, as Buyer's attorney-in-fact for the limited purposes contemplated in this Subsection 13(a), to modify the M.I.E.
Note on behalf of Buyer to reflect the new balance.
                  14.      Other Provisions.
                           (a)      Entire Agreement.  This Agreement,
together with the Exhibits and
Schedules delivered pursuant to this Agreement and the documents contemplated under this Agreement, including but not limited to the M.I.E. Note, Buyer Note, Buyer Guaranty and Relevant Preferred Stock
Rights and Preferences, sets forth the entire agreement and understanding between the parties as to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every and any nature between them, and no party shall be bound by any condition, definition, warranty, or representation, other than expressly set forth or provided for in this Agreement, or as may be, on or subsequent to the date hereof, set forth in writing and signed by the party to be bound thereby. This
Agreement may not be changed or modified, except by agreement in writing, signed by all of the parties hereto.
                           (c)      Parties in Interest.  All the terms
and provisions of this Agreement shall
be binding upon and inure to the benefit of and be enforceable by the successors in interest of the respective parties hereto.
                           (d)      Laws Governing.  This Agreement shall
be construed and interpreted
according to the law of the Commonwealth of Pennsylvania as applied to contracts executed and performed in the Commonwealth of Pennsylvania..
                           (e)      Assignment.  Neither this Agreement,
any Transaction Document nor any
other benefits or obligations arising under this Agreement or any Transaction Document shall be assigned or delegated by the Sellers, Company or Buyer, without the prior written consent of the other party.
                           (f)       Notices.  All notices, requests,
demands and other communications
hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand ("Hand
Deliveries"), or overnight courier by a national overnight delivery service, or mailed, certified or registered mail, with first-class postage paid, (a) if to the Sellers or Magee, 480 W. 5th Street,
Bloomsburg, Pennsylvania 17815, c/o Harry M. Katerman, marked "personal and confidential", or to such other person and place as the Sellers shall furnish to Buyer in writing, with a copy to Gary Biehn, White and Williams, 1800 One Liberty Place, Philadelphia, Pennsylvania
19103; and, (b) if to Buyer,
7400 Baymeadows Way, Suite 300, Jacksonville, Florida 32255, or to such other person and place as Buyer shall furnish to the Seller in writing with a copy to Steven W. Schuster, Esq., McLaughlin & Stern,

LLP, 260 Madison Avenue, New York, New York 10016.  All notices shall be deemed given (i) upon
receipt with respect to Hand Deliveries, (ii) one (1) day from when sent by overnight delivery service,
or (iii) three (3) days from when mailed as provided above.
                           (g)      Further Instruments.  The parties
will, on the Closing Date or such other
date as the other party may reasonably request, without cost or expense to the other party, execute and
deliver or cause to be executed and delivered to the other party such other action as the other party may
reasonably request to more effectively consummate and confirm and assure the transactions contemplated
by this Agreement.
                           (h)      Counterparts.  This Agreement may
be executed simultaneously in two
(2) or more counterparts, each of which shall be deemed an original, but all of which together shall
constitute one and the same instrument.
                           (i)      Headings.  The headings in the sections
of this Agreement are inserted for
convenience only and shall not constitute a part hereof.
                           (j)      Expenses.  Buyers, on one hand, and
Sellers and Company on the other hand,
shall bear their own respective expenses, including professional fees, incurred in connection with this
Agreement and the Transaction Documents, it being understood that the
Company's legal fees may be
paid by the Company at Closing provided that such payments do not result in a violation of the financial
representation found at Section 2(b)(2) above.
                           (k)      Transfer Taxes.   Except as specifically
provided below, Company, on
one hand, and Sellers, on the other hand, shall each pay one-half (1/2) of any state or local sales, transfer or like taxes, including but not limited to real estate transfer taxes, payable in connection with the transactions contemplated pursuant to this Agreement, it being understood that each Seller is solely responsible for his or her personal income tax obligations arising from the sale of his or her stock as contemplated hereunder.
                           (l)      Mail.  Buyer and company agree
that from and after the Closing Date all mail addressed to any of the Sellers or former officers or directors of Company shall be immediately forwarded to Mike Katerman, as agent for the Sellers.
                           (m)      Confidentiality.
Each party shall maintain the existence of this Agreement and the other Transaction Documents, and the terms and conditions described therein ("Confidential
Information") strictly confidential. No party may disclose any Confidential Information to any third party
(other than to its legal, accounting or financial advisors) without the prior consent of the other party.
Any press release will be subject to the prior consent of the parties.
However, the parties acknowledge
that any press release or other disclosure required to be made by Buyer in order for it to comply with any federal or state securities laws shall only be subject to Mike
Katerman's prior review and
comment but
that the contents of such disclosure shall be at Buyer's discretion.
                           (n)      Books and Records; Further Assurances.
The parties acknowledge and
agree that Sellers may retain (but keep confidential) copies of business records of the Company as are reasonably necessary to Sellers in connection with (x) the preparation of Sellers' tax returns or other filings prepared by Seller, (y) Sellers' performance of its obligations hereunder, and (z) Sellers' and
Magee's continuing businesses. After the Closing, each party shall provide to the other party any reasonably requested copies of any contracts, agreements, commitments, books, records, files or other data not provided to such party at the time of the Closing that such party may reasonably require inconnection with (i) the preparation of such party's tax returns or other filings prepared by such party,
(ii) such party's performance of its obligations hereunder, (iii) such party's continuing businesses, or (iv) any litigation, tax audit or threatened litigation relating to such party's continuing or former businesses, provided that such party shall reimburse the party providing copies for all reasonable costs incurred in connection with the provision thereof.
                           (o)      Severability.  If any provision of this
Agreement is held by any court of
competent jurisdiction to be illegal, invalid or unenforceable, such provision shall be of no force and effect, but the illegality, invalidity or unenforceability shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.
                           (p)      Compliance with Bulk Sales Law.  Buyer,
on one hand, and Sellers and
Company, on the other hand, waive compliance, if applicable, with the provisions of any bulk sales law of any jurisdiction, if and to the extent applicable to the transactions contemplated by this Agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                                     ARTHUR TREACHERsS, INC.

                                                   By:________________________
                                                              Name:
                                                              Title:





                                                      /s/ James A Magee
                                                    James A Magee

                                                      /s/ Audrey R. Magee
                                                     Audrey R. Magee

                                                      /s/ Joanne M. Katerman
                                                     Joanne M. Katerman

                                                      /s/ Myles W. Katerman
                                                     Myles W. Katerman

                                                      /s/ James R. Magee
                                                     James R. Magee

                                                      /s/ Elizabeth C. Magee
                                                     Elizabeth C. Magee

                                                      /s/ Drue Magee
                                                     Drue Magee

                                                      /s/ Harry M. Katerman
                                                     Harry M. Katerman

                                                      /s/ Barbara J. Paule
                                                     Barbara J. Paule


                                                      /s/ Christine K. Wheadon
                                                     Christine K. Wheadon

                                                      /s/ Thomas Wheadon
                                                     Thomas Wheadon

                                                      /s/ Joanne M. Katerman
                                                     Joanne M. Katerman and
                                                       Myles W. Katerman, T/U/D
                                                       Harry L. Magee dated
                                                       April 24, 1968, James R.
                                                       Magee, Remainderman

                                                      /s/ Joanne M. Katerman
                                                     Joanne M. Katerman and
                                                       Myles W. Katerman, T/U/D
                                                       Harry L. Magee dated
                                                       April 24, 1968,
                                                       Elizabeth C. Magee,
                                                       Remainderman

                                                      /s/ Joanne M. Katerman
                                                     Joanne M. Katerman and
                                                       Myles W. Katerman, T/U/D
                                                       Harry L. Magee dated
                                                       April 24, 1968, Drue M.
                                                       Hummel, Remainderman

                                                      /s/ James A. Magee
                                                     James A. Magee and Audrey
                                                       R. Magee, T/U/D Harry L.
                                                    Magee dated April 24, 1968,
                                                       Harry M. Katerman,
                                                       Remainderman

                                                       Audrey R. Magee, T/U/D
                                                       Harry L. Magee dated
                                                       April 24, 1968,
                                                       Christine K. Wheadon,
                                                       Remainderman


                                                     James A. Magee and
                                                       Audrey R. Magee, T/U/D
                                                       Harry L. Magee dated
                                                       April 24, 1968,
                                                       Barbara J. Paule,
                                                       Remainderman


                                                     James A. Magee, Joanne M.
                                                       Katerman and Commonwealth
                                                       National Bank (formerly
                                                       Harrisburg Trust Co.),
                                                       T/U/A Harry L. Magee,
                                                 Trust "A" f/b/o James A. Magee



                                                     James A. Magee, Joanne M.
                                                       Katerman and Commonwealth
                                                       National Bank (formerly
                                                       Harrisburg Trust Co.),
                                                       T/U/A Harry L. Magee,
                                           Trust "A" f/b/o Joanne M. Katerman



                                                     James A. Magee, Joanne M.
                                                       Katerman and Commonwealth
                                                       National Bank (formerly
                                                       Harrisburg Trust Co.),
                                                       T/U/A Harry L. Magee,
                                                 Trust "B" f/b/o James A. Magee

                                                     James A. Magee, Joanne M.
                                                       Katerman and Commonwealth
                                                       National Bank (formerly
                                                       Harrisburg Trust Co.),
                                                       T/U/A Harry L. Magee,
                                          Trust "B" f/b/o Joanne M. Katerman

EXHIBIT 10.4   Guaranty Surety Agreement dated
November 27, by Arthur Treacher's, Inc.

                      PERSONAL GUARANTY

         For good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) and in consideration for, and as an inducement for Franchisor to enter into the Franchise
Agreement with the Franchisee, the undersigned personally guarantees to Franchisor, its successors and assigns the full performance and observance of all of the terms, provisions, covenants, conditions, and agreements, therein provided to be performed and observed by the Franchisee. The undersigned further covenants and agrees that this personal guarantee and indemnity shall remain and continue in full force and effect as to any renewal, modification, or extension of this Franchise Agreement and shall remain in full force and effect notwithstanding any assignment of the Franchise Agreement in whole or in part. This
Guaranty shall be a continuing, absolute, and unconditional Guaranty and shall remain in full force and effect as to the obligations under any Agreements until all such obligations have been satisfied, and as to all other obligations owed by Franchisee to Arthur Treacher's, Inc.
In the event this Agreement shall
terminate as set forth above, the obligation of the Guarantor shall nevertheless continue until any and all indebtedness or any extensions or renewals thereof existing before receipt of such notice, and any expenses in connection therewith, shall be paid.

         The death or dissolution of any one or more of the undersigned shall not terminate this Guaranty until notice of any such death or dissolution given as above provided, shall actually be received by Arthur
Treacher's, Inc., and until all such indebtedness, or extensions or renewals thereof existing before receipt of such notice shall be fully paid. In the event of any such death or dissolution and notice thereof to
Arthur Treacher's, Inc., this Guaranty shall continue and remain in force against the survivor or survivors, or the remainder of the undersigned shall terminate as hereinabove provided.

         Arthur Treacher's, Inc., is hereby expressly authorized to make, from time to time and without notice to anyone, any extensions, renewals, compromises, settlements, releases, or dispositions of all or any part of said indebtedness, and the liability of the undersigned shall not be in any manner affected, diminished, or impaired thereby, nor shall the liability of the undersigned be affected, diminished or impaired by the failure, neglect or omission on the part of Arthur Treacher's, Inc., to make any demand or protest or give any notice of dishonor or default. Arthur Treacher's, Inc., shall be under no obligation at any time to first resort to, make demand on, or make claim against, or exhaust its remedies against the Franchisee, any one or more of the undersigned, or any other person or corporation, or to resort to, or exhaust its remedies against any collateral, security, or other rights whatsoever.

         The undersigned confirms that he shall be liable to the Franchisor in the same manner and to the same extent as if the undersigned had executed the Franchise Agreement as Franchisee.


         The undersigned hereby expressly waives all notices of non-performance, non-payment and non-observance on the part of the Franchisee of the terms, provisions, covenants, conditions, and agreements contained in the Franchise Agreement. It is expressly agreed that Arthur Treacher's, Inc., may at any time make demand for payment on, or bring suit against the undersigned, jointly or severally, or any one or more of the further liability to Arthur Treacher's, Inc., hereunder, without impairing the right of Arthur

Treacher's, Inc., in any respect to demand and collect the balance of the indebtedness form any of the other undersigned not so released.

         The terms of this agreement shall be interpreted and construed in accordance with the laws of the State of Florida. Should Arthur Treacher's, Inc., institute an action that in any way arises out of this agreement or any alleged breach thereof, Arthur Treacher's, Inc., if it prevails, shall recover from
Guarantor, in addition to any other relief, its costs and reasonable attorney's fees incurred in prosecuting said action. Guarantor agrees that any action relating to this agreement may be instituted and prosecuted in either the state or federal courts located in Duval County, Florida, and further agrees to waive any rights or obligations to the jurisdiction or venue of any such actions when filed in such courts.

         The undersigned acknowledges having been informed by Franchisor that it would not have entered into this Franchise Agreement had the undersigned not agreed to execute this Guaranty and
Indemnity.

         IN WITNESS WHEREOF the undersigned has signed and sealed this Guaranty and Indemnity.


                                                     ____________________
                                                     Guarantor

                                                     ____________________
                                                     Guarantor

STATE OF FLORIDA                    :
                           :
COUNTY OF DUVAL                     :



The foregoing instrument was acknowledged before me this _____ day of __________, 1995, by

__________________________________ and _____________________________________.


Personally known _________    OR      Produced Identification _______________

                                                     _______________________
                                                     Notary

EXHIBIT 10.5               Escrow Agreement dated
November 27, 1996 among Arthur Treacher's,
                           Inc., Seller and Brown
Brothers Harriman & Co.

                       ESCROW AGREEMENT

         ESCROW AGREEMENT (this "Agreement"), dated as of November 27, 1996, among
Arthur Treacher's, Inc., a Utah corporation (the "Purchaser"), the individuals listed on the attached Schedule "A" (collectively referred to herein as the "Sellers"), and Brown Brothers
Harriman & Co., as escrow agent (the "Escrow Agent").

                     W I T N E S S E T H:

         WHEREAS, Purchaser has entered into a Purchase Agreement dated as of November 27,
1996 (the "Purchase Agreement"), among Sellers and Purchaser, pursuant to which Sellers will sell and Purchaser will purchase all outstanding shares of M.I.E. Hospitality, Inc., a corporation formed under the laws of the Commonwealth of Pennsylvania (the "Company");

         WHEREAS, Purchaser and the Sellers have agreed, pursuant to the Purchase Agreement, that Purchaser and the Sellers shall execute and deliver this Agreement; and

         WHEREAS, the Escrow Agent is willing to act as Escrow Agent in respect of the
Financial Escrow Funds (as hereinafter defined) upon the terms and conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound,, the parties hereto agree as follows:

         Defined Terms. Except as otherwise defined herein, terms defined in the Purchase
Agreement are used herein with their defined meanings.

         Deposit of Security.

         At the time of execution of this Agreement, Purchaser shall deliver to and deposit with the
Escrow Agent in escrow, to be held on the terms and conditions hereinafter set forth, cash in the amount of Two Hundred Fifty Thousand Dollars ($250,000) (together with investment income earned thereon pursuant to Section 2(c) hereof, the "Financial Escrow Funds"). The deposit of
Financial Escrow Funds shall be made to the Escrow Agent by wire transfer of immediately available funds to the account or accounts specified in writing by the Escrow Agent. The
Financial Escrow Funds shall secure the obligations of the Sellers under the Purchase Agreement.

         The parties agree that the Financial Escrow Funds shall be held in escrow by the Escrow
Agent as security pursuant to 7(i) of the Purchase Agreement on account of "Deficiency Claims" and "Other Permitted Claims" which collectively comprise "Financial Claims,"
 as such terms are
defined in the Purchase Agreement.

         Sellers have appointed and designated Harry M. Katerman as their Agent ("Seller's
Representative"), who has the authority to execute this Agreement on their behalf and give, receive and respond to notices pursuant to this Agreement on their behalf. Purchaser designates

Frank Brown ("Purchaser's Representative") to give, receive and respond to notices pursuant to this Agreement on its
behalf. Escrow Agent designates Donald H. Roberts, Jr. or in his absence, Diane E. Janders to give, receive and respond to notices under this Agreement on its behalf.
Sellers may, from time to time,
designate another person or persons to give, receive and respond to notices by written notice to
Purchaser and the Escrow Agent, and Purchaser may from time to time designate another person or persons to give, receive and respond to notices by written notice to Sellers and the Escrow Agent.
Purchaser and Sellers shall provide to the Escrow Agent specimen signatures with respect to the persons designated from time to time in this section.

         The Escrow Agent shall invest and reinvest from time to time all of the Financial Escrow Funds, upon receipt of written direction executed by Seller's Representative ("Written Investment Direction") in any one or more of the following: (i) obligations issued or guaranteed by the United States
Government or the Commonwealth of Pennsylvania, or the agencies or instrumentalities of each, which shall have maturities not in excess of 90 days; (ii) certificates of deposit issued by a bank or trust company having a combined capital and surplus of at least $100,000,000
(a "Bank") which shall have
maturities not in excess of 90 days; (iii) a deposit reserve or such other money market account available from time to time from a Bank; (iv) mutual funds investing in any of the foregoing, including any mutual funds from which the Escrow Agent or any of its affiliate organizations may receive compensation and
(v) any other investments approved in writing by Purchaser and Sellers. Absent receipt of Written
Investment Direction, the Escrow Agent shall invest the Financial Escrow Funds in 59 Wall Street Money
Market Mutual Fund.

         Disbursement of Financial Escrow Funds. The Escrow Agent shall disburse the Financial Escrow
Funds in the following manner:

         Subject to Section 3(b) hereof, and in consideration of the agreements set forth herein, the
Escrow Agent shall pay (i) to Purchaser or Sellers such amount of the Financial Escrow Funds as specified at any time in written instructions executed by both Purchaser's Representative and Seller's
Representative and, (ii) on May 20, 1997, and at any time thereafter, to Sellers all Unrestricted Financial
Escrow Funds (as hereinafter defined) held by the Escrow Agent upon receipt of written instruction executed by Seller's Representative. For the purposes of the Agreement, Unrestricted Financial Escrow
Funds shall mean the amount of Financial Escrow Funds less all unpaid Financial Claimed Amounts (as hereinafter defined).

         In the event that the Escrow Agent shall receive from the Purchaser's Representative one or more notices of (i) Other Permitted Claims on or before March 15, 1997 or
(ii) Deficiency Claims on or before
May 20, 1997, the Escrow Agent will promptly send a copy of such notice (a "Financial Claims Notice") to Seller's Representative by United States registered or certified mail, return receipt requested, or by telecopy confirmed by voice or personal delivery, and upon the tenth
(10th) business day after Escrow
Agent confirms to its satisfaction receipt by the Seller's Representative of such Financial Claims Notice, the Escrow Agent shall disburse that portion of the Financial Escrow Funds set forth in such Financial
Claims Notice (the "Financial Claimed Amount") to the Purchaser, unless on or before such date, the

Escrow Agent shall receive a written objection from the Seller's
Representative.  Purchaser's
Representative shall send to Seller's Representative a copy of any such Financial Claims Notice at the same time such notice is sent to the Escrow Agent. If the Escrow Agent receives any such objection, the Escrow Agent shall disburse to the Purchaser any undisputed portion of the Financial Claimed
Amount expressly acknowledged by the Seller's Representative to be undisputed, and the balance of such
Financial Claimed Amount shall be disbursed as provided in Section 3(c) below.

         In the event that the Seller's Representative submits a written objection as provided in Section
3(b) hereof, the rights of the parties in and to the disputed portion of the Financial Claimed Amount shall be either: (i) determined by a written direction to the Escrow Agent signed by both Purchaser's
Representative and Seller's Representative; (ii) if arising from Other Permitted Claims, determined by final arbitration judgment or decree of an arbitration panel constituted and pursuant to procedures described at Section 11 of the Purchase Agreement ("Other Permitted Claims Arbitration Decision") a copy of which Section is attached hereto; or (iii) if arising from Deficiency Claims, determined by final arbitration as provided by Section 12(i)(3) of the Purchase Agreement
(a "Deficiency Claims Arbitration
Decision"), a copy of which Section is attached hereto. The Other Permitted Claims Arbitration Decision and the Deficiency Claims Arbitration Decision when rendered in accordance with the provisions of
Sections 11 or 12 (as applicable) of the Purchase Agreement shall be deemed final. Promptly upon determination pursuant to this Section 3(c), the Escrow Agent shall disburse the amount to which the
Purchaser or the Sellers is entitled as determined hereunder either by (i) joint written direction of the
Purchaser's Representative and the Seller's Representative or (ii) an Other Permitted Claims Arbitration
Decision or a Deficiency Claims Arbitration Decision directing such disbursement. To the extent it is determined that, in accordance with this Section 3(c), the Purchaser or the Sellers are entitled to less than the disputed portion of the Financial Claimed Amount, then the portion thereof to which the party is not entitled shall cease to be a Financial Claimed Amount and shall become Unrestricted Financial Escrow
Funds for purposes of this Agreement.

         Termination. This Agreement shall terminate, and all obligations hereunder shall cease, upon the date that all Financial Escrow Funds have been disbursed by the Escrow Agent in accordance with the provisions hereof.

         Payment Upon Joint Written Instructions. Notwithstanding anything in this Escrow Agreement to the contrary, the Escrow Agent shall make payment of all amounts which it receives and holds under this Escrow Agreement in accordance with the terms of any written instructions, notices or certificates jointly executed by Purchaser's Representative and by Seller's Representative, unless a court of competent jurisdiction has ordered otherwise.

         Compensation, etc.

         The Escrow Agent shall serve without compensation prior to August 31, 1997. The Escrow
Agent shall be entitled to receive compensation from Sellers and Purchaser, in an amount mutually agreed to among the parties hereto, if this Agreement shall not have terminated on or before August 31, 1997.

         The Escrow Agent shall be reimbursed upon request for all reasonable fees, expenses, disbursements and advances incurred or made by it in connection with this Agreement, including without limitation, the fees and expenses of its counsel.

         Sellers and Purchaser shall each pay one-half of the compensation and reimbursements payable to the Escrow Agent under this Agreement.




         Escrow Agent's Responsibilities.

         The Escrow Agent shall not be liable for any action or inaction taken or omitted by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this
Agreement. The Escrow Agent may rely on an opinion of counsel of its own choice regarding the
Escrow Agent's authorization for action or inaction. The Escrow Agent, its partners, officers, employees and attorneys shall be jointly and severally indemnified and held harmless by Purchaser and Sellers against any liability, loss, cost or expense for any action or inaction taken or omitted or suffered, except liability resulting from its or their own willful misconduct or gross negligence, and against the cost and expense of defending any legal proceedings which may be instituted against it or any of them (other than any such proceeding which shall have resulted in judgment against the Escrow Agent against which the Escrow
Agent is not indemnified hereunder), including legal fees, in respect of the subject matter of this
Agreement. The indemnification contained in this Section 7(a) shall survive the termination of this
Agreement. The Escrow Agent shall not be required to institute legal proceedings of any kind. The
Sellers and the Purchaser hereby authorize the Escrow Agent, if the Escrow Agent is threatened with litigation or is sued, to interplead all interested parties in any court of competent jurisdiction.

                  Specifically and without limiting the foregoing, the Escrow Agent shall in no event have any liability in connection with its investment or reinvestment of any Financial Escrow Funds held by it hereunder, made in good faith and in accordance with the terms hereof, including without limitation any liability for any delay not resulting from gross negligence or willful misconduct or for any loss of income incident to any such delay.

         The Escrow Agent shall not be held liable under this Agreement to the extent that it shall have complied with the terms hereof, nor be deemed to owe any fiduciary duty to Purchaser and Sellers. The
Escrow Agent shall be obligated to perform only such duties as are expressly set forth in this Agreement.
No implied covenants or obligations shall be inferred from this Agreement against the Escrow Agent, nor shall the Escrow Agent be bound by the provisions of any agreement (including the Purchase Agreement except for the attached Sections 11 and 12) between Purchaser and Sellers beyond the specific terms hereof.

         The Escrow Agent shall be entitled to rely upon any order, judgment, certification, instruction, notice or other writing delivered to it in compliance with the provisions of this Agreement believed by
it in good faith to be genuine without being required to determine the authenticity of the writing, the correctness of any fact stated therein or the propriety, validity or service thereof. The Escrow Agent may rely upon any instrument comporting with the provisions of this Agreement or signature believed by it to be genuine and may assume that any person purporting to give notice, receipt or advice or to make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. Specifically and not by way of limitation, the Escrow Agent may rely on the identity and authority of the designated persons set forth in Section 2(c) of this Agreement and any person purporting to act as arbitrator under Sections 11 or 12 of the Purchase Agreement, until it receives written notice to the contrary from Purchaser's Representative or Seller's Representative.

         The Escrow Agent does not have any interest in the Financial
Escrow Funds deposited hereunder
but is serving as escrow holder only and has only possession thereof.
The Escrow Agent makes no
representation as to the validity, value, genuineness or collectability of any security or other document or instrument held by or delivered to it. The Escrow Agent shall not be called upon to advise any party as to selling or retaining, or taking or refraining from taking any action with respect to, any securities or
other property deposited hereunder.

         In the event that any provision governing the Financial Escrow Funds is ambiguous or that the
Escrow Agent is uncertain as how to proceed, and the Escrow Agent, in its reasonable judgment, deems it necessary for its protection, the Escrow Agent may refrain from taking any action other than to retain custody of the Financial Escrow Funds deposited hereunder until it shall have received joint written instructions signed by Purchaser's Representative and Seller's Representative, or, in the alternative, to deposit the Financial Escrow Funds with a court of competent jurisdiction and to have no further duties or responsibilities in connection therewith.

         Resignation, Removal and Succession of Escrow Agent.

         The Escrow Agent may resign at any time by giving thirty (30) days' prior written notice to
Purchaser's Representative and Seller's Representative.  The Escrow Agent may
 be removed at any time
upon ten (10) days' prior written notice given jointly by Purchaser's Representative and Seller's
Representative to the Escrow Agent. If 30 days after written notice is given for resignation or removal, the Escrow Agent has not received a written designation of a successor Escrow Agent, the Escrow Agent may, in its sole discretion, either (i) retain custody of the Financial Escrow Funds and invest such funds as provided herein until it receives such designation and thereupon, pay over the Financial Escrow Funds to such successor Escrow Agent, (ii) or to deposit the Financial Escrow Funds with a court of competent
jurisdiction. Upon compliance with either (i) or (ii) above, the Escrow Agent shall be discharged from all obligations or liabilities under this Agreement other than those resulting from the Escrow Agent's willful misconduct or gross negligence, and shall have no further duties or responsibilities in connection with this Agreement.

                  If notice of resignation or removal shall have been given pursuant to subparagraph (a) above, then a successor Escrow Agent shall be appointed jointly by Purchaser's Representative and
Seller's Representative.

         Upon appointment and acceptance as Escrow Agent, each successor Escrow Agent shall forthwith, without further act or deed, succeed to all the rights and duties of its predecessor under this
Agreement. Such predecessor shall promptly deliver to the successor Escrow Agent all sums held hereunder, together with all records and other documents necessary or appropriate for the successor
Escrow Agent to perform its duties under this Agreement. The Escrow Agent may, however, retain a reasonable reserve fund for the payment of fees and expenses rendered under this Agreement. Upon the written request of the successor Escrow Agent, Purchaser's Representative or Seller's Representative and upon payment of all amounts due such predecessor Escrow Agent under this Agreement, the predecessor shall transfer to, assign to and confirm with the successor Escrow Agent all its rights under this
Agreement by executing and delivering from time to time to the successor
Escrow Agent any instruments
and by taking any other action as may reasonably be requested by the successor Escrow Agent,
Purchaser's Representative or Seller's Representative.

         Governing Law. This Agreement shall be governed and interpreted and enforced in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflict of law principles.

         Notices. All notices and other communications under or respecting this Agreement or its subject matter shall be in writing and shall be deemed given when delivered personally, three (3) days from when mailed by registered mail, return receipt requested, one (1) day from when sent by documented overnight
delivery service or, to the extent receipt is confirmed, when sent by telecopy, to the parties at the following addresses or telecopy numbers (or to such other address or number as a party may have specified by notice given to the other party pursuant to this provision):

         Escrow Agent:                               Donald H. Roberts, Jr./
                                                      Diane E. Janders
                                                 Brown Brothers Harriman & Co.
                                                 1531 Walnut Street
                                                   Philadelphia, PA 19102
                                                Telecopier (215) 864-3989

         Purchaser's Representative:        Mr. Frank Brown
                                                     Arthur Treacher's, Inc.
                                                 7400 Baymeadows Way
                                                    Suite 300
                                                 Jacksonsville, FL 32255
                                                 Telecopier (904) 739-2500

         with a copy to:                             Steven Schuster, Esquire
                                                    McLaughlin and Stern, LLP
                                                      260 Madison, 18th Floor
                                                         New York, NY 10016
                                                    Telecopier (212) 448-0066

         Seller's Representative:                    Mr. Harry M. Katerman
                                             Magee Industrial Enterprises, Inc.
                                                   480 Fifth Avenue
                                                   Bloomsburg, PA 17815
                                                   Telecopier (717) 784-5222

         with a copy to:                             White and Williams
                                                     1800 One Liberty Place
                                                     Philadelphia, PA 19103
                                                 Attention: Gary P. Biehn, Esq.
                                                   Telecopy No.: (215) 864-7123
                                               Confirmation No.: (215) 864-7007

         Miscellaneous.

         This Agreement shall not be assignable by any party.

         This instrument contains the entire agreement and understanding of the parties hereto. It may not be amended, modified or supplemented and none of its provisions may be waived except
by an agreement in writing signed by the parties hereto.

         If any term, condition or provision of this Agreement shall be declared, to any extent, invalid or unenforceable, the remainder of the Agreement shall not be affected thereby, shall be considered
in full force and effect and shall be valid and enforced to the fullest extent permitted by law.

         The captions set forth in this Agreement are used solely for convenience or reference and shall not control or affect the meaning or interpretation of any of the provisions.

         This Agreement may be signed in any number of counterparts each of which shall be deemed an original.

         In the event that any payment becomes due on a day that is a Saturday, Sunday or legal holiday in the Commonwealth of Pennsylvania, such payment shall be made on the next succeeding day that is not a Saturday, Sunday or legal holiday.

         Specimen signatures for the Purchaser's Representative and Seller's Representative are set forth below:

                                                     Frank Brown
                                                     Harry M. Katerman

         The Escrow Agent shall obtain a Taxpayer Identification Number from the Purchaser for the Financial Escrow Funds, which shall be used for all investments under
Section 2(c) hereof.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                                   ARTHUR TREACHER'S, INC.


                                                           By:/s/ Frank Brown
                                                                 Title:

                                                              Sellers


                                                              By:

                                                    Harry M. Katerman, as agent
                                                          for Sellers

                                                  BROWN BROTHERS HARRIMAN & CO.

                                                              By:
                                                                 Title:

                                                       SCHEDULE "A"

         A.       Non-Voting:

Name of Shareholder        Number of Shares           Certificate Number

James A. Magee                9,726.988                          NV 2

Audrey R. Magee                 259.460                          NV 3

Joanne M. Katerman            8,209.742                          NV 4

Myles W. Katerman             1,864.605                          NV 5

James R. Magee                 70,888.077                        NV 6

Elizabeth C. Magee             70,888.077                        NV 7

Drue Magee                      70,888.077                        NV 8

Harry M. Katerman               68,494.144                        NV 9

Barbara J. Paule                68,494.144                       NV 10

Christine K. Wheadon            68,494.144                       NV 11

Thomas Wheadon                 2,312.300                         NV 12

Joanne M. Katerman and        55,614.961                    NV 13
  Myles W. Katerman, T/U/D
  Harry L. Magee dated
  April 24, 1968, James R.
  Magee, Remainderman

Joanne M. Katerman and        55,614.961                    NV 14
  Myles W. Katerman, T/U/D
  Harry L. Magee dated
  April 24, 1968,
  Elizabeth C. Magee,
  Remainderman

Joanne M. Katerman and     55,614.961                           NV 15
  Myles W. Katerman, T/U/D
  Harry L. Magee dated
  April 24, 1968, Drue
  Magee, Remainderman

James A. Magee and Audrey 55,614.961                              NV 16
  R. Magee, T/U/D Harry L.
  Magee dated April 24, 1968,
  Harry M. Katerman,
  Remainderman

James A. Magee and        55,614.961                              NV 17
  Audrey R. Magee, T/U/D
  Harry L. Magee dated
  April 24, 1968,
  Christine K. Wheadon,
  Remainderman

James A. Magee and      55,614.961                               NV 18
  Audrey R. Magee, T/U/D
  Harry L. Magee dated
  April 24, 1968,
  Barbara J. Paule,
  Remainderman

James A. Magee, Joanne M.             2,625.012                  NV 19
  Katerman and Mellon Bank,
  N.A. (formerly Commonwealth
  National Bank) T/U/A Harry
  L. Magee, Trust "A" f/b/o
  James A. Magee

James A. Magee, Joanne M.           2,625.012                  NV 20
  Katerman and Mellon Bank,
  N.A. (formerly Commonwealth
  National Bank) T/U/A Harry
  L. Magee, Trust "A" f/b/o
  Joanne M. Katerman

James A. Magee, Joanne M.           346.356               NV 21
  Katerman and Mellon Bank,
  N.A. (formerly Commonwealth
  National Bank) T/U/A Harry
  L. Magee, Trust "B" f/b/o
  James A. Magee

James A. Magee, Joanne M.         346.356                 NV 22
  Katerman and Mellon Bank,
  N.A. (formerly Commonwealth
  National Bank) T/U/A Harry
  L. Magee, Trust "B" f/b/o

  Joanne M. Katerman
                                               __________

                                    TOTAL   780,152.260

         B.       Voting:

Name of Shareholder          Number of Shares           Certificate Number

Audrey R. Magee              .103                                V3

Joanne M. Katerman            5.737                       V4 (5.7)

Myles W. Katerman              .088                           V5

James A. Magee                5.722                         V6

                                    Total:  11.650

EXHIBIT 10.6               Mutual Release Agreement
dated November 27, 1996, among M.I.E.
                  Hospitality, Inc., Arthur Treacher's,
Inc. And Magee Industrial Enterprises.

                           MUTUAL RELEASE AGREEMENT


                  RELEASE AGREEMENT made this 27th day of November 1996, by and among
M.I.E. Hospitality, Inc., a corporation organized and existing under the laws of the State of
Pennsylvania, ("M.I.E." or the "Company"), the shareholders of the Company listed on the signature pages attached hereto (the "Sellers"), Arthur Treacher's, Inc., a corporation organized and existing under the laws of the State of Utah (the "Buyer"), and Magee Industrial Enterprises,
Inc. ("Magee").
                        R E C I T A L S
                  WHEREAS, Sellers and Buyer entered into a Stock Purchase Agreement dated as of November 27, 1996 (the "Purchase Agreement") whereby Buyer purchased from Sellers all the issued and outstanding shares of capital stock of the Company.
                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, the sufficiency of which is hereby acknowledged and intending to be legally bound, the parties hereto agree as follows:
                  1. By reason of this Mutual Release Agreement, the parties expressly acknowledge, agree and stipulate that neither the Sellers and Magee
(the "Selling Group") nor the
Company and the Buyer (the "Buying Group") owes any sums to the other group with respect to the operation or management of the Company or under any agreement or understanding except as contemplated by the Purchase Agreement, and that neither the Selling
Group nor the Buying Group
has any claim or cause of action against the other groups arising out of, pursuant to, or in connection with, the operation or management of the Company or otherwise, except as contemplated by the Purchase Agreement through and as of the date hereof.

                  2. M.I.E. and Buyer fully and forever release, acquit and discharge Sellers,
Magee and the Company's officers and directors from any and all manner of actions and causes of
action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity, now existing or which may hereafter accrue in favor of M.I.E. or Buyer, and/or by reason of any other matter, cause or thing whatsoever to the date of this Mutual Release Agreement, except for any such actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity by reason of, arising out of, or in connection with, the Purchase Agreement or the transactions contemplated thereby, including, but not limited to, the promissory note executed by the Company in favor of Magee in the principal amount of
$1,139,563, the guaranty executed by Buyer in favor of Magee, the promissory note executed by the Buyer in favor of Magee in the principal amount of $390,417, and the Series B Preferred Stock held by Magee as of the Closing Date, and the Transitional Letter Agreement.
                  3. Sellers fully and forever release, acquit and discharge the Company and
Buyer and their respective officers and directors from any and all manner of actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity, now existing or which may hereafter accrue in favor of Sellers and/or by reason of any other matter, cause or thing whatsoever to the date of this Mutual Release Agreement, except for any such actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity by reason of, arising out of, or in connection with, the Purchase

Agreement or the transactions contemplated thereby, including, but not limited to, the promissory note executed by the Company in favor of Magee in the principal amount of $1,139,563, the guaranty executed by Buyer in favor of Magee, the promissory note executed by the Buyer in favor of Magee in the principal amount of $390,417, the Series B Preferred Stock held by Magee as of the Closing Date, and the Transitional Letter Agreement.
                  4. Magee fully and forever releases, acquits and discharges the Company and it's officers and directors from any and all manner of actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity, now existing or which may hereafter accrue in favor of Magee, and/or by reason of any other matter, cause or thing whatsoever to the date of this Mutual Release Agreement, except for any such actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity by reason of, arising out of, or in connection with, the Purchase Agreement or the transactions contemplated thereby, including, but not limited to, the promissory note executed by the Company in favor of Magee in the principal amount of $1,139,563, the guaranty executed by
Buyer in favor of Magee, the promissory note executed by the Buyer in favor of Magee in the principal amount of $390,417, and the Series B Preferred Stock held by Magee as of the Closing
Date, and the Transitional Letter Agreement .
                  5. The parties expressly agree that this Release Agreement shall be governed by and shall be interpreted, construed and enforced in accordance with the laws of the
Commonwealth of Pennsylvania without giving effect to provisions as to conflicts of law and with the same force and effect as if this Mutual Release Agreement were fully executed and to be performed wholly within the Commonwealth of Pennsylvania.
                  6. All the terms and provisions of this Mutual Release Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
                  7. This Mutual Release Agreement constitutes the entire agreement of the parties hereto with respect to the matters herein contained and may not be altered, modified or amended except in writing, executed and delivered by or on behalf of the parties.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                                     ARTHUR TREACHER'S, INC.



                                                     By:
                                                     Title:


                                                     M.I.E. HOSPITALITY, INC.



                                                     By:
                                                     Title:


                                         MAGEE INDUSTRIAL ENTERPRISES, INC.



                                                     By:
                                                     Title:



                                         Michael Katerman, as agent for the
                                       Sellers set forth on Schedule A

EXHIBIT 10.6               Mutual Release Agreement
dated November 27, 1996, among M.I.E.
                  Hospitality, Inc., Arthur Treacher's,
Inc. And Magee Industrial Enterprises.

                           MUTUAL RELEASE AGREEMENT


                  RELEASE AGREEMENT made this 27th day of November 1996, by and among
M.I.E. Hospitality, Inc., a corporation organized and existing under the laws of the State of
Pennsylvania, ("M.I.E." or the "Company"), the shareholders of the Company listed on the signature pages attached hereto (the "Sellers), Arthur Treacher's, Inc., a corporation organized and existing under the laws of the State of Utah (the"Buyer"), and Magee Industrial Enterprises,
Inc. ("Magee").
                        R E C I T A L S
                  WHEREAS, Sellers and Buyer entered into a Stock Purchase Agreement dated as of November 27, 1996 (the "Purchase Agreement") whereby Buyer purchased from Sellers all the issued and outstanding shares of capital stock of the Company.
                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, the sufficiency of which is hereby acknowledged and intending to be legally bound, the parties hereto agree as follows:
                  1. By reason of this Mutual Release Agreement, the parties expressly acknowledge, agree and stipulate that neither the Sellers and Magee (the "Selling Group") nor the
Company and the Buyer (the "Buying Group") owes any sums to the other group with respect to the operation or management of the Company or under any agreement or understanding except as contemplated by the Purchase Agreement, and that neither the Selling Group nor the Buying Group has any claim or cause of action against the other groups arising out of, pursuant to, or in connection with, the operation or management of the Company or otherwise, except as contemplated by the Purchase Agreement through and as of the date hereof.

                  2. M.I.E. and Buyer fully and forever release, acquit and discharge Sellers,
Magee and the Company's officers and directors from any and all manner of actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity, now existing or which may hereafter accrue in favor of M.I.E. or Buyer, and/or by reason of any other matter, cause or thing whatsoever to the date of this Mutual Release Agreement, except for any such actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages,
demands and rights whatsoever, in law or in equity by reason of, arising out of, or in connection with, the Purchase Agreement or the transactions contemplated thereby, including, but not limited to, the promissory note executed by the Company in favor of Magee in the principal amount of
$1,139,563, the guaranty executed by Buyer in favor of Magee, the promissory note executed by the Buyer in favor of Magee in the principal amount of $390,417, and the Series B Preferred Stock held by Magee as of the Closing Date, and the Transitional Letter Agreement.
                  3. Sellers fully and forever release, acquit and discharge the Company and
Buyer and their respective officers and directors from any and all manner of actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity, now existing or which may hereafter accrue in favor of Sellers and/or by reason of any other matter, cause or thing whatsoever to the date of this Mutual Release Agreement, except for any such actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity by reason of, arising out of, or in connection with, the Purchase

Agreement or the transactions contemplated thereby, including, but not limited to, the promissory
note executed by the Company in favor of Magee in the principal amount of $1,139,563, the guaranty executed by Buyer in favor of Magee, the promissory note executed by the Buyer in favor of Magee in the principal amount of $390,417, the Series B Preferred Stock held by Magee as of the Closing Date, and the Transitional Letter Agreement.
                  4. Magee fully and forever releases, acquits and discharges the Company and it's officers and directors from any and all manner of actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity, now existing or which may hereafter accrue in favor of Magee, and/or by reason of any other matter, cause or thing whatsoever to the date of this Mutual Release Agreement, except for any such actions and causes of action, suits, chooses in action, contracts, covenants, claims, bonds, bills, debts, dues, sums of money, obligations, judgments, executions, damages, demands and rights whatsoever, in law or in equity by reason of, arising out of, or in connection with, the Purchase Agreement or the transactions contemplated thereby, including, but not limited to, the promissory note executed by the Company in favor of Magee in the principal amount of $1,139,563, the guaranty executed by
Buyer in favor of Magee, the promissory note executed by the Buyer in favor of Magee in the principal amount of $390,417, and the Series B Preferred Stock held by Magee as of the Closing
Date, and the Transitional Letter Agreement .
                  5. The parties expressly agree that this Release Agreement shall be governed by and shall be interpreted, construed and enforced in accordance with the laws of the
Commonwealth of Pennsylvania without giving effect to provisions as to conflicts of law and with the same force and effect as if this Mutual Release Agreement were fully executed and to be performed wholly within the Commonwealth of Pennsylvania.
                  6. All the terms and provisions of this Mutual Release Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
                  7. This Mutual Release Agreement constitutes the entire agreement of the parties hereto with respect to the matters herein contained and may not be altered, modified or amended except in writing, executed and delivered by or on behalf of the parties.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                                     ARTHUR TREACHER'S, INC.



                                                     By:
                                                     Title:


                                                     M.I.E. HOSPITALITY, INC.



                                                     By:
                                                     Title:


                                            MAGEE INDUSTRIAL ENTERPRISES, INC.



                                                     By:
                                                     Title:



                                             Michael Katerman, as agent for the
                                             Sellers set forth on Schedule A

EXHIBIT 10.7               Promissory Note dated
November 27, 1996 for $390,417 from M.I.E.
                           Hospitality, Inc.in favor of
Magee Industrial Enterprises, Inc.

PROMISSORY NOTE

$390,417                                          Philadelphia, Pennsylvania
                                                        November 27, 1996


                           FOR VALUE RECEIVED, the undersigned, Arthur
Treacher's, Inc. , a Utah
corporation (the "Maker"), hereby promises to pay to the order of Magee Industrial Enterprises,
Inc. (the "Holder") on the 1st day of September, 1998 (the "Maturity Date"), at
 480 W. 5th Street,
Bloomsburg, Pennsylvania 17815, or such other address as may be designated by the Holder, the principal sum of Three Hundred Ninety Thousand Four Hundred Seventeen Dollars ($390,417) in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

Section 1.                 Prepayment

                           The principal amount of this Note may be prepaid by
the Maker, in whole or in part,
without premium or penalty, at any time. All prepayments shall be applied first to principal and then to accrued interest.

Section 2.                 Interest

                           This Note shall not bear interest unless an Event
of Default, as defined herein, has
occurred. Upon the occurrence of an Event of Default, this Note shall bear interest at the rate of thirteen percent (13%) per annum ("Default Rate") from the date of the Event of Default until paid in full. Accrued interest shall be due and payable on the Maturity Date or as otherwise provided in this Note.

Section 3.                 Events of Default

                           The occurrence of any of the following events
shall constitute a default hereunder
(hereinafter collectively referred to as "Events of Default" and individually as "Event of Default").

                           (a)   Failure of Maker to pay when due any payment
of interest or principal or both
as provided in this Note or the failure to pay when due any other sums required to be paid herein or the failure to pay when due any other sums required to be paid under the provisions of the
Purchase Agreement dated November 27, 1996 between Maker and certain
 Sellers ("Purchase
Agreement") and continuation of such failure to pay under the Purchase
 Agreement for a period of
thirty (30) days after notice from Holder.

                           (b)   Any proceeding under the Bankruptcy Code or
any law of the United States of
America or of any state relating to insolvency, receivership, reorganization, or debt adjustment is instituted by Maker; or such proceeding is instituted against Maker is consented to by the Maker or remains undismissed for sixty (60) days; or if there is an Order for Relief entered against Maker;
or if a trustee or receiver is appointed for any substantial part of the property of Maker or a custodian, as that term is defined under Section 101 (10) of the Bankruptcy Code, is appointed to take charge of all or less than all of the property of Maker; or Maker makes an assignment for the benefit of creditors, or becomes insolvent.

                           (c)   Failure of Maker to observe and perform any
of the other terms, covenants and
conditions of this Note or of the Purchase Agreement and the continuation of such breach for a period of thirty (30) days after notice from Holder.

                           (d)   The occurrence of an Event of Default under
the $1,139,563 Note from M.I.E.
Hospitality, Inc. to Holder.

                           UPON the occurrence of an Event of Default, at the
option of Holder the whole
unpaid principal sum and all accrued and unpaid interest thereon, and all other sums payable under this Note shall become due and payable immediately, and Holder may forthwith and without demand exercise or cause to be exercised the warrant as hereinafter set forth, in addition to such rights and remedies as may herein be provided, or which may be available to Holder by law, without further stay, any law, usage or custom to the contrary notwithstanding.

                           MAKER DOES HEREBY AUTHORIZE AND EMPOWER THE
PROTHONOTARY, CLERK OF COURT OR ANY ATTORNEY OF ANY COURT OF
RECORD OF THE COMMONWEALTH OF PENNSYLVANIA OR ELSEWHERE,
AFTER AN EVENT OF DEFAULT (AS SUCH TERM IS DEFINED IN THIS NOTE), TO APPEAR FOR AND CONFESS JUDGEMENT AGAINST MAKER AND IN FAVOR OF
HOLDER, ITS SUCCESSORS OR ASSIGNS, AS OF ANY TERM, PAST, PRESENT OR FUTURE, WITH OR WITHOUT DECLARATION, FOR EACH AND ALL OF THE
FOLLOWING:

                           (A)     THE UNPAID PRINCIPAL SUM EVIDENCED BY THIS
NOTE WITH
ALL OF THE ACCRUED AND UNPAID INTEREST THEREON;

                           (B)     ALL OTHER SUMS AS ARE DUE AND PAYABLE TO
HOLDER
UNDER THE TERMS OF THIS NOTE WHETHER BY ACCELERATION OR
OTHERWISE;

                           (c)     THE AGGREGATE OF ALL SUMS EXPENDED BY HOLDER
AT ANY
TIME AND FROM TIME TO TIME, IN CONNECTION WITH THE COLLECTION OF
AMOUNTS DUE UNDER THIS NOTE WHETHER PERMITTED UNDER THE TERMS
OF THE NOTE, PERMITTED BY LAW, OR PERMITTED BY STATUTE, DUE TO AN
EVENT OF DEFAULT UNDER THIS NOTE; AND

                           (D)     THE COSTS OF SUIT AND REASONABLE ATTORNE'S
FEES IN
CONNECTION WITH THE COLLECTION OF AMOUNTS DUE UNDER THIS NOTE,
 WITH RELEASE OF ALL ERRORS, AND ON WHICH JUDGEMENT HOLDER MAY
ISSUE OR CAUSE TO BE ISSUED AN EXECUTION OR EXECUTIONS, WAIVING
APPRAISEMENT AS TO ANY PROPERTY LEVIED UPON BY VIRTUE OF ANY SUCH
JUDGEMENT, AND ALL EXEMPTION FROM LEVY AND SALE OF ANY PROPERTY
WHICH IS NOW OR HEREINAFTER IS EXEMPT UNDER ANY ACT OF THE STATE

WHEREIN THE JUDGEMENT IS ENTERED. NO SINGLE EXERCISE OF THIS WARRANT AND POWER TO CONFESS JUDGEMENT SHALL BE DEEMED TO
EXHAUST THIS POWER, WHETHER OR NOT ANY SUCH EXERCISE SHALL BE STRICKEN, VACATED, REMOVED OR OTHERWISE HELD BY ANY COURT TO BE INVALID, VOIDABLE OR VOID, BUT THIS POWER SHALL CONTINUE UNDIMINISHED AND MAY BE EXERCISED FROM TIME TO TIME AS OFTEN AS HOLDER SHALL ELECT UNTIL THIS NOTE AND ALL SUMS DUE HEREUNDER SHALL BE PAID IN FULL, AND MAKER HAS PERFORMED ALL OF THE PROVISIONS HEREUNDER. MAKER HEREBY AUTHORIZES HOLDER TO RE-ASSESS DAMAGES FROM TIME TO TIME AND AS OFTEN AS HOLDER DEEMS NECESSARY SO THAT ANY AND ALL JUDGEMENTS CONFESSED HEREUNDER SHALL INCLUDE ALL SUMS LISTED UNDER SUBPARAGRAPHS (A) THROUGH (D) ABOVE AS THE SAME ARE INCURRED FROM TIME TO TIME, EVEN AFTER ENTRY OF JUDGEMENT UNDER THIS WARRANT OF ATTORNEY.

                           NOTWITHSTANDING ANY NOTICE AND OPPORTUNITY TO CURE
UNDER THIS NOTE, HOLDER SHALL PROVIDE MAKER WITH NO LESS THAN
FIVE (5) BUSINESS DAYS PRIOR WRITTEN NOTICE BEFORE EXERCISING ITS
RIGHTS UNDER THIS WARRANT OF ATTORNEY TO CONFESS JUDGMENT.

Section 4.                 Covenants and Agreements

                           Maker further covenants and agrees as follows:

                           (a)     All rights and remedies hereby granted or
otherwise available to Holder in the
Purchase Agreement or available at law or in equity (including the warrants of attorney contained herein) shall be cumulative and concurrent and may be pursued singly, successively or together at
Holder's sole option, and may be exercised from time to time and as often as occasion therefor shall occur until the indebtedness hereby evidenced, with all interest thereon, is paid in full; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release of same by Holder. Holder may resort to any security it holds in such order and manner as Holder sees fit.

                           (b)   If at any time Holder shall deem or shall be
advised that any further instruments,
documents or acts or things are necessary or desirable to vest or confirm any right or remedy herein granted, Maker will execute, acknowledge when appropriate and deliver any such instrument or document and so or cause to be done any act or thing deemed necessary or desirable by Holder for any such purpose.

                           (c)   If Holder shall refer to counsel because of
any default thereunder, then Maker
shall reimburse Holder for reasonable attorney's fees and costs incurred, and if at any time judgment be entered under this Note, then a reasonable attorney's fee shall be payable by Maker and shall be computed upon and be recovered in addition to all principal, interest and other recoverable sums then due, in addition to costs of suit. Upon the occurrence of an Event of Default until final payment of all sums evidenced hereby, all sums due hereunder shall bear interest at the Default Rate from the date of the occurrence of an Event of Default. Notwithstanding the provisions of 42 Pa.
C.S.A. Section 8101 to the contrary, the Default Rate shall apply to all sums evidenced hereby after an Event of Default and also after entry of a judgement or judgements against Maker (whether by confessions of judgement under a warrant of attorney or otherwise), and whether or not any event
of default has occurred. Said judgement(s) shall bear interest at the Default Rate until it is satisfied in full.

                           (d)   To the fullest extent permitted by law,
Maker hereby waives and releases all
errors, defects and imperfections in any proceedings instituted by Holder under the terms of this
Note. Maker waives presentment for payment, protest and demand, notice of protest, demand and dishonor and non-payment of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to any extension of time, renewal, waiver or modification granted or consented to by Holder. No extension of the time for the payment of this
Note or any installment hereof made by agreement with any person or entity now or hereafter liable for the payment of this Note shall operate to release, discharge, modify, change or affect the original liability under this Note, either in whole or in part, of any person or entity not a party to such agreement. Holder shall not be deemed, by any act of omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in writing. A waiver of one event shall not be construed as continuing or as a bar to or waiver of any rights or remedy to a subsequent event.

Section 5.                 Miscellaneous
                           (a)   This Note shall be construed and enforced in
accordance with the laws of the
Commonwealth of Pennsylvania. Maker and Holder hereby consent to the jurisdiction of the
Courts of the Commonwealth of Pennsylvania and the United States District Courts for the
Eastern District of Pennsylvania in connection with any action concerning the provisions of this
Note instituted by the Holder against Maker.

                           (b)   This Note may be altered only by prior
written agreement signed by the party
against whom enforcement of any waiver, change, modification, or discharge is sought. This
Note may not be modified by an oral agreement, even if supported by new consideration.

                           (c)   The covenants, terms and conditions contained
in this Note apply to and bind
the heirs, successors, executors, administrators and assigns of the parties.

                           (d)   This Note constitutes a final written
expression of all the terms of the
agreement between the parties regarding the subject matter hereof, are a complete and exclusive statement of those terms, and supersedes all prior and contemporaneous agreements, understandings, and representations between the parties. If any provision or any word, term, clause, or other part of any provision of this Note shall be invalid for any reason, the same shall be ineffective, but the remainder of this Note shall not be affected and shall remain in full force and effect.

                           (e)   All notices, consents, or other communications
provided for in this Note or
otherwise required by law shall be in writing and may be given to or made upon the respective parties at the following mailing addresses:

                           Holder:         Magee Industrial Enterprises, Inc.
                                             480 W. 5th Street
                                              Bloomsburg, Pennsylvania  17815

                           With a copy to:             Gary P. Biehn, Esq.
                                                       White and Williams
                                                       1800 One Liberty Place
                                                       Philadelphia, PA 19103

                           Maker:                      M.I.E. Hospitality, Inc.
                                                       7400 Baymeadows Way
                                                       Suite 300
                                                 Jacksonville, Florida  32255



                With a copy to:          Steven W. Schuster
                                               McLaughlin & Stern, LLP
                                               260 Madison Avenue, 18th Floor
                                               New York, New York 10016

                           Such addresses may be changed by notice given as
provided in this Subsection.
Notice may be given personally, by overnight courier or by certified or registered U.S. mail.
Notices shall be effective upon the date of receipt; provided, however, that a notice (other than a notice of a changed address) sent by certified or registered U.S. mail, with postage prepaid, shall be presumed received no later than three (3) business days following the date of sending.

                           MAKER ACKNOWLEDGES THAT THIS NOTE CONTAINS AN
AUTHORIZATION TO CONFESS JUDGEMENT ON NO LESS THAN FIVE (5)
BUSINESS DAYS PRIOR WRITTEN NOTICE, THAT IT HAS CONSULTED LEGAL
COUNSEL WITH RESPECT THERETO (OR KNOWINGLY WAIVED ITS RIGHT TO
DO SO), AND THAT IT UNDERSTANDS THAT THE EXERCISE BY HOLDER OF THE CONFESSION WILL RESULT IN THE ENTRY OF A JUDGEMENT AGAINST MAKER
AND THE SALE OR ATTACHMENT OF, OR EXECUTION UPON, MAKER'S
PROPERTY AND BANK ACCOUNTS WITHOUT PRIOR NOTICE OR THE
OPPORTUNITY FOR A HEARING.

                           IN WITNESS WHEREOF, Arthur Treacher's, Inc., has
caused this Note to be
signed in its name by its President as of the day first set forth above.


                                                       ARTHUR TREACHER'S, INC.


                                                       By: /s/ Bruce Galloway
                                                          Name:  Bruce Galloway


                                           Title:   Chairman of the Board

EXHIBIT 10.8               Promissory Note dated
November 27, 1996 for $1,139,563 from M.I.E.
                           Hospitality, Inc. In favor of
Magee Industrial Enterprises, Inc.

                        PROMISSORY NOTE
$1,139,563                                           Philadelphia, Pennsylvania
8%                                       November 27, 1996

                           FOR VALUE RECEIVED, the undersigned, M.I.E.
Hospitality, Inc. ("Maker"),
promises to pay to the order of Magee Industrial Enterprises, Inc. ("Holder") at 480 W. 5th
Street, Bloomsburg, Pennsylvania 17815, or at such other place as Holder may from time to time designate by written notice to Maker, in lawful money of the United States of America, the aggregate sum of One Million One Hundred Thirty-Nine Thousand Five Hundred Sixty-Three
Dollars ($1,139,563) bearing interest at 8% per annum.

Section 1.                 Payments
                                Principal shall be payable in Ten (10) equal
semiannual installments of One
Hundred Thirteen Thousand Nine Hundred Fifty-Six Dollars ($113,956) each, with the first payment being due June 1, 1998 and the final payment being due on December 1, 2002.

                                Maker shall have the right to prepay this Note
in full or in part at any time,
without premium or penalty. All prepayments shall be applied first to principal and then to accrued interest.

Section 2. Interest The principal amount of this Note shall bear interest at the rate of eight percent (8%) per annum commencing on the date hereof. Interest on the outstanding principal amount shall be payable every six months on the first day of each month commencing June 1, 1997.

Section 3. Guaranty The Maker's obligations under this Note are guaranteed by and entitled to the benefits of a certain guaranty executed by Arthur Treacher's, Inc. (the "Guarantor") of even date herewith (the "Guaranty"). In the event of any conflict between the terms of this Note and the terms of the Guaranty, the terms of this Note shall govern.

Section 4.                 Mandatory Prepayment  In the event of a closing
of (i) any debt or equity financing,
or series of financings, by the Maker or Guarantor for gross proceeds in excess of (A) $15,000,000
in the aggregate, (other than any purchase money financing in connection with the acquisition of any assets) or (B) $10,000,000, in the aggregate, provided that the debt or equity financing which
results in equaling or exceeding the aggregate gross proceeds of $10,000,000 is a debt or equity
financing
for gross proceeds of a minimum of $5,000,000 (other than any purchase money financing in
connection with the acquisition of any assets) or (ii) the sale of all or substantially all of the capital stock or assets of the Maker or Guarantor, the balance of all outstanding principal and interest under
this Note shall be prepaid in full by the Maker.   In the event that the
Maker or Guarantor receives
cash from the sale, or series of sales, of any assets owned by the Maker or Guarantor at the closing date of a certain purchase agreement (the "Purchase Agreement") dated
November 27, 1996 by and
 between Guarantor and certain Sellers, including, but not limited to franchise rights, for an amount in excess of $1,000,000, then 30% of the amount of cash received by the Guarantor or the Maker in consideration for the sale of such assets in excess of $1,000,000 shall be used to prepay the principal then remaining due under this Note, which payment shall be applied to the first payment of principal then remaining due and then to each successive payment of principal then remaining due and then to accrued interest.

Section 5. Subsequent Adjustment In the event that Holder or any of its affiliates receives payment under any insurance policy arising out of the litigation captioned Fettig, et. al. v.
M.I.E. Hospitality, Inc., et. al.3:CV-96-808, the principal amount due under this Note shall be reduced to reflect any payment received with respect thereto but only in accordance with Section
13(a) of the Purchase Agreement.

Section 6.                 Default.

                           The occurrence of any of the following events shall
constitute a default hereunder
(hereinafter collectively referred to as "Events of Default" and individually as "Event of Default").

                           (a)   Failure of Maker to pay when due any payment
of interest or principal or both
as provided in this Note or the failure to pay when due any other sums required to be paid herein or the failure to pay when due any other sums required to be paid under the provisions of the
Purchase Agreement and the continuation of such failure to pay under the Purchase Agreement for a period of thirty (30) days after notice from Holder.

                           (b)   The breach by Guarantor or Maker of any
covenant requiring performance
after November 27, 1996 and set forth in the Purchase Agreement and the continuation of such breach for a period of thirty (30) days after notice from Holder.

                           (c)   Any proceeding under the Bankruptcy Code or
any law of the United States of
America or of any state relating to insolvency, receivership, reorganization, or debt adjustment is instituted by Maker; or such proceeding is instituted against Maker is consented to by the Maker or remains undismissed for sixty (60) days; or if there is an Order for Relief entered against Maker;
or if a trustee or receiver is appointed for any substantial part of the property of Maker or a custodian, as that term is defined under Section 101 (10) of the Bankruptcy Code, is appointed to take charge of all or less than all of the property of Maker; or Maker makes an assignment for the benefit of creditors, or becomes insolvent.
                           (d)   Failure of Maker to observe and perform any
of the other terms, covenants and
conditions of this Note or of the Purchase Agreement and the continuation of such breach for a period of thirty (30) days after notice from Holder.

                           (e)   The occurrence of an "Event of Default" under
the $1,139,563 Note from
Guarantor to Holder.

                           UPON the occurrence of an Event of Default, at the
option of Holder the whole
unpaid principal sum and all accrued and unpaid interest thereon, and all other sums payable under this Note shall become due and payable immediately, and Holder may forthwith and without demand exercise or cause to be exercised the warrant as hereinafter set forth, in addition to such rights and remedies as may herein be provided, or which may be available to Holder by law, without further stay, any law, usage or custom to the contrary notwithstanding.



                           MAKER DOES HEREBY AUTHORIZE AND EMPOWER THE
PROTHONOTARY, CLERK OF COURT OR ANY ATTORNEY OF ANY COURT OF
RECORD OF THE COMMONWEALTH OF PENNSYLVANIA OR ELSEWHERE,
AFTER AN EVENT OF DEFAULT (AS SUCH TERM IS DEFINED IN THIS NOTE), TO APPEAR FOR AND CONFESS JUDGEMENT AGAINST MAKER AND IN FAVOR OF
HOLDER, ITS SUCCESSORS OR ASSIGNS, AS OF ANY TERM, PAST, PRESENT OR FUTURE, WITH OR WITHOUT DECLARATION, FOR EACH AND ALL OF THE
FOLLOWING:

                           (a)     THE UNPAID PRINCIPAL SUM EVIDENCED BY THIS
NOTE WITH
ALL OF THE ACCRUED AND UNPAID INTEREST THEREON;

                           (b)     ALL OTHER SUMS AS ARE DUE AND PAYABLE TO
HOLDER
UNDER THE TERMS OF THIS NOTE WHETHER BY ACCELERATION OR
OTHERWISE;

                           (c)     THE AGGREGATE OF ALL SUMS EXPENDED BY
HOLDER AT ANY
TIME AND FROM TIME TO TIME, IN CONNECTION WITH THE COLLECTION OF
AMOUNTS DUE UNDER THIS NOTE WHETHER PERMITTED UNDER THE TERMS
OF THE NOTE, PERMITTED BY LAW, OR PERMITTED BY STATUTE, DUE TO AN
EVENT OF DEFAULT UNDER THIS NOTE; AND

                           (d)     THE COSTS OF SUIT AND REASONABLE ATTORNEY'S
FEES IN
CONNECTION WITH THE COLLECTION OF AMOUNTS DUE UNDER THIS NOTE,
WITH RELEASE OF ALL ERRORS, AND ON WHICH JUDGEMENT HOLDER MAY
ISSUE OR CAUSE TO BE ISSUED AN EXECUTION OR EXECUTIONS, WAIVING
APPRAISEMENT AS TO ANY PROPERTY LEVIED UPON BY VIRTUE OF ANY SUCH
JUDGEMENT, AND ALL EXEMPTION FROM LEVY AND SALE OF ANY PROPERTY
WHICH IS NOW OR HEREINAFTER IS EXEMPT UNDER ANY ACT OF THE STATE
WHEREIN THE JUDGEMENT IS ENTERED.  NO SINGLE EXERCISE OF THIS
WARRANT AND POWER TO CONFESS JUDGEMENT SHALL BE DEEMED TO
EXHAUST THIS POWER, WHETHER OR NOT ANY SUCH EXERCISE SHALL BE
STRICKEN, VACATED, REMOVED OR OTHERWISE HELD BY ANY COURT TO BE
INVALID, VOIDABLE OR VOID, BUT THIS POWER SHALL CONTINUE
UNDIMINISHED AND MAY BE EXERCISED FROM TIME TO TIME AS OFTEN AS
HOLDER SHALL ELECT UNTIL THIS NOTE AND ALL SUMS DUE HEREUNDER
SHALL BE PAID IN FULL, AND MAKER HAS PERFORMED ALL OF THE
PROVISIONS HEREUNDER.  MAKER HEREBY AUTHORIZES HOLDER TO RE-
ASSESS DAMAGES FROM TIME TO TIME AND AS OFTEN AS HOLDER DEEMS
NECESSARY SO THAT ANY AND ALL JUDGEMENTS CONFESSED HEREUNDER
SHALL INCLUDE ALL SUMS LISTED UNDER SUBPARAGRAPHS (a) THROUGH (d)
ABOVE AS THE SAME ARE INCURRED FROM TIME TO TIME, EVEN AFTER
ENTRY OF JUDGEMENT UNDER THIS WARRANT OF ATTORNEY.

                           NOTWITHSTANDING ANY NOTICE AND OPPORTUNITY TO CURE
UNDER THIS NOTE, HOLDER SHALL PROVIDE MAKER WITH NO LESS THAN
FIVE (5) BUSINESS DAYS PRIOR WRITTEN NOTICE BEFORE EXERCISING ITS
RIGHTS UNDER THIS WARRANT OF ATTORNEY TO CONFESS JUDGMENT.

Section 8.                 Covenants and Agreements

                           Maker further covenants and agrees as follows:

                           (a)   All rights and remedies hereby granted or
otherwise available to Holder in the
Purchase Agreement or available at law or in equity (including the warrants of attorney contained herein) shall be cumulative and concurrent and may be pursued singly, successively or together at
Holder's sole option, and may be exercised from time to time and as often as occasion therefor shall occur until the indebtedness hereby evidenced, with all interest thereon, is paid in full; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release of same by Holder. Holder may resort to any security it holds in such order and manner as Holder sees fit.

                           (b)   If at any time Holder shall deem or shall be
advised that any further instruments,
documents or acts or things are necessary or desirable to vest or confirm any right or remedy herein granted, Maker will execute, acknowledge when appropriate and deliver any such instrument or document and so or cause to be done any act or thing deemed necessary or desirable by Holder for any such purpose.

                           (c)   If Holder shall refer to counsel because of
any default thereunder, then Maker
shall reimburse Holder for reasonable attorney's fees and costs incurred, and if at any time judgement be entered under this Note, then a reasonable attorney's fee shall be payable by Maker and shall be computed upon and be recovered in addition to all principal, interest and other recoverable sums then due, in addition to costs of suit. Upon the occurrence of an Event of Default until final payment of all sums evidenced hereby, interest payable hereunder on the outstanding principal balance and all other sums due hereunder shall bear interest at the rate of 13% per annum
("Default Rate")from the date of occurrence of an Event of Default. Notwithstanding the provisions of 42 Pa. C.S.A. Section 8101 to the contrary, the Default Rate shall apply to all sums evidenced hereby after an Event of Default and also after entry of a judgement or judgements against Maker (whether by confessions of judgement under a warrant of attorney or otherwise), and whether or not any event of default has occurred. Said judgement(s) shall bear interest at the
Default Rate until it is satisfied in full.

                           (d)     To the fullest extent permitted by law,
Maker hereby waives and releases all
errors, defects and imperfections in any proceedings instituted by Holder under the terms of this
Note. Maker waives presentment for payment, protest and demand, notice of protest, demand and dishonor and non-payment of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to any extension of time, renewal, waiver or modification granted or consented to by Holder. No extension of the time for the payment of this
Note or any installment hereof made by agreement with any person or entity now or hereafter liable for the payment of this Note shall operate to release, discharge, modify, change or affect the original liability under this Note, either in whole or in part, of any person or entity not a party to such agreement. Holder shall not be deemed, by any act of omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in writing. A waiver of one event shall not be construed as continuing or as a bar to or waiver of any rights or remedy to a subsequent event.

Section 9.                 Miscellaneous
                           (a)   This Note shall be construed and enforced in
accordance with the laws of the
Commonwealth of Pennsylvania. Maker and Holder hereby consent to the jurisdiction of the Courtsof the Commonwealth of Pennsylvania and the United States District Courts for the Eastern District of Pennsylvania therein in connection with any action concerning the provisions of this Note instituted by the Holder against Maker.

                           (b)   This Note may be altered only by prior
written agreement signed by the party
against whom enforcement of any waiver, change, modification, or discharge is sought. This Note may not be modified by an oral agreement, even if supported by new consideration.

                           (c)   The covenants, terms and conditions contained
in this Note apply to and bind
the heirs, successors, executors, administrators and assigns of the parties.

                           (d)   This Note constitutes a final written
expression of all the terms of the agreement between the parties regarding the subject matter hereof, are a complete and exclusive statement of those terms, and supersedes all prior and contemporaneous agreements, understandings, and representations between the parties. If any provision or any word, term, clause, or other part of any provision of this Note shall be invalid for any reason, the same shall be ineffective, but the remainder of this Note shall not be affected and shall remain in full force and effect.

                           (e)   All notices, consents, or other communications
 provided for in this Note or
otherwise required by law shall be in writing and may be given to or made upon the respective parties at the following mailing addresses:

                           Holder:          Magee Industrial Enterprises, Inc.
                                          480 W. 5th Street
                                           Bloomsburg, Pennsylvania  17815

                           With a copy to:             Gary P. Biehn, Esq.
                                                       White and Williams
                                                       1800 One Liberty Place
                                                       Philadelphia, PA 19103

                           Maker:                      M.I.E. Hospitality, Inc.
                                                       7400 Baymeadows Way
                                                       Suite 300
                                               Jacksonville, Florida  32255

                        With a copy to:            Steven W. Schuster
                                                 McLaughlin & Stern, LLP
                                               260 Madison Avenue, 18th Floor
                                               New York, New York 10016

                           Such addresses may be changed by notice given as
provided in this Subsection.  Notice
may be given personally, by overnight courier or by certified or registered U.S. mail. Notices shall be effective upon the date of receipt; provided, however, that a notice (other than a notice of a changed address) sent by certified or registered U.S. mail, with postage prepaid, shall be presumed received no later than three (3) business days following the date of sending.

                           MAKER ACKNOWLEDGES THAT THIS NOTE CONTAINS AN
AUTHORIZATION TO CONFESS JUDGEMENT ON NO LESS THAN FIVE (5)
BUSINESS DAYS PRIOR WRITTEN NOTICE, THAT IT HAS CONSULTED LEGAL
COUNSEL WITH RESPECT THERETO (OR KNOWINGLY WAIVED ITS RIGHT TO
DO SO), AND THAT IT UNDERSTANDS THAT THE EXERCISE BY HOLDER OF THE
CONFESSION WILL RESULT IN THE ENTRY OF A JUDGEMENT AGAINST MAKER
AND THE SALE OR ATTACHMENT OF, OR EXECUTION UPON, MAKER'S
PROPERTY AND BANK ACCOUNTS WITHOUT PRIOR NOTICE OR THE
OPPORTUNITY FOR A HEARING.
                           IN WITNESS WHEREOF, Maker has executed this Note
effective as of the date first
set forth above.
                                                       M.I.E. HOSPITALITY, INC.

                                                     By: /s/ Bruce Galloway
                                                  Name: Bruce Galloway
                                                 Title:   Chairman of the Board

EXHIBIT 10.9      Uniform Franchise Offering
Circular
[GRAPHIC OMITTED]

                          Franchise
                       Offering Circular

[GRAPHIC OMITTED]



                  FRANCHISE OFFERING CIRCULAR
         For Prospective Florida Franchisees

         Arthur Treacher's, Inc.
         A Utah Corporation
         7400 Baymeadows Way, Suite 300
         Jacksonville, Florida  32256
         Phone:  1-904-739-1200

Brief Description of the Franchised Business: You will operate a unique fast food restaurant with a specialized menu and system. This systems includes a method of operation, customer service, quality control, trade secrets, technical knowledge, specially designed decor, equipment, layout plans, signs, food distribution program, and accounting systems, together with business techniques and practices.

Total Amounts from Items 5 and 7: The initial franchise fee is $19,500.00. The estimated initial investment required ranges from $72,500.00 to $157,500.00.

RISK FACTORS:

THE FRANCHISE AGREEMENT REQUIRES BOTH PARTIES TO WAIVE
THEIR RIGHT TO A JURY.  THIS MEANS THAT ALL LITIGATION MUST
BE HEARD AND DECIDED BY A JUDGE.

THE FRANCHISE AGREEMENT LIMITS DAMAGES TO ACTUAL OUT-OF-
POCKET LOSSES UPON ANY BREACH BY THE FRANCHISOR.  THIS
MEANS THAT YOU CANNOT SUE FOR PUNITIVE OR CONSEQUENTIAL
DAMAGES, INCLUDING LOST PROFITS.

THERE MAY BE OTHER RISKS CONCERNING THIS FRANCHISE.

Information comparing franchisors is available. Call the state administrators listed in Exhibit ST or your public library for sources of information.

                                        DISCLOSURES REQUIRED BY FLORIDA LAW

The state of Florida has not reviewed and does not approve, recommend, endorse or sponsor any business opportunity. The information contained in this disclosure has not been verified by the state. If you have any questions about this investment, see an attorney before you sign a contract or agreement.

January 1, 1997

Registration of this franchise by a state does not mean that the state recommends it or has verified the information in this offering circular. If you learn that anything in the offering circular is untrue, contact the Federal Trade Commission and your state agency listed in Exhibit ST.

                                                 TABLE OF CONTENTS


Item                                                               Page

1  THE FRANCHISOR ,TS PREDECESSORS & AFFILIATES                    1,2

2  BUSINESS EXPERIENCE                                             2-4

3  LITIGATION                                                      4-7

4  BANKRUPTCY                                                        7

5 INITIAL FRANCHISE FEE                                            7,8

6 OTHER FEES                                                      9-11

7 INITIAL INVESTMENT                                             11-13

8  RESTRICTIONS ON SOURCES OF
    PRODUCTS AND SERVICES                                        13,14

9 FRANCHISEE'S OBLIGATIONS                                       15,16

10  FINANCING                                                    17

11 FRANCHISOR'S OBLIGATIONS                                      17-22

12  TERRITORY                                                     23

13TRADEMARKS                                           23-25

14  PATENTS, COPYRIGHTS & PROPRIETARY INFORMATION      25,26

15  OBLIGATIONS TO PARTICIPATE IN THE
     ACTUAL OPERATION OF THE FRANCHISED BUSINESS         26

16  RESTRICTIONS ON WHAT THE FRANCHISEE MAY
      SELL                                              27

17  RENEWAL, TERMINATION, TRANSFER
     & DISPUTE RESOLUTION                           28-31

Table of Contents cont.

Item                                    Page

18                PUBLIC FIGURES       31,32

19                EARNINGS CLAIMS        32

20                LIST OF OUTLETS       33,34

22                CONTRACTS              36

23                RECEIPT (2)     37


Exhibits (in alphabetical order)

AG                Sample Training Agenda

FA                Franchise Agreement

FIN               Financial Statements

LIST              List of Franchisees

RR                Regional Development Representatives

ST                State Information Page

                                                      Item 1
                               THE  FRANCHISOR,  IT'S  PREDECESSORS  AND
AFFILIATES

To simplify the language in this Offering Circular, "Arthur Treacher's" means Arthur Treacher's,
Inc., the franchisor.  "You" means the person who buys the franchise.
If you are a corporation,
partnership, or other entity, "you" includes the franchisee's owners.

The Franchisor, It's Predecessors and It's Affiliate.
Arthur Treacher's is a Utah corporation, incorporated on February 2, 1984. Arthur Treacher's does business as "Arthur Treacher's Fish & Chips" and "Arthur Treacher's Seafood Grille". Arthur
Treacher's subsidiaries are Arthur Treacher's Advertising, Inc., Arthur Treacher's Management, Inc.
and MIE Hospitality, Inc.   MIE Hospitality, Inc. was formerly a franchisee.
Arthur Treacher's
purchased the stock of MIE in November, 1996. The business conducted by Arthur Treacher's was originally started in 1969 by Arthur Treacher's Fish & Chips, Inc., a Delaware corporation. In 1979,
Mrs. Paul's Frozen Foods of Philadelphia, PA, purchased Arthur Treacher's Fish & Chips, Inc. In
1982, Lumara Foods of America, Inc., an Ohio corporation, bought the assets of Arthur Treacher's
Fish & Chips, Inc., from Mrs. Paul's. In February, 1984, Arthur Treacher's, Inc., was formed when it purchased the assets of Lumara Foods of America, Inc., and the assets of Arthur Treacher's Fish
& Chips, Inc.  In July 1996, Arthur Treacher's opened its new concept
"Arthur Treacher's Seafood
Grille".   The principal business address of Arthur Treacher's is 7400
Baymeadows Way, Suite 300,
Jacksonville, Florida 32256. Arthur Treacher's agent for service of process is disclosed in Exhibit
ST.

The  Franchisor's  Business
Arthur Treacher's offers and sells franchises for Arthur Treacher's Seafood Grille fast food restaurants. Arthur Treacher's Seafood Grille focuses on grilled seafood and ' chicken items and will carry a more health conscious product line. Arthur Treacher's also has franchised units which operate under the name "Arthur Treacher's Fish & Chips. Arthur Treacher's Fish & Chips focuses on the traditional English Fish & Chips dinners as well as offers chicken and other seafood items.
Arthur Treacher's does not engage in any other business. Arthur Treacher's, Inc., does own and operate several Arthur Treacher's fast food restaurants.

The Arthur Treacher's Franchise
Under the Franchise Agreement, which is Exhibit FA to this Offering Circular, Arthur Treacher's offers qualified purchasers the right to establish and operate, from a single location ("Location") within a specified territory ("Territory") a unique fast food restaurant with a limited menu and system ("Franchised Business"). This system includes a method of operation, customer service, quality control, trade secrets, technical knowledge, specially designed decor, business techniques and practices.

The Franchise Agreement gives you the right to operate the Franchised Business under the name and mark "Arthur Treacher's Seafood Grille" and other marks designated by Arthur Treacher's from time to time (all referred to as the "Proprietary Marks"). You must operate in accordance with all the standards and procedures designated by Arthur Treacher's, at a given location (see Item 12,
Territory).

The services and products of Arthur Treacher's restaurants are used primarily by the local public for quick service meals. If you open an Arthur Treacher's franchise, your competition will include similar food and services, including a number of national and regional franchise concerns and local restaurants.

In addition to laws and regulations that apply to businesses generally, the Franchised Business is subject to Federal Securities Regulations and State Franchise and/or Business Opportunities laws.
You should also be aware of federal, state and local labor regulations, including minimum-age and minimum-wage laws. Federal, state and local occupational health and safety regulations may also apply. These requirements may vary from place to place.

Prior Business Experience of Franchisor, It's Predecessor and It's Affiliates Arthur Treacher's or its predecessors have been offering and selling Arthur Treacher's franchises since 1969. Arthur Treacher's has never engaged in any business other than offering and selling
Arthur Treacher's franchises.

Mrs. Paul's Frozen Foods ("Mrs. Paul's"), a predecessor has never engaged in a business that is similar to the franchise offered. Mrs. Paul's sells frozen food items to consumers, primarily through grocery stores.

Lumara Foods of America, Inc. ("Lumara"), never engaged in a business that was similar to the franchise offered. Lumara ceased doing business in January of 1984.

                                                      Item 2
                                               BUSINESS  EXPERIENCE

The following is a list of directors, principal officers, and other executives who have management responsibility in connection with the operation of Arthur Treacher's. It includes the name, principal occupation and business experience of each for the last five years.

R. Frank Brown, President, Chief Executive Officer and Member of the
Board of Directors
Mr. Brown has served as President, Chief Executive Officer and Board Member since June 1996.
 From May 1995 to June 1996, Mr. Brown worked as a consultant to an investment group associated with Arthur Treacher's. Prior to Arthur Treacher's, Mr.
Brown was associated with
Shoney's and Captain D's. From August 1992 to May 1995, he operated, as a franchisee, two
Shoney's restaurants in northern Utah.  From November 1985 to August 1992,
Mr. Brown was
President of Captain D's. From August 1978 through November 1985, Mr. Brown held numerous positions within the Captain D's organization, including Group Vice
President, Vice President of
Franchise Operations, Director of Franchise Operations, Director of Personal and Training, Personal
Recruiter and Unit Manager. Mr. Brown is a 1972 Graduate of Purdue University, where he received a Bachelor of Arts degree in Psychology.

Bruce Galloway, Chairman of the Board of Directors
Mr. Galloway became Chairman of the Board in June 1996.  Prior to that,
Mr. Galloway was a
financial advisor to the Arthur Treacher's Board of Directors from August 1993 through June 1996.
 Mr. Galloway also serves as a Managing Director at Burnham Securities, a position he has held since November 1993. Subsequently, Mr. Galloway was the Senior Vice President at Oppenheimer
& Co., from June 1991 through November 1993. Mr. Galloway earned a Masters of Business
Administration in Finance from New York University's Stern School of Business in 1993, and a
Bachelor of Science degree in Economics from Hobart College in 1979. Mr. Galloway's MBA

Thesis at NYU examined the feasibility of starting a quick-serve seafood chain offering non-fried items.

Skuli Thorvaldsson, Member of the Board of Directors
Mr. Thorvaldsson became a Member of the Board in June 1996. Mr. Thorvaldsson has been
President of REK S.F. which owns and operates food and beverage hospitality outlets in Iceland and Denmark. Mr. Thorvaldsson earned a Degree in Law from the University of Iceland in 1968.
He is a 1962 graduate from the Commercial College of Iceland and a 1963 graduate from the
University of Barcelona, where he studied Spanish History and Literature.

William F. Saculla, Secretary of the Corporation
Mr. Saculla has served as Secretary of Arthur Treacher's since 1984. He was a Director of the corporation from 1984 to June 1996. Mr. Saculla is a 1978 graduate of Youngstown State
University, where he earned a Bachelor of Science degree in Accounting.

Jeff Balitsos, Operations Specialist
Mr. Balitsos joined Arthur Treacher's in June 1996 as the Operations Specialist. From June 1995 to June 1996, Mr. Balitsos served as the Head Baker Trainer with equipment and product at
Einstein's Bagels, a subsidiary of Boston Market. From July 1993 to June 1995, Mr. Balitsos was an Operations Manager for Mr. Brown's two Shoney's restaurants in northern Utah.
 Mr. Balitsos
earned a Bachelor of Arts degree in Communication Arts, with a minor in Business Administration, from Carson-Newman College in Jefferson City, Tennessee in 1993.

Aaron Cain, Regional Director of Northern Operations
Mr. Cain joined Arthur Treacher's in June 1996 as the Director of Northern Operations. From
March 1992 to June 1996, Mr. Cain served as General Manager for Mr. Brown's franchised
Shoney's units in Layton, Utah. From September 1990 to March 1992,
Mr. Cain served as General
Manager for Partners in Ogden, Utah. Mr. Cain served in the U.S. Army as Sergeant First Class,
Special Forces from June 1984 to July 1989.

Dan Cheatham, Director of Purchasing
Mr. Cheatham has served as Director of Purchasing since June 1996. Prior to joining Arthur
Treacher's, Mr. Cheatham served as Director of Purchasing, as well as, Research & Development for Skipper's Restaurants, based in Seattle, Washington, from January
1993 through April 1996.
From March 1990 through January 1993, Mr. Cheatham was Senior Vice
President of Sales and
Marketing for Mike Rose Corporation, a division of Shoney's, Inc., based in Nashville, Tennessee.
Mr. Cheatham earned a Bachelor of Science Degree in Business and
Economics at Huntingdon
College in Montgomery, Alabama in 1966.

Debra S. Hill, General Counsel
Ms. Hill has served as General Counsel since April 1994. From November 1991 through March
1994, Ms. Hill practiced corporate and business litigation with the law firm of Javitch, Block, Eisen
& Rathbone in Cleveland, Ohio.  Ms. Hill earned a Doctorate of
Jurisprudence from Case Western
Reserve University in 1991, a Master of Arts degree in History from Kent State University in 1986 and a Bachelor of Arts degree in Psychology from Kent State University in 1983.

Thomas K. Hoffman, Regional Director of Operations, Eastern Division
Mr. Hoffman has served Director of Operations for the Eastern Division since November 1996.
From ---- to November 1996, Mr. Hoffman was Vice President of MIE Hospitality, Inc., Arthur

Treacher's largest franchisee. In November, Arthur Treacher's purchased MIE Hospitality and Mr.
Hoffman joined the Arthur Treacher's executive staff. Mr. Hoffman earned a Bachelor of Science in Business Management from Bloomsburg University in 1975. He has been a member of the
Bloomsburg Chamber of Commerce since and a member of the National Restaurant Association since 1980.

Michael D. Proulx, Director of Franchise Services; Regional Director of Southern Operations
Mr. Proulx has served as Director of Franchise Development and Regional Director of Southern
Operations since January 1994. He was the owner of an Arthur Treacher's franchise from
December 1992 through August 1996. Prior to October 1992, Mr. Proulx was a Commissioned
Officer serving as a Pilot and Intelligence Officer in the United States Army with assignments that included that of Company Commander, Airfield Commander and Brigade
Operations Officer.  Mr.
Proulx is a 1973 graduate of Cornell University where he received a Bachelor of Science degree in
Economics. Mr. Proulx also received a Masters of Science degree in International Relations from
Troy State University in 1988.

Jana Williams, Director of Marketing
Ms. Williams rejoined Arthur Treacher's as the Director of Marketing in
June 1996.  Prior to this,
Ms. Williams was the Marketing and Media Coordinator for Arthur Treacher's from December
1993 to January 1996. From January 1996 to June 1996, she was an Account Coordinator at Harte
Hanks Direct Marketing. From January 1992 to June 1993, Ms. Williams served as a Convention
Coordinator for Technol Medical Products, Inc., in Fort Worth, Texas.
From May 1986 through
January 1992, she served as Women's Services Specialist for the Team Bank in Dallas, Texas. Ms.
Williams is a 1990 graduate of the University of Texas, Arlington where she earned a Bachelor of
Business Administration in Marketing.

                                                         Item 3
                                                    LITIGATION

Arthur Treacher's has the following present ongoing claims:

ATAC Corporation and Patrick Cullen v. Arthur Treacher's, Inc. and James Cataland, Case No.
1:95CV 1032, In the U.S. District Court, Northern District, Ohio Eastern Division. On November
16, 1994, Arthur Treacher's terminated the agency agreement of a Regional Development
Representative, ATAC Corporation, on the grounds of assigning the agency agreement to a third party without the consent of Arthur Treacher's. On May 9, 1995, ATAC filed the above lawsuit;
however, ATAC did not inform Arthur Treacher's of the lawsuit (via service of process as proscribed by the Ohio Rules of Civil Procedure). On August 31, 1995, ATAC's counsel finally informed Arthur Treacher's that a lawsuit had been filed. ATAC alleges that Arthur Treacher's breached the contracts, tortiously interfered with the right to assign the agency contracts and violated the Ohio Business Opportunity Act. Arthur Treacher's maintains that the lawsuit is an attempt to regain the territory by forcing expensive litigation with Arthur Treacher's and the claims have absolutely no merit. ATAC and Patrick Cullen claims damages in the sum of $6 million.

Ryeh, Inc. v. Arthur Treacher's, Inc., Ryeh, Inc. was an Ohio Corporation which operated a unit in Buffalo, New York for five years (1989 - 1994). Ryeh sued Arthur Treacher's on May 8, 1995 in the Mahoning County, Ohio Court of Common Pleas, Case no. 95 CV 575.
Ryeh claims that
Ohio law requires that a notice of cancellation must be given when a franchise is sold. Ryeh claims that no notice of cancellation was given to Ryeh. It further claims that it received no UFOC disclosure document. Arthur Treacher's disputes that the Ohio notice provision is applicable in this case. Arthur Treacher's further disputes that it did not give a disclosure document to Ryeh, since
Ryeh signed that such a document was received. Ryeh claims damages in the amount of
$557,000.00. Arthur Treacher's has filed a counterclaim for moneys owed by Ryeh for unpaid royalties and rent paid to the landlord under a suretyship agreement.

Donald Huber, Jennifer Huber and D&J Enterprises, Inc. v. Arthur Treacher's, David Bandomer and Susan Bandomer, Case No. A 9606983 in the Hamilton County, Ohio Court of Common Pleas.
 D&J Enterprises, Inc. was an Ohio Corporation which operated a unit In Cincinnati, Ohio. Donald
& Jennifer Huber were the owners of D&J Enterprises, Inc. In November 1992, the Hubers signed a franchise agreement. In June 1995, Arthur Treacher's terminated the franchise for failure to pay royalties. On December 10, 1996, the plaintiffs filed suit claiming that Arthur Treacher's made certain representations regarding opening a unit which were untrue. Plaintiffs seek damages in the sum of $150,000. Arthur Treacher's believes the claim is frivolous and maintains that the alleged
"misrepresentations" are accurately stated in the UFOC given the Hubers. Arthur Treacher's has filed a counterclaim against Plaintiffs for unpaid royalties, breach of contract and other related claims.

Taher Zarti v. Arthur Treacher's, Inc., Case no. A-96-04248 in the
Hamilton County, Ohio  Court
of Common Pleas.  Mr. Zarti purchased a franchise in February 1993.
However, Mr. Zarti failed
to open a unit. In January 1995, Mr. Zarti requested a refund on his franchise fee. Arthur
Treacher's denied the request stating that the franchise fee is non-refundable. Mr. Zarti sued Arthur
Treacher's on July 31, 1996 for a refund of the franchise fee. Mr. Zarti also alleges that the UFOC was defective and misleading. Plaintiff seeks damages in the sum of $19,500 in compensatory damages and $100,000 in punitive damages. The Court dismissed the claim and ordered it to be filed in Arbitration.

Concluded litigation:

Cress Diglio, Germaine Diglio and Diglio Enterprises, Inc. v. Arthur Treacher's, Inc., No. 33 114
00104 94 (American Arbitration Association),  On February 10, 1992,
Arthur Treacher's, Inc.,
terminated the agency agreement of a Regional Development
Representative, Diglio Enterprises,
Inc., ("Diglio"), on the grounds of non-performance, conflict of interest, and conduct detrimental to the Arthur Treacher's system. Diglio was not a franchise restaurant owner but was under contract with Arthur Treacher's, Inc., to provide various services to and on behalf of Arthur
Treacher's, Inc., for the franchisees. On April 30, 1992, Diglio Enterprises, Inc., filed a Demand for
Arbitration claiming "a disagreement between the parties" and seeking relief in the sum of
$12,474,000.00. The claimants primarily asserted a claim of wrongful termination and misrepresentation. In November, 1996, the Arbitration Board awarded the claimants $133,000 but did not explain the reasons for the reward.

Arthur Treacher's, Inc. v. Mahesh Shetty and Sheltex, Inc., Case No. 285874, in the Cuyahoga
County, Ohio Common Pleas Court. On January 15, 1995, Arthur Treacher's, Inc., terminated the agency agreement of a Regional Development Representative, Sheltex, Inc, and Mahesh Shetty, on the grounds of non-performance and conduct detrimental to the Arthur Treacher's system.
Defendants were not a franchise restaurant owner but were under contract with Arthur Treacher's,
Inc., to provide various services to and on behalf of Arthur Treacher's, Inc., for the franchisees. On
March 6, 1995, Arthur Treacher's, Inc., filed a lawsuit against Defendants for breach of contract, conversion, tortious interference with contracts between Arthur Treacher's, Inc., and other third parties and libel. Mr. Shetty and Sheltex filed the following: 1) a counter claim against Arthur
Treacher's, Inc., alleging that it breached the agreement and misrepresented the potential in the
Dallas market; 2) a third party complaint against William Saculla alleging that he misrepresented the potential of the Dallas market; and 3) a counterclaim against James R. Cataland, the former
President and Chief Executive Officer of Arthur Treacher's,  alleging that
Mr. Cataland slandered
Mr. Shetty. On May 25, 1995, Mahesh Shetty filed a third party claim against Arthur Treacher's,
Inc., in a lawsuit, ATAC v. Mahesh Shetty, Case No. 280501 in the
Cuyahoga County, Ohio
Common Pleas Court. In January 1996, Arthur Treacher's agreed to settle this case with Mr.
Shetty for the sum of $125,000. Arthur Treacher's agreed to the settlement in order defray attorney fees and costs of litigation.

Tri-Centers Associates, Ltd. v. Arthur Treacher's of Prestonwood, Inc. and
Andy  Hansen v. Arthur
Treacher's, Inc., Ernest W. Hahn, Inc. Ernest Hahn, Inc. d.b.a. Prestonwood Town Center and
James R. Cataland,  Case Number 95-7700 in the District Court of Dallas
County, Texas, 193d
Judicial District. Arthur Treacher's terminated the franchise agreement for non-payment of royalties, selling unauthorized product, attempting to transfer the franchise without the permission of Arthur Treacher's, and failure to adhere to the Arthur Treacher's standards
of operation.   The
landlord, Tri-Centers Associations, Ltd. filed a lawsuit against the franchisee for past due rent left unpaid upon vacation of the premises. The parties settled both cases when Arthur Treacher's agreed to pay Hahn Corporation the sum of $6,400.00. Arthur Treacher's agreed to pay this settlement to defray legal costs of going to trial on the matter.

Washington, v. Arthur Treacher's, Inc., No. 53 Y114 00035 94 (American Arbitration Association).
On March 2, 1994, Calvin & Nicole Washington, former franchisees, brought a claim in arbitration in Cleveland, Ohio. The Washingtons claimed that Arthur Treacher's, Inc., had breached the
Franchise Agreement by failing to provide a protected territory for their restaurant, by failing to establish a national advertising fund, by failing to properly negotiate a lease on their behalf, and by failing to provide advertising support. The Washingtons sought damages in the amount of $2.48
million. After a hearing on the merits of this claim, the Arbitrator ruled that Arthur Treacher's agent under contract has negligently negotiated the lease. The Arbitrator further ruled that the
Washingtons contributed to their damages by negligently running the business. The Arbitrator determined Arthur Treacher's share of damages was the sum of $61,914.85.
The Arbitrator also
permitted the Washingtons the right to cancel their franchise in exchange for the sum of $16,575.
Other than these actions, no litigation is required to be disclosed in this Offering Circular.


                                                      Item 4
                                                    BANKRUPTCY

Neither Arthur Treacher's, nor any person previously identified in Items 1 or 2 of this Offering
Circular has been involved as a debtor in proceedings under the U.S. Bankruptcy Code required to be disclosed under this Item.

                                                                Item 5
                                              INITIAL  FRANCHISE  FEE

The initial franchise fee for a one unit Arthur Treacher's franchise is
 $19,500.00.
Arthur Treacher's will consider a qualified candidate for an Area Development Agreement. This is a new program for Arthur Treacher's, Inc. The initial fee for these agreements vary and are determined by the area size, population density and other such considerations. The initial fee is consideration for the Area Development Agreement only. The Area Development Agreement will guarantee a franchisee exclusive development rights within a defined area.
The franchisee must
agree to a development schedule for a set number of franchised units.
The franchisee will be
required to purchase franchises pursuant to the development scheduled.
The above stated Fee
Schedule will be applied to the purchase of these franchises.

The franchise fee for a single unit franchise is payable in two installments:

         First Installment. You must pay the first installment in the amount of $5,000.00 when you sign the Franchise Agreement. Arthur Treacher's will refund this first installment, upon your request, any time before you complete the Arthur Treacher's Orientation program ("Orientation
Program").

         Second Installment. When you successfully complete the Orientation Program, you will be required to pay a second installment of $14,500. At this time, the total franchise fee will be deemed fully earned and non-refundable.

Except as described above, the initial franchise fee is non-refundable under any circumstances unless specifically stated otherwise, in writing, by Arthur Treacher's.

The remainder of this page was intentionally left blank.

                                                      Item 6
                                                    OTHER  FEES

All fees listed below are imposed by and payable to Arthur Treacher's except your minimum monthly expenditure for advertising. All fees are non-refundable.


 NAME OF FEE   AMOUNT                    DUE DATE
Royalty (1)   4%  of total Gross Sales  Payable monthly on the 10th day of the next month.
Advertising (2)   $2,500                Payable within 30 days of opening.
             3% minimum of monthly      Required expenditure by you.
              Gross Sales
Transfer (3)   $10,000                 Payable before transfer is effective.
Offering (4)    $1,000                 Payable when you wish to sell securities
                                   and partnership interests in the franchise.
Accounting (5)Cost of audit plus interest payable immediately if audit shows an
              on overdue amount.       underpayment of 3% or more of Gross
             Sales for any month.
Late Payment (6) $150 plus 1.5% per        Interest accrues once payment is
                month on the past due                overdue.
                 amount                   $150 late fee is  charged once the
                                             account is referred to our legal
                                                                 department.

1. Royalty Fees: Your monthly royalty fee shall be an amount equal to four percent (4%) of the gross sales. This fee cannot be increased during the life of your franchise agreement without your consent. This fee is fully earned at the due date and non-refundable under any circumstance. All monthly payments are required to be paid by the tenth (10th) day of each month on the gross sales for the preceding month, and shall be submitted with any monthly reports or statements required by the Franchise Agreement. "Gross sales" shall include all revenue from the sale of all products and performance of services from the Franchised Business, whether for cash or credit and regardless of collection in the case of credit, and income of every kind and nature related to the Franchised
Business; provided, however, that "gross sales" from customers shall not include monies that are collected and submitted by you for transmittal to the appropriate taxing authority. In computing the gross sales, you shall be permitted to deduct the amount of cash refunds to, and coupons used by customers, provided such amounts have been included in sales.
Franchise Agreements signed
in previous years may have a royalty fee different than your own, depending on the age of the contract.

2. Advertising Fees: You must pay to Arthur Treacher's $2,500.00 within thirty (30) days after the opening of each unit Franchised Business, to promote the opening of your restaurant. Arthur
Treacher's requires you to contribute or spend at least 3% of your monthly gross sales for advertising purposes. After the first twelve months of operation of your restaurant, Arthur
Treacher's may increase or decrease your minimum percentage at it's discretion. However, Arthur
Treacher's will not increase the minimum percentage to: (i) more that Five percent (5%) over the term of the Franchise Agreement; and (ii) by more than one percent (1%) in any twelve month period. If there is an advertising cooperative in your trade area, you must contribute your local advertising fee to that cooperative. If Arthur Treacher's owns an Arthur Treacher's Fish & Chips restaurant in your area, Arthur Treacher's has the same payment obligations and voting rights as each franchisee in the cooperative. (See Item 11 on advertising). Arthur Treacher's also offers to you approved advertising and promotional plans and materials where Arthur Treacher's deems them advisable.

3. Transfer: Arthur Treacher's charges a non-refundable transfer fee in the amount of $10,000 in the event that you sell or otherwise transfer your franchise or your interest in your franchise. (See
Item 17). For an Area Development franchise, the transfer fee is $10,000 per unit in your area.

4. Offering Fees: Securities or partnership interests in the Franchise may be sold, by private offering or otherwise, only with the prior written consent of Arthur Treacher's, which consent shall not be unreasonably withheld: provided, however, you shall pay Arthur Treacher's an offering fee of $1,000. Offering fees are non-refundable, are uniformly imposed on all Franchisees; and are not imposed nor collected on behalf of any third party.

5. Accounting Costs: You must, at your expense, keep full, complete, and accurate books, records, and accounts in accordance with generally accepted accounting principles and in the form and manner prescribed by Arthur Treacher's. You must provide to Arthur Treacher's a profit and loss statement and balance sheet, accompanied by a review report prepared by an independent
Certified Public Accountant satisfactory to Arthur Treacher's, within ninety
(90) days after the end
of each fiscal year of the Franchised Business during the term hereof, showing the results of
operations of the Franchised Business during the said fiscal year.  This is at
your expense.   If Arthur
Treacher's audits your business and finds that you have under-reported gross sales by 3% or more,
Arthur Treacher's will require you to pay the costs and expenses of the audit (including, without limitation, travel, lodging, wages, reasonable accounting fees and reasonable attorney fees). Arthur
Treacher's estimates current audit costs at $800 per day, plus travel to and from the location. Your will also be required to pay interest on past-due amounts (See note 6).

6. Late Payment: Any payment not actually received by Arthur Treacher's on or before the date it is due will be deemed overdue. If any payment is overdue, you must pay Arthur Treacher's interest on the amount from the date it was due until paid. The interest rate will be 1.5% per month
or the maximum permitted by law, whichever is lower.   Arthur Treacher's also
charges a legal  fee
of $150.00 once the account is referred to Arthur Treacher's legal department.

                                                       Item 7
                                   FRANCHISEE'S  ESTIMATED  INITIAL  INVESTMENT
                                                     PER  UNIT



                  ESTIMATE  METHOD OF    TO WHOM
                  D         PAYMENT     WHEN DUE           PAYMENT
                  AMOUNT                                   IS TO BE MADE

                                   First installment
                                   upon execution/
Initial Franchise19,500 for 2 installments final installment Arthur Treacher's
Fee (1)                  one unit;         upon completion
                         $49,000 per       of Orientation
                         area              Program
                         development.
Deposit/Leased           $ 1,500 - Lease          As Arranged            Lessor
Premises (2)             $ 6,000
Leasehold                $20,000 - Payments Progress    As Arranged  Contractor
Improvements (3)         $60,000
Equipment/               $45,000 - As Arranged  As Arranged            Vendors
Fixtures/                $60,000
Signage (4)
Opening                  $ 2,500 Lump Sum Upon Opening  Arthur Treacher's
Advertising (5)           Advertising
Initial Training (6)     $ 1,500 - As Arranged As Arranged   Suppliers of Food,
                         $ 4,000                Lodging,
                                    Transportation
Insurance Costs          $2,500 - As Arranged      As Arranged        Insurer
(7)                      $5,000
Start Up                 $ 5,000 -As Arranged     As Arranged       Suppliers
Inventory/               $10,000
Supplies (8)
Misc.                    $ 2,500 -As Arranged    As Needed         Suppliers
Deposits (9)             $10,000
Working                  $ 5,000 -As Arranged    As Needed  Suppliers/Employees
Capital (10)             $25,000

Total (11)               $105,000   -
                         $201,500

All figures in Item 7 are estimates only. Actual costs will vary for each franchisee and each location depending on a number of factors. DO NOT ASSUME THAT YOUR INITIAL INVESTMENT WILL BE $105,000.



NOTES:

1. The initial franchise fee, which is non-refundable, is discussed in detail in Item 5.

2. You will need approximately 1,200-2,000 square feet for an in-line carry-out with seating.
         A downtown location may require up to 3,000 square feet of space.
The cost per square
         foot of commercial space varies considerably depending upon the location and the market conditions affecting commercial property. Arthur Treacher's estimates the rental cost per square foot per year to be anywhere from $10.00 to $30.00. Square footage lease rates in downtown areas of major cities could range from $25.00 to $200.00+ per square foot.
         Approximately 500-600 square feet are necessary for a mall food court location. Rents in malls range from $20.00 to $100.00 per square foot.

3. You will need to comply with all architectural, mechanical and structural systems and specifications of Arthur Treacher's. These estimates should be used only as a guide. Your actual costs may vary considerably depending on the size of the restaurant, the cost of local financing and other local conditions, including labor, material costs, and architectural fees.

4. You must purchase or lease certain items of equipment, including signs, cash registers, fryers, air conditioning and exhaust units, sinks, coolers, freezer, office equipment, shelving, counters, work tables, display panels, menu boards and seating.

5. The advertising which you will need may include print, direct mail, Signage, electronic media and billboards.

6. Arthur Treacher's provides instructors and instructional materials for the initial training, but you will need to arrange for transportation, lodging, and food for yourself (or, if the you are a corporation or partnership, a principal of the entity) and any employees and any wages for employees. The cost will depend on the distance the attendees must travel and the type of accommodations the attendees choose.

7. Insurance costs may vary in different localities and you are strongly encouraged to contact an insurance agent BEFORE you sign the franchise agreement. The estimate is for one year of liability insurance coverage. Arthur Treacher's reserves the right to require additional types of insurance and coverage as provided under the Franchise Agreement.

8. Arthur Treacher's estimates that the range given will be sufficient to cover initial supplies of products for one week.

9. Arthur Treacher's estimates that you will have to pay deposits on such items as utilities, insurance and phones.

10. You will need to have on hand sufficient capital to cover salaries for approximately 2-15 employees, some of which will be part time employees. You must be prepared to reorder supplies as necessary and to cover the cost of utility bills.

11. Arthur Treacher's does not assume that you can build your unit for the lowest estimates in all categories. You should not assume this also. The total number reflects estimated costs to open a food court or renovated unit. Arthur Treacher's does not build free standing units from ground up. Should you desire this, these totals will be higher. Arthur Treacher's does not offer direct or indirect financing to you for any items.

                                                      Item 8
                                            RESTRICTIONS ON  SOURCES OF
                                               PRODUCTS AND SERVICES

Approved Suppliers. Arthur Treacher's desires to be associated by the consuming public with food and service of a particular quality and uniformity and a restaurant with decor suited to this image.
Its supplier approval standards and other specifications are designed to establish, maintain and promote these goals.

Certain private label, proprietary food, paper supplies, equipment and Signage ("Proprietary items")
must be purchased by you from approved suppliers and distributors. Arthur Treacher's negotiates purchase arrangements with the suppliers and distributors for the benefit of franchisees and company owned restaurants. Prices from the suppliers include freight to independent distributors located in
various parts of the country.   By contract, distributors charge a flat
percentage of cost of each item
delivered to the franchised business and company owned restaurants in exchange for warehousing
and delivery to individual restaurants.   From time to time, Arthur Treacher's
 receives marketing
funds and allowances from various suppliers of Arthur Treacher's private label products. These funds are used for the development of marketing materials, product photography, television commercials and promotional items. These materials are made available to all franchisees.

If you desire to purchase any food items from a supplier not previously approved by Arthur
Treacher's, you and the supplier must make a written request, accompanied by $500, for approval of the supplier and the product to be supplied. The supplier will be required to sign a
confidentiality agreement with Arthur Treacher's and will then receive a copy of specifications for the proposed product to be supplied. If the supplier can meet the specification, Arthur Treacher's will request samples for testing. Arthur Treacher's will also consider the financial condition, business reputation, delivery performance, production facilities, supply sources and supply capabilities of the proposed supplier before granting approval. The review process typically takes at least 90 days to complete.

If you desire to utilize the services of a distributor not previously approved by Arthur Treacher's, you and the distributor must make a written request, accompanied by $500, for such approval. The distributor will be required to sign a confidentiality agreement before receiving various proprietary information from Arthur Treacher's. Before granting approval, Arthur Treacher's will consider, among others, the financial condition, business reputation, delivery performance, and warehouse facilities of the distributor. Arthur Treacher's will also consider current and prior relationships with existing Arthur Treacher's suppliers and franchisees. If approved, the distributor will be required to sign an agreement requiring minimum inventory levels, restricted delivery times, restricted markups on costs of supplies to be delivered, and various other provisions to insure the integrity of the Arthur Treacher's system.

Arthur Treacher's may from time to time review the performance criteria of suppliers and distributors and may revoke the previous approval of a supplier or distributor that fails to meet any of the Arthur Treacher's standards and specifications.

Required Sole Suppliers

You are not obligated to purchase or lease from any sources designated by Arthur Treacher's except as described below:

At present, the sole approved supplier of the secret recipe Arthur Treacher's Batter Mix is Griffith
Laboratories. As of the date of this Offering Circular, estimated purchases of Batter Mix will constitute approximately 3-4% of your overall food purchases in operating the restaurant. Arthur
Treacher's derives a manufacturing royalty of $4.00 per case of Batter Mix sold to Arthur Treacher's restaurants, both company owned and franchised owned. This revenue is less than 1% of all revenues and is placed in the Arthur Treacher's Operating Fund.

Neither the franchisor nor its affiliates provide any supplies or services to the franchisee on a required basis.

The current authorized distributor for Arthur Treacher's is Fast Food Merchandisers, Inc. All franchised owned and company-owned restaurants purchase their products through these distributors.

The remainder of this page is intentionally left blank.

                                                      Item 9
                                           OBLIGATIONS OF THE FRANCHISEE

THIS TABLE LISTS YOUR PRINCIPAL OBLIGATIONS UNDER THE FRANCHISE AND OTHER AGREEMENTS. IT WILL HELP YOU FIND MORE DETAILED INFORMATION ABOUT YOUR OBLIGATIONS IN THESE AGREEMENTS AND IN OTHER ITEMS OF THIS OFFERING CIRCULAR.



OBLIGATION          SECTION IN               ITEM IN
                    AGREEMENT         OFFERING CIRCULAR
a.  Site Selection& Franchise Agreement ("FA")              Items 6 & 11
Acquisition/Lease                        3, 8 & 10
b.  Pre-opening                         FA  3, 8 & 10    Items 7 & 8
Purchases/Leases
c.  Site Development and                FA  3, 8 & 10    Items 6, 7 & 11
other pre-opening
requirements
d.  Initial  & On-going                 FA  7            Items 6, 7 & 11
Training
e.  Opening                             FA  7 & 15       Item 4
f.  Fees                                FA  4, 5, 11, & 15         Items 5 & 6
g.  Compliance with                     FA  10, 13               Items 8 & 11
standards and policies,
operating manual
h.  Trademarks and                      FA  12, 13 & 14           Items 13 & 14
proprietary information                 Confidentiality Agreement
I.  Restrictions on                     FA  10             Item 16
products/services offered
j.  Warranty and customer               FA  10             Item 11
service requirements
k.  Territorial development             FA  1 & 3          Item 12
and sales quotas
l.  Ongoing product/ service            FA  10              Item 8
purchases


Effective date:

m.  Maintenance,                        FA  6 & 10            Item 11
appearance and remodeling
requirements
n.  Insurance                           FA  16               Items 6 & 8
o.  Advertising                         FA  15               Items 6, 7 & 11
p.  Indemnification                     FA  11, 16 & 18       Item 6
q.  Owner's participation/              FA  7, 10, 13 & 22    Items 11 & 15
management/staffing
r.  Records and reports                 FA  11                Item 6
s.  Inspections and audits              FA  11                Items 6 & 11
t.  Transfer of Interest                FA  17                Item 17
u.  Renewal                             FA  2                 Item 17
v.  Post-termination                    FA  19 & 20           Item 17
obligations
w.  Non-competition                     FA   22               Item 17
covenants
x.  Choice of Law and                   FA   28               Item 17
Jurisdiction & Venue
provision
y.  Jury Waiver provision               FA   31               Item 17
and Arbitration provision
z.  Limitation of Damages               FA   30               Item 17
provision
aa. Acknowledgments of                  FA   29                 None
Franchisee
bb.  Independent Contractor             FA   21                None
provision




Effective date:

                                                      Item 10
                                              FINANCING ARRANGEMENTS

Arthur Treacher's does not offer direct or indirect financing. Arthur Treacher's does not guarantee your note, lease or any other obligation.


                                                      Item 11
                                             FRANCHISOR'S  OBLIGATIONS

Except as listed below, Arthur Treacher's need not provide any assistance to you.

Pre-Opening Obligations:

Before you open your business, Arthur Treacher's will assist you in the following:

A. Make an Orientation Program available to you to assist you in evaluating the Franchised
         Business.  (Franchise Agreement, Section 7)

B. Provide guidance for location standards and forms for completing site selection packages that will assist you in selecting your location. Once you have chosen a location, Arthur
         Treacher's must approve the site. The criteria used by Arthur Treacher's reviewing your site includes some or all of the following: traffic flow and patterns, traffic count, competition, ingress and egress, population, demographics, including income, visibility as well as the initial cost of remodeling and on-going occupancy overhead expenses. Other factors may also be considered in approving your location. Arthur Treacher's does not guarantee the success of any approved or pre-approved location. The success of any business depends on many factors. (Franchise Agreement, Section 3)

C.       Provide an initial training program for you and/or your manager.
The initial training
         program shall be three (3) weeks in duration and will take place at the Arthur Treacher's headquarters in Jacksonville, Florida, and at a designated restaurant location. The training program will be conducted upon the approval of the Franchisee and signing of the lease for the restaurant premises. All training instructors have a minimum of five (5) years operational experience with Arthur Treacher's (Franchise Agreement,
Section 7)

D. Make available, at no charge to you, generic working drawings and generic specifications for a restaurant, including the working drawings for interior and exterior design specifications for equipment, trade fixtures, furniture and signs. These drawings are to assist the franchisee's architect in developing specific blue prints for franchisee's individual unit.
         Franchisee must submit the blue prints and obtain Arthur Treacher's approval of them prior to the commencement of any work.  (Franchise Agreement, Sections 8 and 10)

E. Provide list of approved items of equipment, fixtures, inventory, tools and supplies, (by brand name and/or by standards and specifications) and lists of approved suppliers for those items.  (Franchise Agreement, Section 8 and 10)

Obligations After Opening

After opening the Franchised Business, Arthur Treacher's will assist you in the following:

A. Provide two (2) days of supervision and assistance prior to opening and five (5) days of supervision and assistance after opening. (Franchise Agreement, Section 9)

B. Provide such continuing advisatory assistance to you in the operations, advertising, and promotion of your franchised business as Arthur Treacher's deems advisable. (Franchise
         Agreement, Section 9)

C. Provide you, on loan, one copy of the Arthur Treacher's Operations Manual (herein The
         Manual).  (Franchise Agreement, Section 13)

D. Provide to you from time to time, advice and written materials concerning techniques of managing and operating the Franchised Business, including new developments and improvements in restaurant, equipment, food products, packaging, and preparation. This advice and materials shall be made available as Arthur Treacher's deems advisable.
         (Franchise Agreement, Section 6 and 9)

E. Seek to maintain the standards of quality, appearance, and the System, and shall conduct inspections of the Franchised Business hereunder and evaluations of the products sold and services rendered herein as Arthur Treacher's deems advisable. (Franchise Agreement,
         Section 10)

F. Access to continuing courses of training, at times and locations designated by Arthur
         Treacher's.  (Franchise Agreement, Section 7)

G. Conduct inspections of the franchised business, as Arthur Treacher's deems advisable.
         (Franchise Agreement, Section 10)

H. Maintain updated lists of approved items of equipment, fixtures, inventory, and supplies (by brand name and/or by standards and specifications) and updated list of approved suppliers for those items.  (Franchise Agreement, Section 9 and 10)

I. Provide changes, improvements in development in the System and the products and services offered under the System, as Arthur Treacher's makes available to all Franchisees and as
         Arthur Treacher's deems advisable. (Franchise Agreement, Section 9 and 10)

J. Provide other resources and assistance as Arthur Treacher's may in the future develop and offer to all Franchisees.  (Franchise Agreement, Section 9)

Arthur Treacher's individualized assistance to any Franchisee
(whether in person or by telephone,
fax or mail), is subject at all times to availability of Arthur Treacher's personnel. (Franchise
Agreement, Section 9)

All obligations of Arthur Treacher's under the Franchise Agreement are to you.

Arthur Treacher's estimates that from the completion of the Orientation Program to the opening of the franchised business shall be one hundred twenty (120) to two hundred forty
(240) days under
normal circumstances.

Advertising Program

From time to time, at its discretion, Arthur Treacher's provides advertising materials and services to you through a wholly-owned subsidiary, Arthur Treacher's Advertising, Inc., Arthur Treacher's
Advertising, Inc., will direct all advertising and promotional programs and activities, with discretion over the concepts, materials, and media used in such programs and activities and the placement and allocation thereof. Materials provided to all Franchisees include posters, banners and miscellaneous point-of-sale items. You may develop advertising materials for your own use, at your own expense.
You may not use any advertising materials unless they have been approved in advance in writing by Arthur Treacher's.

Arthur Treacher's does not provide for or pay for placement of advertising on behalf of the franchisees. All placement and payment is done on a local basis, typically by individual franchisees or advertising co-operatives.

You are required to contribute three percent (3%)of your gross sales on advertising your store. The amount of contribution may vary from time to time. (See Item 6) However, Arthur Treacher's shall have the right, at it's discretion, to designate any geographical area for purposes of establishing a regional advertising co-operative ("co-operative"). If a regional co-operative is established in your area, you automatically and immediately become a member of the co-operative. Thereafter, your
required advertising contribution will be paid into the co-operative.   In no
event shall you be
required to be a member of more than one co-operative. Again, the amount of your contribution in the co-operative may varies from time to time (see Item 6). Each company owned store is required to contribute to local advertising and co-operatives on the same basis as you.
A national fund may be established at such time as Arthur Treacher's deems advisable. When a national advertising fund is established, you will be required to contribute to that fund. (See
Franchise Agreement Section 15) Amounts paid into the national fund are expended for purposes relating to advertising, promotions and marketing of goods and services provided by Arthur
Treacher's. Arthur Treacher's or their designee will direct all advertising and promotional programs and activities with discretion over the concept, materials, and media used in such programs and activities and the placement and allocation thereof. The national fund is intended to maximize general public recognition and acceptance and the use of the Proprietary Marks for the System, and

Arthur Treacher's or it's designee undertakes no obligation, in administering the national fund to make expenditures for you which are equivalent or proportionate to your contribution or to insure that any particular franchisee benefits directly or pro-rata from expenditures from the national fund.
Each company owned store of Arthur Treacher's will contribute to the national fund on the same basis as you. The national fund will be used exclusively to meet any and all costs of maintaining, administering, directing, and preparing advertising and promotional activities (including among other things, the cost of preparing and conducting television, radio, magazine, and newspaper
advertising campaign; direct mail and outdoor billboard advertising; marketing surveys and other public relations activities; use of advertising agencies to assist therein; and promotional brochures and other marketing materials for restaurants operated under the System).

Location Selection

Arthur Treacher's does not select a site for you. Under the Franchise Agreement, you must operate the Franchised Business at and from a location acceptable to Arthur Treacher's. Arthur Treacher's does provide pre-approved sites to you in a territory selected by you, if they are available.

You may also submit another site for Arthur Treacher's approval.
To do this,  you must submit a
location approval application. Arthur Treacher's will either approve or reject the proposed location in no more than 30 days.

The criteria used by Arthur Treacher's to select approved sites includes but is not limited to traffic flows and patterns, traffic counts, competition, ingress and egress, population, demographics,
including income, visibility, general location in neighborhood, parking, size, physical characteristics of existing building, as well as the initial cost of remodeling and on-going occupancy overhead expenses. However, the success of any business depends on many factors. Arthur Treacher's cannot and does not guarantee that any approved or pre-approved site will be
successful.   If you and
Arthur Treacher's cannot agree on acceptable locations, Arthur Treacher's may terminate the franchise.

The typical length of time between signing the Franchise Agreement and opening for business is 120 to 240 days. Factors that will affect the length of time it takes you to open for business include:
your ability to obtain a lease, financing, zoning or other permits; compliance with local ordinances and restrictions; weather conditions; availability, delivery and installation of fixtures, signs and equipment; completion of required training.

Training Program

Arthur Treacher's initial franchise management training program ("Training Program") is available to all franchisees and their management staff. Before you open for busines s, you and your manager must attend and complete the Training Program to the satisfaction of Arthur Treacher's.

Arthur Treacher's Training Program is conducted at Arthur Treacher's headquarters in Jacksonville,
Florida. The Training Program lasts for 15 working days, of which 6 days are devoted to classroom work and 9 days are devoted to on-the-job training at a nearby Arthur Treacher's location. The
Training Program uses the Operation Manual  and other written materials.

Arthur Treacher's requires that each Franchisee attend the Training Program. If you intend to use a non-owner manager, this manager is required to attend and complete the Training Program to
Arthur Treacher's satisfaction. Arthur Treacher's may require any other principal or employee of yours who is (or later becomes) actively involved in the management of the Franchised Business, to attend and satisfactorily complete all Training Programs as Arthur Treacher's may require. The
Training Program is free of charge. You are, however, responsible for all personal expenses.
Every member of the Arthur Treacher's Executive Staff participates in the training of new franchisees (See Item 2). Arthur Treacher's also employs Corporate Trainers specifically to instruct new franchisees under the supervision of the Executive Staff. Each of the Corporate Trainers have at least five years of store management experience. Other employees of
 Arthur Treacher's may also
participate in providing training to franchisees.

Arthur Treacher's may offer additional or refresher training courses from time to time. These courses are conducted at Arthur Treacher's headquarters or at any other locations selected by
Arthur Treacher's. You and your manager must attend and satisfactorily complete these courses as Arthur Treacher's may require from time to time.

You or your employees will be responsible for all personal expenses in connection with all training programs, including costs and expenses of transportation, lodging, meals, and wages and employee benefits. Arthur Treacher's reserves the right to impose reasonable charges for training materials in connection with advanced training courses. Arthur Treacher's will notify you of any additional charges before you or your employees enroll in a course.

The remainder of this page is intentionally left blank.

The Training Program integrates all elements of restaurant operations in both Classroom and On
The Job Training. A specific breakdown of the various areas cannot be determined. A sample training agenda is attached as Exhibit "AG". However, a general breakdown includes instructions on these areas:


 Area           Total      Materials  Classroom       On The      Instructors
                Time                                  Job
Bookkeeping     18 hrs.    Manual      9                9          W. Saculla
 Required AT
Reporting
  Forms
Marketing       15 hrs.    Manual     10                6         J. Williams
Marketing
Scope
Management   49.5 hrs.     Manual     18               31.5        M. Proulx
New Store                                                          T. Smalley
Opening Guide                                                      J. Vittulo
Quality        26 hrs.     Manual     11                15         M. Proulx
Control                                                            T. Smalley
                                                                   J. Vittulo
Assessment     10 hrs.     Manual     4.5               5.5        M. Proulx
Examinations                                                       T. Smalley
                                                                   J. Vittulo
Employment     20 hrs.     Manual      14                 6        M. Proulx
Relations                                                          T. Smalley
                                                                   J. Vittulo

The remainder of this page is intentionally left blank.

                                                     Item 12.
                                                     TERRITORY

You will be granted an exclusive territory if you sign a franchise agreement. During the term of the
Agreement, Arthur Treacher's shall not establish, nor license another to establish an Arthur
Treacher's under the System at any location within your exclusive territory without your prior written consent, provided, however, that Arthur Treacher's shall retain the right to establish or license another Arthur Treacher's Restaurant within the Exclusive Territory on the premises of any military base, public transportation facility, toll booth plaza, corporate facility which would otherwise provide any employee cafeteria, recreational theme park, or enclosed public shopping mall. A unit franchise entitles you to operate only at and from one location within your territory unless stated otherwise in writing. A territorial exclusive franchise entitles you to an exclusive territory provided that you meet and maintain a performance schedule for multiple units.

Arthur Treacher's retains the exclusive, unrestricted right to establish and license another to establish other restaurants anywhere outside the Exclusive Territory.

Arthur Treacher's has not established other franchises or company owned outlets selling or leasing similar products or services under a different trade name or trademark; and neither Arthur
Treacher's nor any affiliate has any presently formulated plans or policy to do so.

                                                     Item 13.
                                                    TRADEMARKS

The franchised restaurants operate under the trademark and trade name "Arthur Treacher's Fish and
Chips". Arthur Treacher's is the owner of Arthur Treacher's trade and service marks, trade names, logotypes and commercial symbols (hereinafter referred to as "names and marks").

Under the Franchise Agreement, Arthur Treacher's grants to you the right to operate a restaurant under the name " Arthur Treacher's Fish and Chips" and any other names and marks currently used or that may hereafter be used in operation of the restaurant.
Arthur Treacher's is also the owner of
names and marks which primarily connote goods and services to be offered by you. All are registered with the United States Patent Office and appear on the Principal Register.

TITLE                          REG. NO.                          D/REG.
Arthur Treacher's Fish and
Chips and Design                1,056,715                          01/18/77
Family Boat                     1,140,780                          10/21/80
Krunch Pup                      1,074,067                          09/27/77
Arthur Treacher's Fish and
Chips and Design                1,082,086                          01/10/78
Arthur Treacher's Fish and
Chips and Design                1,114,186                          02/27/79
Original                        1,127,121                          01/27/79
Family Sampler                  1,134,240                          04/29/80
Family Sampler                  1,140,999                          10/28/80
Arthur Treacher's & Design      1,152,573                          04/28/81
Arthur Treacher's & Design      1,153,509                          05/05/81
Arthur Treacher's Seafood
plus Design                     1,165,080                          08/11/81
Benjamin the Butler               478,008                          03/05/85

 All affidavits of use required to be filed to maintain the registration of the preceding names and marks have been timely filed.

You will be granted the right to use the names and marks owned by Arthur Treacher's so long as the Franchise Agreement is in effect. Such rights cease upon expiration or termination of the
Franchise Agreement. You will be obligated to use the names and marks in the manner and for the purpose directed by Arthur Treacher's. You cannot use the names and marks for any other purpose.
You have no other rights in Arthur Treacher's names and marks. You may not use the mark
"Arthur Treacher's" or any other names and marks owned by Arthur Treacher's in your own corporate or firm name or with any prefix, suffix or other modifying words, terms designs or symbols, nor use any names and marks, other than as authorized by Arthur Treacher's in writing in connection with the sale of Arthur Treacher's products or services.

There are no presently effective determinations of the Patent Office or any trademark administrator or court, not any pending interference, opposition or cancellation proceeding or any pending material litigation involving such names and marks.

There are no agreements currently in effect that significantly limit the rights of Arthur Treacher's to use or license the use of such names and marks in a manner material to the franchise.

You will be obligated by the Franchise Agreement to notify Arthur Treacher's of any unauthorized use or claim of right to use of the names and marks owned by Arthur Treacher's. Upon such notification, the decision whether to take any affirmative action is within the sole discretion of
Arthur Treacher's. Arthur Treacher's has the sole right to control any administrative proceedings or litigation arising from any affirmative action that it may choose to
commence.   Arthur Treacher's
has an obligation to participate in the defense of you, the Franchisee and/or indemnify you for damages or expenses if you are a party to any administrative or judicial proceeding involving any of Arthur Treacher's names and marks. You must also agree not to contest Arthur Treacher's interest in these or our other trade secrets.

If Arthur Treacher's, in its sole discretion, deems it advisable to modify or discontinue use of any of its names and marks and/or to use one or more additional or substitute names or marks, you will be required to make the appropriate changes and you have no right to any compensation from
Arthur Treacher's therefor.

There are no infringing uses actually known to Arthur Treacher's which could materially affect your use of the Arthur Treacher's names and marks.

Under the Franchise Agreement, you acknowledge that Arthur Treacher's names and marks are valid and are the sole property of Arthur Treacher's. You cannot, either during or after the term of the
Franchise Agreement, do anything, or aid or assist any person to do anything, which would infringe upon, harm, or contest the rights of Arthur Treacher's in any of its names and marks.

You further must agree not to hinder or prevent Arthur Treacher's from using or franchising its names and marks in any jurisdiction. You further must acknowledge that all goodwill which may arise from use of Arthur Treacher's names and marks is and shall remain at all times the sole and exclusive property of Arthur Treacher's and shall inure solely to the benefit of Arthur Treacher's.

                                                      ITEM 14
                                             PATENTS  AND  COPYRIGHTS

A.       Copyrights

Arthur Treacher's claims, or may hereafter claim copyrights on certain software, forms, advertisements, promotional materials, printed materials, displays and other written m aterials.
Additionally, Arthur Treacher's claims, copyrights and other proprietary rights in Arthur Treacher's
Confidential Operating Manual (as same may be amended from time to time). Arthur Treacher's has licensed, or may hereafter license, these copyrighted materials to Arthur Treacher's.

The manual includes the components, requirements, duties, standards, procedures, policies and specifications pertaining to Arthur Treacher's System and the operation of a franchised business.
Arthur Treacher's also claims certain Proprietary Rights in other materials that comprise a part of the Arthur Treacher's System. Arthur Treacher's makes no representations or guarantees as to the exclusive nature of all aspects of the Arthur Treacher's System.

There are currently no effective determinations or proceedings pending relating to the process, patents, or copyrights nor does Arthur Treacher's know of any infringements which would materially affecting your use thereof. Arthur Treacher's right to use or license these copyrighted items is not materially limited by any agreement or known infringing use. Arthur Treacher's may hereafter file for patents on other processes, procedures and/or equipment.
If Arthur Treacher's
decides to add, modify or discontinue the use of an item or process covered by a patent or copyright, you must also do so. Arthur Treacher's is not obligated to re-imburse you for the tangible cost of complying with this obligation.

Arthur Treacher's makes no representations or guarantees as to the exclusive nature of all aspects of the Arthur Treacher's System. The Franchise Agreement requires you to maintain all confidential information of Arthur Treacher's as confidential both during and after the term of the Franchise
Agreement. "Confidential Information" includes all information, data, techniques and know how designated or treated by Arthur Treacher's as confidential and includes The Manual. You may not at any time disclose, copy or use any confidential information, except as specifically authorized by Arthur Treacher's. Under the Franchise Agreement, you must agree that all information, data, techniques and know how developed or assembled by you or your employees or agents during the term of the Franchise Agreement and relating to the System, will be deemed a part of the Confidential Information protected under the Franchise Agreement.

                                                      Item 15
                                          OBLIGATION  OF  THE  FRANCHISEE
                                    TO  PARTICIPATE  IN  THE  ACTUAL  OPERATION
                                           OF  THE  FRANCHISED  BUSINESS

According to the Franchise Agreement, you or an Arthur Treacher's Certified Manager must devote full time to the operation of the Franchised Business. An Arthur Treacher's Certified Manager or Assistant Manager must be in charge of the operation of the Franchised Business during all open hours. You and/or your Arthur Treacher's Certified Manager must complete the initial franchise management training course and all other training courses required by Arthur Treacher's. Except as Arthur Treacher's may otherwise expressly permit in writing, you or your Arthur Treacher's Certified Manager must devote full time, energy, and best efforts to the management and operation of the franchised business.

                                                      Item 16
                                   RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL

You must operate the franchised business in strict conformity of prescribed methods, procedures, policies, standards, and specifications, of the System, as set forth in the Manual, and in writing by Arthur Treacher's from time to time. You must use the location only for the operation of the franchised business and may not operate any other business at or from the location without the express prior written consent of Arthur Treacher's. You must keep the premises open and in normal operation for such hours and days as Arthur Treacher's may, from time to time, specify in the Manual or as Arthur Treacher's may otherwise approve in writing.

Arthur Treacher's requires you to offer and sell only those items and services that Arthur Treacher's has approved. You must sell, distribute, and deliver all products only in such weights, sizes, forms and packages as meet the Arthur Treacher's standards of quality and quantity, and as have been from time to time expressly approved for sale in writing by Arthur Treacher's. Arthur Treacher's maintains a written list of an approved goods and services in it's confidential Operations Manual, which Arthur Treacher's may change from time to time (see
Item 9). You must refrain from any deviation from the Arthur Treacher's standards and specifications without Arthur Treacher's prior written consent and must discontinue selling and offering for sale any menu items, products, or services which Arthur Treacher's may disapprove in writing at any time. Arthur Treacher's reserves the right to designate additional required or optional services in the future and to withdraw any of it's previous approvals. In that case, you must comply with the new requirements. (See Items 9, 11 & 12 for more information about your obligations and restrictions.) Arthur Treacher's does not impose any other restrictions in the Franchise Agreement, or otherwise as to the goods or services which you may offer or as to the customers to whom you may sell.
The remainder of this page is intentionally left blank.

                                                      Item 17

                                          RENEWAL, TERMINATION, TRANSFER
                                             AND  DISPUTE  RESOLUTION

This table lists important provisions of the Franchise Agreement and related items. You should read these provisions in the agreement.

Provision                   Section in Agreement                    Summary
a.  Term of Franchise         2                    20 years
b.  Renewal or extension of   2                    If you are in good standing
the term                                           you can add one
                                                   consecutive 20 year term.
c.  Requirements for you to   2                    Sign new  agreement,
renew or extend                                remodel and sign release.
d.  Termination by you           none
e.  Termination by Arthur      none
Treacher's without cause
f.  Termination by Arthur      19                    Arthur Treacher's can
Treacher's with cause                              terminate you only if you
                                               default.
g.  "Cause" defined-defaults  19                    Non-payment of fees, failure
which can be cured                                to abide by the prescribed
                                             operational system,
                                                sanitation problems, failure
                                             to submit required reports
                                                and any other violation not
                                                      listed in 19(A) or 19(B).

Provision                        Section in Agreement          Summary
h.  "Cause" defined-defaults             19(A)         Bankruptcy, Insolvency,
which cannot be cured                19(B)(1) - (13)   Abandonment, Criminal
                                                     Activity, Competing with
                                                     Arthur Treacher's,
                                                     Repeated defaults even if
                                                      cured, Disclosure of
                                                     confidential information,
                                                    Misuse of marks, Failure to
                                                     open, Falsification of
                                                  reports, Failure to satisfy a
                                                       judgment, Loss of
                                                  possession of the leasehold,
                                                     Material dishonesty or
                                                    fraudulent
                                                      misrepresentations.
I.  Your obligations on       20                    De-identification, payment
termination/non-renewal                             of amounts due and
                                                abidance of the covenant
                                                  not to compete and non-
                                              disclosure provisions.
j.  Assignment of contract    17(F)                  No restrictions on Arthur
by Arthur Treacher's                               Treacher's right to assign
k.  "Transfer" by you-          17(A)                  Includes transfer of
definition                                 contract, assets or
                                                      ownership interest.
l.  Arthur Treacher's      17(A)                  Arthur Treacher's has right
approval of transfer by                    to approve but will not
franchisee                          unreasonably withhold
                                           approval.
m.  Conditions for Arthur         17(A)                  No default under the
Treacher's approval of                       agreement, release,
transfer                                    qualification of new
                                       Franchisee, transfer, fee
                                              paid, purchase approved,
                                           training arranged.

Provision                Section in Agreement                    Summary
n.  Arthur Treacher's right 17(D)                  Arthur Treacher's can match
of first refusal to acquire                      any offer for franchisee's
your business                                   business.
o.  Arthur Treacher's option  17(E)                  Arthur Treacher's can
to purchase your business                   purchase the assets of a
                                                 restaurant.  The price is the
                                                   fair market value minus
                                            certain delineated
                                             deductions in a 60 month
                                              payment arrangement at
                                                     10% interest.
p.  Your death or disability 17(c)                  Franchise must be assigned
                                                      to approved buyer in 2
                                                  months.
q.  Non-competition             22                    No involvement in another
covenants during the term                      food service business
of the franchise                                   anywhere in the United
                                                  States
r.  Non-competition             22               No food service business for
covenants after the franchise                     2 years within 5 miles of an
is terminated or expires                           Arthur Treacher's restaurant
                                                   (including after assignment).
s.  Modification of the            25                    None unless mutually
agreement                                       agreed to in writing.
t.  Integration/merger clause      25                  The Franchise Agreement,
                                          Offering Circular and
                                                        Attachments to these
                                                   documents constitute the
                                                 full and complete
                                                   Agreement.
u.  Disputes resolution by       31                    Court Arbitration is
arbitration or mediation                             available if the Mutual
                                                 Waiver of Jury provision is
                                              deemed unconscionable by a
                                               Court.

Provision                  Section in Agreement                    Summary
v.  Choice of forum              28                 Litigation and arbitration
                                                 must be in Florida.
w.  Choice of law                28                    Florida law applies.
x. Waiver of jury clause         31                 Both parties agree to waive
                                               the right to a jury trial for all
                                                           disputes.
y. Limitation of damages         30                Your damages are limited to
clause                                             the amount you paid Arthur
                                                     Treacher's.  You may not
                                                    sue Arthur Treacher's for
                                                  punitive, exemplary, special,
                                                       incidental, indirect or
                                                     consequential damages, or
                                                                attorney fees.

These states have statutes which may supersede the franchise agreement in your relationship with the franchisor including the areas of termination and renewal of your franchise: Arkansas - Stat, Sec. 4-72-202 et seq.; California - Bus. & Prof. Code Sections 20000-20043; Connecticut - Gen. Stat. Section, Title 42, Chapter 739, Sections 42-133e et seq.; Delaware - Title 6, Chapter 25, Sections 2551-2556; Hawaii - Rev. Stat. Title 26, Chapter 482E, Section 482E-1 thru 6; Illinois - Rev. State Chapter 121 1/2, par. 1701-1744; Indiana - Stat. Section 23-2-2.7(1) thru (7); Iowa - Title XX, Chapter 523H, Sections 532H.1-523H.17;
Michigan - Chapter  445,  Section  445.1527  MSA  19.854(27);  Minnesota - Stat.
Section 80C.14;  Mississippi - Code Section  75-24-51 et seq.;  Missouri - Stat.
Section 407.400 et seq.; Nebraska - Rev. Stat. Section 87-401 et seq.; New Jersey - Stat. Section 56:10-1et seq.; South Dakota - Codified Laws Section 37-5A-51; Virginia - Code 13.1-557-574 - 13.1-564; Washington - Code Section
19.100.180 et seq.; Wisconsin - Stat. Section 135.03 et seq.

                                                      Item 18
                                         ARRANGEMENTS WITH PUBLIC FIGURES

The name and image of Mr. Arthur Treacher, who is now deceased, are utilized by Arthur Treacher's and all Franchisees in name and advertising. Arthur Treacher's has the exclusive right to the use of Mr. Treacher's name and likeness in perpetuity in connection with its business. Pursuant to the Franchise Agreement, you are granted the right to use all names and marks which are the property of Arthur Treacher's including the name and image of Mr. Arthur Treacher. There is no additional charge to you in connection with such usage.

Neither Mr. Treacher during his lifetime, nor Mrs. Treacher, is or was involved in the actual management or control of Arthur Treacher's. Mr. Treacher had no investment in Arthur Treacher's. Mr. Treacher had an agreement with Arthur Treacher's Fish and Chips by which he received $80,000 per year in return for the use of his name and the provision of promotional services. Under this agreement upon his death his wife was to receive $40,000 per year for her life. Mrs. Treacher is now deceased. Arthur Treacher's has no further contractual obligations to Arthur Treacher, his estate, or any of his family members.

                                                      Item 19
                                    ACTUAL, AVERAGE, PROJECTED, OR  FORECASTED
                                      FRANCHISE  SALES, PROFITS, OR  EARNINGS

Arthur Treacher's does not furnish or authorize its salespersons or regional representatives to furnish any oral or written information concerning the actual or potential sales, costs, income or profits of an Arthur Treacher's restaurant. Actual results vary from unit to unit and Arthur Treacher's cannot estimate the results of any particular franchise.
The remainder of this page is intentionally left blank.

         Item 20
                                                 LIST  OF  OUTLETS

The following chart shows the number of Arthur Treacher's franchises and company-owned businesses during the three fiscal years (which has a year ending on June 30th) prior to this Offering Circular, together with projections for sales of franchises and openings of company-owned businesses during the next fiscal year. THIS CHART HAS BEEN REVISED, JANUARY 1, 1997, TO REFLECT THE PURCHASES OF MIE HOSPITALITY UNITS AND OTHER UNITS ACQUIRED BY FRANCHISOR SINCE JUNE 30, 1996. THE COLUMN "JN" REFLECTS THIS MODIFICATION.

 Franchises Franchises       Company-         Company-                Project-
 Open for   Sold but Not     Owned Open       Owned Closed            ed Store
 Business   Open             for Business                             Open-
Stat                                                      ings
e                                                 94/ 95/ 96/JN           Co./
94 / 95 / 96/JN           94/ 95 /96/JN            94 / 95 / 96/JN       Franc.

OH 35   33   25   21          3   2   1   2          11 13  13   17     3     2
PA 21   22   20    3          1   0   0   0
FA 21   14    6    4          3   1   0   0  6   6    7     9 00  1  0 3     2
NY 2   16   16     3         0   1    1   14                       0     1
ONT   11   10   13   13                                                 0     1
*   11     5     1     1        4   1   1   0
TX     6     6     6     6                               0     1
VA           5     5     4     0
NJ   5     5     6     6       0    1  0   0       1   1    1     1     0     2
MI             4     0     0     0                        0   1    0  0
GA             3     3     3     3     0     1
MD             2     2     1     1                               0     1
DC             1     1     1     0                            0     1
DE             1     1     1     1
IL             1     0     0     0
NC             0     0     0     1                    1   2   2       1
SC

139/123/103/43   11 / 6 / 2 / 2   19 /  23 / 24 / 43   0  /  1 /  1 / 0 6    12
Tota
l

*Ontario, Canada

The following chart shows the number of franchises transferred by franchisees or terminated, not renewed or reacquired by Arthur Treacher's, or otherwise reasonably known by Arthur Treacher's to have ceased doing business, during the three fiscal years prior to the date of this Offering Circular. THIS CHART HAS BEEN REVISED, JANUARY 1, 1997, TO REFLECT THE PURCHASE OF MIE HOSPITALITY UNITS AND OTHER UNITS ACQUIRED BY FRANCHISOR SINCE JUNE 30, 1996. THE COLUMN"JN" REFLECTS THIS MODIFICATION. Stat Transfers Terminated Not Re- Reacquired by Otherwise Left
To Others                 /Canceled by             newed by     Franchisor
                          Franchisor               Franchis-
                                                    or*
94 / 95 / 96/JN   94 / 95 / 96/JN 94/95/96  94/ 95 / 96/JN      94 / 95 / 96/JN
OH   1     2  0   0  1     1    2    4   2     3    3    4   2     1    5     0
PA0     0    0  14         0     0    0  14           3     1    2     0
FL  2     1    0    0  1     3    2    3  2     2    3    2 0     2    5     0
GA    3     0    0    0                    9     4    0     0
SC                   1     0    0    0
TX            0     1    1    0         3     8    2     1
DE            0     0    0     1                         0     0    0    1
NC
IL
MD
MI
DC                                            0     0    1    0
NJ     0     0    0     3    0    0    0      3         0     0    1    0
NY       0     1    0   13    0    0    0    13          0     0    1    0
VA            0     2    0    0
Ont.                                         1     1    0    0

Tota   3  6  1  0  8    13    6   39   0   0    0 6  5   6   36 14 12   17  0
l**

*Franchisor has renewed all franchise agreements as if December 1, 1996.
**The numbers in the "total" column may exceed the number of stores affected because several events may have affected the same store. For example, the same store may have had multiple owners.
Attached as Exhibit LIST to this Offering Circular are the current list of Franchisees and the list of all franchisees who have had a unit leave the system in the last fiscal year.

                                                      Item 21
                                               FINANCIAL  STATEMENTS

Attached as Exhibit FIN to this Offering Circular are the audited consolidated annual financial statements of Arthur Treacher's for the fiscal years ended June 30, 1995 and 1996. A copy of the financial statements for _________ is also attached. The remainder of this page is intentionally left blank.

                                                      Item 22
                                                     CONTRACTS

     Attached are copies of the following agreements relating to the offer of the franchise:
Exhibit FA            Franchise Agreement, including Non-Disclosure Agreement.

                                                      Item 23
                                                      RECEIPT
                                                      Florida

THIS OFFERING CIRCULAR SUMMARIZED PROVISIONS OF THE FRANCHISE
AGREEMENT AND OTHER INFORMATION IN PLAIN LANGUAGE.  READ THIS
OFFERING CIRCULAR AND ALL AGREEMENTS CAREFULLY.

IF ARTHUR TREACHER'S OFFERS YOU A FRACHISE, ARTHUR TREACHER'S MUST PROVIDE THIS OFFERING CIRCULAR TO YOU BY THE EARLIEST OF:

(1)      THE FIRST PERSONAL MEETING TO DISCUSS OUR FRANCHISE; OR

(2)      TEN BUSINESS DAYS BEFORE SIGNING OF A BINDING AGREEMENT; OR

(3)      TEN BUSINESS DAYS BEFORE ANY PAYMENT TO ARTHUR TREACHER'S.

YOU MUST ALSO RECEIVE A FRANCHISE AGREEMENT CONTAINING ALL MATERIAL TERMS AT LEAST FIVE BUSINESS DAYS BEFORE YOU SIGN ANY FRANCHISE
AGREEMENT.

IF ARTHUR TREACHER'S DOES NOT DELIVER THIS OFFERING CIRCULAR ON TIME OR IF IT CONTAINS A FALSE OR MISLEADING STATEMENT, OR A MATERIAL OMISSION, A VIOLATION OF FEDERAL AND STATE LAW MAY HAVE OCCURRED
AND SHOULD BE REPORTED TO THE FEDERAL TRADE COMMISSION, WASHINGTON, DC 20580 AND DIVISION OF CONSUMER SERVICES, SECOND FLOOR, MAYO BUILDING, TALLAHASSEE, FLORIDA 32399.

     Arthur Treacher's authorizes William Saculla, 7400 Baymeadows Way, Suite 300, Jacksonville, Florida 32256 to receive service of process for Arthur Treacher's.
I have received a Uniform Franchise Offering Circular dated __________________. This offering circular included the following exhibits: FA - Franchise Agreement, AG - Sample Agenda of Training, LIST - List of Franchisees, FIN - Financial Statements, ST - State Information Page.

Date: _______________
                                                     ___________________________
                                                     Potential Franchisee

                                                      Item 23
                                                      RECEIPT
                                                      Florida

THIS OFFERING CIRCULAR SUMMARIZED PROVISIONS OF THE FRANCHISE
AGREEMENT AND OTHER INFORMATION IN PLAIN LANGUAGE.  READ THIS
OFFERING CIRCULAR AND ALL AGREEMENTS CAREFULLY.

IF ARTHUR TREACHER'S OFFERS YOU A FRACHISE, ARTHUR TREACHER'S MUST PROVIDE THIS OFFERING CIRCULAR TO YOU BY THE EARLIEST OF:

(1)      THE FIRST PERSONAL MEETING TO DISCUSS OUR FRANCHISE; OR

(2)      TEN BUSINESS DAYS BEFORE SIGNING OF A BINDING AGREEMENT; OR

(3)      TEN BUSINESS DAYS BEFORE ANY PAYMENT TO ARTHUR TREACHE'S.

YOU MUST ALSO RECEIVE A FRANCHISE AGREEMENT CONTAINING ALL MATERIAL TERMS AT LEAST FIVE BUSINESS DAYS BEFORE YOU SIGN ANY FRANCHISE
AGREEMENT.

IF ARTHUR TREACHER'S DOES NOT DELIVER THIS OFFERING CIRCULAR ON TIME OR IF IT CONTAINS A FALSE OR MISLEADING STATEMENT, OR A MATERIAL OMISSION, A VIOLATION OF FEDERAL AND STATE LAW MAY HAVE OCCURRED
AND SHOULD BE REPORTED TO THE FEDERAL TRADE COMMISSION, WASHINGTON, DC 20580 AND DIVISION OF CONSUMER SERVICES, SECOND FLOOR, MAYO BUILDING, TALLAHASSEE, FLORIDA 32399.

     Arthur Treacher's authorizes William Saculla, 7400 Baymeadows Way, Suite 300, Jacksonville, Florida 32256 to receive service of process for Arthur Treacher's. I have received a Uniform Franchise Offering Circular dated __________________. This offering circular included the following exhibits: FA - Franchise Agreement, AG - Sample Agenda of Training, LIST - List of Franchisees, FIN - Financial Statements, ST - State Information Page.
Date: _______________
                                                     ___________________________
                                                     Potential Franchisee

Exhibit AG

                                                      MONDAY

                                                   WEEK 1, DAY 1

                                                      OFFICE

10:00 - 10:30              Survey for Success, Introduction
10:30- 11:30               Goals of Training
11:30 - 12:00              Drive to Restaurant
12:00 -  1:00              Observe and Discuss Lunch Business Flow
 1:30 -  2:30              Quality Control
2:30 -  3:00               History/Product Distribution
 3:00 -  4:00              Creating a Sales Driven Environment
 4:00 -  5:00              The System
Homework:                  Study Menu
                           Read Service Section

                                                      TUESDAY

                                                   WEEK 1, DAY 2
                                                OFFICE & RESTAURANT

9:00 - 11:00               Job Functions Overview/Practice Job Functions
11:00 -  1:30              Shadow Employees Through Lunch
 1:30 -  2:00              Lunch
 2:00 -  4:00              Mid-Day Checklist - Learn
 4:00 -  5:00              W.S.A.
Homework:                  Read Product Section

                                                     WEDNESDAY

                                                   WEEK 1, DAY 3
                                                    RESTAURANT
     9:00 - 11:00 Morning Checklist Presentation 11:00 - 2:00 Work Stations Through Lunch 2:00 - 2:30 Lunch 2:30 - 3:00 Read Operations Manual - Preparation 3:00 - 4:00 Frying Techniques Presentation 4:00 - 4:30 Quiz 4:30 - 5:00 Paperwork Practice

                            5:00 -  6:00             Practice Frying

                                                     THURSDAY

                                                   WEEK 1, DAY 4
                                                    RESTAURANT

9:00 - 11:00 Set Up Restaurant Using Morning Checklist 11:00 - 11:30 Product Control 11:30 - 2:00 Work Stations Through Lunch 2:00 - 2:30 Lunch 2:30 - 3:00 Mid-Shift Checklist 3:00 - 3:30 Quiz 3:30 - 5:00 Boil-Out
                                                      FRIDAY

                                                   WEEK 1, DAY 5
                                                    RESTAURANT

                            9:00 - 10:00             Set Up Restaurant
                           10:00 - 10:30             Morning Inventory
                           10:30 - 11:00             Quiz
                           11:00 -  2:00             Manage
                            2:00 -  2:30             Lunch
                            2:30 -  3:00             Paperwork Practice
                            3:00 -  4:00             Weekly Cleaning Checklist
                            4:00 -  5:00             Fry-Line Assignment
                           Homework:                 Read Personnel

                                                      MONDAY

                                                   WEEK 2, DAY 1
                                                      OFFICE

          8:30 - 11:30          Recruiting, Interviewing and Hiring
         11:30 - 12:30          Conduct an Orientation
         12:30 -  1:30          Lunch
          1:00 -  2:00          Associate Training Program
          2:00 -  4:00          Discipline, Due Process and Confrontation
          4:00 -  5:00          Training, Motivating and Retaining
         Homework:              Read Safety and Security

                                                     SATURDAY

                                                   WEEK 1, DAY 6
                                                    RESTAURANT

                           2:00 - 2:30               Mid-Shift Checklist
                           2:30 -  3:00              Closing Checklist
                           3:00 -  3:30              Quiz
                           3:30 -  4:00              Paperwork Practice
                            4:00 -  7:00             Manage
                           7:00 -  7:30              Dinner
                            7:30 -  8:00             Filtering
                           8:00 -Closing             Close Restaurant

                                                      TUESDAY

                                                   WEEK 2, DAY 2
                                                    RESTAURANT

                           11:30 -  1:30             Manage Through Lunch
                            1:30 -  2:00             Lunch
                            2:00 -  2:30             Mid-Shift Checklist
                            2:30 -  3:30             Inventory and Par
                            3:30 -  4:00             Midpoint Self Appraisal
                            4:00 -  5:00             Paperwork Practice
                             5:00 - 7:00             Fry Line
                             7:00 - 8:00             Quiz
                             8:00 - Closing          Pre-Close, Close, Paperwork

                                                     WEDNESDAY

                                                   WEEK 2, DAY 3
                                                    RESTAURANT

                           11:30 -  3:00             Marketing
                            3:00 -  3:30             Paperwork Practice
                            3:30 -  4:30             Review
                            4:30 - 5:30              Discuss Midpoint Appraisal
                            5:30 - 7:30              Manage Unit through Dinner
                            7:30 - 8:00              Dinner
                            8:00 -Closing -          Pre-Close, Close, Paperwork

                                                      FRIDAY

                                                   WEEK 2, DAY 5

     11:00 - 11:30 Discuss Strategy For Friday Business 11:30 - 1:30 Manage Restaurant Through Lunch 1:30 - 2:00 Lunch 2:00 - 5:00 QSC 5:00 - 7:00 Manage Restaurant Through Dinner 8:00 - Closing Close Restaurant

                                                     THURSDAY

                                                   WEEK 2, DAY 4
                                                      OFFICE

                            9:30 - 12:30             Accounting
                           12:30 -  1:30             Lunch
                            1:30 -  4:30             Accounting
                             4:30 - 5:00             Breakeven Analysis


                                                     SATURDAY

                                                   WEEK 2, DAY 6
                                                      OFFICE

                            9:30 -  11:30            Scheduling
                            11:30 - 12:00            Review
                            12:00 - 1:30             Test


                                                     WEDNESDAY

                                                   WEEK 3, DAY 3
                                                      OFFICE

                            9:00 - 10:30             NSO Kit
                           10:30 -  4:00             Marketing

                                                     THURSDAY

                                                   WEEK 3, DAY 4
                                                      OFFICE

                   9:30 - 10:30             Critique and Review
                  10:30 - 12:00             Test

Revised March 19, 1997                                     PBR

                                         FRANCHISE OWNED/OPERATED RESTAURANTS


FLORIDA (2)

#7023 Festival Flea Market
*2900 W. Sample Road
Pompano, FL  33067
J.T. & Linda Lee Edwards
(954) 968-2882
*All correspondence sent to:
16792 Royal Poinciana Drive
Ft. Lauderdale, FL  33326

#7025 Miami International
           Mall
1455 NW 107th Avenue
Miami, FL  33172
3 Kirks, Inc.
Kirk, Mike (Denise Mgr.)
(305) 716-0168
*Send all correspondence to:
2161 N.E. 68 Street, #302
Ft. Lauderdale, FL
33308-1126

ILLINOIS (1)

#3501 Greenwood Ave.
1800 N. Greenwood Avenue
Park Ridge, IL  60068
Van Doan, Mr. Thuong
(708) 692-5615

MARYLAND (3)

#6008 St. Barnabas
4508 St. Barnabas Road
Temple Hills, MD  20748
Kim, Mr. Hong
(301) 899-2626


#6010 Landover Mall
2101 Brightseat Road
Landover, MD  20785
Yu, Paul
(301) 773-5700

#6011 Montgomery Mall
7101 Democracy Boulevard
Bethesda, MD  20014
Kim, Hong
(301) 469-8780

MICHIGAN (5)

#5255 Universal Mall
*28576 Dequindre
Warren, MI  48092
Messina, Mr. Paul and Lou
(810) 558-5723
*all correspondence to:
3910 Forge
Troy, MI  48083
Att.:  Sherry for P&L &
       Royalty Reports

#5256 Tel-Twelve Mall
28750 Telegraph
Southfield, MI  48034
McGregor, Mr. Ernest
(810) 352-5155

#5258 Eastland Mall
*18000 Vernier, #422
Harper Woods, MI  48225
Nicole Colasanti
(313) 527-6324
*Send all correspondence  to:
38324 E. Horseshoe Drive
Clinton Twp, MI  48036


#5259 Northland Mall
*21500 Northwestern Hwy.,
Space 112
Southfield, MI  48075
Colasanti, Nicole
(810) 552-9331
* send all correspondence to:
38324 E. Horseshoe Drive
Clinton Twp, MI  48036

#5260 Fairlane Town Center
Space N-204
18900 Michigan Avenue
Dearborn, MI  48126
Ernest McGregor
(313) 594-8101

NEW YORK (3)

#5501 Syracuse

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


Revised March 19, 1997                                     PBR

                                          FRANCHISE OWNED/OPERATED RESTAURANTS


2865 Erie Boulevard East
Syracuse, NY  13224
Shar/Mar of Syracuse, Inc.
(315) 445-1699

#5502 Yorkville
4976 Commercial Drive
Route 5A
Yorkville, NY  13495
Hollidac, Inc.
Hollinger, Dan
(315) 736-8047

#5503 Oswego
7875 Oswego Road
Liverpool, NY  13090
Toll & Maston, Jean
(315) 652-3100



South Carolina (2)

#8001 (640)
Myrtle Square Mall
2501 North Kings Highway
Myrtle Beach, SC  29577
Speed Dial # 28
Myrtle Square Mall
(803) 626-2698

#8003 Richland Fashion Mall
*3400 Forest Drive, # 2108
Columbia, SC  29204
Unity International, Inc.
Dr. C.W. Joyner
(803) 790-4238
*Send all correspondence
including P.O.P. to:
2481 Russel Street
Orangeburg, SC  29115

OHIO (21)

#2002 Belmont
3707 Belmont Avenue
Youngstown, OH  44505
Hopkinson, Mr. Tim
HOPs, Inc.
(330) 759-2245

#2005 Elm Road
2690 Elm Road N.E.
Warren, OH  44483
Hopkinson, Mr. Tim
(330) 372-1002




#2503 Lancaster Store
732 N. Memorial Drive
Lancaster, OH  43130
Clark, Mr. Dave
(614) 653-4833

#2504 Delaware Ave.
1270 Delaware Avenue
Marion, OH  43302
Susi,  Pat
(614) 387-8436

#2505 Indian Mound Mall
*South 30th Street
Heath, OH  43056
NAFCO (Dave Wheeler)
(614) 522-5738
*Mr. Ben Fries
1138 Marcia Drive
North Huntingdon, PA  15642

#2506 New Towne Mall
*400 Mill Avenue
New Philadelphia, OH  44663
NAFCO
(330) 339-3474
*Mr. Ben Fries
1138 Marcia Drive
North Huntingdon, PA  15642

#2508  Brice Road
1765 Brice Road
Reynoldsburg, OH  43068
Dawson, Mick
(614) 863-9100


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


Revised March 19, 1997                                     PBR

                                          FRANCHISE OWNED/OPERATED RESTAURANTS


#2509 Pomeroy
*34099 State Road 7
Pomeroy, OH  45769
William Cornell
(614) 992-5829 & 992-4250
*Send all correspondence to:
William Cornell
C/O James E. Diddle
P.O. Box 587
Racine, OH  45771
(614) 949-2512

#2755 Eastgate Mall
*4601-C560 Eastgate Blvd.
Cincinnati, OH   45245
Schneider, Mr. Jon
(513) 753-7272
* Send correspondence to:
9442 East Kemper Road
Loveland, OH  45140

#2761 Sixth Street
216 East 6th Street
Cincinnati,Ohio  45202
Daniels, Quincy &
Ridgeway, June
(513) 241-8156
FAX (513) 241-8157

#3057 Euclid
*23910 Lakeshore Boulevard
Euclid, OH   44123
Vittoria, Ben
(216) 261-1023
* Send correspondence to:  45
Valentine Farms Dr.
Akron, OH  44313






Ohio, Con't

#3073 Arcade
401 Euclid Avenue
Cleveland, OH  44114
Sedlecky, James
(216) 241-5227

#3074 Severance Center
3598 Mayfield
Cleveland Hts., OH  44118
Allen, Robert
(216) 381-0737

#3077 Great Northern
446 Great Northern Mall
North Olmsted, OH  44070
Chapadia, Sanjay
Raj Restaurants, Inc.
(216) 734-9110

#3079 Euclid Square
100 Euclid Square
Mall, # 382
Euclid, OH  44132
Aring, William
(216) 731-7993

#4002 State Road
*1927 State Road
Cuyahoga Falls, OH 44223
Ben Vittoria
(330)923-8900
*Send correspondence to:
45 Valentine Farms Dr.
Akron, OH  44313


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

Revised March 19, 1997                                     PBR

                                          FRANCHISE OWNED/OPERATED RESTAURANTS


#4007 Barberton
*7-31st Street
Barberton, OH  44203
Vittoria, Ben
(216) 825-5106
* Send correspondence to:  45
Valentine Farms Drive
Akron, OH  44313

#5001 Cleveland Avenue
*4701 Cleveland Ave. N.W.
Canton, OH  44709
Vittoria, Ben
(330) 499-0622
* Send correspondence to:  45
Valentine Farms Drive
Akron, OH  44313

#5003 Canton Centre
Unit 819
*4190 Tuscarawas
Canton, OH  44708
Vittoria, Ben
(330) 478-2506
* Send correspondence to:  45
Valentine Farms Drive
Akron, OH  44313

#5253 Franklin Park Mall
Space P-5
5001 Monroe Street
Toledo, OH  43623
Serra, Mr. Vince
(419) 475-5030

#5254 Spring Meadows
        Shopping Center
*1446 Spring Meadows Drive
Holland, OH  43528
Bryant, Erica J. & Dennis
(419) 867-7107
*Send all correspondence to:
7004 Washington Drive
Holland, OH  43528
(419) 868-3001
Fax (419) 868-3036

Pennsylvania (3)

#2006 State Street
1740 East State Street
Hermitage, PA  16148
Hopkinson, Tim
(412) 981-3373

#4261 Breezewood
*Post House Road
Breezewood, PA  15533
Greenwood, Sue
(814) 735-4555
*Send all correspondence to:
203 Bonnie Lane
Hollidaysburg, PA  16648
(814) 695-7538
(814) 695-4819 - Fax

#6502 Fifth Avenue Place
110-20 Fifth Avenue
Pittsburgh, PA  15222
Bonello, Mr. Dan
(412) 471-7520





TEXAS (1)

#9005 Gainesville Factory
           Shops Outlet Mall
4321 North I-35, F70
Gainesville, TX  76240
Bockhorn, Larry
(817) 665-4466

VIRGINIA (6)

#6002 Fairfax
9528 Lee Highway
Fairfax, VA  22030
Kim, Hong
(703) 591-7037

#6004 Duke Street
4213 Duke Street
Alexandria, VA  22304
Lim, Hee
(703) 751-8878

#6009  Richmond Hwy
6510 Richmond Hwy
Alexandria, VA  22306

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

Revised March 19, 1997                                     PBR

                                          FRANCHISE OWNED/OPERATED RESTAURANTS


Park, Mr. Young Yun
(703) 768-7812

#6012 Patrick Henry Mall
12300 Jefferson Avenue
Newport News, VA  23602
Henry, Robert
(804) 249-4270

#6013 Springfield Mall
Springfield, VA  22150
Lan, Zhi-Min (Jimmy)
(703) 971-4832

#6014 Balston Commons
4238 Wilson Boulevard, #158
Arlington, VA  22203
Shao, Sam
(703) 525-9680

WASHINGTON D.C. (1)

#6007 14th St. & U
1934 14th Street N.W.
Washington, D.C.  20009
K.S. Chon
(202) 462-6480

Regional Representatives:

Dave & Susan Bandomer
(513) 583-1981- Phone & Fax

Dallas & Pat Paul
(419) 867-1020





































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

                                                Revised March 19, 1997 PBR

                                          FRANCHISE OWNED/OPERATED RESTAURANTS


CANADA (13)

Lalani Main Office
299 Kirby Cres.
Newmarket, Ont. L3X 1H1
Lalani, Zuli
Penny - Asst.
(905) 836-6431
Fax (905) 836-6439

#7501 Ottawa
50 Rideau Street
Ottawa, Ontario
CANADA  K1N9J7
Lalani

#7502 Newmarket
30 Yonge Street
Newmarket, Ontario
CANADA  N6G2Y9
Lalani

#7504 Kingston
960 Portsmouth Avenue
Kingston, Ontario
CANADA  K7M1W9
Lalani

#7506 Waterloo, Ontario
550 Kingstreet North
Waterloo, Ontario
CANADA  N2L5W6
Lalani

#7507 Welland
800 Niagara Street
Welland, Ontario
CANADA  L3C5Z4
Lalani


#7508 Guelp
Unit #AFC-7
435 Stone Road
Guelp, Ontario
CANADA  N1G2X6
Lalani

#7509 Thunder Bay
1000 Fort William Road
Thunder Bay, Ontario
CANADA  P7B6B9
Lalani

# 7510 New Sudbury Centre
1349 LaSalle Boulevard
Sudbury, Ontario
CANADA  P3A1Z2
Lalani

# 7511 Windsor
3100 Howard Avenue
Windsor, Ontario
CANADA N8X3Y8
Lalani

# 7512 Oshawa
419 King Street West
Oshawa, Ontario
CANADA L1J2K5
Lalani

#7513 Barrie
331 Bayfield Street
Barrie, Ontario
Lalani

#7514 Sault St. Marie
Northgate II Plaza
143 Great Northern Road
Sault Sainte Marie, Ontario
Lalani

#7515 Milton
50 Market Drive
Highway 401 & 25
Milton, Ontario
CANADA
Lalani


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



DELAWARE (1)

#6015  Christiana Mall**
301C Christiana Mall
Newark, DE  19702
(302) 731-4092
MGR: Leonard Bolden
SUPV: Rose Cagigas

FLORIDA (11)

#7002 Sawgrass Mills Mall
12801 W. Sunrise Blvd., 237
Sports Court
Sunrise, FL  33323
(954) 846-9347
MGR:
SUPV:

#7003
Melbourne Square Mall
1700 W. New Haven Ave., Unit
369
Melbourne, FL  32901
Speed Dial # 04
(407) 723-2361
MGR : Tim Maiden
SUPV: Mike Proulx

#7004 (603)
Sarasota Square Mall
8201 S. Tamiami, Suite AF8
Sarasota, FL  34237
Speed Dial # 06
(941) 921-5114
MGR:  Michelle Anderson
            Ralph Gutknecht
SUPV: Mike Proulx



#7006 (611)
Lakeland Square Mall
3800 U.S. Highway 98 N.,
Unit 680
Lakeland, FL  33809
Speed Dial # 03
(941) 853-8999
MGR: Maria Woodward
SUPV: Mike Proulx

#7007 (615)
Gulfview Square Mall
9409 U.S. Hwy. 19, Unit 679
Port Richey, FL  34668
Speed Dial # 05
(941) 848-3152
MGR: Gerald Haney
SUPV: Mike Proulx

#7009 (709)
DeSoto Square Mall
947 DeSoto Square Mall
303 U.S. 301 Boulevard
Bradenton, FL  34205
Speed Dial #32
(941) 746-2263
MGR: Steven Gilmore
SUPV: Mike Proulx

#7010 Treasure Coast Sq.
3296 N.W. Federal Highway
Jensen Beach, FL  34957
Speed Dial #10
(407) 692-4780
MGR: Angela Nadeau
SUPV: Mike Proulx







#7013 (646)
Port Charlotte Town Center
Room No. 599
1441 Tamiami Trail
Port Charlotte, FL
33948-1001
Speed Dial # 30
(941) 743-3007
MGR:  Carol Vickers
          Denise Conrad
SUPV: Mike Proulx

#7015 Coral Square Mall
9389 West Atlantic Blvd.
Coral Springs, FL  33071
(954) 344-7024
Speed Dial #08
MGR: Chris McDonald
SUPV: Mike Proulx

#7016 The Avenues Mall
10300 Southside Blvd.
Jacksonville, FL  32256
Speed Dial # 07
(904) 363-3604
MGR:  Bernie Bliss
SUPV: Mike Proulx

doc\admin\main.lst















** Eastern Division (MIE)

#7020 (720)
Palm Beach Mall
1801 Palm Beach Lakes Blvd.,
Suite #850
West Palm Beach, FL 33401
Speed Dial #02
(407) 687-0268
MGR: Barry Gubner
SUPV: Mike Proulx




MICHIGAN (1)

5252 (311)
Frenchtown Square
2121 N. Monroe Street
Monroe, MI  48161
Speed Dial # 11
(313) 242-7596
MGR: Ken Stephens
SUPV: Paul Brown

NEW JERSEY (3)

#8501 Cherry Hill Mall**
2000 Route 38, Suite 284
Cherry Hill, NJ  08002
(609) 662-8884
MGR: Tina Hertz
SUPV: Rose Cagigas

#8503 Burlington Center**
Space #250
2501 Burlington/
Mount Holly Road
Burlington, NJ  08016
(609) 386-8822
MGR: Kimberly Bender
SUPV: Rose Cagigas

#8504 Paramus Mall**
626 Paramus Park
Paramus, NJ  07652
(201) 261-2884
MGR: Brenda Bozzone
         Mayling Memendez
SUPV: Todd Snyder





NEW YORK (14)

#5505 Queens Center**
90-15 Queens Boulevard
Elmhurst, NY  11373
(718) 592-5612
MGR: Delroy Davis
SUPV: Todd Snyder

#5506 King's Plaza**
5106 King's Plaza
Brooklyn, NY  11234
(718) 951-4951
MGR: Gladwin Ashby
SUPV: Todd Snyder

#5507 White Plains**
100 Main Street, Suite 234
White Plains, NY  10601
(914) 997-8935
MGR: Cecil Jones
SUPV: Todd Snyder

#5508 Green Acres Mall**
2026 Green Acres Mall
Valley Stream, NY  11581
(516) 561-8300
MGR: Wesley Gill
SUPV: Todd Snyder

#5509 Manhattan Mall **
901 Avenue of the Americas
New York, NY  10001
(212) 563-2381
MGR: Andrew Edwards
SUPV: Todd Snyder

doc\admin\main.lst















** Eastern Division (MIE)

#5510 Staten Island Mall**
Space P-10
2655 Richmond Avenue
Staten Island, NY  10314
(718) 370-1466
MGR: Robert Richmond
SUPV: Todd Snyder

#5511 Smith Haven Mall**
Middle Country Road
Lake Grove, NY  11755
(516) 979-2100
MGR: Robert Kattau
         Emad Morkos
SUPV: Todd Snyder

#5512 Crossgates**
1 Crossgate Mall Road
Box 17
Albany, New York 12203
(518) 452-8054
MGR: Patricia Clyburn
         Maurice Kohn
SUPV: Mike Rosati

#5513 Concourse** Shopping
Center
212 East 161st Street
Suite 14
Bronx, NY  10451
(718) 590-4320
MGR: Jose Acevedo
SUPV: Mike Rosati

#5514 Galleria at Crystal
Run**
1 Galleria Drive
Middletown, NY  10941
(914) 695-2402
MGR: Kathleen Faggione
         Joel Shafer
SUPV: Mike Rosati


New York, Con't

#5515 Walden Galleria**
Space F214
1 Walden Galleria Drive
Buffalo, NY  14225
(716) 685-9618
MGR: Paul Bator
         Diana Kezerashvili
SUPV: Mike Rosati

#5516 Carousel Center**
9803 Carousel Center
Syracuse, NY  13290
(315) 466-1202
MGR: Jennifer Lashua
         Rose Vaughan
SUPV: Mike Rosati

#5517 Poughkeepsie**
Space F112
790 South Road
Poughkeepsie, NY  12601
(914) 298-8127
MGR: James Canino
         Jason Pearson
SUPV: Mike Rosati

#5504* (630)
Mainplace Greenhouse**

doc\admin\main.lst















** Eastern Division (MIE)

Buffalo, NY  14202
Speed Dial # 12
(716) 847-8090
MGR: Thomas Palau
SUPV: Mike Rosati

OHIO (17)

# 2001 (201) Austintown
4451 Mahoning Avenue
Youngstown, OH  44515
Speed Dial # 25
(330) 792-6764
MGR:  Craig Guterwill
SUPV: Jim Snyder

#2003 (203) Niles
5555 Youngstown-Warren
Road
Niles, OH  44446
Speed Dial # 20
(330) 544-0056
MGR:  Jasmina Hasija
SUPV: Jim Snyder

#2004 (204) Boardman
7322 Market Street
Youngstown, OH  44512
Speed Dial # 26
(330) 758-8415
MGR: Renee Gregory
SUPV: Jim Snyder

#2752 (252)
Kenwood Towne Center
7875 Montgomery Road
Cincinnati, OH  45236
Speed Dial # 28
(513) 793-6637
MGR:  Steven Powell
SUPV: Jim Snyder

#2753 (253) Tri-County Mall
Store #218, Building FC
11700 Princeton Pike
Cincinnati, OH   45246
Speed Dial # 29
(513) 671-3777
MGR:  Nancy Dornbusch
SUPV: Jim Snyder

#2757 (257)
Northgate Mall
9589 -B Colerain, Space F-8
Cincinnati, OH  45251
Speed Dial # 31
(513) 741-4544
MGR: Joel Lindahl
SUPV: Jim Snyder

#3052 (352) Clark Avenue
2903 Clark Avenue
Cleveland, OH   44109
Speed Dial #27
(216) 631-3208
MGR:  Anna Sanabria
SUPV:  Steve Newman

# 3066* (366) Southland
7121 West 130th Street
Parma Hts., OH  44130
Speed Dial # 22
(216) 842-6882
MGR: Gerald Brewer
SUPV: Paul Brown

# 3067* (367) Wilson Mills
5184 Wilson Mills
Richmond Hts., OH  44143
Speed Dial # 23

doc\admin\main.lst















** Eastern Division (MIE)

(216) 442-4285
MGR: Antonio Scott &
           Larissa Wilson
SUPV: Steve Newman

Ohio, Con't

#3068 (368) Broadway
6542 Broadway
Cleveland, OH  44105
Speed Dial #15
(216) 441-5211
MGR: Jefim Gattozzi
         Mike McHarh
SUPV: Paul Brown

#3071 (371) Rockside
12585 Rockside Road
Garfield Heights, OH  44125
Speed Dial # 17
(216) 662-6067
MGR: Frank Isaac
SUPV: Steve Newman

#3076* (376)
Great Lakes Mall
7850 Mentor Avenue
Mentor, OH  44060
Speed Dial #19
(216) 974-8101
MGR: Ed Zukowski
SUPR: Steve Newman

#3078 Parmatown Mall
7755 W. Ridgewood Dr., 115
Parma, OH          44129
Speed Dial #09
(216) 842-8000
MGR: Carolyn Shafts
SUPV: Paul Brown

# 4004 (404) Waterloo
926 East Waterloo Road
Akron, OH  44306
Speed Dial #13
(330) 724-9990
MGR:  Ruth Acomb
SUPV: Paul Brown

#4005*(405) Northfield
10468 East Northfield
Northfield, OH  44067
Speed Dial # 21
(216) 467-5252
MGR: Larry Mueller
SUPV: Steve Newman

#5002 (410)
Belden Village Mall
Unit 4FC
4272 Belden Village Mall
Canton, OH  44718
Speed Dial # 14
(330) 494-3773
MGR: Jody Samstag
SUPV: Paul Brown

# 5251 (301) Woodville
Woodville Mall, Room 944
3725 Williston Road
Toledo, OH  43619
Speed Dial # 24
(419) 693-4783
MGR:  Kenneth Stephens
SUPV: Paul Brown


doc\admin\main.lst















** Eastern Division (MIE)

Pennsylvania (15)

#4251 Bloomsburg**
965 New Berwick Highway
Bloomsburg, PA  17815
(717) 784-2255
MGR: Wana Whitesell
SUPV: Rick Keil

#4252 Danville**
6 North Cumberland Street
Danville, PA  17821
(717) 275-3777
MGR: Donna Brady
SUPV: Rick Keil

#4253 Honesdale**
Route 6 Plaza, R.R. #4
Honesdale, PA  18431
(717) 253-1831
MGR: Kevin Vought
SUPV: Rick Keil

#4254 Lewisburg**
U.S. Route 15
Lewisburg, PA  17837
(717) 523-7171
MGR: Susan Guinter
SUPV: Rick Keil

#4255 Keyser Oak**
1831 North Keyser Avenue
North Scranton, PA  18508
(717) 342-9932
MGR: Melissa Walsh &
           Kathleen McAndrew
SUPV: Rick Keil




Pennsylvania, Con't

#4257 Wilkes Barre**
395 South Main Street
Wilkes Barre, PA  18702
(717) 829-0896
MGR: Leonard Savignano
SUPV: Rick Keil

#4258 Nanticoke**
2330 San Souci Highway
Wilkes Barre, PA  18702
(717) 735-7398
MGR: Diane Sullivan
SUPV: Rick Keil

#4259 Williamsport**
1930 Lycoming Creek Road
Williamsport, PA  17701
(717) 326-6945
MGR: Darryle Mahaffey
SUPV: Rick Keil

#4260 Wyoming**
2022 Wyoming Avenue
Wyoming, PA  18644
(717) 288-8727
MGR: Brenda Lehman
SUPV: Rick Keil

New Concept Store:
#4263 King of Prussia**
160 North Gulph Road
King of Prussia, PA  19406
(610) 265-5595
MGR: Cleveland Miller
SUPV: Rose Cagigas


doc\admin\main.lst















** Eastern Division (MIE)

#4265 Franklin Mills Mall**
1236 Franklin Mills Circle
Philadelphia, PA  19154
(215) 281-1159
MGR: Albert Rania
SUPV: Rose Cagigas

#4266 The Gallery**
9th & Market Street
Philadelphia, PA  19107
(215) 592-7480
MGR: Carolyn Guise
         indira Persand
SUPV: Rose Cagigas

#4267 Liberty Place**
1625 Chestnut Street
Space F5
Philadelphia, PA  19103
(215) 963-9454
MGR: Joan-Ann Trefz
SUPV: Rose Cagigas

#4269 Steamtown**
The Mall at Steamtown
Space FC10
Scranton, PA 18503
(717) 344-2663
MGR: David Cobb
SUPV: Rick Keil

#6501 Monroeville
Monroeville Mall
Monroeville, PA  15146
Speed Dial #12
(412) 856-7440
MGR: Richard Frye
SUPV: Jim Snyder






















doc\admin\main.lst















** Eastern Division (MIE)

EXHIBIT 10.10                     Form of Franchise Agreement
[GRAPHIC OMITTED]










































Revised:  January 1, 1997

                                                     Franchise
                                                     Agreement

Revised:  January 1, 1997



                                                 TABLE OF CONTENTS


Item                                                   Page

                  RECITALS                                1

I                 GRANT OF FRANCHISE TERRITORY            2

II                TERM AND RENEWAL                        2,3

III               LOCATION                                3

IV                FRANCHISE FEES                          4

V                 ROYALTIES                               4,5

VI                CHANGES AND MODIFICATIONS IN THE SYSTEM
VII               TRAINING                                  5

VIII              PRE-OPENING REQUIREMENTS                  6

IX                ADVISORY SERVICES                           6,7

X                 STANDARDS AND UNIFORMITY OF OPERATIONS     7-9

XI                ACCOUNTING AND RECORDS                9,10

XII               PROPRIETARY MARKS        10,11

XIII              OPERATIONS MANUAL             11

XIV               CONFIDENTIAL INFORMATION         12

XV                ADVERTISING              12-14

XVI               INSURANCE                15,16

XVII              TRANSFER OF INTEREST             16-20


Revised:  January 1, 1997

XVIII             TAXES, PERMITS AND INDEBTEDNESS       20


Table of Contents cont.

Item                                                      Page

XIX               DEFAULT AND TERMINATION                              20-22

XX                OBLIGATIONS UPON TERMINATION OR EXPIRATION             23,24

XXI               INDEPENDENT CONTRACTOR                        24

XXII              GOODWILL AND NON-COMPETITION                            25

XXIII             APPROVALS                   26

XXIV              NOTICES             26

XXV               ENTIRE AGREEMENT               26

XXVI              SEVERABILITY AND CONSTRUCTION 26,27

XXVII             WAIVER                                27

XXVIII             APPLICABLE LAW, FORUM AND JURISDICTION           27

XXIX              ACKNOWLEDGMENTS OF FRANCHISEE                          28

XXX               LIMITATIONS OF DAMAGES              29

XXXI              MUTUAL WAIVER OF A TRIAL BY JURY            29-31

XXXII             ADVISE OF COUNSEL                           31


                  EXHIBIT  A  -  TERRITORY                         32

                  EXHIBIT  B  -  NON-DISCLOSURE  AGREEMENT        33-35



Revised:  January 1, 1997

                                                FRANCHISE AGREEMENT
THIS AGREEMENT is made and entered into 1997, between Arthur Treacher's, Inc., (hereinafter "Franchisor") a Utah Corporation, and ________________ (hereinafter "Franchisee") WITNESSETH:

     WHEREAS, Franchisor, as the result of the expenditure of time, skill, effort, and money, has developed and owns a unique and distinctive system (hereinafter "System") relating to the establishment and operation of high-quality restaurants featuring Seafood and related items;

     WHEREAS, the distinguishing characteristics of the System include, but are not limited to, special recipes and menu items; distinctive exterior and interior design, decor, and furnishings; uniform and services offered; procedures for quality control; training and assistance; and advertising and promotional programs; all of which may be changed, improved and further developed by Franchisor from time to time;


     WHEREAS, Franchisor identifies the System by means of certain trade names, service marks, trademarks, logos, emblems and indicia of origin, including but not limited to the mark Arthur Treacher's; and such other trade names, service marks, and trademarks as are designated (and my hereafter be designated by Franchisor in writing) for use in connection with the System (hereinafter referred to as "Proprietary Marks");


     WHEREAS, Franchisor continues to develop, use, and control the use of such Proprietary Marks in order to identify for the public the source of services and products marketed thereunder and under the System, and to represent the System's high standards of quality, appearance, and service;

     WHEREAS, Franchisee desires to enter into the business of operating an Arthur Treacher Restaurant under Franchisor's System and wishes to obtain a Franchise from Franchisor for that purpose, as well as to receive the training and other assistance provided by Franchisor in connection therewith;


     WHEREAS, Franchisee understands and acknowledges the importance of Franchisor's high standards of quality, cleanliness, appearance, and service and the necessity of operating the Franchised Business in conformity with Franchisor's standards and specifications;


     NOW, THEREFORE, the parties, in consideration of the undertakings and commitments of each party to the other party set forth herein, hereby agree as follows:
I.       GRANT

     Franchisor hereby grants to Franchisee, upon the terms and conditions herein contained, the right, license, and privilege to use the Arthur Treacher's system and Franchisee undertakes the obligations to open and to operate an Arthur Treacher's restaurant within said System and to use solely in connection herewith the Proprietary Marks and the

Revised:  January 1, 1997

     System, as they may be changed, improved and further developed from time to time at Franchisor's discretion at the location set forth in Exhibit A. Franchisee is obligated to open an Arthur Treacher's restaurant within twelve
(12) months of the date of execution of this document.

II.      TERM

     Except as otherwise provided herein, or unless terminated earlier in accordance with this Agreement, the term of this Agreement shall expire twenty
(20) years from the date of this Agreement.


Franchisee may, at its option, renew this Agreement for one additional consecutive term of 20 years, subject to the following conditions which must be met prior to renewal:

     1. Franchisee shall give Franchisor written notice of Franchisee's election to renew not less than eighteen (18) months nor more than twenty-four (24) months prior to the end of the initial term;


     2. Franchisee shall make or provide for, in a manner satisfactory to Franchisor, such renovation and modernization of the Restaurant premises as Franchisor may reasonably require, including without limitation, renovation of signs, furnishings, fixtures and decor to reflect the then-current standards and image of the System;


     3. Franchisee shall present satisfactory evidence that Franchisee has the right to remain in possession of the Approved Location or in the alternative, shall obtain Franchisor's approval of a new location.

     4. Franchisee shall execute Franchisor's then-current forms of renewal Franchise Agreement. No Franchise Fee shall be charged for the renewal. The Exclusive Territory provided for herein shall remain the same;

     5. Franchisee shall execute a mutual general release, in a form prescribed by Franchisor.

     6. Franchisee must be current in the payment of all obligations to Franchisor and to any of its affiliates or suppliers;

     7. Franchisee may not be in default of any provision of this Agreement, or any amendment or successor hereto, or any other Agreement between Franchisee and Franchisor and Franchisee shall have fully and faithfully performed all of its obligations throughout the term hereof.

   8 .Franchisor reserves the right to impose any other condition it deems advisable.


III.     LOCATION


Revised:  January 1, 1997

During the term of this Agreement, Franchisor shall not establish, nor license another to establish an Arthur Treacher's restaurant under the System at any location as outlined in Exhibit A, without Franchisee's prior written consent ("Exclusive Territory"). However, Franchisee understands and expressly acknowledges and agrees that Franchisor has retained the exclusive, unrestricted right to establish and license another to establish other restaurants as follows:

1. Anywhere outside the Exclusive Territory or,

     2. Anywhere within a Semi Self-Contained Facility. A Semi Self-Contained Facility includes, without limitations, a public transportation facility, toll booth plaza, corporate facility which would otherwise provide an employee cafeteria, recreational theme park or enclosed public shopping mall. Franchisee hereby acknowledges and agrees that it is Franchisee's obligation to secure an acceptable location within the Exclusive Territory. Franchisor may submit pre-approved sites to Franchisee in the selected territory. However, Franchisee agrees that the primary obligation of securing a suitable site remains with Franchisee and Arthur Treacher's makes no guarantees regarding any pre-approved site including but not limited to, profitability, traffic flow or favorable lease provisions.


     Franchisee acknowledges and agrees that Franchisor does not guarantee the site or the success of any particular Arthur Treacher's restaurant established at any site by any of Franchisor's actions, including but not limited to, execution of the Franchise Agreement, submission of pre-approved sites or advisory assistance.


IV.      FRANCHISE FEE

     Franchisee shall pay to Franchisor an initial franchise fee of Nineteen Thousand Five Hundred Dollars ($19,500.00). The franchise fee is payable as follows:
     1. Upon execution of this Agreement, Franchisee shall pay Five Thousand Dollars ($5,000.00). The Franchisor shall refund such payment to Franchisee upon Franchisee's request, at any time prior to completion of the Orientation Program by Franchise; and,
     2.  Upon  completion  of the  Orientation  Program,  Franchisee  shall  pay
Fourteen  Thousand  Five  Hundred  Dollars  ($14,500.00)  where  upon the entire initial franchise fee referred to in this Section IV shall be deemed fully earned and non-refundable. Franchisee specifically acknowledges that the franchise fee is paid as consideration for Franchisor granting this franchise and that it is fully earned and will not be refundable for any reason.

V.       ROYALTIES


Revised:  January 1, 1997

     During the term of this Agreement, Franchisee shall pay to Franchisor a continuing monthly Royalty Fee in an amount equal to six percent (6%) of the gross sales of the restaurant. Franchisee agrees that the Royalty Fee is paid as consideration for the rights granted hereunder and that the fee is fully earned and non-refundable and is for the use of the Arthur Treacher's trademarks, trade names and System.

     All monthly payments are required to be paid by the tenth (10th) day of each month on the gross sales for the preceding month, and should be submitted to Franchisor together with all monthly reports or statements required by this Agreement or Franchisor. Any payment or report not actually received by Franchisor on or before such date should be deemed overdue. If any payment is overdue for more than sixty (60) days, Franchisee agrees to pay Franchisor interest at the rate of one and one-half percent (1.5%) a month or, in the alternative, the maximum permitted by law. Franchisee further agrees to pay a late fee of One Hundred Fifty Dollars ($150.00) should Franchisor forward the account to the Franchisor's legal department.

     As used in this Agreement, "gross sales" shall include all revenue from the sale of all products and performances of services from the Franchised Business, whether for cash or credit and regardless of collection in the case of credit, and income of every kind and nature related to the Franchised Business; provided, however, that "gross sales" from customers shall not include monies that are collected and submitted by Franchisee for transmittal to the appropriate taxing authority. In computing the gross sales, the Franchisee shall be permitted to deduct the amount of cash refunds to, and coupons used by customers, provided such amounts have been included in sales. Franchisee agrees that Franchisor may impose a late fee of One Hundred Fifty Dollars ($150.00) should Franchisor refer Franchisee's account and/or file to Franchisor's legal department because of a default by Franchisee.

VI.      CHANGES AND MODIFICATIONS IN THE SYSTEM

     Franchisee recognizes and agrees that Franchisor may change or modify the Arthur Treacher's System from time to time, including but not limited to, the adoption and use of new or modified trade names, trademarks, service marks or copyrighted materials. Franchisee agrees to accept, use and display any such changes or modifications in the Arthur Treacher's system as if they were part of the Arthur Treacher's System at the time of execution hereof, and the Franchisee will make reasonable expenditures as such changes or modifications may require. For the purpose of this agreement, all references to Arthur Treacher's System shall include such future changes and modifications.

VII. TRAINING

     Franchisor shall make an Orientation Program available to Franchisee to assist Franchisee in evaluating the Franchised Business. Franchisee shall attend and complete to Franchisor's satisfaction the Orientation Program offered by

Revised:
January 1, 1997

     Franchisor. Franchisee shall commence such Orientation Program prior to execution of this Agreement at such location or restaurant as Franchisor shall designate.


     Franchisor shall also provide an initial Training Program for Franchisee prior to Franchisee's commencement of the Franchised Business. Franchisee and Franchisee's manager must attend and complete to Franchisor's satisfaction the initial Training Program. At Franchisor's option, any persons subsequently employed by Franchisee in the position of manager shall also attend and complete to Franchisor's satisfaction the Training Program. Franchisee's managers and other employees shall also attend such refresher courses, seminars, and other training programs as Franchisor may reasonably require from time to time. Franchisor shall provide instructors and training materials for all required training programs; and Franchisee or its employees shall be responsible for all other expenses incurred by Franchisee or its employees in connection with any training programs, including, without limitation, the cost of transportation, lodging, meals, and wages.

VIII.    PRE-OPENING REQUIREMENTS

Before commencing any construction of the Restaurant, Franchisee at its expense, shall comply to Franchisor's satisfaction with all of the following requirements:


     1. Franchisee shall submit to Franchisor, for Franchisor's approval, detailed plans and specifications, adapting Franchisor's then-current standard plans and specifications to Franchisee's location and to local and state laws, regulations, and ordinances. When approved by Franchisor, such plans and specifications shall thereafter not be materially changed or modified without the prior written consent of Franchisor.
     2. Franchisee shall use a qualified general contractor or construction supervisor to oversee construction or modification of the Restaurant and completion of all improvements.
     3. Franchisee shall obtain all permits and certifications required for lawful construction and operation for the Restaurant including, without limitation, zoning, access, sign, and fire requirements, and shall certify in writing to Franchisor that all permits and certifications have been obtained.
     4. Franchisee shall provide written notice to Franchisor of the date of construction of the Restaurant within seven (7) days after commencement. Franchisee shall maintain continuous construction of Restaurant premises and shall complete construction, in accordance with the approved detailed plans and
Revised:  January 1, 1997
     specifications, at Franchisee's expense, within one hundred and five (105) days after the date on which construction commences.

IX.      ADVISORY SERVICES

     During the term of this Agreement, Franchisor shall at reasonable times when the Franchisor deems it so advisable, upon the request of and at no charge to Franchisee, furnish counseling and advisory services to Franchisee with respect to the opening and operation of the Arthur Treacher's restaurant, including consultation and advice regarding the following: a) equipment selection  and  layout;  b)  employee  selection  and  training;  c) leases;  d)
     advertising and promotion; e) bookkeeping and accounting; f ) purchasing and inventory control; g) operational procedures; h) periodic inspections; and
i) new developments and improvements in the Arthur Treacher's system. Franchisor will provide two (2) days of supervision and assistance prior to opening the restaurant. Franchisor will further provide five (5) days of supervision and assistance after opening. Franchisee agrees that the furnishing and the acceptance of any advise by Franchisee from Franchisor does not change, modify, alter, extend or impose a duty on the Franchisor that is not otherwise expressly found within this franchise agreement. Franchisee further recognizes that the furnishing of any advise by Franchisor does not impose any duty on Franchisor other than the duty to act in good faith.

X.       STANDARDS AND UNIFORMITY OF OPERATION

     Franchisee recognizes the mutual benefit to Franchisee, Franchisor and other Arthur Treacher's Franchisees of the uniformity of appearance, service, products and advertising of the Arthur Treacher's system and understands that such uniformities are necessary for the successful operation of the Arthur Treacher's restaurants. Franchisee recognizes that Franchisor seeks to maintain high standards of quality, appearance, and service of the System. Franchisee agrees that it is the utmost importance to the Franchisee, Franchisor and other Franchisees that every detail of the Franchised Business maintain high uniform operating standards, to increase the demand for the products and services sold by all Franchisees, and to protect the reputation and goodwill of the Arthur Treacher's System. To this end, Franchisee warrants and covenants with respect to the operation of the Arthur Treacher's restaurant at the franchised site that Franchisee and its employees will comply with all of the requirements of the Arthur Treacher's System and will throughout the term of the agreement:


     a) Open and operate the Restaurant in conformity with such methods, standards, specifications, business practices and policies of Franchisor now in effect or hereafter promulgated by Franchisor for its Franchisees and comply with all requirements of the Arthur Treacher's System as they are now or hereafter estimated.

Revised:  January 1, 1997

     b) Permit Franchisor or its agents, at any reasonable time, to remove from the Restaurant samples of items without payment therefor, in amounts reasonably necessary for testing by Franchisor or an independent, certified laboratory to determine whether said samples meet Franchisor's then-current standards and specifications. In addition to any other remedies it may have under this Agreement, Franchisor may require Franchisee to bear the cost of such testing if the supplier or the item has not previously been approved by Franchisor, or if the sample fails to conform to Franchisor's specifications.


     c) Grant Franchisor and its agents the right to enter upon the Restaurant premises at any reasonable time to inspect, photograph, or videotape the Franchised Business, equipment, and operations therein; cooperate with Franchisor's representatives in such inspections by rendering such assistance as they may reasonably request, and upon reasonable notice from Franchisor or its agents, take such steps as may be necessary to correct immediately the deficiencies detected during any such inspection.
     d) Agrees to maintain in sufficient supply, and use at all times, only such products, materials, ingredients, supplies, and paper and plastic goods as conform to Franchisor's standards and specifications.
     e) Agrees to sell, distribute or deliver all products only in such weights, sizes, forms, and packages as meet Franchisor's standards of quality and quantity, and as have been from time to time expressly approved for sale in writing by Franchisor.
     f) Agrees Franchisor shall have the right to require that certain equipment, fixtures, furnishings, signs, paper and plastic goods, special blend batter, supplies and other products and materials required for the operation of the Restaurant be purchased solely from suppliers (including manufacturers, distributors, and other sources), who demonstrate, to the continuing reasonable satisfaction of Franchisor, the ability to meet Franchisor's then-current standards and specifications for such items. However, Franchisee may request to purchase items from an unapproved supplier or distributor. Approval must be in writing by Franchisor. Franchisee, Supplier and/or Distributor must provide Franchisor with a written request for approval, all necessary information, samples and an administrative fee of Five Hundred Dollars ($500.00). Franchisor agrees that it will not unreasonably withhold consent; however, Franchisor reserves the right to consider such factors as financial records, business reputation, delivery performance, credit rating and other such information in evaluating a proposed supplier or distributor. Franchisor reserves the right to re-inspect the facilities and products of any previously approved supplier and may revoke its approval if the supplier fails to meet any of Franchisor's standards and specifications at any time. g) Uses the Restaurant premises solely for the operation for the Franchised Business; and maintain sufficient inventory and employ sufficient employees to keep the business open and in normal operation
Revised:  January 1, 1997
     for such minimum hours or days as Franchisor may from time to time specify in the Manual or as Franchisor may otherwise approve in writing. h) Operate the Restaurant in conformity with such methods, standards, and specifications as Franchisor may from time to time prescribe in the Manual or otherwise in writing, to insure the highest degree of quality and service is uniformly maintained. i) Refurbish the Restaurant at its expense, at Franchisor's request, which shall not be more often than once every five (5) years, to conform to the building design, trade dress, color schemes, and presentation of trademarks and service marks consistent with Franchisor's then-current standards and conditions for the System, including, without limitation, redecoration, remodeling and modifications to existing improvements. Franchisee shall have eighteen (18) months from said request to complete the change. j) Comply with all applicable governmental laws, ordinances and regulations. k) Require all employees in the restaurant to wear uniforms conforming to such specifications as to color, design, etc., as Franchisor may from time to time reasonable designate.

XI.      ACCOUNTING AND RECORDS

     Franchisee agrees to submit to Franchisor no later than the tenth (10th) day of each month during the term of the Agreement after the opening of the Franchised Business, a royalty report in the form prescribed by Franchisor, accurately reflecting all gross sales during the preceding calendar month, and such other data or information as Franchisor may require from time to time in the Manual or otherwise in writing. Franchisee shall also submit to Franchisor no later than the thirtieth (30th) day of each month during the term of this Agreement, a monthly profit and loss statement, in the form prescribed by Franchisor, for the preceding calendar month. Franchisee agrees, at its expense, to provide to Franchisor a profit and loss statement and balance sheet, accompanied by a review report prepared by an independent Certified Public Accountant satisfactory to Franchisor, within ninety (90) days after the end of each fiscal year of the Franchised Business during the term hereof, showing the results of operations of the Franchised Business during said fiscal year. Franchisee agrees to submit to Franchisor a weekly report showing Franchisee sales, food costs and total labor hours upon request by Franchisor. Franchisor or its designated agents shall have the right at all reasonable times to examine and copy, at Franchisor's expense, the books, records and tax returns of the Franchised Business. Franchisor shall also have the right, at any time, to have an independent audit made of the books of the Franchised Business. If an inspection should reveal that Revised: January 1, 1997 any payments have been understated in any report to Franchisor, then
Franchisee shall immediately pay to Franchisor
     the amount understated upon demand. If an inspection discloses an understatement in any payment of three percent (3%) or more, Franchisee shall, in addition, reimburse Franchisor for any and all costs and expenses connected with inspection (including, without limitation, travel, lodging and wage expenses and reasonable accounting and legal costs). The foregoing remedies shall be in addition to any other remedies Franchisor may have. Franchisee agrees to maintain during the term of this Agreement, and shall preserve for at least four (4) years from the dates of preparation, full, complete, and accurate books, records, and accounts in accordance with generally accepted accounting principles and in the form and manner prescribed by Franchisor from time to time in the Manual or otherwise in writing. Franchisee agrees that Franchisor may impose a late fee of One Hundred Fifty Dollars ($150.00) should Franchisor refer Franchisee's account and/or file to Franchisor's legal department because of a default by Franchisee.

XII.     PROPRIETARY MARKS

     Franchisor represents with respect to the Proprietary Marks, and Franchisee acknowledges, that the Proprietary Marks are valid and that Franchisor is the owner of all right, title, and interest in and to the Proprietary Marks and the goodwill symbolized thereby.

     A. With respect to Franchisee's licensed use of the Proprietary Marks pursuant to this Agreement, Franchisee agrees that:

     1. Franchisee shall use only the Proprietary Marks designated by Franchisor, and shall use them only in the manner authorized and permitted by Franchisor. Any unauthorized use thereof shall constitute an infringement on Franchisor's rights.

     2. Franchisee shall execute any documents deemed necessary by Franchisor to obtain protection for the Proprietary Marks or to maintain their continued validity and enforceability.

     3. Franchisee shall not directly or indirectly contest the validity of Franchisor's ownership of the Proprietary Marks.

     4. In the event that litigation involving the Proprietary Marks is instituted or threatened against Franchisee, Franchisee shall promptly notify Franchisor and shall cooperate fully in defending or settling such litigation.

Revised:  January 1, 1997

B.       Franchisee expressly understands and acknowledges that:

     1. Franchisee's use of the Proprietary Marks pursuant to this Agreement does not give Franchisee any ownership interest or other interest in or to the Proprietary Marks, except the license granted by this Agreement. Upon expiration or termination of this Agreement and the license herein granted, no monetary amount shall be assigned as attributable to any goodwill associated with Franchisee's use of the System or Proprietary Marks.

     2. The right and license of the Proprietary Marks granted hereunder to Franchisee is nonexclusive, and Franchisor thus has and retains these rights, among others:
                  a. To use the Proprietary Marks in connection with selling products and services;

     b. To grant other licenses for the Proprietary marks, in addition to those licenses already granted to existing Franchisees.

     3. Franchisor reserves the right to substitute different Proprietary Marks for use in identifying the system and the business operating thereunder if Franchisor's currently owned Proprietary Marks no longer can be used, or if Franchisor in its sole discretion, determines that substitution of different Proprietary Marks, will be beneficial to the System.

XIII.    OPERATIONS MANUAL

     In order to protect the reputation and goodwill of Franchisor and to maintain high standards of operation under Franchisor's Proprietary Marks, Franchisee shall conduct its business in strict accordance with the Manual. Franchisee shall at all times treat the Manual, any other manuals created for or approved for use in the operation of the Franchised Business, and the information contained therein, as confidential, and shall use all reasonable efforts to maintain such information as secret and confidential. Franchisee shall not at any time copy, duplicate, record, otherwise reproduce the foregoing materials, in whole or in part, nor otherwise make the same available to any unauthorized person. Franchisor may from time to time revise the contents of the Manual, and Franchisee expressly agrees to comply with each new or changed standard.

     Franchisee shall at all times insure that its copy of the Manual is kept current and up to date; and, in the event of any dispute as to the contents of the Manual, the terms of the master copy of the Manual maintained by Franchisor at Franchisor's headquarters shall be controlling.

XIV.     CONFIDENTIAL INFORMATION

     Franchisee shall not, during the term of this agreement or thereafter, communicate, divulge, or use for the benefit of any other person, persons, partnership, association, or corporation any confidential information, knowledge, or know- how concerning the methods of operation of the Franchised Business hereunder which may be communicated to Franchisee or of which Franchisee may be apprised by virtue of Franchisee's operation under the terms of this Agreement. Franchisee shall execute a Non-disclosure Agreement with Franchisor as an inducement for Franchisor entering into this Agreement with Franchisee.

XV.      ADVERTISING

     Recognizing   the  value  of   advertising   and  the   importance  of  the
standardization of advertising programs to the furtherance of the goodwill and public image of the system, the parties agree as follows:

A.       Grand Opening Requirements

     Franchisee shall pay to Franchisor Two Thousand Dollars ($2,000.00) within thirty (30) days after the opening of the Franchised Business, for advertising to promote the opening of the Restaurant.

     All Grand Opening advertising shall be under the sole direction of the Franchisor and will be used to benefit the opening Franchisee as well as other Franchisees within the area market.

B.       Local Advertising Requirements

     Franchisee shall spend on local advertising not less than the minimum percentage of monthly gross sales as is prescribed by Franchisor, provided, however, that such minimum percentage shall be reduced by any contribution to a regional advertising cooperative or national advertising fund made by Franchisee pursuant to Section X., E. and F. hereof. The minimum three percent (3%) during the first full twelve months of operation of the Restaurant, and may at any time thereafter be increased or decreased by Franchisor, in Franchisor's sole discretion; provided however, that Franchisor shall not at any time during the term of this Agreement increase the minimum percentage of monthly gross sales to be spent by Franchisee on local advertising; (i) to more than five percent (5%); and (ii) by more than one percent (1%) in any twelve month period.


     Franchisor shall from time to time offer to provide to Franchisee, at Franchisee's expense, such approved advertising and promotional plans and materials as Franchisor deems advisable. All advertising and promotion of Franchisee in any manner or medium shall be conducted in a dignified manner and shall conform to such standards and requirements as are specified by Franchisor. Franchisee shall submit to Franchisor, for its prior approval (except with respect to prices to be charged), samples of all advertising and promotional plans and materials that Franchisee desires to use and which have not been prepared or previously approved by Franchisor. If written disapproval thereof is not received by Franchisee from Franchisor within ten (10) days of the date of receipt by Franchisor of such samples of materials, Franchisor shall be deemed to have given the required approval.


C.       Regional Advertising Co-operatives

     Franchisee agrees that Franchisor shall have the right, in its discretion, to designate any geographical area (such as Areas of Dominant Influence [ADI's], as defined by Arbitration on an annual basis) for purposes of establishing a regional advertising cooperative (hereinafter "Cooperative").

     1. If a  Cooperative  has been  established  applicable  to the  Franchised
Business at the time Franchisee commences operations, Franchisee shall immediately become a member of such Cooperative and shall execute an advertising cooperative agreement prepared by Franchisor. If a cooperative applicable to the Franchised Business is established at any later time during the term of this Agreement, Franchisee shall become a member of such Cooperative no later than thirty (30) days after the date on which the Cooperative commences operation. In no event shall Franchisee be required to be a member of more than one Cooperative. As long as Franchisee is a member of a Regional Cooperative, Franchisee is not obligated to advertise locally as prescribed in Section XV(B).


     2. Each Cooperative shall have the right to require its members to make contributions to the Cooperative in such amounts as are determined by the Cooperative; provided, however, that the percentage of monthly gross sales to be contributed by Franchisee to the Cooperative shall be three percent (3%) during the first full twelve months of operations of the Restaurant and may at any time thereafter be increased or decreased by the Cooperative, in the Cooperative's sole discretion; and, further provided, that the Cooperative shall not at anytime during the term of the Agreement increase the minimum percentage of monthly gross sales to be contributed by Franchisee to the cooperative: (i) to more than five percent (5%); and (ii) by more than one percent (1%) in any twelve month period.

D.       National Advertising Co-operative

     3. During the term of this agreement, Franchisor may establish a national advertising fund at such time as Franchisor deems advisable. When a national advertising fund is established, Franchisee shall be required to contribute to such fund. The percentage of monthly gross sales to be contributed to such fund shall be no more than one percent (1%) during the first full twelve months of operations, and may at any time be increased by the Franchisor at Franchisor's sole discretion to a maximum of three percent (3%) by no more than one percent (1%) in any twelve (12) month period. However, at no time shall the Franchisee be required to spend a sum greater than five percent (5%) gross sales on any combination of the advertising programs.

     1. The Franchisor or its designee will direct all advertising and promotional programs and activities, with discretion over the concepts, materials, and media used in such programs and activities and the placement and allocation thereof. The Franchisee acknowledges that the National Fund is intended to maximize general public recognition and acceptance, and the use of the Proprietary Marks of the System, and that the Franchisor or its designee undertake no obligation in administering the National Fund to make expenditures for the Franchisee which are equivalent or proportionate to the Franchisee's contribution or to ensure that any particular Franchisee benefits directly or pro rata from expenditures by the National Fund.

     2. The Franchisor will, for each of its company-owned restaurants under the System, make contributions to the National Fund on the same basis as assessments required of comparable Franchisees within the System.

     3. The National Fund, all contributions  thereto,  and any earnings thereon will be used exclusively to meet any and all costs of maintaining, administering, directing, and preparing advertising or promotional activities
(including, among other things, the costs of preparing and conducting advertising campaigns; direct mail and outdoor billboard advertising; marketing surveys and other public relations activities; use of advertising agencies to assist therein; and promotional brochures and other marketing materials for restaurants operated under the System).

     Franchisee agrees that Franchisor may impose a late fee of One Hundred Fifty Dollars ($150.00) should Franchisor refer Franchisee's account and/or file to Franchisor's legal department because of a default by Franchisee.

XVI.     INSURANCE

     Franchisee shall procure, prior to the commencement of any operations under this Agreement, and shall maintain in full force and effect at all times during the term of this Agreement, at Franchisee's expense, an insurance policy or policies protecting Franchisee and Franchisor, and their respective officers, directors, shareholders, partners, and employees against any demand or claim with respect to personal injury, death, property damage, or any loss, liability, or expense whatsoever arising or occurring upon or in connection with the Franchised Business. Arthur Treacher's, Inc., must be listed as a Loss Payee.

     Such policy shall be written by an insurance company satisfactory to Franchisor in accordance with standards and specifications set forth in the Manual or otherwise in writing, and shall include, at a minimum (except as additional coverage and high policy limits may reasonably be specified by Franchisor from time to time), the following:

     1. Comprehensive general liability insurance, including personal injury, completed operations, contractual liability, and products liability, in an amount of not less than One Million Dollars ($1,000,000.00) per occurrence for bodily injury and not less than Five Hundred Thousand Dollars ($500,000.00) per occurrence for property damage, and naming Franchisor as an additional insured in each such policy or policies.

     2. Fire, vandalism, and extended coverage insurance with primary and excess limits of not less than the full replacement value of the Restaurant premises and its furniture, fixtures, and equipment.

     3. Employer's liability, workers compensation, and such other insurance as may be required by statute or rule of the state or locality in which the Franchised Business is located and operated.

In connection with any construction, renovation, refurbishment, or remodeling of the Restaurant, Franchisee shall cause the general contractor to maintain with a reputable insurer comprehensive general liability insurance (with comprehensive automobile liability coverage for vehicles, builder's risk, private liability, and dependent contractors coverage) in at least the amount of Five Hundred Thousand Dollars ($500,000.00), with Franchisor named as an additional insured, and workers' compensation and employer's liability insurance as may be required by law. Franchisee's obligation to obtain and maintain the foregoing policy or policies in the amounts specified shall not be limited in any way by reason of any insurance which may be maintained by Franchisor, nor shall Franchisee's performance of that obligation relieve it of liability under indemnity provisions of this Agreement.
At least thirty (30) days prior to the time any insurance is first required to be carried by Franchisee, and thereafter at least thirty (30) days prior to the expiration of any such policy, Franchisee shall deliver to Franchisor Certificates of Insurance evidencing the proper coverage with limits not less than those required hereunder. All Certificates shall expressly provide that no less than thirty (30) days prior written notice shall be given Franchisor in the event of material alteration to, or cancellation of, the coverage evidenced by such Certificates. Should Franchisee, for any reason, fail to procure to maintain the insurance required by this Agreement, as such requirements may be revised from time to time by Franchisor in the Manual or otherwise in writing, Franchisor shall have the right and authority (without, however, any obligations to do so) immediately to procure such insurance and to charge same to Franchisee, which charges, together with a reasonable fee for Franchisor's expenses in so acting shall be payable by Franchisee immediately to Franchisor.

XVII.    TRANSFER OF INTEREST

A.       Transfer by Franchisee

Franchisee understands and acknowledges that the rights and duties set forth in this Agreement are personal to Franchisee, and Franchisor has granted this Franchise in reliance on Franchisee's business skill, financial capacity, and personal character. Accordingly, neither Franchisee nor any immediate or remote successor to any part of Franchisee's interest in this Franchise shall sell, assign, transfer, convey, give away, pledge, mortgage, or otherwise encumber any direct, or indirect interest in this Franchise without the prior written consent of Franchisor. In the event Franchisee is a corporation, limited partnership, business trust, partnership or similar association, the shareholders, limited partners, beneficiaries, partners or investors, as the case may be, may not sell, assign or otherwise transfer their shares or interests in such corporation, limited partnership, business trust, partnership or similar association, without the prior written consent of Franchisor. In the event Franchisor (or a shareholder) is a corporation, all stock certificates of Franchisee or Shareholder, as the case may be, shall have conspicuously endorsed upon them a legend in substantially the following form:

     A transfer of this stock is subject to the terms and conditions of an Arthur Treacher's Franchise Agreement dated the ____ day of __________, 19____.


     Any purported assignment or transfer, by operation of law or otherwise, not having the written consent of Franchisor shall be null and void and shall constitute a material breach of this Agreement. Franchisor shall not unreasonably withhold its consent to transfer of interest in this Franchise; provided, however, that if a transfer, alone or together with other previous, simultaneous, or proposed transfers, would have the effect of transferring a controlling interest in the Franchised Business, Franchisor may, in its sole discretion, require any or all of the following conditions of its approval;


     1. Franchisee is not in default of any provision of this Agreement, any amendment hereof or successor hereto, or any other agreement between Franchisee and Franchisor, or its subsidiaries and affiliates;


     2. The Franchisee and its owner(s) shall execute a general release, in a form satisfactory to Franchisor, of any and all claims against company, and its respective officers, directors, employees, affiliates, shareholders, representative and agents;

     3. The transferee shall execute, for a term ending on the expiration date of the Agreement and with such renewal term as may be provided by this Agreement, the standard form Franchise

     Agreement then being offered to new Franchisees; provided, however, that the transferee shall not be required to pay any initial Franchise Fee and the Exclusive Territory provided for in this Agreement shall remain the same;

     4. The transferee, at its expense shall upgrade the Restaurant to conform to then-current standards and specifications of Restaurants, and shall complete the upgrading and other requirements within the time specified by Franchisor;

     5. At the transferee's expense, the transferee and its manager(s) shall complete any training programs then in effect for Franchisees upon such terms and conditions as Franchisor may reasonably require;

     6. Except in the case of a transfer to a corporation formed for the convenience of ownership, Franchisee shall pay a transfer fee of Ten Thousand Dollars ($10,000.00).

     Franchisor reserves the right to require any additional conditions prior to Franchisor's consent to transfer of interest.



B.       Offerings by Franchisee

     Securities of partnership interests or stock in Franchisee may be sold, by private offering or otherwise, only with the prior written consent of Franchisor, which consent shall not be unreasonably withheld; provided, however, Franchisee shall pay to Franchisor, an offering fee of One Thousand Dollars ($1,000.00). All offerings must comply to Section XVII(A) stated above.

C.       Transfer upon Death or Mental Incompetency

     Upon the death or mental incompetency of any person with an interest in the Franchise, the executor, administrator, or personal representative of such person shall transfer within two (2) months after such death or mental incompetency his interest to a third party approved by Franchisor. Such transfers, including, without limitation, transfers by devise or inheritance, shall be subject to the same conditions as any other inheritance transfer. However, in the case of transfer by devise or inheritance, if the heirs or beneficiaries of any such person are unable to meet the conditions, the personal representative of the deceased Franchisee shall have reasonable time to dispose of the deceased's interest in the Franchise, which disposition shall be subject to all the terms and conditions of transfers contained in this Agreement.

16
D.       Right of First Refusal

Revised:  January 1, 1997



     Any party holding any interest in this Franchise who desires to accept any bona fide offer from a third party to purchase such interest shall notify Franchisor in writing of each such offer, and shall provide such information and documentation relating to the offer as Franchisor may require. Franchisor shall have the right and option, exercisable within thirty (30) days after receipt of such written notification, to send written notice to the seller that Franchisor intends to purchase the seller's interest on the same terms and conditions offered by the third party. In the event that Franchisor elects to purchase the seller's interest, closing on such purchases must occur within thirty (30) days from the date of notice to seller of the election to purchase by Franchisor unless otherwise extended by Franchisor. Any material change in the terms of any offer prior to closing shall constitute a new offer subject to the same rights of first refusal by Franchisor as in the case of an initial offer. If Franchisee fails to complete such sale within ninety (90) days following the refusal or failure to act by Franchisor, then Franchisee may not complete such transaction without first offering the same to Franchisor again as provided above.


E.       Franchisor's Option to Purchase

     1. If this agreement is terminated or canceled by reason of default in performance or for any other reason, except the sale or transfer thereof to another as set forth in Section XVII above, Franchisee must offer to sell the assets of the Franchised Business or Franchisee's interest therein, to Franchisor. The term "Assets" means equipment, inventory and leasehold interests. If the parties are unable to agree as to a purchase price and terms, the fair market value of the Franchised Business (to be deemed without goodwill or going concern value) shall be determined by three appraisers. Franchisee shall select one and Franchisor shall select one, and the two appraisers so chosen shall select a third appraiser. The decision of a majority of the appraisers so chosen shall be conclusive. If Franchisor elects to purchase the assets of the Franchised Business, the purchase price will be reduced by A) the current and long term liabilities or the Franchised Business assumed by Franchisor; B) the amount necessary to upgrade and renovate the restaurant to meet company's then current standards for restaurants; and C) any outstanding obligations owed by Franchisee to Franchisor, including but not limited to, royalties and advertising fees. The balance of the purchase price, after deductions described above, is payable as follows: Ten percent (10%) of the balance at the time of closing and the remainder in sixty (60) equal monthly installments of principal plus interest at a rate of interest at ten (10) percent per annum. Franchisor shall have the right, at any time within 30 days after being advised in writing of the decision of the appraisers as aforesaid, to exercise its option to purchase such Franchised Business as set forth above. Nothing contained in this paragraph shall be deemed to be a waiver by Franchisor of any default by Franchisee under this agreement nor shall the exercise of the option to purchase contained in this paragraph affect any other rights or remedies granted to Franchisor hereunder or otherwise available
Revised:  January 1, 1997
     to it. Nothing in this provision should be construed as to impose a duty on Franchisor to purchase the Franchised Business from Franchisee.


     2. Notwithstanding the provisions set forth in Section XVII(1), if, within forty-five (45) days following any termination or cancellation of this Agreement by reason of expiration of term, Franchisee shall receive a bona fide offer for and desires to sell the Franchised Business, Franchisee shall offer the same in writing to Franchisor at the same price and on the same terms or the monetary equivalent; which offer Franchisor may accept at any time within thirty (30) days after receipt thereof. If Franchisor declines, or does not within such thirty (30) day period accept such offer, then Franchisee may sell, transfer, assign, lease or sublet such interest to such buyer, but not at a lower price nor on more favorable terms than have been offered to Franchisor. If Franchisee fails to complete such sale within forty-five (45) days following the refusal or failure to act by Franchisor, Franchisee must then sell the Franchised Business to Franchisor pursuant to the terms and conditions set forth in Section XVII(1).

F.       Transfer by Franchisor

     Franchisor shall have the right to transfer or assign all or part of its right or obligations herein to any person or legal entity.

XVIII.            TAXES, PERMITS, AND INDEBTEDNESS

     Franchisee shall promptly pay when due all taxes levied or assessed, including, without limitation, unemployment and sales taxes, and all accounts and other indebtedness of every kind incurred by Franchisee in the conduct of the Franchised Business under this Agreement. Franchisee shall pay to Franchisor an amount equal to any sales tax, gross receipts tax, or similar tax (other than income tax) imposed on Franchisor with respect to any payments Franchisor required under this Agreement, unless the tax is credited against income tax otherwise payable by Franchisor. Franchisee shall comply with all federal, state, and local laws, rules, and regulations, and shall timely obtain any and all permits, certificates, or licenses necessary for the full and proper conduct of the Franchised Business under this Agreement, including, without limitation, licenses to do business, fictitious name regulations, sales tax, permits, health and sanitation permits and ratings, and fire clearance. Franchisee shall notify Franchisor in writing within five (5) days of commencement of any action, suit, or proceeding, and of the issuance of any order, writ, injunction, award, or decree of any court, agency or other governmental instrumentality, which may adversely affect the operation or financial condition of the Franchised Business.

XIX.     DEFAULT AND TERMINATION

A.       Automatic Termination

     Franchisee  shall be deemed to be in default under this Agreement,  and all
rights  granted  herein  shall   automatically   terminate   without  notice  to
Franchisee, upon the occurrence of any of the following, if Franchisee:

     (1) Files a petition under any bankruptcy or reorganization law, becomes insolvent, or has a trustee or receiver appointed by a court of competent jurisdiction for all or any part of Franchisee's property;

     (2)  Has  an   involuntary   proceeding   filed  under  any  bankruptcy  or
reorganization laws or any other laws and not have such proceeding be dismissed within sixty (60) days;

         (3) Seeks to effect a plan of liquidation, reorganization, composition or arrangement of Franchisee's affairs;

         (4)      Makes a general assignment for the benefit of creditors;

     (5) Abandons the Franchised Business by failing to operate the business for five consecutive days during which Franchisee is required to operate the business, or any shorter period after which it is not unreasonable under the facts and circumstances for Franchisor to conclude that Franchisee does not intend to continue to operate the franchise, unless such failure to operate is due to fire, flood, earthquake or other similar causes beyond Franchisee's control;

     (6) Loses the right of possession, for any cause whatsoever, as owner or lessee of the real property on which the restaurant is located; however, if all or a substantial part of the real property on which the restaurant facility is located is taken by eminent domain proceedings so as to make the restaurant facility not in compliance with Franchisor's construction specifications or so as to make the restaurant facility inoperable for the purpose of carrying out the requirements of this Agreement, then Franchisor and Franchisee will agree on a new location for the restaurant facility in accordance with the then-current construction specifications of Franchisor within one hundred eighty (180) days after the designation of such location. All of the terms of this Agreement not specifically modified herein shall apply to the construction, maintenance and operation of such new restaurant facility; or

     (7) Fails to open a restaurant within twelve (12) months after the execution of this Franchise Agreement; unless otherwise waived in writing by Franchisor.


B.       Termination By Franchisor


Revised:  January 1, 1997

         Franchisor, at its option, may terminate this Agreement immediately upon notice to Franchisee, if Franchisee:

     1. Is convicted of a felony, a crime involving moral turpitude, or any other crime or offense that Franchisor believes is reasonably likely to have an adverse effect on the System, the Proprietary Marks, the goodwill associated therewith, or Franchisor's interest therein;

         2. Fails to comply with his agreement not to compete during the term of this Agreement;

     3. Discloses or divulges the contents of the Manual or other confidential information provided to Franchisee by Franchisor contrary to the terms hereof;

     4. Misuses or makes any unauthorized use of the Proprietary Marks or otherwise materially impairs the goodwill associated therewith or Franchisor's rights therein;

     5. Engages in any business or markets any service or product under a name or mark which, in Franchisor's opinion is confusingly similar to the Proprietary Marks;

     6. After curing any default, engages in the same noncompliance whether or not such noncompliance is corrected after notice; or repeatedly fails to comply with one or more requirements of the franchise, whether or not corrected after notice;

         7. Commits acts which may or do constitute endangerment of Public Health or Safety;

     8. Falsifies any report required to be furnished to Franchisor or has a discrepancy in gross sales as reported to Franchisor of five percent (5%) or more;

     9. Fails to satisfy any judgment against Franchisee within thirty (30) days after the judgement is entered and becomes final;

     10. Fails to restore the restaurant facility to full operation within a reasonable period of time (not to exceed one hundred eighty (180) days without written permission of Franchisor) after the restaurant is rendered inoperable by any casualty;

     11. Engages in material dishonesty or fraudulent misrepresentation in the procurement or operation of the Franchised Business; or

     12. Fails to perform any of the terms and conditions contained in this Agreement, but not listed above, when such default continues for forty five (45) days after Franchisor gives written notice of said default to Franchisee or if the default cannot be reasonably corrected within such forty-five(45) day period, to

Revised:  January 1, 1997
     initiate within such time substantial and continuing action to cure the default and to produce evidence thereof to Franchisor;
     In addition to Franchisor's right to terminate this Agreement, and not in lieu thereof, Franchisor may enter into the restaurant and exercise complete authority with respect to the operating thereof until such time as Franchisor shall determine that the default of Franchisee has been cured and that Franchisee is complying with the requirements of this agreement. Franchisee specifically agrees that a designated representative of Franchisor may take over control and operate a restaurant facility and that Franchisee shall reimburse Franchisor for the full compensation paid to such representative including any and all expenses reasonably incurred by such representative should be necessary until the default has been cured and Franchisee is complying with the terms of the Franchise Agreement.

XX.      OBLIGATIONS UPON TERMINATION OR EXPIRATION

     A. Upon termination or expiration of this Agreement, all rights granted hereunder to Franchisee shall forthwith terminate, and Franchisee shall immediately cease to operate the Franchised Business under this Agreement.
     B. Franchisee shall immediately and permanently cease to use, in any manner whatsoever, any confidential methods, procedures and techniques associated with the System; the Proprietary Mark "Arthur Treacher's" and all other Proprietary Marks and distinctive forms, slogans, signs, symbols, and devices associated with the System; provided, however, that this Section XX(B) shall not apply to the operation of any other Franchise under the System which may be granted by Franchisor to Franchisee. C. Franchisee shall take such action as may be necessary to cancel any assumed name or equivalent registration which contains the mark "Arthur Treacher's" or any other service mark or trademark of Franchisor. D. Franchisee shall, at Franchisor's option, assign to Franchisor any interest which Franchisee has in any lease or sublease for premises of the Franchised Business. In the event Franchisor does not elect to exercise its option to acquire the lease or sublease for the premises of the Franchised Business, Franchisee shall make such modifications or alterations to the premises operated hereunder (including, without limitation, the changing of all the interior wallpaper, the perimeter design lighting, the menu board, any and all awnings, and the telephone number) immediately upon termination or expiration of the Agreement as may be necessary to distinguish the appearance of said premises from that of other Restaurants under the System, and shall make such specific additional changes thereto as Franchisor may reasonably request for that purpose. In the event Franchisee fails or refuses to comply with the requirements of Section XIV., Franchisor shall have the right to enter upon the premises where Franchisee's Franchised Business was conducted without being guilty of trespass or any other tort, for the purpose of making or causing to be made such changes as may be required, at the expense of Franchisee, which expense Franchisee agrees to pay upon demand.

Revised: January 1, 1997

     E. Franchisee shall promptly pay all sums owing to Franchisor and its subsidiaries and affiliates. Franchisee shall pay damages for the right to receive the royalty fees for each year or portion thereof remaining in the original term of this agreement, together with any other damages suffered by Franchisor as a result of such default, and Franchisee shall have no further claim hereunder. The damages for royalties due during the remainder of the original term of this agreement shall be calculated by multiplying the four (4) highest monthly amounts of all fees paid by Franchisee, times three (3), and then times the number of years remaining in the term, as calculated from the effective date of this agreement. Franchisee shall pay to Franchisor in addition to any amounts found to be due and owing, all expenses incurred by Franchisor as a result of any such default, including reasonable attorneys' fees. Such termination, however, shall not affect the obligation of Franchisee hereunder to take action or abstain from taking action after the termination hereof. F. Franchisee shall immediately deliver to Franchisor all documents and manuals, including but not limited to, the Manual, records, files, instructions, correspondence, all materials related to operating the Franchised Business. G. Franchisor shall have the option, to be exercised within thirty (30) days after termination or expiration, to purchase from Franchisee any or all of Franchisee's paper goods, containers, menus, and any and all other items bearing Franchisor's name, trademarks, or service marks at Franchisee's cost or fair market value at the time of termination, whichever is less, and Franchisee's restaurant equipment and all furniture and fixtures which are wholly owned by Franchisee on the basis of Franchisee's cost or fair market value, whichever is less.

XXI.     INDEPENDENT CONTRACTOR

     It is understood and agreed by the parties hereto that this Agreement does not create a fiduciary relationship between them; that Franchisee shall be an independent contractor. During the term of this Agreement and any extensions hereof, Franchisee shall hold itself out to the public as an independent contractor operating the business pursuant to a Franchise from Franchisor. Franchisee agrees to take such action as may be necessary to do so, including, without limitation, exhibiting a notice of that fact in a conspicuous place in the Franchised premises, the content and form of which Franchisor reserves the right to specify. It is understood and agreed that nothing in this Agreement authorizes Franchisee to make any contract, agreement, warranty, or representation on Franchisor's behalf, or to incur any debt or other obligation in Franchisor's name.

XXII.    UNDERSTANDINGS REGARDING GOODWILL AND NON-COMPETITION



Revised:  January 1, 1997

     Franchisee agrees that during the term of this Agreement, except as otherwise approved in writing by Franchisor, Franchisee (or representative) shall devote full time, energy, and best efforts to the management and operation of the Franchised Business hereunder. Franchisee agrees that during the term of this Agreement, except as otherwise approved in writing by Franchisor, Franchisee shall not either directly or indirectly, for itself, or through, on behalf of, or in conjunction with any person, persons, or legal entity:


     A. Divert or attempt to divert any business customer of the Franchised Business hereunder to any competitor, by direct or indirect inducement or otherwise, or do or perform, directly or indirectly, any other act or injurious or prejudicial to the goodwill associated with Franchisor's Proprietary Marks and the System.
     B. Employ or seek to employ any person who is at that time employed by Franchisor or by any other Franchisee or developer of Franchisor, or otherwise directly or indirectly induce such person to leave his or her employment.


     Franchisee agrees that, except as otherwise approved in writing by Franchisor, Franchisee shall not, during the term of this Agreement and for a continuous uninterrupted period commencing upon expiration or termination of this Agreement, regardless of the cause for termination, and continuing for two
(2) years thereafter, either directly or indirectly, for itself, or through, on behalf of, or in conjunction with any person, persons, or legal entity, own, maintain, operate, engage in being employed by, or have any interest in any food service business which is similar to the Franchised Business and which features products similar to the type sold at the Franchised Business and which is or is intended to be, located within the Exclusive Territory, or within five (5) miles of any Arthur Treacher's Restaurant. The parties acknowledge that the above-mentioned prohibition is based on the reason and understanding that Franchisee, it's managers and key employees would be possessed of knowledge of business and operating methods and trade secrets, disclosure of which would prejudice the interest of Franchisor and its other Franchisees. Franchisee further understands and acknowledges the difficulty of ascertaining monetary damages and the irreparable harm that would result from breach of these covenants. If any part of this restriction is found to be unreasonable in time or distance, each month of time or mile of distance may be reduced by appropriate order of the court to that deemed reasonable. Franchisor may seek injunctive relief to enforce such non-competition at law or in equity. For the protection of the entire System at Franchisor's request, Franchisee shall require and obtain execution of non- competition covenants as Franchisor shall reasonably designate from Franchisee's key employees and managers.

XXIII.            APPROVALS


Revised:  January 1, 1997

     Whenever  this  Agreement   requires  the  prior  approval  or  consent  of
Franchisor, Franchisee shall make a timely written request to Franchisor therefor, and such approval or consent shall be obtained in writing.

XXIV.             NOTICES

     Any and all notices required or permitted under this Agreement shall be in writing and shall be personally delivered or mailed by certified or registered mail, return receipt requested, to the respective parties at the following designated addresses by written notice to the other party:

                  Notices to Franchisor:        President
                                                Arthur Treacher's, Inc.
                                                7400 Baymeadows Way, Suite 300
                                                Jacksonville, FL  32256
                                                (904) 739-1200

                  Notices to Franchisee:

                                                  ____________________________
                           Phone number:       ____________________________


XXV.     ENTIRE AGREEMENT

     This Agreement, the Offering Circular, the documents referred to herein, and the Attachments hereto, if any, constitute the entire, full, and complete Agreement between Franchisor and Franchisee concerning the subject matter hereof and no representations, inducements, promises or agreements, oral or otherwise, between the parties not embodied herein shall be of any force or effect. Except for those permitted to be made unilaterally by Franchisor hereunder, no amendment, change or variation from this Agreement shall be binding on either party unless mutually agreed to by the parties and executed by their authorized officers or agents in writing.

XXVI.             SEVERABILITY AND CONSTRUCTION

     Except as expressly provided to the contrary herein, each portion, section, part, term, and/or provisions of this Agreement shall be considered severable; and if, for any reason, any portion, section part, term, and/or provision herein is determined to be invalid and contrary to, or in conflict with, any existing or future law or regulation by a court or agency having valid jurisdiction, such shall not impair the operation of, or have any other effect upon, such other
Revised:  January 1, 1997
                                                        24

     portions, sections, parts, terms and/or provisions of this Agreement as may remain otherwise intelligible; and the latter shall continue to be given full force and effect and bind the parties hereto; and said invalid portions, sections, parts, terms, and/or provisions shall be deemed not to be a part of this Agreement.
     All acknowledgments, promises, covenants, agreements and obligations herein made or undertaken by Franchisee shall be deemed jointly and severally undertaken by all those executing this Agreement on behalf of Franchisee. Captions and section headings are used herein for convenience only. They are not part of this agreement and should not be used in construing it.

XXVII.      WAIVER

     No waiver, delay, omission or forbearance on the part of Franchisor to exercise any right, option, duty or power arising from any default or breach by Franchisee shall affect or impair the rights of Franchisor with respect to any subsequent default of the same or a different kind; nor shall any delay or omission of Franchisor to exercise any right arising from any such default or any future default.

XXVIII.     APPLICABLE LAW AND FORUM

     A. Choice of Law. This Agreement shall be governed by, and construed in accordance with, the laws of the state of Florida, which laws shall prevail in the event of any conflict of law; provided, however, that if any of the provisions will not be enforceable under the laws of Florida then such provisions shall be interpreted and construed under the laws of the state in which the premises of Franchised Business is located. The parties agree that the laws of the state of Florida shall apply to any claim arising out of any cause whatsoever, whether such cause be based in contract, negligence, strict liability, tort or otherwise. B. Venue and Jurisdiction. The parties agree that any action brought by either party against the other in any court, whether federal or state, must be instituted and prosecuted in either the state or federal courts located in Duval County, Florida and do hereby waive all objections to personal jurisdiction or venue for the purpose of carrying out this provision.




XXIX.             ACKNOWLEDGMENTS OF FRANCHISEE

     A. Franchisee Acceptance of Business Risk: Franchisee acknowledges that it has conducted an independent investigation of the Franchised Business, and recognizes that the business venture contemplated by this Agreement involves business risks and that its success will be largely dependent upon the ability of the Franchisee as an independent businessperson. Franchisor expressly disclaims the making of, and Franchisee
Revised:  January 1, 1997
     acknowledges that it has not received, any warranty or guarantee, express or implied, as to the potential volume, profits, or success of the business venture contemplated by this Agreement.
                                                          Initial ______

     B. Franchisee Acknowledgment That Franchisor Does Not Guarantee the Success or Profitability of the Franchise: Franchisee acknowledges that Franchisor does not guarantee the success or profitability of the franchise or restaurant in any manner whatsoever and shall not be liable thereof. Franchisee further acknowledges that franchisor and its representatives have made no representations to Franchisee other than or inconsistent with the matters set forth in the Uniform Franchise Offering Circular provided to Franchisee, and that Franchisee has undertaken this venture solely in reliance upon the matters set forth in the U.F.O.C. and Franchisee's own independent investigation of the merits of this venture.
                                                     Initial ______

     C.  Franchisee   Acknowledgment  of  Franchisee's  Opportunity  to  Consult
Counsel: Franchisee acknowledges that it has read and understood this Agreement, the Attachments hereto, and agreements relating thereto, if any, and that Franchisor has accorded Franchisee ample time and opportunity to consult with attorneys of Franchisee's own choosing about the potential benefits and risks of entering into this Agreement.
                                                            Initial ______

     D.  Franchisee   Acknowledgment  of  Franchisee's   Receipt  of  Documents:
Franchisee acknowledges that it received the disclosure document required by the Trade Regulation Rule of the Federal Trade Commission entitled "Disclosure
Requirements and Prohibitions Concerning Licensing and Business Opportunity Ventures" at least ten (10) business days prior to the date on which this agreement was executed.
                                              Initial ______

XXX.     LIMITATION OF DAMAGES; ATTORNEY FEES

     A. Limitation of Damages. It is understood and agreed that Franchisor's liability, whether in contract or in tort, under any warranty, in negligence, or otherwise, shall not exceed actual out-of-pocket damages of Franchisee. Franchisee hereby waives, to the fullest extent permitted by law, any right to or claim to any punitive, exemplary, incidental, indirect, special or consequential damages (including, without limitation, loss of profits) against Franchisor arising out of any cause whatsoever (whether such cause be based in contract, negligence, strict liability, other tort or otherwise) and agrees that in the event of a dispute, Franchisee shall be limited to
Revised:  January 1, 1997
     the recovery of any actual damages sustained by Franchisee in the form of actual money paid by Franchisee to Franchisor. If any other term of this agreement is found or determined to be unconscionable or unenforceable for any reason, the foregoing provisions shall continue in full force and effect, including, without limitation, the waiver of any right to or claim to any consequential and punitive damages.

     B. Attorney Fees. Should Franchisee institute an action of any kind whatsoever against Franchisor, whether a court proceeding, arbitration claim or mediation, that in any way arises out of this agreement, any breach thereof, or, any tort or negligence claim stemming from the Franchisor/Franchisee relationship, then Franchisor shall recover from Franchisee all its costs, expenses and reasonable attorney's fees incurred in defending said action should Franchisor prevail. Franchisee agrees that "prevail" includes Franchisor's offer of settlement as set forth below. Should Franchisor institute an action, whether a court proceeding, arbitration claim or mediation, that in any way arises out of this agreement or any alleged breach thereof, Franchisor shall recover from Franchisee its costs, expenses and reasonable attorney's fees incurred in prosecuting said action.
     Franchisor's Offers of Settlement. Should Franchisor, during any time during a court proceeding, arbitration claim or mediation, make a written offer of settlement to Franchisee which is subsequently rejected by Franchisee, and Franchisee fails to recover over and above the amount stated in the offer of settlement, then Franchisee shall pay all of Franchisor's costs, expenses and reasonable attorney's fees incurred after the date of the written offer of settlement.

XXXI.             MUTUAL WAIVER OF A TRIAL BY JURY; ARBITRATION

     A. Mutual Waiver of a Trial by Jury. Each party hereby covenants and agrees that in any litigation, suit, action, counterclaim or proceeding, whether at law or in equity, which arises out of, concerns, or relates to this agreement, any and all transactions contemplated hereunder, the performance thereof, or otherwise, trial should be to a court of competent jurisdiction and not to a jury. Each party hereby irrevocably waives any right it may have to a trial by jury. Any party may file an original counterpart or a copy of this agreement with any court as written evidence of consent of the parties hereto of the waiver of their right to trial by jury. Neither party has made or relied upon any oral representations to or by the other party regarding the enforceability of the provision. Each party has read and understands the effect of this jury waiver provision. If any other term of this agreement is found or determined to be unconscionable or unenforceable for any reason, the foregoing provisions shall continue in full force and effect.

     B. Arbitration. Should Provision XXXI(A) be deemed unconscionable or unenforceable for any reason, the parties agree to submit to mediation or to arbitration upon application of either party to the Court. Any controversy or dispute arising out of, or relating to the franchise or this agreement, whether in contract or in tort, including, but not limited to, any claim by Franchisee, or any person in privity with or claiming through, on behalf of or in the right of Franchisee, concerning the entry into, performance under or termination of, this
Revised:  January 1, 1997
     agreement or any other agreement entered into by Franchisor, or its subsidiaries or affiliates, and Franchisee, any claim against a past or present employee, officer, director or agent of Franchisor; any claim of breach of this agreement; and any claims arising under state or federal laws, shall be submitted to arbitration, upon petition, for final and binding arbitration and as the sole and exclusive remedy for any such controversy or dispute. The parties further agree that upon petition for and submission to arbitration, the following must apply:

         1.       The arbitration shall be held in Duval County, Florida; and

         2. Each party will select one arbitrator and the two so chosen will select a third; and,

         3. The Federal Rules of Civil Procedures and the Federal Rules of Evidence shall be strictly applied by the arbitrators; and

         4. Unless such a limitation is prohibited by applicable law, the arbitrators shall have no authority to award punitive, exemplary, special, incidental, indirect or consequential damages; and

     5. The award or decision by a majority of the arbitrators shall be final and binding on the parties, except that either party may within thirty (30) days of such award or decision appeal the same to any court having subject matter jurisdiction in the state where the arbitration took place, utilizing the standard of review that would be utilized by an appellate court in reviewing a similar award or decision issued in a trial court; and

     6. Each party shall have the right to seek from an appropriate court provisional remedies including, but not limited to, temporary restraining orders or preliminary injunctions before, during or after arbitration. Neither party need await the outcome of the arbitration before seeking provisional remedies. Seeking of such remedies shall not be deemed to be a waiver of either party's right to compel arbitration; and

     7. No arbitration under this agreement shall include, by consolidation, joinder or in any other manner, any person other than the Franchisee and Franchisor and any person in privity with or claiming through, in the right of or on behalf of Franchisee or Franchisor, unless both parties consent in writing.

XXXII.    ADVISE OF COUNSEL

     Each party acknowledges that it has been advised by its own counsel, or has had the opportunity to consult with an attorney, with respect to the transaction governed by this agreement, and specifically with respect to the terms of Paragraph 30, which concerns the limitation of damages and with respect to the terms of Paragraph 31, which concerns the waiver of each party's right to trial by jury.

     IN WITNESS, WHEREOF, the parties hereto have duly executed, sealed, and delivered this Agreement on the day and year first written above.

                                                Arthur Treacher's Fish & Chips

Revised:  January 1, 1997

                                                     Arthur Treacher's, Inc.


                                                    ---------------------------


                                            Title:   ----------------------



                                                     FRANCHISEE

                                                     ------------------------



                                                     -------------------------





Revised:  January 1, 1997

                                                     EXHIBIT A


         The location of Franchised Business shall be:

                                          ______________________________

                                          ______________________________

                                          ______________________________

                                          ______________________________


         The description of the Exclusive Territory is described as:



Revised:  January 1, 1997

                                                     EXHIBIT B

                                             NON-DISCLOSURE  AGREEMENT



THIS AGREEMENT was executed this _____ day of ____________, 19____



BETWEEN:
                  ARTHUR TREACHER'S, INC.
                  Hereafter called "FRANCHISOR".

                  - and -


                  ________________________________
                  Hereinafter called the "FRANCHISEE"



     WHEREAS, the Franchisor and the Franchisee, concurrently with the execution of this Agreement, have entered into an agreement relating to the Franchisee's operation of an Arthur Treacher's Fish & Chips Restaurant;

     WHEREAS the Franchisee, during the term of the Franchise Agreement, will be provided with certain confidential information and trade secrets as described below the disclosure of which would result in substantial injury to the Franchisor and to Arthur Treacher's, Inc.;

     NOW THEREFORE in consideration for the grant of this franchise and other good and valuable consideration (receipt whereof is hereby acknowledged by the parties hereto), the parties hereto hereby agrees as follows:


     1. During the term of the Franchise  Agreement,  or at any time thereafter, the Franchisee shall not directly or indirectly disclose or furnish to any person, firm, partnership, or corporation or other entity, except as necessary to carry out the franchise operation, any information as to Arthur Treacher's methods of operations, preparation of food, formulae, recipes, processes, or any information contained in any training manuals, policy manuals, operations manuals, forms, specifications, or any other confidential or proprietary information provided to the Franchisee by the Franchisor or by Arthur Treacher's, Inc. The Franchisee acknowledges that he or she had no independent knowledge of the information described in this paragraph 1 prior to the execution of the Franchise Agreement.

     2. Upon termination of the Franchise Agreement for any reason or at any time thereafter, the Franchisee shall not directly or indirectly use for itself or disclose or furnish to any person, firm, partnership, corporation, or other confidential or proprietary information provided to the Franchisee by the Franchisor or by Arthur Treacher's, Inc.
Revised:  January 1, 1997

     3. The Franchisee shall not make copies of any formula, recipe, training manual, operation manual, specification, form, or other confidential or proprietary written material provided to the Franchisee by the Franchisor or by Arthur Treacher's, Inc., and upon termination of the Franchise Agreement for any reason, shall return all such materials to the Franchisor.

     4. In the event of a breach of this Agreement by the Franchisee, the Franchisee agrees that such breach shall constitute serious injury to the Franchisor which injury could not adequately be compensated for by damages, therefore, in addition to any damage and other relief to which the Franchisor may be entitled, the Franchisor may seek relief by way of interlocutory or permanent injunction without the necessity of proving actual injury or damages to the Franchisor.

5. The Franchisee has read this Agreement and understands the requirements and obligations of this Agreement.

     6. In the event that the Franchisee should breach this Agreement, Arthur Treacher's, Inc., shall be entitled to recover from the Franchisee, in addition to any remedies afforded by law or equity, all costs (including attorney fees) incurred in seeking any such remedy.

     7. The Franchisee further agrees that all restrictions contained herein are reasonable and valid and all defenses thereto and the strict enforcement thereof by the Franchisor are waived by the Franchisee.

8.       The Agreement shall be governed by the laws of Florida.



                                             _______________________________
                                                      Franchisee




                                                 Arthur Treacher's, Inc.
                                                 by:_______________________






                                                      NOTARY


Revised:  January 1, 1997

STATE OF ________

COUNTY OF _______


The foregoing instruments were acknowledged before me this _____ day of

__________, 19___, by ___________________________________.

Personally known _________   OR    Produced Identification ________________


                                                     ______________________
                                                     Notary



STATE OF ________

COUNTY OF _______

The foregoing instruments were acknowledged before me this _____ day of

__________, 19___, by ___________________________________, in his corporate capacity as _______________ of ARTHUR TREACHER'S, INC.

Personally known _________   OR    Produced Identification ________________


                                                     ______________________
                                                     Notary







Revised:  January 1, 1997

EXHIBIT 10.11              Form of Warrant exercisable at $1.51 per share

                                         Warrant to Purchase up to 430,000
                                              shares of Common Stock

                                              ARTHUR TREACHER'S, INC.

                                           Common Stock Purchase Warrant


     NEITHER THIS WARRANT NOR THE sale, assignment or hypothecation shall be effected by the Holder surrendering this Warrant for cancellation at the office of the Company referred to in Section 2 hereof, accompanied by an opinion of counsel satisfactory to the Company and its counsel, stating that such transferee is a permitted transferee under this Section 3 and that such transfer is to an "accredited investor" within the meaning of the Act and does not violate the Act or such state securities laws.

     The Company covenants and agrees that all shares of Common Stock which may be issued upon exercise of this Warrant will, upon issuance, be duly and validly issued, fully paid and nonassessable and no personal liability will attach to the holder thereof. The Company further covenants and agrees that during the periods within which this Warrant may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of its Common Stock to provide for the exercise of this Warrant.

                           The Warrant shall not entitle the Holder to any
rights, including, without limitation, voting rights, as a stockholder of the Company.

     (a) If, at any time commencing after the date hereof, the Company proposes to register any of its securities under the Securities Act of 1933 (the "Securities Act") (other than in connection with a merger or pursuant to Form S-8 or other comparable Form) it will give written notice by registered mail, at least thirty (30) days prior to the filing of any such registration statement, pre-effective or post-effective amendment thereto (the "Registration Statement"), to Holder of its intention to do so. If Holder notifies the Company within twenty (20) days after receipt of any such notice of his desire to include the shares of Common Stock underlying the Warrant (the "Warrant Shares") owned by it in such proposed Registration Statement, the Company shall afford Holder the opportunity to have any of its Warrant Shares registered under such Registration Statement provided that in the opinion of counsel for the Company such inclusion does not pose any significant legal problem. However, there can be no assurance that the Company will effectuate any public offering of its securities.

     If the managing underwriter in such offering shall advise the Company that it declines to include a portion or all of the Warrant Shares requested by the Holders to be included in the registration statement, then (A)
     registration of all of the Warrant Shares shall be excluded from such registration statement on the condition that all securities to be registered by other selling security holders, if any, are also excluded and (B) registration of a portion of such Warrant Shares shall be excluded if, such portion is allocated among Holder and any other selling security holders in proportion to the respective numbers of securities to be registered by Holder and other selling security holder. In such event the Company shall give Holder prompt notice of the number of Warrant Shares excluded. (b) Notwithstanding the provisions of this Section 6, the Company shall have the right at any time after it shall have given written notice pursuant to this Section 6 (irrespective of whether a written request for inclusion of the Warrant Shares shall have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof.

     (c) In the case of each registration effected by the Company pursuant to this Section 6, the Company will keep Holder or its Permitted Assignee advised in writing as to the initiation of each registration and as to the completion thereof. As used in this Agreement, "Permitted Assignee" shall mean an "affiliate" of Holder as defined in Rule 144 of the Securities Act or any other transferee pursuant to a transfer made in compliance with applicable state and federal securities laws. At its expense, the Company will:

     (i) Keep such registration effective for a period of 9 months or until Holder or its Permitted Assignee has completed the distribution described in the Registration Statement relating thereto, whichever occurs later.

     (ii) Furnish such number of prospectuses and other documents incident thereto as Holder or its Permitted Assignee from time to time may reasonably request.

                  (d)      Indemnification will be furnished as follows:

     (i) The Company will indemnify Holder and any Permitted Assignees whose Warrant Shares are included in any registration when registration has been effected pursuant to this Section 6 and each underwriter, if any, and each person who controls any underwriter within the meaning of the Act or the Securities Exchange Act of 1934, as amended, (the "Exchange Act") against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement or prospectus incident to any such registration or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based on any untrue statement or omission based upon information furnished to the Company by Holder or a Permitted Assignee whose Warrant Shares are included in such registration or by any underwriter specifically for use herein.

     (ii) Holder and each Permitted Assignee will, if Warrant Shares held by them are included in the securities as to which such registration is being effected, indemnify the Company, each of its directors, and officers and counsel and each underwriter, if any, of the Company's securities covered by the Registration Statement, each person who controls the Company or such underwriter within the meaning of the Exchange Act and the Securities Act and the rules and regulations thereunder, each other stockholder participating in such distribution and each of their officers, directors and partners, and each person controlling such other stockholder, against all claims, losses, damages and liabilities (or actions in respect thereto) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, or any omission (or alleged omission) to state therein a material fact required to be stated therein in order to make the statements therein not misleading in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such document in reliance upon and in conformity with information furnished to the Company by Holder and each Permitted Assignee.
     (iii) Each party  entitled to  indemnification  under this  agreement  (the
"Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under Section 6 hereof. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and any litigation resulting therefrom.

     (e) Holder shall furnish to the Company such information regarding Holder and any information relating to the registration of any of the Company's securities proposed by Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration.

     (f) Holder will not sell or transfer any of the Warrant Shares for a period of 18 months from the effective date of any registration statement filed with the Commission by which the securities are registered without the prior consent of the managing underwriter, if any, of such offering.

     (g) Notwithstanding anything herein contained to the contrary, the Company and Holder agree that in the event that the terms and conditions of the warrants to be registered upon effectiveness of any Registration Statement to be filed with the Commission are not identical to the terms and conditions of the form of Warrant offered herein and attached hereto, the Warrant will be modified to conform exactly to the terms and conditions of the warrants offered pursuant to such Registration Statement (provided that the warrants received shall be for the same aggregate number of Shares as are subject to this Warrant), which provisions may include, among other things, provisions for redemption of the Warrant offered herein or change in the exercise price of the Warrant offered pursuant to such Registration Statement.

     In case the Company shall at any time after the date of this Warrant (i) declare a dividend on the outstanding Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock, (iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then, in each case, the Exercise Price, and the number and kind of shares receivable upon exercise, in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, or reclassification shall be proportionately adjusted so that the holder of any Warrant exercised after such time shall be entitled to receive the aggregate number and kind of shares which if such warrant had been exercised immediately prior to such time, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination, or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

     b. In case the Company shall distribute to all holders of Common Stock (including any such distribution made to the stockholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness or assets (other than cash dividend distributions and dividends payable in shares of Common Stock), subscription rights, options, or warrants or convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock, then in each case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date for the determination of stockholders entitled to receive such distribution by a fraction of which the numerator shall be the "current market price" per share of Common Stock (as defined in Section 7(c) on such record date, less the fair market value (as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error) of the portion of the evidences of indebtedness or assets so to be distributed, or of such subscription rights, options, or warrants, convertible or exchangeable securities containing the right to subscribe for or purchase shares of Common Stock, applicable to the share, and of which the denominator shall be such "current market price" per share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of such distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution.

     c. For the purpose of any computation under Section 7(b) the "current market price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive trading days commencing 45 trading days before such date. The closing rice for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing bid price regular way, in either case on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price as furnished by the NASDAQ Stock market ("NASDAQ") or the electronic bulletin board. If on any such date the Common Stock is not quoted in any such organization, the fair value of the Common Stock on such date, as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error, shall be used.
     d. No adjustment in the Exercise Price shall be required if such adjustment is less than $.05; provided, however, that any adjustments which by reason of this Section 7(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-thousandth of a share, as the case may be.
     e. In any case in which this Section 7 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event issuing to the holder of any Warrant exercised after such record date the shares, if any, issuable upon such exercise over and above the shares, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment, provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.
     f. Upon such adjustment of the Exercise Price as a result of the calculations made in Sections 7(a) or (b), each Warrant outstanding prior to the making of the adjustment in the Exercise Price shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of shares (calculated to the nearest thousandth) obtained by dividing (A) the product obtained by multiplying the number of shares purchasable upon exercise of a Warrant prior to adjustment of the number of shares by the Exercise Price in effect prior to adjustment of the Exercise Price by (B) the Exercise Price in effect after such adjustment of the Exercise Price.
     g. In case of any capital reorganization of the Company, or of any reclassification of the Common Stock (other than a reclassification of the Common Stock referred to in Section 7(a), or in the case of the consolidation of the Company with or the merger of the Company into any other corporation or of the sale, transfer, or lease of the properties and assets of the Company as, or substantially as, an entirety to any other corporation or other entity, each Warrant shall after such capital reorganization, reclassification of Common Stock, consolidation, merger, sale, transfer, or lease, be exercisable, on the terms and conditions specified in this Warrant, for the number of shares of stock or other securities, assets or cash to which a holder of the number of shares purchasable (at the time of such capital reorganization, reclassification of Common Stock, consolidation, merger, sale, transfer, or lease) upon exercise of such Warrant would have been entitled upon such capital reorganization, reclassification of Common Stock, consolidation, merger, sale, transfer, or lease; and in any such case, if necessary, the provisions set forth in this
Section 7 with respect to the rights and interests thereafter of the holders of the Warrant shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock, other securities, assets, or cash thereafter deliverable on the exercise of the Warrant. The subdivision or combination of shares of Common Stock at any time outstanding into a greater or lesser number of shares shall not be deemed to be a reclassification of the Common stock for the purposes of this subsection. The Company shall not effect any such consolidation, merger, transfer, or lease, unless prior to or simultaneously with the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or merger or the Corporation purchasing, receiving, or leasing such assets or other appropriate corporation or entity shall expressly assume, by written instrument in form satisfactory to the Underwriter and duly executed and delivered to each holder of a Warrant, the obligation to deliver to the holder of each Warrant such shares of stock, securities, or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase and to perform the other obligations of the Company under this Warrant.

     h. The Company may make such reductions in Exercise Price, in addition to those required by this Section 7, as it shall, in its sole discretion, determine to be advisable.
                           This Agreement shall be governed by and in
accordance with the laws of the State of Florida.

                  IN WITNESS WHEREOF, ARTHUR TREACHER'S, INC. has caused this Warrant to be signed by its duly authorized officers and is to be dated January 31, 1997.


                                                     ARTHUR TREACHER'S, INC.
   .



                                             By:____________________________
                                         R. Frank Brown, President



                                     By:
                                          William Saculla, Secretary

                                           FORM OF ELECTION TO PURCHASE

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase:

                                                    shares of Common Stock

Dated:

     Signature (Signature must conform in all respects to the name of holder as specified on the face of the Warrant Certificate.) (Insert Social Security or Other Identifying Number of Holder)

EXHIBIT 10.12              Form of Warrant to Burnham Securities, Inc.

     The securities represented hereby have been acquired for investment purposes only, have not been registered for offer or sale under the Securities Act of 1933, as amended, and may not be sold, exchanged, hypothecated or transferred in any manner whatsoever, except in compliance with Section 4 hereof.

Warrant Certificate No. A-1

                           Warrant to Purchase 296,891 Shares of Common Stock
(subject to adjustment)

Original Issue Date:  November 21, 1996

Purchase Price:            $3.30
                                       WARRANT TO PURCHASE COMMON STOCK
                                                      OF
                                            ARTHUR TREACHER'S INC.
     This certifies that Burnham Securities Inc. and/or registered assigns is entitled, subject to the terms set forth herein, at any time from the Original Issue Date set forth above until 5:00 P.M., New York, New York time, on November 21, 2001 (the "Expiration Date"), to purchase from Arthur Treacher's Inc., a corporation organized and existing under the laws of Utah (hereinafter called the "Company"), up to 296,891 fully paid and non-assessable shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), upon surrender of this Warrant, at the principal ffice of the Company, with the form of election to purchase annexed hereto duly executed by or on behalf of the holder of this Warrant, and simultaneous payment therefor in lawful money of the United States of the purchase price per share set forth above (such amount being herein called the "Purchase Price"). The number and character of such shares of Common Stock issuable upon exercise of this Warrant and the Purchase Price are subject to adjustment as provided below. The Warrants. The term "Warrants" as used herein means this Warrant and any Warrants delivered in substitution or exchange therefor as provided herein. The term "Warrant Stock" as used herein means as of any date all shares of Common Stock of the Company theretofore issued or at the time issuable upon exercise of the Warrants which Common Stock is not at such time registered under the Securities Act of 1933, as amended (the "1933 Act"); provided, however, that the term "Warrant Stock" shall not include shares of Common Stock that shall have been sold in a transaction exempt from the registration and prospectus delivery requirements of the 1933
Act so that all transfer restrictions and restrictive legends with respect thereto are removed upon consummation of such sale. The holder of the Warrants as of any date shall be deemed the holder of the Warrant Stock issuable at such time upon exercise of the Warrants. Exercise. This Warrant may be exercised at any time or from time to time, on any day which is a business day, for the full number of shares of Common Stock called for hereby, by surrendering it at the principal office of the Company, 7400 Baymeadows Way, Jacksonville, FL 32256
Attention: President, with the subscription form duly executed by or on behalf of the holder of this Warrant, together with payment in cash or immediately available funds of the sum obtained by multiplying (i) the number of shares of Common Stock called for on the face of this Warrant (without giving effect to any adjustment therein) by (ii) the Purchase Price. In the event that the Warrant is exercised at a time when the Common Stock issuable upon such exercise has not been registered under the 1933 Act, the Common Stock issued upon such exercise shall contain a legend substantially similar to that appearing on the face of this Warrant. This Warrant may be exercised at any time or from time to time, on any day which is a business day, for less than the full number of shares of Common Stock called for hereby (but not as to fractional shares of Common Stock) in the manner set forth in subsection 2(a). Upon any partial exercise, the number of shares of Common Stock receivable upon the exercise of this Warrant as a whole, and the sum payable upon the exercise of this Warrant as a whole, shall be proportionately reduced. Upon such partial exercise, this Warrant shall be surrendered, and a new Warrant of the same tenor for the same aggregate number of shares of Common Stock, with the same Expiration Date, bearing the same legend appearing on the face of this Warrant, and for the purchase of the number of such shares of Common Stock not purchased upon such exercise shall be issued by the Company to the registered holder hereof. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the shares of Common Stock issuable upon such exercise shall be treated for all purposes as the holder of such shares of record as of the close of business on such date, or if later, the date on which all applicable Regulatory Requirements (as defined below) related to such issuance shall have been complied with. As soon as practicable on or after such date, the Company shall issue and deliver to the person or persons entitled to receive the same a stock certificate or certificates for the number of full shares of Common Stock issuable upon such exercise, together with cash, in lieu of any fraction of a share of Common Stock equal to such fraction of the then current market value of one full share of Common Stock.

     Payment of Taxes. All shares of Common Stock issued upon the exercise of a Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all issuance taxes and other similar governmental charges that may be imposed in respect of the issue or delivery thereof, but in no event shall the Company pay a tax on or measured by the net income or gain attributed to such exercise; neither shall the Company be required to pay any tax or other charge imposed in connection with any transfer of a Warrant or any transfer involved in the issuance of any certificate for shares of Common Stock in any name other than that of the registered holder of the Warrant surrendered in connection with the purchase of such shares, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the satisfaction of the Company that no tax or other charge is due.

     Transfer and Exchange.
     The holder of this Warrant represents and warrants that it is acquiring this Warrant for its own account and for the purpose of investment only and not with a view to any distribution or resale thereof within the meaning of the 1933 Act. Neither this Warrant nor any Warrant Stock shall be transferable, in whole or in part, except as hereinafter provided. The holder acknowledges that, in taking this unregistered Warrant, it must continue to bear the economic risk of its investment for an indefinite period of time because of the fact that such Warrant has not been registered under the 1933 Act. The holder realizes that such Warrant cannot be sold, transferred or otherwise disposed of unless it is subsequently registered under the 1933 Act or an exemption from such registration is available, and the holder further recognizes that the Company is not assuming any obligation to register such Warrant, nor does the Company have any present intention to so register the Warrant. The holder of this Warrant acknowledges that the only registration rights provided in connection with the Warrant are those rights relating to the Warrant Stock contained in Section 8 of this Warrant. The holder also acknowledges that appropriate legends reflecting the status of the Warrant under the 1933 Act may be placed on the face of the Warrant certificates at the time of their transfer and delivery to the holder hereof. The holder agrees that it will not sell, assign or transfer any Warrant or any Warrant Stock in violation of the 1933 Act or any applicable rule or regulation promulgated thereunder or the applicable securities laws of any state within the United States (collectively referred to herein as the "Regulatory Requirements") and that it will not sell, assign or transfer any Warrant or any Warrant Stock (other than pursuant to an effective registration statement under the 1933 Act and in full compliance with all Regulatory Requirements) unless and until it shall have notified the Company of the proposed transfer and if requested by the Company, shall have furnished to the Company an opinion or opinions of counsel, reasonably satisfactory to the Company, to the effect that such transfer may be made without registration under the 1933 Act and will not result in a violation of any applicable Regulatory Requirements; provided, however, that this Warrant may be transferred in whole or in part within 90 days of the Original Issue Date to (x) any person who is (or was as of the Original Issue Date) an officer or employee of Burnham Securities Inc. or (y) any registered broker/dealer or affiliate thereof that participated as a dealer in connection with the offer, issuance and sale by the Company of up to 4,000,000 shares of Common Stock pursuant to that certain Confidential Private Placement Memorandum dated October 18, 1996, as amended.

     This Warrant is exchangeable at the principal office of the Company for Warrants of the same tenor for the same aggregate number of shares of Common Stock and with the same Expiration Date, each new Warrant to represent the right to purchase such number of shares as the holder shall designate at the time of such exchange and to bear the same legend appearing on the face of this Warrant. Adjustment of Purchase Price and Number of Shares. Adjustment for Stock Splits, Stock Dividends, Recapitalization, etc. The exercise price of this Warrant shall be subject to adjustment, upward or downward, pro rata, to reflect any stock dividend, stock split, combination of shares, recapitalization or other similar event, and the number of shares issuable upon exercise shall be adjusted such that the aggregate dollar amount determined by multiplying the Purchase Price by the number of shares purchasable on exercise of the Warrant shall be the same after the adjustment event as before. Thus, for example, if there should be a 2-for-1 stock split, the exercise price would be divided by two and the number of shares issuable upon exercise would be doubled. Adjustment for Reorganization, Merger, Consolidation or Disposition of Assets. In case after the Original Issue Date the Company shall reorganize its capital (other than in a recapitalization as to which an adjustment is made pursuant to subsection 5(a) above), consolidate, amalgamate or merge with or into another corporation (as a result of which the Company is not the surviving corporation or there is a distribution with respect to the Common Stock of the Company of the type described in subsection 5(c) below), or sell, transfer or otherwise dispose of all or substantially all of its property, assets or business to another corporation and, pursuant to the terms of such reorganization, merger, amalgamation, consolidation or disposition of assets, shares or common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then each holder shall have the right thereafter to receive, upon exercise of this Warrant and payment of the Purchase Price as provided for herein, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, merger, amalgamation, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event. In case of any such reorganization, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Company) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this Warrant to be performed and observed by the Company and all of the obligations and liabilities hereunder, subject to such modification as may be deemed appropriate (as determined by resolution of the Board of Directors of the Company) in order to provide for adjustments of shares of the Common Stock for which this Warrant is exercisable which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 5. For purposes of this subsection 5(b), "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption, and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event, and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this subsection 5(b) shall similarly apply to successive reorganizations, amalgamations, mergers, consolidations or dispositions of assets.

     Certain Other Distributions.
     (i) If at any time the Company shall make any extraordinary dividend or distribution of cash (other than a cash distribution or dividend payable out of earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Company) to the holders of Common Stock, then from and effective after the record date established for such distribution, the per share Purchase Price in effect immediately prior to such record date shall be reduced by an amount equal to the amount of cash per share of Common Stock which is so distributable; provided, however, if, for any reason, such extraordinary cash dividend or distribution is not effected, then no adjustment of the Purchase Price of the Warrant shall be deemed to have been made under this subsection (c)(i) and the Purchase Price in effect immediately before the aforesaid record date shall remain and continue in effect at all times until subsequently adjusted pursuant to the provisions of this Section 5. Notwithstanding any provision to the contrary contained herein, the per share Purchase Price of this Warrant shall not be reduced to below one cent ($.01) per share of Common Stock.

     (ii) If at any time the Company shall make any dividend or distribution of any evidences of its indebtedness or any shares of capital stock (other than shares of Common Stock) to the holders of Common Stock, then from and effective after the record date established for such distribution, the per share Purchase Price in effect immediately prior to such record date shall be reduced by an amount deemed to be the fair market value allocable to each share of Common Stock as a result of such dividend or distribution, such fair market value to be determined in good faith by the Board of Directors of the Company; provided, however, if, for any reason, any such dividend or distribution is not effected, then no adjustment of the Purchase Price of the Warrant shall be deemed to have been made under this subsection (c)(ii) and the Purchase Price in effect immediately before the aforesaid record date shall remain and continue in effect at all times until subsequently adjusted pursuant to the provisions of this
Section 5. Notwithstanding any provision to the contrary contained herein, the per share Purchase Price of this Warrant shall not be reduced to below one cent ($.01) per share of Common Stock.

     (iii) Notwithstanding any provision to the cntrary contained herein, in the event that at any time the Company shall make any dividend or distribution of any warrants, options or rights to subscribe for any evidences of its indebtedness, any shares of its capital stock (including, without limitation, shares of Common Stock) or any other securities or property of any nature whatsoever to the holders of Common Stock, the Purchase Price in effect immediately before the making by the Company of any such dividend or distribution shall remain unchanged and shall continue in full force and effect at all times until subsequently adjusted pursuant to the provisions of this
Section 5.

     Record Date Deemed Issue Date. In case the Company shall take a record of the holders of shares of its stock of any class for the purpose of entitling them (A) to receive a dividend or a distribution payable in Common Stock or any rights or options to subscribe for, purchase, or otherwise acquire any Common Stock, or (B) to subscribe for, purchase or otherwise acquire any Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any Common Stock, then such record date shall be deemed to be the date of the issue or sale of the Common Stock, or such rights or options issued or sold, or deemed to have been issued or sold, upon the declaration of such dividend or the making of such other distribution, or the date of the granting of such rights or subscription, purchase or other acquisition, as the case may be. Duration of Adjusted Purchase Price. Following each computation or readjustment of the Purchase Price as provided in subsection 5(a) or 5(c) hereof, the new Purchase Price shall remain in effect until a further computation or readjustment thereof is required by subsection 5(a) or 5(c) hereof. Officer's Certificate as to Adjustments. In each case of an adjustment in the Purchase Price or the number of shares of Common Stock receivable upon the exercise of this Warrant, the Company shall, if requested by any holder of this Warrant, at the Company's expense, cause an officer of the Company to compute such adjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of: (i) the consideration, if any, received or to be received by the Company for any additional shares of Common Stock issued or sold or deemed to have been sold; (ii) the number of shares of

     Common Stock outstanding or deemed to be outstanding; (iii) the number of shares of Common Stock receivable upon the exercise of such Warrant; and (iv) the new Purchase Price. The Company will forthwith mail a copy of each certificate to each holder of a Warrant at the time outstanding. Notices of Record Date. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any extraordinary dividend or other distribution (as described in subsection 5(c)(i), or any right or option to subscribe for, purchase or otherwise acquire any shares of stock of any class or any securities, or to receive any other right; or ( of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, except for mergers into the Company of wholly owned subsidiaries, or any conveyance of all or substantially all of the assets of the Company to another corporation; or (of any voluntary dissolution, liquidation or winding-up of the Company then, and in each such case, the Company will mail or cause to be mailed, at the Company's expense to each holder of a Warrant at the time outstanding a notice specifying, as the case may be (A) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or
(B) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place, and the time, if any, to be fixed as of which the holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be mailed to each holder of a Warrant at least 20 days prior to the date therein specified.

     Loss or Mutilation. Upon receipt by the Company of evidence satisfactory to it (in the exercise of reasonable discretion) of the ownership of and the loss, theft, destruction or mutilation of any Warrant and (in the case of loss, theft or destruction) of indemnity satisfactory to it (in the exercise of reasonable discretion), and (in the case of mutilation) upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof a new Warrant of like tenor. Reservation and Listing of Common Stock. The Company shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Warrants. If any shares of Common Stock required to be reserved for issuance upon exercise of this Warrant require registration or qualification with any governmental authority or other governmental approval or filing under any law before such shares may be so issued, the Company will in good faith and as expeditiously as possible and at its expense endeavor to cause such shares to be duly registered or qualified or to take such other action as may be reasonably necessary to effectuate the issuance of such shares. The Company will, at its expense, list on each securities exchange on which shares of Common Stock are presently listed or are hereafter listed (if requested in writing to do so by the holder of this Warrant as to such future listings), maintain and, when necessary, increase such listing of, all shares of Common Stock issued or, to the extent permissible under the applicable securities exchange rules, issuable upon the exercise of this Warrant so long as any shares of Common Stock shall be so listed at any time prior to the Expiration Date.

Registration Rights.

     Optional  Registration.  If the Company at any time prior to the date three
(3) years after the Expiration Date proposes to file a registration statement under the 1933 Act respecting a sale of Common Stock, it will each such time give written notice (the "Registration Notice") to all holders of Warrants and Warrant Stock of its intention to do so not later than 30 days prior to the date such registration statement is proposed to be filed and, upon the written request of the holders of more than 30% of the Warrants or Warrant Stock given within 15 days after receipt of any such notice (which request shall specify the Warrant Stock intended to be sold or disposed of by each such holder and shall describe the nature of any proposed sale or other disposition thereof), the Company shall include therein or shall cause the managing underwriter or underwriters, if any, of a proposed underwritten offering to include therein all such Warrant Stock specified in such request to be so registered on the same terms and conditions as the other shares of Common Stock of the Company included in such registration statement; provided, however, that the aggregate number of shares requested to be included therein is greater than 30% of all shares of Warrant Stock. Notwithstanding any provision to the contrary contained herein, the Company shall not be required to include any Warrant Stock in any registration statement filed by the Company which relates solely to shares of capital stock issued or to be issued pursuant to or in connection with any employee or incentive stock ownership plan or any employee benefit plan or in any registration statement on Form S-4 filed by the Company which relates solely to a business combination. The Company may at any time elect not to file any proposed registration statement or to withdraw any proposed registration statement after giving the Registration Notice to the holders of Warrants and the Warrant Stock and shall not be liable to any such holder for any losses caused by such election or withdrawal.

     Required Registration. In the event that after the expiration of three (3) years from the Original Issue Date, either (i) the Company shall not have effected a registered offering of shares of Common Stock with respect to which a Registration Notice shall have been given to all holders of Warrants or Warrant Stock or (ii) the holders of Warrant Stock shall not have been permitted to include in such an offering all Warrant Stock held by such holders as to which a request for registration shall have been given to the Company pursuant subsection 8(a), then, at any time and from time to time thereafter, if the Company shall receive a written request (specifying that it is being made pursuant to this subsection 8(b) from the holders of more than 30% of the Warrant Stock that the Company file a registration statement on an appropriate form under the 1933 Act covering the registration of the Warrant Stock held by such holders, then the Company shall promptly notify all other holders of Warrants and Warrant Stock of such request for the purpose of allowing such other holders to participate in such requested registration under this subsection 8(b) and shall use its best efforts to register under the 1933 Act all Warrant Stock that the holders thereof have requested be registered and take such other action as may be required to have such registration statement declared effective and to qualify or register such Warrant Stock for offering and sale under the securities or blue sky laws of such states as are reasonably requested by the holders of such Warrant Stock; provided, however, that the Company shall not be required to proceed with the filing of any proposed registration statement if less than 30% of the outstanding Warrant Stock is covered by such registration statement.

     Notwithstanding anything to the contrary contained herein, the Company may be obligated to file more than one registration statement pursuant to this subsection 8(b), but only the first such registration statement shall be at the Company's expense. Limitation of Shares in Underwritten Offering. If the managing underwriter or underwriters of an underwritten pubic offering made pursuant to any registration statement pursuant to subsection 8(a) above deliver a written opinion to a holder of Warrant Stock seeking to include its Warrant Stock in a registration pursuant to subsection 8(a) above that the total number or kind of securities which such holder and the Company and any other persons or entities intend to include in such offering would adversely affect such offering (including, without limitation, the marketing of or the price obtainable for the shares of Common Stock of the Company to be sold by the Company thereunder), then the number of such holder's Warrant Stock and the number of other shares of Common Stock of the Company to be included in such offering (other than shares of Common Stock to be issued by the Company) may be reduced or excluded in their entirety to the extent necessary to reduce the total number of shares of Common Stock of the Company to be included in such offering to the number recommended by such managing underwriter or underwriters. Any such reduction shall be a proportionate reduction to all such persons (other than the Company) based upon the number of shares proposed to be registered by each such person (other than the Company). Other Registrations. Upon any registration of Common Stock pursuant to subsection 8(a) or 8(b), if any Warrant Stock requires registration or qualification with or approval of any United States or state governmental official or authority other than registration under the 1933 Act (or any similar federal statute or other Regulatory

     Requirement at the time in force) before such Warrant Stock may be issued or may be sold, the Company will take all requisite action in connection with such registration and will use its best efforts to cause any such shares to be duly registered or approved as may be required. Upon any registration of Common Stock pursuant to subsection 8(a) or 8(b), the Company shall also utilize its best efforts to comply with such state securities laws, if any, as are applicable to any such registration; provided, however, that it shall not be required to give a general consent to the service of process or to qualify as a foreign corporation or subject itself to taxation as doing business in any such state. Registration Obligations. The Company will deliver to the holders of Warrant Stock so registered, after the effectiveness of any registration statement filed pursuant to this Section 8, such reasonable number of copies of any preliminary and final prospectus included in such registration statement and of any revised or supplemental prospectus filed and such other reports and documents as such holders may from time to time reasonably request. The Company agrees that it shall keep effective any registration statement filed pursuant to subsection 8(a) or subsection 8(b) above during the period commencing on the initial effective date of such registration statement and ending on the earliest to occur of (i) the date on which updated financial statements of the Company would be required to be filed with the Securities and Exchange Commission in a post-effective amendment to such registration statement, (ii) the completion of the sale of the Warrant Stock registered under such registration statement, or
(iii) the date which is nine months from the initial effective date of such registration statement. After such period, the Company may withdraw such Warrant Stock from registration and shall not be liable to any holder of Warrant Stock for any losses caused by such withdrawal.

     In the case of each registration, qualification or compliance effected by the Company pursuant to this Section 8, the Company will keep each holder of Warrant Stock which is the subject of such registration, qualification or compliance, advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. Expenses of Demand and Optional Registration. In the case of any registration pursuant to subsection 8(a) and the first registration pursuant to subsection 8(b) hereof, the Company shall pay all of the expenses in connection therewith, including, without limitation, costs of complying with federal and state securities laws and regulations, accounting and legal fees and expenses of the Company and legal fees and expenses in connection with blue sky matters, printing expenses and filing fees, but shall not be responsible for the payment of any transfer taxes, underwriting commissions and discounts in respect of the Warrant Stock, legal fees and expenses for counsel to the registered holders and other expenses of the registered holders. All expenses incurred in connection with the second and any subsequent registration pursuant to subsection 8(b) hereof including, without limitation, all registration and qualification fees, underwriter's discounts and commissions, costs of complying with Regulatory Requirements, printing expenses and filing fees, accounting and legal fees and expenses of the Company, and the fees and expenses of counsel for the selling holders of Warrant Stock shall be borne by such holders in proportion to the amount of Warrant Stock sold by each such holder. Indemnity. In connection with any registration statement which pursuant to this Section 8 includes any Warrant Stock, the Company will indemnify and hold harmless each holder of Warrant Stock and each underwriter of Warrant Stock being sold by any such holder (and will indemnify and hold harmless any person who controls such holder or underwriter within the meaning of Section 15 of the 1933
Act) against and in respect of any and all claims, losses, damages, liabilities and expenses, joint or several, (including, without limitation, legal or other expenses reasonably incurred by each such holder in connection with investigating or defending any such loss, claim, damage, liability or action) resulting from any untrue statement or alleged untrue statement of any material fact contained in such registration statement or prospectus or from any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been based upon information furnished in writing to the Company by such holder or underwriter or any controlling person thereof expressly for inclusion in such registration statement or prospectus and is used in conformity with such writing. In connection with any registration statement which pursuant to this Section 8 includes any Warrant Stock, each holder of any Warrant Stock (the "Indemnifying Holder") agrees to indemnify and hold harmless the Company, its directors and its officer and such persons, if any, who control the Company within the meaning of the 1933 Act against and in respect of any and all claims, losses, damages, liabilities and expenses, joint or several (including, without limitation, legal or other expenses incurred by any of them in connection with investigating or defending any such claim, loss, damage, liability or action), to which the Company or any such person may become subject under the 1933 Act or otherwise insofar as such claims, losses, damages, liabilities or expenses (or actions with respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement or prospectus or from any omission or alleged omission to state therein a material fact relating to the Indemnifying Holder required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that any such untrue statement or omission is based upon information furnished in writing to the Company by such Indemnifying Holder or any of its authorized representatives for inclusion in such registration statement or prospectus. If the indemnification provided for in this subsection (h) from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses which are indemnified hereunder, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

     The parties hereto agree that it would not be just and equitable if contribution pursuant to the immediately preceding paragraph were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any party which was not guilty of such fraudulent misrepresentation. Defense of Claims. Any party(ies) seeking indemnification (the "Indemnitee") shall give prompt written notice to the party(ies) from whom it is seeking indemnification (the "Indemnitor") of any claim by the Indemnitee against the Indemnitor based on the indemnities contained in Section 8(g) hereof, or any claim against the Indemnitee, which might give rise to a claim based on the aforesaid indemnities. The notice shall set forth in reasonable detail the nature and basis of the claim and the actual or estimated amount thereof. Failure by the Indemnitee to give the Indemnitor prompt written notice of any such claim shall not release the Indemnitor from liability with respect thereto unless such failure to give notice has a materially adverse effect on the Indemnitor's ability to defend such claim. Prompt written notice shall mean within (3) days after the Indemnitee receives notice of the claim from the person asserting such claim. The Indemnitee shall permit the Indemnitor a reasonable opportunity to assume the defense, settlement or compromise (herein called "defense" or "defend"), of any such claim. Failure by the Indemnitor to notify the Indemnitee of its election to defend within thirty (30) days after such notice thereof shall have been given shall be deemed a waiver by the Indemnitor of its right to defend any such claim. If the Indemnitor elects to defend such claim, it shall do so at its own expense and with counsel reasonably acceptable to the Indemnitee and the Indemnitee shall have the right to participate, at its own expense and with counsel of its choosing, in the defense of any such claim and it shall be kept fully informed with respect thereto. The Indemnitee shall not make any settlement of any claim which might give rise to liability of the Indemnitor without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld. The Indemnitor will not agree to any settlement of any indemnified claim pursuant to this subsection 8(h) unless such settlement expressly releases the Indemnitee from any further liability or responsibility with respect to any action, suit or proceeding and the underlying claim. Any registered holder of Warrant Stock involved in such action, suit or proceeding shall make available to the Company, its attorneys and accountants, all of its books and records relating to any such action, suit or proceeding, and the Company shall make available to any such registered holder, its attorneys and accountants, all books and records of the Company relating to any such action, suit or proceeding, as the case may be. In connection with any such action, suit or proceeding such registered holder and the Company shall render to each other such assistance as may reasonably be required in order to ensure the proper and adequate defense of any such action, suit or proceeding. Information to be Furnished to the Company. Each holder of any Warrant Stock, by acceptance thereof, agrees to furnish to the Company such information and material concerning such holder as may be reasonably requested by the Company or its counsel in connection with any registration or qualification of shares of Warrant Stock proposed to be made by the Company pursuant to this Section 8, and further agrees to take all reasonable steps to comply with the 1933 Act and the applicable rules and regulations thereunder and with the securities laws of the states in which any such public offering is made.

                                           Termination of Registration
     Obligations. If the Company shall receive a "no-action" letter from the staff of the Securities and Exchange Commission or shall receive an opinion or opinions of its counsel to the effect that the Warrant Stock owned by a particular holder or a proposed disposition by such party is not required to be registered under the 1933 Act or any other applicable Regulatory Requirements, the provisions of this Section 8 shall be terminated with respect to such particular Warrant Stock, provided that (i) the restrictions imposed by Section 4 hereof shall terminate as to this Warrant and the Warrant Stock and the holder hereof shall be entitled to receive from the Company, at the expense of the Company, certificates representing the shares of the Warrant Stock or certificates evidencing Warrant Stock without the restrictive legend referred to in Section 4 hereof, and (ii) such opinion of counsel shall be reasonably satisfactory to the holders of a majority of the Warrants or the Warrant Stock; provided further, that if such "no-action" letter or such opinion relates to a particular disposition of Warrant Stock, the provisions of this Section 8 shall be applicable to such Warrant Stock and any holder thereof until final consummation of such disposition and if such "no-action" letter or opinion is terminated expressly or impliedly or subject to any condition, the Company will comply promptly with any such condition as is applicable to it and within its control, and the provisions of this Section 8 will be applicable to such Warrant Stock and to any holder thereof if the terms of such "no-action" letter or opinion terminate or the conditions thereof are not met. Notices. All notices and other communications from the Company to the holder of this Warrant shall be deemed validly given, made or served if in writing and delivered (as of such delivery) or sent by certified mail (as of three days after deposit in a United States post office), postage prepaid, return receipt requested, or by facsimile or overnight courier service, charges prepaid (as of the date of confirmation of receipt), to the address or telecopy number furnished to the Company in writing by the last holder of this Warrant who shall have furnished an address or telecopy number to the Company in writing. Change; Waiver. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. No Rights or Liability as a Shareholder. This Warrant does not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company. No provision hereof, in the absence of affirmative action by the holder hereof to purchase Common Stock, and no enumeration herein of the rights or privileges of the holder hereof shall give rise to any liability of such holder as a shareholder of the Company. Certain Information as to the Company. Promptly after the same become publicly available, the Company shall deliver to the holder of this Warrant copies of such annual, periodic and other reports, and such proxy statements and other information, as shall be filed by the Company with the Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934, as amended. Headings. The headings in this Warrant are for purposes of convenience in reference only and shall not be deemed to constitute a part hereof or to affect the interpretation of any provision of this Warrant.

                    Law Governing. This Warrant shall be construed and enforced in accordance with and shall be governed by the laws of the State of New York.
                                                     ARTHUR TREACHER'S, INC.

                                         By:_____________________________
                                                        Name:
                                                        Title:

Attest:



_____________________________

     [FORM OF ELECTION TO PURCHASE] The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to purchase __________ shares of Common Stock and herewith tenders in payment for such securities a certified or official bank check payable in New York Clearing House Funds to the order of ARTHUR TREACHER'S, INC. in the amount of $__________, all in accordance with the terms of the Warrant Certificate No. ___ dated as of ________ __, 1996 issued by ARTHUR TREACHER'S, INC. The undersigned requests that a certificate for such securities be registered in the name of __________ whose address is __________ and that such Certificate be delivered to __________ whose address is __________. Dated: Signature (Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate.) (Insert Social Security or Other Identifying Number of Holder)

EXHIBIT 10.13              Form of Stock Option to Employees










































                                                OPTION CERTIFICATE

THE OPTIONS REPRESENTED BY THIS CERTIFICATE AND THE OTHER
SECURITIES ISSUABLE UPON EXERCISE THEREOF MAY NOT BE OFFERED OR
SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933, (ii) TO THE EXTENT APPLICABLE, RULE 144 UNDER SUCH ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO
THE DISPOSITION OF SECURITIES), OR (iii) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL FOR THE
ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS
AVAILABLE.  THIS OPTION CERTIFICATE SUPERSEDES ANY PRIOR OPTION
CERTIFICATES, WHICH PRIOR CERTIFICATES ARE HEREBY CANCELED.

THE TRANSFER OR EXCHANGE OF THE OPTIONS REPRESENTED BY THIS
CERTIFICATE IS RESTRICTED IN ACCORDANCE WITH THE TERMS CONTAINED
HEREIN.

No.  O-1                                  September 1, 1996

     This OPTION CERTIFICATE, certifies that Arthur Treachers, Inc., a Florida corporation, having an office at 7400 Baymeadows Way, Suite 300, Jacksonville, Florida 32255 (the "Corporation"), has granted to Aaron Cain, an individual having an office at c/o Arthur Treachers, Inc., 7400 Baymeadows Way, Suite 300, Jacksonville, Florida 32255 (the "Optionee") the right and option to purchase up to 25,000 shares (hereinafter referred to as the "Option Shares") of Common Stock (the "Common Stock"), of the Corporation on the terms and subject to the conditions hereinafter set forth. This Option Certificate is in consideration of the receipt of $1.00, and other good and valuable consideration. This Option Certificate supersedes any prior option certificates, which prior option certificates are hereby canceled.

                  SECTION 1.        Option To Purchase Common Stock.



     Subject to Section 5 hereof, commencing on the date hereof, the Corporation grants to the Optionee the right and option (collectively, the "Option") to purchase from the Corporation 25,000 Option Shares, at a purchase price of $2.125 per Option Share (the "Option Price").

     Subject to Section 5 hereof, the "Option Period" shall commence on the date of this Certificate and terminate on the date which is five (5) years from the date of vesting of each annual allotment of the Option.

     Such Option to purchase from the Corporation the Option Shares vests and become exercisable at the rate of 5,000 Option Shares every year starting one year from the date of this Certificate for five years of Optionee's employment by the Corporation or any affiliate or subsidiary.

     The Option may be exercise by the holder of this Option by delivery to the Corporation, at any time during the Option Period, of a written notice (the "Option Notice"), which Option Notice shall state such holder's intention to exercise the Option, the date on which the holder proposes to purchase the Option Shares (the "Closing Date") and the number of Option Shares to be purchased on the Closing Date, which Closing Date shall be no later than 30 days nor earlier than 10 days following the date of the Option Notice. Upon receipt by the Corporation of an Option Notice from the holder of this Option, the Optionee shall be obligated to purchase that number of Option Shares to be purchased on the Closing Date set forth in the Option Notice.

     The purchase and sale of Option Shares acquired pursuant to the terms of this Certificate shall be made on the Closing Date at the offices of the Corporation. Delivery of the Stock certificate or other instrument registered in the name of the holder of this Option, evidencing the Option Shares being purchased on the Closing Date, shall be made by the Corporation to the holder of this Option on the Closing Date against the delivery to the Corporation of a check in the full amount of the aggregate purchase price therefor.

     SECTION 2. Reorganizations; Mergers; Sales; Etc. If, at any time during the Option Period, there shall be any capital reorganization, reclassification of Common Stock (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), the consolidation or merger of the Corporation with or into another corporation or of the sale of all or substantially all the properties and assets of the Corporation as an entirety to any other corporation or person, the unexercised portion of this Option shall, after such reorganization, reclassification, consolidation, merger or sale, be exercisable for the kind and number of shares of stock or other securities or property of the Corporation or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold to which such holder would have been entitled if such holder had held shares of Common Stock issuable upon the exercise hereof immediately prior to such reorganization, reclassification, consolidation, merger or sale. The provisions of this Section 2 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers and sales.
                                                        2


                  SECTION 3.      Adjustment of Option Shares and Option Price.


     a. The number of Option Shares subject to this Option during the Option Period shall be cumulative as to all prior dates of calculation and shall be adjusted for any stock dividend, subdivision, split-up or combination of Common Stock.
     b. The Option Price shall be subject to adjustment from time to time as follows:
     If, at any time during the Option Period, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, immediately following the record date fixed for the determination of holders of shares of Common Stock entitled to receive such stock dividend, subdivision or split-up, the Option Price shall be appropriately decreased so that the number of shares of Common Stock issuable upon the exercise hereof shall be increased in proportion to such increase in outstanding shares.

     If, at any time during the Option Period, the number of shares of Common Stock outstanding is decreased by a combination of outstanding shares of Common Stock, then, immediately following the record date for such combination, the Option Price shall be appropriately increased so that the number of shares of Common Stock issuable upon the exercise hereof shall be decreased in proportion to such decrease in outstanding shares.

                  SECTION 4.     Acceleration of Options in Certain Events


     a. Acceleration of Qualified Options in Certain Events. Notwithstanding any provisions to the contrary in this Certificate, all Qualified Options then currently outstanding shall become immediately exercisable in full and remain exercisable until their expiration in accordance with their respective terms upon the occurrence of either of the following events:

     (1) the first purchase of the Corporation's common stock pursuant to a tender or exchange offer (other than a tender or exchange offer made by the Corporation); or

     (2) approval by the Corporation's stockholders of a (A) merger or consolidation of the Corporation with or into another corporation (other than a merger or consolidation in which the Corporation is the surviving corporation and which does not result in any reclassification or reorganization of the Corporation's then outstanding Common Stock), (B) sale or disposition of all or substantially all of the Corporation's assets, or (c) plan of liquidation and/or dissolution of the Corporation.

                  SECTION 5.        Termination of the Options.


     a. Termination of Options in General. In addition to the termination provisions set forth in Section 1(b) hereof and subject to subsections (b)-(d) of this Section, the Option shall terminate and the Option shall no longer be exercisable as to each individual annual allotment of Option Shares on the date five (5) years from the date of vesting of the Options. Any Option granted under
Section 1 of this Certificate will cease to vest and cease to be exercisable upon the date of termination of employment or retainer.

     b. Option Rights Upon Retirement. If an Optionee retires from the employment of the Corporation or any affiliate or subsidiary in accordance with the Corporation's retirement policy of the Corporation or any affiliate or subsidiary, the Stock Option Committee, in its discretion, may allow the Option to be fully exercised, at any time within one year after the date of such termination, to the extent that the Optionee was entitled to exercise the Option at the date of his retirement.

     c. Option Rights Upon Disability. If an Optionee becomes disabled while employed by the Corporation or any affiliate or subsidiary, the Board of Directors, in its discretion, may allow the Option to be fully exercised, at any time within one year after the date of such disability, to the extent that the Optionee was entitled to exercise the Option at the date of his disability.

     d. Death of the Optionee. In the event that an Optionee shall die while he is an employee of the Corporation (or within three (3) months after the termination of such employment) and prior to his complete exercise of the Options, the Options may be exercised in whole or in part only: (i) by the Optionee's estate or on behalf of such person or persons to whom the Optionee's rights pass under his Will or by the laws of descent and distribution, (ii) to the extent that the Optionee was entitled to exercise the Option at the date of his death, and (iii) prior to the expiration of the term of the Option, or within one year after the date of death, whichever is earlier.

     SECTION 6. Transfer of Option; Successors and Assigns. This Certificate (including the Option) and all rights hereunder shall not be transferable to anyone at any time without the prior written consent of the Corporation. This Certificate and all the rights hereunder shall be binding upon the Corporation and the Optionee and is inure to the benefit of the parties hereto and their respective successors, assigns and transferees.

     SECTION 7. Notices. All notices, requests, demands and other communications hereunder must be given in writing and shall be deemed to have been duly given or delivered if by hand or by mail, first class, registered mail, return receipt requested, if to the Corporation and Optionee, to the addresses as set forth on the first page hereof or at such other addresses as the parties shall have notified the other parties, with a copy to: McLaughlin & Stern, LLP, 260 Madison Avenue, 18th Floor, New York, New York, Attention: Steven W. Schuster or to such other address as the party to whom notice is given may have furnished to the other party in writing in accordance herewith. If mailed as aforesaid, any such communication shall be deemed to have been given on the third business day following the day on which the piece of mail containing such communication is posted.

     SECTION 8. Governing Law. This Certificate shall be governed by, and construed in accordance with, the laws of the State of Florida.

     SECTION 9. Entire Certificate; Amendments and Modifications. This Option Certificate contains the entire understanding between the parties hereto with respect to the transactions contemplated herein and supersedes and encompasses all previously written or oral negotiations, commitments, representations and option agreements. This Certificate, or any provision hereof, may not be amended, changed or modified without the prior written consent of each of the parties hereto.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed and delivered as of the date first above written. Arthur Treachers, Inc. By:___________________________ R. Frank Brown President
By:___________________________ William Seculla Secretary



















H:\users\Steven\qual.opt

EXHIBIT 21     List of Subsidiaries

                      List Subsidiaries

1.       M.I.E. Hospitality, Inc., incorporated in Pennsylvania
2.       Arthur Treacher' Advertising Inc., incorporated in Ohio
3.       Arthur Treacher' Management Company, Inc., incorporated in Ohio